

1-A/A

24-10086

SECURITIES AND EXCHANGE COMMISSION

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM 1-A



REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ASSOCIATED GROCERS OF MAINE, INC.
(Exact name of issuer as specified in its charter)

MAINE
(State or other jurisdiction of incorporation or organization)

P.O. BOX 1000, GARDINER, MAINE 04345
(207) 582-6500
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

PATRICK M. FLANNERY
ASSOCIATED GROCERS OF MAINE, INC.
P.O. BOX 1000
GARDINER, MAINE 04345
(207) 582-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

50	01-0223033
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

Thomas Barber, Director
Bus: 306 Route 3
So. China, ME 04358
Res: Route #3
Palermo, ME 04354

John Beaupre, Director
Bus: RR 1, Box 2140
Carrabassett Valley, ME 04947
Res: RR 1, Box 2176D
Carrabassett Valley, ME 04947

Paul Trusiani, Director
Bus: 585 Congress Street
Portland, ME 04101
Res: 25 Longwood Terrace
Portland, ME 04102

Arthur Markos, Director
Bus: 190 Water St.
Gardiner, Maine 04345
Res: 46 Mattson Heights
Gardiner, Maine 04345

John Robichaud, Director
Bus: 182 Market St.
Fort Kent, Maine 04743
Res: Same as above

Rob Newcomb, Director
Bus: 979 Swan Lake
Swanville, Maine 04915
Res: Same as above

Barry A. McCormick, Director
Bus: 8 School Street
Unity, Maine 04988
Res: 115 Fisher Road
Unity, Maine 04988

David N. Sleeper, Director
Bus: 99 Lyndon Street
Caribou, ME 04736
Res: 4 Townview Road
Caribou, ME 04736

Frederick Crowe, Director
Bus: P.O. Box 727
Princeton, ME 04668
Res: Big Lake Road
Princeton, ME 04668

Charles O'Brien, Director
Bus: 554 Main Street
Jackman, ME 04945
Res: 35 Mill Road
Jackman, ME 04945

Craig Burgess, Director
Bus: 101 Centre Street
Bath, Maine 04530
Res: 87 Whiskeag Road
Bath, Maine 04530

Patrick M. Flannery, President and Chief Executive Officer
Bus: 1000 Brunswick Avenue
Gardiner, ME 04345-1000
Res: 6 Thomas Drive
Waterville, ME 04901

Counsel to the issuer: David J. Champoux, Pierce Atwood, One Monument Square, Portland, Maine 04101

ITEM 2. Application of Rule 262

None of the persons named in Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

The securities are to be offered by the issuer itself, and not through underwriters, dealers or salesmen, in the states of Maine, Massachusetts, New Hampshire and Vermont. The securities will be offered to the issuer's existing members, as well as to any new members of the issuer joining after the date hereof.

The securities will be offered by the Company's President, Patrick M. Flannery, and its Chief Financial Officer, Ronald Cloutier.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Not applicable.

(b) The Company issued the above shares in reliance on an exemption from registration pursuant to 17 C.F.R. §§230.251 *et seq.* (Regulation A). The Company is offering rescission to all persons who hold securities sold by the Company between March 28, 2003 and September 16, 2003.

ITEM 6. Other Present or Proposed Offerings

None.

ITEM 7. Marketing Arrangements

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None.

ITEM 9. Use of a Solicitation of Interest Document

None.

OFFERING CIRCULAR

ASSOCIATED GROCERS OF MAINE, INC.

(Exact name of Company as set forth in Articles of Incorporation)

Type of securities offered:	Variable Rate Subordinated Debt Securities (Excess), paying interest at a rate equal to the average of six (6) month Treasury Securities as reported in the *Wall Street Journal*, plus 3.5%
Maximum number of securities offered:	$5,000,000 in the aggregate (including an offer of rescission to holders of securities with an aggregate value of $1,231,823 which terminated on November 21, 2004)
Minimum number of securities offered:	None
Price per security:	None. The securities are deposit instruments with no face or set value. They are sold in whatever dollar amount is requested by the purchaser and are evidenced by book entries maintained by the Company.

Total proceeds: If maximum sold: $3,768,177 If minimum sold: $0
(For use of proceeds and offering expenses, see Question Nos. 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? _____%.
Is there other compensation to selling agent(s)? [ ] Yes [X] No
Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [X] Yes [ ] No (See Question No. 25)

Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)

This offering shall end no later than the date that is two years after the initial qualification of the offering statement on October 21, 2004.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

NOTICE TO NEW HAMPSHIRE RESIDENTS:

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE INVESTOR, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):____________________
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
New Hampshire	(does not assign file numbers)	May 11, 2005

The securities will also be offered and sold in the following jurisdictions pursuant to exemptions to state registration requirements: Maine, Vermont and Massachusetts.

TABLE OF CONTENTS

Page

The Company 1

Risk Factors 1

Business and Properties 6

Offering Price Factors 17

Use of Proceeds 20

Capitalization 27

Description of Securities 28

Plan of Distribution 33

Dividends, Distributions and Redemptions 35

Officers and Key Personnel of the Company 36

Directors of the Company 37

Principal Stockholders 44

Management Relationships, Transactions and Remuneration 44

Litigation 47

Federal Tax Aspects 49

Miscellaneous Factors 49

Financial Statements 49

Management's Discussion and Analysis of Certain Relevant Factors 49

SIGNATURES 60

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 81 pages.

THE COMPANY

1. Exact corporate name: Associated Grocers of Maine, Inc.

State and date of incorporation: Maine, March 10, 1953

Street address of principal office: 1000 Brunswick Avenue, Gardiner, Maine 04345

Company Telephone Number: (207) 582-6500

Fiscal year: Ends on the last Friday of March

Person(s) to contact at Company with respect to offering: Patrick M. Flannery, President, Chief Executive Officer

Telephone Number (if different from above): (__)____________

RISK FACTORS

2. *List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).*

(1) Nontransferable Securities. The securities offered hereby (the "Securities") are not certificated and are not transferable from one holder to another. See "Description of Securities".

(2) Subordination. The Securities will generally be subordinated in right of payment to other indebtedness of the Company, including without limitation bank loans, whether now existing or arising in the future. As of March 25, 2005, the Company had outstanding approximately $4.7 million of obligations which ranked senior to the Securities; as of July 15, 2005, the Company had outstanding approximately $5.4 million of obligations which ranked senior to the Securities. The Company will also be incurring approximately $5.4 million in costs related to the ongoing expansion of the Company's warehouse located in Gardiner, Maine, which is being financed by additional bank lending in the amount of $5.9 million. Under the current financing, for so long as the Company is not in compliance with the terms of any senior indebtedness, the Company generally will not be entitled to make interest or principal payments to the holders of the Securities. In the event of the bankruptcy or insolvency of the Company, holders of senior indebtedness would generally be entitled to full payment before any payments may be made to holders of the Securities, and holders of the Securities may therefore receive only partial payment or no payment of amounts due on such Securities. If the Company's bank refuses to allow the Company to make payments on the Securities, or if the Company becomes bankrupt or insolvent, the Securities, despite their terms, would not be payable on demand and would not be applied for the purchase of additional goods from the Company. The contemplated increase in senior indebtedness (from approximately $5.4 million to approximately $11.3 million)

associated with the planned expansion will increase the risk that the Company will not be permitted to pay interest or principal on the Securities.

(3) Variable Interest Rate. The Securities bear interest at a rate equal to the average rate of six (6) month Treasury Bill Securities as reported in the *Wall Street Journal* (in the "Money Rates" section) on April 1st and October 1st of each year, or the next business day following those dates, plus 3.50%. See "Description of Securities".

(4) Substantial Leverage; Ability to Service Indebtedness. The Company had total indebtedness of $20,241,228 as of July 15, 2005, $17,282,449 as of March 25, 2005, and $16,837,277 as of March 27, 2004, and stockholders equity of $2,490,667 as of July 15, 2005, $2,423,999 as of March 25, 2005 and $2,768,863 as of March 27, 2004. In addition to the total indebtedness set forth above, the expansion of the Company's Gardiner, Maine warehouse facility will be funded by an additional bank credit of approximately $5.9 million. The Company may also incur additional indebtedness in the future, pursuant to the Securities being offered hereby or otherwise, subject in all cases to limitations imposed by its bank indebtedness. The Company's ability to make scheduled principal payments of, to pay interest on or to refinance its indebtedness (including the Securities), depend on its future performance and financial results, which, to a certain extent, are subject to general economic, financial, competitive and other factors beyond its control. The Company's historical financial results have been, and its future financial results are anticipated to be, subject to substantial fluctuations. There can be no assurance that sufficient funds will be available to enable the Company to service its indebtedness, including that arising under the Securities, to make necessary capital expenditures, to have sufficient availability of working capital, or to comply with the terms of its current or future senior indebtedness. The degree to which the Company is or may become leveraged could have important consequences to the holders of the Securities, including, but not limited to, the following:

(i) The Company's ability to obtain additional financing in the future could be limited;
(ii) Substantially all of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates;
(iii) The Company may be more vulnerable to downturns in its business or in the general economy and may be restricted from exploiting business opportunities; and
(iv) The Company's existing bank indebtedness contains financial and restrictive covenants that limit the ability of the Company to, among other things, borrow additional funds, dispose of assets, or repay subordinated debt. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company. See "Description of Securities" and "Management's Discussion and Analysis of Certain Relevant Factors".

(5) Competition. The wholesale grocery supply industry is highly competitive. Competition is based on price, quality and customer service. Although the Company believes it has a strong market presence in its chosen markets and in the geographical regions in which it operates, and that it provides goods at competitive prices together

with more extensive "value added" services than most of its competitors, competitive pressures may increase as competitors attempt to gain more market share by lowering prices and/or enhancing levels of customer service. Competition in the markets served by the Company (and those it intends to enter) comes from companies of various sizes, some of which are larger and have substantially greater financial and other resources than the Company and may therefore be better situated to withstand adverse economic or market conditions than can the Company. In addition, the Company's customers face rigorous competition from larger, better financed grocery chains and convenience stores. Larger competitors can better withstand adverse economic or market conditions than can many of the Company's customers, and may have additional competitive advantages attributable to greater buying power and the ability to offer broader ranges of products. In addition, such competitors may be geographically more diversified than the Company's customers and can therefore better withstand adverse regional or local economic conditions. Negative effects on the Company's customers from competition in the retail grocery market would adversely affect the Company's financial condition and operating results, and such effects could be material. See "Business and Properties".

(6) Key Customers. The Company has several large customers, many of whom are subject to cyclicality in their businesses and have in the past varied, and may in the future vary, their levels of business with the Company significantly from period to period. The loss or business failure of one or more of such customers, or a weak or declining market in which such customers reduce orders or become unable to pay amounts due to the Company, could have a material adverse effect on the Company.

(7) Dependence on Key Personnel; Recent Changes in Management. The Company's success depends in part upon the continuity of the Company's management team, taken as a whole, and the continued contributions of key management, sales and marketing personnel, certain of whom would be difficult to replace. In the last twelve months, the Company replaced three important employees – the President and Chief Executive Officer, the Sales Director, and the Director of Marketing. The loss of the services of these executives could have an adverse effect on the Company. There can be no assurance that the services of any members of the Company's management team will continue to be available, nor that any newly hired employees will be able to provide services of the same or better quality as their predecessors.

(8) Dependence on Sources of Supply; Dependence on Central Warehousing Facility. The Company's operations depend upon obtaining on a timely basis adequate supplies of quality goods with which it supplies its own customers in turn, and upon the continuous use of its central warehousing facility in Gardiner, Maine. From time to time, suppliers may extend delivery times, limit supply to the Company or increase prices due to capacity constraints or other factors. Any interruption in the Company's ability to use the Gardiner facility, as could occur in connection with the ongoing expansion of that facility, could adversely affect the Company's results of operations; the Company currently believes that this is unlikely to occur. Results of operations could also be adversely affected if the Company were unable to obtain adequate supplies of quality goods in a timely manner or if there were significant increases in the costs of its goods, although historically the Company has been able to pass along such costs to its

customers and believes that it is unlikely that the Company would uniquely experience such cost increases.

(9) Regional Economic Conditions. The Company's business is generated entirely from customers located and doing business in the Northern New England states. The regional economy may experience significant economic downturns in which the Company may show stagnation or decline in revenues, as occurred in the late 1980s and early 1990s. Accordingly, the Company's financial condition, particularly in light of its leveraged condition, could be adversely affected by a worsening in the regional economy.

(10) Possible Integration of Offering. The Securities are being issued in reliance upon an exemption from the registration requirement imposed by § 5 of the Securities Act of 1933 (the "'33 Act") pursuant to 17 C.F.R. §§ 230.251 *et seq.* ("Regulation A"). Regulation A requires that the sum of all consideration to be received for the securities offered thereunder not exceed $5 million in the aggregate, minus any previous sales in any offering that is integrated with the current offering. Offerings which occur within six months of the start of a particular offering under Regulation A are more likely to be integrated with that Regulation A offering. If the offering of the Securities were to be integrated with a previous offering made in reliance on Regulation A by the Company, this could lead to the Regulation A exemption being unavailable and purchasers of the Securities pursuant to this offering having a right to rescind such purchase upon demand. On September 16, 2003, the Company made its last sale under a previous offering in reliance on Regulation A; as of the same date, all persons who were eligible to purchase such securities were informed by the Company that no further securities sales would be made. The Company assumed that the previous offering terminated on that date. Other than having the Form 1/A for such previous offering continue to be qualified and on file at the Securities and Exchange Commission ("SEC") until March 24, 2004, the Company has taken no actions which could be construed as an offer to sell, or a solicitation of an offer to buy, securities as defined under the '33 Act since September 16, 2003. However, an argument could be made that (i) the previous offering in reliance on Regulation A continued until March 24, 2004, and (ii) that the previous offering should be integrated with the current offering. However, because the Securities are subject to repayment by the Company upon demand by the holder thereof, the Company does not believe that the risk of integration and its consequences pose any significant incremental risk to the Company.

(11) Seasonality. The wholesale grocery supply business is highly seasonal and, in Maine, is dependent in part on tourism. The Company realizes, on average, approximately 35% of its annual revenues during the period from Memorial Day through Labor Day. The Company typically experiences operating losses for the period from November through March. There can be no assurance that the Company will be able to finance its capital requirements from external or internal sources during this period. The substantial degree of seasonality of the Company's revenues increases the impact of adverse events on operating results, including events negatively impacting tourism in the State of Maine.

(12) Risks Associated with Growth. The Company presently intends to expand its activities in the States of New Hampshire, Massachusetts and Vermont. See "Business and Properties." Such growth could place a significant strain on the Company's

management, employees and operations. Such growth is likely to increase the operating complexity of the Company and the level of responsibility for new and existing management. Unexpected difficulties during expansion, the failure to attract and retain qualified employees, or the Company's inability to respond effectively to recent growth, could have a material adverse effect on the Company. The Company needs to undertake physical expansions and capital improvements in order to effectuate its expansion plans, particularly with regard to the warehousing and distribution of perishable goods. The Company has commenced construction to expand the existing warehouse facility located in Gardiner, Maine, by the addition of a 41,000 square foot perishable goods facility; there can be no assurance that this addition to the facility will be sufficient to meet the increased demand associated with any expansion of the Company's business.

(13) Possible Environmental Liabilities and Compliance Costs. The Company learned in 1997 that soil and groundwater petroleum contamination occurred at property owned by its wholly-owned subsidiary, A. G. Development Corp., in Corinth, Maine, due to leakage of underground storage tanks prior to their removal in 1986. The property was sold to a third party unrelated to the Company in May 1999, but the Company and A. G. Development Corp. remain legally responsible for the costs of remediation of the site and for any fines or third party claims raised in connection therewith. The Company established its eligibility to receive indemnification from the state of Maine for costs associated with this clean-up and third party claims, up to a maximum of $1 million; of this indemnification, approximately $550,000 remains available. On April 12, 2004, the Company received a letter from the Maine Department of Environmental Protection stating that the site had been satisfactorily cleaned up, and that no further remediation would be required "at this time". Although the Company currently believes that no fines will be assessed and that it is eligible for indemnification sufficient to cover any additional costs for remediation and third party claims, there can be no assurance that fines will not be imposed on the Company, or that the Company will not be required to make unindemnified payments for additional environmental remediation or third party claims. See "Litigation" below for more information.

(14) Use of Proceeds for Working Capital; Management Discretion. The proceeds of the offering are intended to be used for the Company's working capital needs. This broad category confers upon management of the Company substantial discretion with respect to the specific applications of such funds, as to which investors in the Securities will have very limited influence.

(15) Two Year Offering. The offering of Securities described in this Offering Circular will be made over a period ending no later than two years following the initial qualification of the offering statement on October 21, 2004. Although the Company intends to amend this Offering Circular to reflect material developments if, as and when they occur, the Company's business, financial condition and operating results will be subject to change during such period.

(16) Absence of Minimum Offering Amount. Because the offering is not subject to or conditioned upon any minimum level of proceeds, there can be no assurance as to the adequacy of the proceeds of the offering to address the needs identified in Question No. 14, "Use of Proceeds." For the period ended July 15, 2005, the Company had

positive cash flow from the sale of the Excess in the amount of $389,516, and in Fiscal 2005 the Company had positive cashflow from the sales of Excess in the amount of $192,296, as compared to the negative cashflow from sales of Excess in Fiscal 2004 of $840,400 attributable to redemptions occurring during the period prior to the effectiveness of the Offering Circular, which became effective on October 21, 2004. Historically, the Company has relied on a net positive funding from sales of Excess, and without these funds, the Company would have to look to other sources, such as bank lending, for funds to repay its debt and support operations.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. *With respect to the business of the Company and its properties:*

(a) *Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.*

Associated Grocers of Maine, Inc. ("AG" or the "Company") is principally engaged in the business of purchasing, warehousing, selling and delivering to its member-stockholders and certain other customers all groceries and other products generally sold by retail grocers. AG has been in continuous operation since 1953. Its membership and customer base is comprised entirely of independent retail grocers—those not part of a supermarket chain (such as Shaw's or Hannaford's). Presently, the vast majority of AG's customers are located in the State of Maine. In recent years, AG has begun to establish relationships with customers located in New Hampshire, Vermont and Massachusetts, and management presently intends to expand the Company's activities in those states.

The Company purchases, warehouses, sells and delivers to its member-shareholders, on a cooperative basis, a wide array of products sold by retail grocers, from national and regional brands (such as Proctor & Gamble, Nabisco, Hormel, Kraft, General Mills, Jordan and Oakhurst) as well as private label products sold under the Shurfine label, including meats, deli products, seafood, bakery items, produce, frozen foods, dairy products, canned goods and dry groceries. AG's regular product offerings are comprised of over 16,000 SKUs (stock keeping units, or individual products), and it also executes special orders on request. These products are delivered to and warehoused at AG's 220,000 square foot facility located in Gardiner, Maine, and from there are delivered by AG to its customers' store locations. The Company's pricing of its products generally reflects its cost of goods, plus its gross margin and a warehouse/delivery charge. Billing terms are generally net 7 days after delivery. Payments are ordinarily collected by AG's drivers upon the delivery of the customer's next order,

although some multi-store accounts with centralized accounting mail in their payments following delivery.

AG also provides several value-added services to its member-shareholders / customers that complement its product offerings. AG personnel regularly visit customers' stores and provide analyses of customers' operations and offer suggestions for revenue enhancement and cost controls, including merchandising and promotional assistance. AG also offers assistance in design and expansion planning for customers. The Company administers for customers' benefit numerous marketing programs, including pass-through special pricings, deals and promotions, and manufacturers' advertising rebate programs. AG also offers its customers assistance in preparing, targeting, distributing and implementing newspaper, direct mail and other advertising. The Company also assists its member-shareholders in setting up automated systems, including point of sale and direct store delivery systems, to enable more timely and accurate internal data gathering and product ordering. AG offers assistance to its member-shareholders in implementing accounting and bookkeeping systems, generating financial statements and other reports, and obtaining financing for store improvements and expansions. AG charges on an hourly and cost-plus basis for certain of such services, including advertising and accounting. Revenues from advertising services, for example, totaled approximately $262,000 for the period ended July 15, 2005 and approximately $758,000 in the fiscal year ended March 25, 2005, or approximately 0.6% of total revenues for such period. The Company also performs market research and analysis to identify locations where existing or potential member-shareholders might establish retail locations, with or without assistance from AG Development Corp.

Through AG's wholly-owned subsidiary, Allied Insurance Agency of Maine, Inc., member-shareholders (and others) can obtain business and personal insurance coverages, including property insurance, liability insurance, automobile insurance, bonding for commercial businesses, workers' compensation insurance, life insurance and health insurance. AG's wholly-owned subsidiary, AG Development Corp., leases retail locations and store equipment and sub-leases those locations and equipment to qualified independent store operators who become AG member-shareholders; at the current time, no such sub-leases are outstanding. AG also owns 51% of the membership interests in AG Coastal, LLC, which operates a retail grocery store in Wiscasset, Maine. AG Coastal, LLC is run on a day-to-day basis by three managers, two of which are representatives of the Company. In Fiscal 2005, the operations of AG Coastal, LLC resulted in sales of $819,014, and a loss attributable to the Company of $109,194; the Company will not be exercising its option to extend the lease of the store operated by AG Coastal, LLC past November 30, 2005, and will be closing the store as of that date and selling or winding down AG Coastal, LLC's business.

(b) *Describe* *how* *these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a*

new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company acquires the products it resells to its member-shareholders from over 2,500 manufacturers, vendors and brokers. These products are shipped to the Company's warehouse. In most cases, discounts ranging from 2 - 2 3/4% of invoice are available for prompt payment; the Company has historically obtained such discounts, and intends to continue to do so. Management believes that, due to the diversity of its supplier base and the availability of alternative sources of supply, none of these individual arrangements is of such substantial importance to the Company that the loss thereof would materially and adversely affect the Company's operations.

The Company warehouses goods received from its vendors at its 220,000 square foot facility located in Gardiner, Maine, which AG owns and operates. Construction of a 41,000 square foot expansion of this facility began in August, 2005. The expansion will create a new perishable goods handling and warehousing area, to serve increased demand in the dairy, frozen, bakery, meat, deli and produce departments, resulting from higher sales volumes and a change in the overall retail product mix sought by the Company's customers. The cost of the expansion is expected to be no greater than $5.4 million, which is being financed exclusively through a construction loan provided by Gardiner Savings Institution. Construction is currently scheduled to be completed by the end of March 2006. Following expansion of the perishable goods portion of the warehouse, management believes that this facility will be sufficient to accommodate additional volume that may result from AG's expansion activities for the foreseeable future. AG delivers products to its member-shareholders by means of its 22 truck fleet and approximately 86 employees involved in warehousing and shipping operations. The value-added services provided by the Company to its member-shareholders (see the third and fourth paragraphs of the response to Question No. 3(a) for more information) are provided both on-site at the customers' premises and from the Company's own offices by approximately 95 of its employees.

(c) *Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.*

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of

competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes that it can effectively compete with these and other companies in its area of competition.

The Company competes in the wholesale market for sales of groceries and other goods and related services to retail grocers. The Company presently provides its goods and services principally to its member-shareholders located in Maine, and also provides goods and services to a smaller number of member-shareholders in New Hampshire, Massachusetts and Vermont. The Company intends, over the next 12 months, to continue recruiting new member-shareholders and expanding its activities in New Hampshire, Massachusetts and Vermont. The trend in the retail grocery industry has been toward consolidation and expansion by large supermarket chains, which generate their own sources of supply of goods and services. The chains have grown or expanded by acquiring independent retail grocers, or by driving independent grocers out of business through competition. Retail grocers have also faced increased competition from other store formats, such as mass merchandisers and discount drug store chains, which, like the supermarket chains, have their own sources of supply. This competition, while directly affecting retail grocers, also indirectly (but significantly) affects the wholesalers, such as AG, that supply them.

The number of wholesalers competing with the Company has declined over the last 15 years, due to consolidations and decisions by wholesalers to exit the marketplace.

Competition for the Company's customer and membership base (independent retail grocers) is based upon a combination of member discounts, product quality, product variety and value-added services (see Question No. 3(a)) provided to customers. Management believes that the Company's prices are, in most cases, equal to those of its competitors, but that in some instances Company prices are higher or lower than competitors. Pricing variations are most often attributable to, and reflect, product quality variations, which in turn reflect strategic choices made by the wholesaler as to its present and prospective customers' relative preferences with respect to these criteria. AG does not believe that there are significant differences between the products and services it offers and those offered by its competitors.

The Company's principal competitors are Hannaford Bros. (the owner of the Shop & Save supermarket chain, which is headquartered in southern Maine), Pine State Trading (an Augusta, Maine-based convenience store supplier and beer distributor), Associated Grocers of New England (a cooperative similar to AG based in Manchester, New Hampshire) and C&S Wholesaler (a large wholesaler based in Vermont, servicing primarily chain-store accounts). Currently, management believes that C&S has a strong competitive presence in all four of these states; Hannaford Bros. and Pine State are strong competitors in all but Massachusetts; while Associated Grocers of New England plays a significant role only in New Hampshire. Some of these

competitors are substantially larger than AG. Larger size enables these competitors to buy products in larger quantities and obtain better pricing on some (but not all) products than is extended to AG and other smaller wholesalers. However, management believes, based in part on comparisons of competitors' invoice prices to retailers, that the larger operators are, in many cases, less cost-efficient than AG, thereby narrowing or eliminating this initial pricing advantage. Management expects that the expansion of the Gardiner, Maine warehouse to handle greater quantities of perishable goods more efficiently will improve the Company's ability to compete by reducing its cost of operations and allowing AG to offer an even larger variety and quantity of perishable goods to its current and future member-shareholders. Management also believes that AG can effectively compete in Maine due to AG's favorable reputation among customers for delivering more value-added services to its member-shareholders than do its principal competitors.

AG also offers advertising assistance, which management believes is attractive to independent retailers across a wide spectrum of sizes and strategies. AG has dedicated staff who work with retailers to design, produce and implement a variety of advertising campaigns and promotions. These campaigns are primarily centered on print advertising, including newspaper advertising, custom designed menus, weekly circulars, "bag stuffers" and other written materials.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

AG intends to employ a variety of methods in expanding its membership and presence in New Hampshire, Vermont and Massachusetts, including extensive personal contact by sales representatives with prospective members, emphasizing the Company's price competitiveness, high-quality, diverse product offerings and value-added services. In addition, the Company intends to advertise through industry publications and to promote itself at industry trade shows in each of the states in which the Company is active. AG intends to continue to pursue these efforts in Maine as well, in order to maintain and expand its membership in that market. The Company's marketing strategies have been developed on the basis of management's past

experience working in this industry; no specific market studies have been performed.

Based on recent changes in the New England market, management believes that the Company can make substantial further inroads into the northern Massachusetts independent retailer market. SuperValu, formerly a major supplier in Massachusetts, left the New England market altogether as part of an asset swap with C&S Grocers. This has left AG with one less competitor in this market, and management believes that AG may successfully target former customers of SuperValu who are now supplied by C&S. In Massachusetts, the Company intends to offer products and services virtually identical to those currently being offered in Maine, Vermont and New Hampshire. Management believes that, geographically, further expansion by AG into northern Massachusetts (particularly the areas bordering New Hampshire and Vermont) complements its existing operations. AG intends to focus its efforts in northern Massachusetts on those retailers who would utilize AG's customer services and to whom product deliveries would be most logistically feasible.

The Company has no single customer that accounts for 7% or more of its annual sales.

(e) *State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.*

As of: July 15, 2005 (a recent date)	$2,690,059
As of: July 16, 2004 (one year earlier)	$2,623,879

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Because the economies of the States of Maine, New Hampshire and Vermont rely heavily on tourism, the Company's operations (as well as those of many of its customers) are seasonal in nature. The peak tourism in these states is generally from Memorial Day weekend through Labor Day weekend, during which period AG's volume of sales increases as much as 15% over average weekly figures.

As of July 15, 2005, the Company's average weekly sales per store are $8,021 versus an average of $7,892 in the comparable period of the prior year. As of March 25, 2005, the Company's average weekly sales per store are approximately $7,284 versus an average of $7,020 in the prior year. The increase in average weekly sales per store was largely attributable to increased cigarette sales following the initiation by AG of a cigarette program whereby customers are able to purchase cigarettes at lower prices than previously. This has had the effect of attracting

customers away from other wholesalers whose pricing had previously been relatively more competitive.

Due to the geographical concentration of the Company's business, its sales reflect to a substantial degree general and local economic conditions affecting northern New England, and are, in that respect, cyclical.

(f) *State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.*

The Company currently has 184 full-time and part-time employees, and does not anticipate any significant change in that number within the next 12 months. The Company's employees break down along functional lines as follows:

Management	11
Clerical	39
Administrative	48
Operations	57
Drivers	29

Warehouse operations and driver personnel are members of the International Brotherhood of Teamsters; other personnel are not unionized. The Company and the unionized employees are parties to a collective bargaining agreement that expires on August 31, 2006.

The only significant supplemental benefit program which the Company makes available to its employees is a profit sharing bonus program extended to management, whereby the management team may be entitled to receive a bonus equal to 10% of their base salary based on individual and Company performance in that year. The Company has made nine distributions under this program; in fiscal years 2005, 2004 and 2003, the Company made distributions of $7,600, $51,838 and $35,950, respectively, under this program.

(g) *Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.*

The Company's wholly-owned subsidiary, AG Development Corp., owns a 122.6-acre commercial/industrial park facility in Gardiner, Maine. The park is mortgaged to secure indebtedness of the Company under an Urban Development Action Grant obligation provided through the City of Gardiner, Maine, which obligation had an aggregate outstanding balance of $507,807 as of July 15, 2005 and of $520,598 as of March 25, 2005. The book value of the land and improvements at the park (excluding AG's premises) as of March 26, 2004 was approximately $75,000, with a market value, in management's opinion, of approximately $75,000. AG itself owns its facility, which is located within the A. G. Development Corp. commercial/industrial park, and which is comprised of the Company's executive offices, as well as its 220,000 square foot warehousing and shipping facilities. The facility includes modern frozen and refrigerated goods storage equipment and automated product handling equipment, and is in good repair.

Management has determined, however, that increased demand in the market for perishable goods, including for greater quantities and greater variety of product in the dairy, frozen, bakery, meat, deli and produce departments, requires that the Company expand its capacity to store and distribute perishable items at its warehouse. Therefore, the board of directors of the Company has approved the construction of a 41,000 square foot addition to the facility, at a maximum expected cost to the Company of no more than $5.4 million. Site preparation activities commenced on or about August 15, 2005, and management expects that the facility will be completed and in use by the end of March, 2006. The construction associated with the expansion has not disrupted normal operations at the warehouse, and management does not expect that any such disruption will occur in the future. The cost of the expansion is being financed through a $5.9 million construction loan provided by Gardiner Savings Institution. See response to 17(a)(7) for additional information regarding such financing.

Management believes that the property as it currently exists is sufficient to accommodate the additional volume of non-perishable goods that may result from the Company's activities in the foreseeable future, and that the expanded facility will be sufficient to accommodate the volumes of perishable goods that may result from the Company's activities in the foreseeable future. This property has been mortgaged to secure the Company's bank indebtedness. See "Capitalization". Management believes that the current fair market value of this facility is approximately $12.6 million, based in part on an appraisal of the property performed in 2005 in connection with the loan agreements by and between the Company and Gardiner Savings Institution, FSB; following construction, management anticipates that the value of the warehouse will be approximately $17.6 million. The facility was originally constructed for a total cost (including subsequent improvements) of approximately $5,800,000.

As part of the Company's retail development strategy, A. G. Development Corp. may purchase or enter into leases of retail grocery sites with a view to subleasing them to qualified retailers who would then become member-shareholders and purchase their inventory from the Company. A. G.

Development Corp. is not presently party to any such agreement, but the Company has provided a guarantee for the payment of $5,000 per month in lease payments by sub-tenant in a similar arrangement for a retail property located in Skowhegan, Maine, until the year 2006.

AG Coastal, LLC leases retail store space at a cost of $8,000 per month in Wiscasset, Maine, which lease terminates by its terms on November 30, 2005. Management does not intend to renew this lease.

In addition, the Company has leased, from a variety of sources, computers and other office equipment, as well as vehicles and forklifts, for use in its operations. The future minimum rental payments occurring under these leases total approximately $2,277,667 as of March 25, 2005; management believes that the total of future minimum rental payments has not materially changed as of the date hereof. Although the company may lease additional tractor trailers to replace similar items that are no longer useable, management does not anticipate the need for substantial new lease obligations in the near future.

(h) *Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.*

There are no significant items of intellectual property in the Company's business, nor is it a party to any significant license agreements. The Company does not expend any of its funds on research and development activities, as the success of its business does not depend on such efforts.

(i) *If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.*

The Company is subject to customary health inspections by the United States Department of Agriculture with respect to its handling and storage practices for certain products. Although it, like other businesses, is also subject to occupational safety, environmental, land use and other regulation, management does not believe that compliance with such regulations involves material expense or substantial burdens on the Company's operations, other than as set forth in paragraph (13) under "Risk Factors". The principal regulatory agencies to which the Company is responsible are as follows: The Maine Department of Environmental Protection, the Maine

Department of Labor, the Maine Liquor Commission, the Maine Transportation Department, the U.S. Occupational Safety and Health Administration, the U.S. Department of Labor, the U.S. Department of Agriculture and the U.S. Department of Justice--Federal Drug Enforcement Administration.

The Company's subsidiary, Allied Insurance Agency, is subject to supervision by the Maine Bureau of Insurance. The insurance products sold by Allied Insurance Agency are described in the response to Question No. 3(a).

Neither the Company nor any of its subsidiaries has, to management's knowledge, committed any material regulatory violations.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

1. Allied Insurance Agency of Maine, Inc., 100% of stock owned by AG. Engaged in the insurance agency business, principally providing commercial and personal coverages to AG's customers, their employees and the general public. This entity was formed in 1973, and accounted for less than 3% of AG's consolidated revenues for Fiscal 2004-05. This corporation has never been found to be in violation of Maine insurance regulations.

2. AG Development Corp., 100% of stock owned by the Company. Engaged in leasing and subleasing real property and machinery and equipment to the Company and its customers. This entity was formed in 1973, and there was no activity in fiscal 2004-05.

3. AG Coastal, LLC, 51% of the membership interests owned by the Company. Engaged in operation of a retail grocery store located in Wiscasset, Maine. The Company was issued 51% of the interests in AG Coastal, LLC in 2004 for a capital contribution of $2,040. Operations by AG Coastal, LLC in Fiscal 2005 resulted in retail sales of $819,014, and loss attributable to the Company of $109,194. The Company will not be exercising the option to renew its lease of the store operated by AG Coastal, LLC, and will be closing the store as of November 30, 2005 and will sell or wind down AG Coastal, LLC's operations at that time.

The financial condition and operating results of Allied, AG Development Corp. and AG Coastal, LLC are included in the Company's consolidated Financial Statements attached hereto.

The Company also owns, as of March 25, 2005, 199,630 shares of nonvoting common stock and 1 share of voting stock in Western Family Holding Company ("Western Family"), the parent organization of Western

Family Foods, Inc., a grocery distribution cooperative based in Oregon. This represents a minority interest in Western Family, which is a cooperative that requires stock ownership as a precondition to the purchase of goods. The Western Family stock was acquired for $199,730. AG buys its private label (Shurfine) products from Western Family. In addition, as of March 25, 2005, the Company owned 2,942 shares of Class C stock in Associated Wholesalers, Inc. ("AWI"), a Pennsylvania-based grocery, health and beauty care distribution cooperative from which the Company formerly purchased health and beauty products on a cross dock/central billing basis. The Company terminated such purchases from AWI over five years ago, but was required by the applicable AWI bylaws to wait five (5) years prior to redemption of its Class C stock. This waiting period has expired, and in August, 2005 the Company redeemed its AWI Class A shares for $176,956, for a net gain of approximately $96,000. The Company accounts for these investments at cost, as the securities are non-trading, and the Company's ownership interest does not qualify for equity method accounting.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

In Fiscal 2005 the Company acquired 51% of the interests in AG Coastal, LLC, as described in the response to Item 3(j) above. As also described above, the Company intends to divest itself of its ownership interests in AG Coastal, LLC, either (i) by sale of its membership interests, or (ii) by the sale of substantially all of the assets of AG Coastal, LLC followed by dissolution and liquidation of that company. Management currently anticipates that the Company will recognize between $300,000 and $400,000 in losses associated with AG Coastal, LLC operations in the current fiscal year, including losses associated with the sale or the winding down and liquidation of that entity. Other than with regard to AG Coastal, LLC, the Company has not experienced any such events in the past five years, and no such events or transactions are presently pending or anticipated.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

For the fiscal year ended March 25, 2005, the Company experienced a pre-tax loss of $546,525. This loss was attributable to three primary causes which management believes are not likely to recur in subsequent years. First of all, the Company experienced unexpectedly high bad debt expenses in

Fiscal 2005 as the result of the bankruptcy of two customers, Clarkeies Market, L.L.C. and C&K Turner Enterprises Inc. Accounts receivable written off in Fiscal 2005 amounted to $431,059 (as opposed to $13,308 in Fiscal 2004), which far exceeded the expectations of management. Management believes that the bankruptcies of the customers in question are not related to any factors affecting its customers as a whole, and that bad debt expenses in future years will be similar to those in Fiscal 2004, which bad debt expense was $54,969, or .04% of sales, as opposed to Fiscal 2005 where bad debt expense was $459,887, or .36% of sales.

Second of all, as the result of the resignation of Michael Westort as President and Chief Executive Officer in December 2004, the Company was obligated, pursuant to Mr. Westort's Employment Agreement, to pay severance to Mr. Westort equal to his annual salary of $145,000. This obligation has been paid in full, and no further expenses are expected in connection therewith.

Thirdly, the Company has experienced losses as a result of its 51% ownership of a retail grocery store located in Wiscasset, Maine, through AG Coastal, LLC. This store has operated at a loss, and continues to do so; losses in Fiscal 2005 amounted to $109,194, and losses in the current fiscal year through July 15, 2005 amounted to $20,750. Management has decided that the best course of action is for the Company to close the store and sell off its assets as of November 30, 2005. As a result of the sale, management currently anticipates that AG will sustain losses of approximately $80,000 for AG Coastal, LLC's operations between March 25, 2005 and the sale, plus losses of between approximately $220,000 and $320,000 comprising the difference between the capital invested in AG Coastal, LLC by the Company and the consideration management expects to realize in the sale of the business. Management expects that there will be no further costs associated with AG Coastal, LLC following the sale thereof.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)*

Total ($337,980).

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

Not applicable – Securities are debt instruments.

7. (a) *What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.*

$2,291,858 as of March 25, 2005 (net of deferred taxes ($128,000) and deferred financing ($3,441)). The net tangible book value was $2,360,789 as of July 15, 2005 (net of deferred taxes ($128,000) and deferred financing ($1,878)).

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Not applicable.

(b) *State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)*

The Company issues its Variable Rate Subordinated Debt Securities (Excess) only to customers who have purchased one share of Class A Common Stock, two shares of Class B Preferred Stock, and who have made the required deposit of "factor" capital deposits with the Company equal to three times the customer's average weekly purchases from the Company.

Although the Class A and Class B shares are labeled as "stock", they actually represent membership interests in the Company, and purchase thereof is generally required before a retailer may purchase from the Company. Purchasers of the Class A and Class B shares do not purchase the shares to realize a financial return on their investment therein, but to gain the commercial advantages of being able to purchase from the Company. Furthermore, the holders of Class A shares and Class B shares have no right to the payment of a dividend on their shares.

During the one year period preceding the date of this Offering Circular, the Company has sold $2,145,088 in principal amount (gross) of its Variable Rate Subordinated Debt Securities (Excess) to 145 purchasers.

Beginning on October 21, 2004, the Company offered rescission to purchasers of $1,231,823 of instruments issued by the Company during the period between March 28, 2003 and September 16, 2003, including Class A shares, Class B shares, and Variable Rate Subordinated Debt Securities (Excess). The time period for rescission elections by the holders of such instruments has now passed, and $14,313 was paid to a single security holder in connection therewith.

8. (a) *What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are*

at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

Not applicable – Securities are debt instruments.

(b) *What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)*

If maximum is sold: Not applicable – Securities are debt instruments.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

* *These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:* Not applicable.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: Not applicable.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. *(a) The following table sets forth the use of the proceeds from this offering:*

	If Maximum Sold	
	Amount	%
Total Proceeds	$3,768,177(1)	100%
Less: Offering Expenses		
Commissions and Finders Fees	$0	
Legal & Accounting	$20,000	
Copying & Advertising	$1,000	
Other (Specify): ________	$0	
Net Proceeds from Offering	$3,747,177	
Use of Net Proceeds		
Working capital	$3,747,177(2)	100%
Total Use of Net Proceeds	$3,747,177	100%

---

(1) Total maximum cash proceeds to the Company in light of the rescission offer. As described elsewhere in this Offering Circular, during the 30 day period following October 21, 2004, the Company offered rescission to the holders of $1,231,823 of instruments issued by the Company pursuant to Regulation A, and thus the maximum cash proceeds of this offering cannot be greater than $3,768,177.

(2) None of the proceeds of the offering will be paid to officers or directors of the Company or their affiliates or associates. Officers and directors of the Company were extended rescission offers for Securities in the aggregate amount of $337,344, but did not exercise such rights.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Management intends to apply the net proceeds of the offering to the following uses, in the following order of priority:

1. Purchasing inventory for resale;

2. Repayment of line of credit and other indebtedness;

3. Funding of operating expenses (e.g., payroll, benefits, utilities, taxes);

4. Acquisition of machinery and equipment in the ordinary course of business.

Such uses may be subject to change, due to unanticipated fluctuations in the Company's operating revenues or expenses. Because (i) the Company funds its needs from four sources—operating revenues, borrowings under its lines of credit, deposits and share purchases by member-shareholders, and proceeds from sales of Securities—and the proceeds of such efforts are essentially fungible, and (ii) the offering is being conducted on a continuous basis over a period ending no later than October 21, 2006, and therefore the timing of receipt by the Company of proceeds pursuant to the offering is uncertain, it is difficult to earmark with precision the ultimate application of these proceeds.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Historically, the Company's working capital requirements have been fulfilled through funds generated from the Company's operations (sales revenues) and borrowings under the Company's credit facilities (see Question Nos. 17(a)(7) and 19 for more information), augmented by proceeds from sales of its stock, Excess and required capital deposits to its member-shareholders. During the fiscal year ended in March, 2005, the Company received net proceeds from the sale of Variable Rate Securities ("Excess") of $192,296. During the fiscal years ended in March 2003, March 2002 and March 2001, respectively, the Company received proceeds from such sales of Securities and required capital deposits/member share purchases, net of redemptions and principal repayments, totaling $575,000, $598,000 and $65,000, respectively. In contrast, during fiscal year 2004, the Company had negative cash flow of $810,400 from sales and redemptions of Excess, and $474,369 from sales and redemptions of required capital deposits and member share purchases and redemptions, due primarily to the necessity of suspending the sale of Class A shares, Class B shares and Excess and the acceptance of capital deposits, to comply with federal securities laws. In fiscal 2005, the Company had cash flow of $819,586 from sales and redemptions of Excess, and $656,770 for sales and redemptions of required capital deposits and member share purchases and redemptions. In the absence of member resignations (with the concomitant redemption of the required capital deposits and Excess) and principal repayments of Securities substantially in excess of historical levels, or unforeseen events negatively affecting the Company's ability to borrow under its line of credit, management believes that such sources will be adequate for the Company's working capital needs. During the period ended July 15, 2005, the Company had cash used by operations of $504,108, had cash used from investing activities of $151,915, increased indebtedness by $254,393, and had $521,629 in proceeds for the sale of Securities and required capital deposits. This resulted in increasing cash by $119,998. During the fiscal year ended March 2005, the Company

had cash provided by operations of $340,593, had cash used from investing activities of $192,710, decreased indebtedness by $482,450 and had $328,066 in proceeds from net sales of Securities and required capital deposits and member share purchases. This resulted in decreasing cash by $6,501. During the fiscal year ended March 26, 2004, the Company had cash provided by operations of $424,388, had cash used from investing activities of $573,767, increased indebtedness by $1,495,522 and had $1,284,737 in negative proceeds from net sales of Securities and required capital deposits/member share purchases, and paid dividends (prior to the termination of dividend rights on Class A and Class B shares) of $48,223. This resulted in increasing cash by $13,183.

(b) *If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of the proceeds of such indebtedness.*

As reflected in Question No. 9(b), the Company may apply a portion of the proceeds from the offering to discharge indebtedness. It is anticipated that such repayments would involve principally:

(1) repayments of Securities upon demand by the holders due to the holders' seasonal cash needs, which have historically totaled between $500,000 and $2 million per year. (See Question No. 17 for discussion of interest rates and other terms of the Securities);

(2) repayments of amounts outstanding under the Company's three loan agreements with Gardiner Savings Institution, FSB ("GSI"), which consist of a $6.5 million line of credit (the "Line of Credit"), a $2 million revolving equipment line (the "Revolving Equipment Line"), and a $5.9 million construction loan (the "Construction Loan", and together with the Line of Credit and the Revolving Equipment Loan, the "GSI Loans").

The Line of Credit bears interest at the New York Prime rate minus one percent, as such rate may vary from time to time, and is subject to the terms of a Loan Agreement dated September 13, 2005 (the "Line of Credit Agreement") between the Company and GSI. Under the Line of Credit Agreement, the Company may borrow an amount equal to 80% of its qualifying accounts receivable plus 50% of its qualifying inventory, subject to a maximum of $6.5 million. Pending the maturity date, the Company's payment obligations pursuant to the Line of Credit Agreement will consist of monthly payments of interest. The maturity date of the Line of Credit is October 13, 2006, with all amounts due under the Line of Credit Agreement being due and payable on that date unless the Line of Credit Agreement is renewed by GSI prior thereto. The Company can prepay principal at any time without penalty or premium, and (subject to compliance with the borrowing formula described above and the absence of any default under the Line of Credit Agreement) can reborrow principal amounts previously paid.

The Revolving Equipment Line bears interest at the same rate as the Line of Credit, and is subject to a Loan Agreement dated September 13, 2005 (the

"Revolving Equipment Line Agreement") between the Company and GSI. Under the Revolving Equipment Line Agreement, the Company may borrow up to 70% of the purchase price of qualifying machinery and equipment, subject to a maximum of $2 million. The Company will make payments for interest only on advances under the Revolving Equipment Line for up to twelve (12) months, but any balances older than twelve months will be converted to term loans with a maximum term of five (5) years. Any term loan resulting from such conversion will bear interest at the same rate as the Line of Credit, or, at Company's discretion, at a fixed rate of interest based on the New York Prime rate in effect at the time of conversion plus 1.25%. The Company can prepay principal at any time without penalty or premium, and (subject to compliance with the purchase price percentage terms described above and the absence of any default under the Line of Credit Agreement) can reborrow principal amounts previously paid.

The Construction Loan bears interest at a fixed rate of 6.25% and is subject to a Loan Agreement dated September 13, 2005 (the "Construction Loan Agreement") between the Company and GSI. Under the Construction Loan Agreement, the Company may borrow an amount equal to (i) the cost of construction of the 41,000 square foot expansion to AG's warehouse facility, plus (ii) the cost of conversion of the compressors used in the warehouse to operate using a non-freon refrigerant, plus (iii) an additional $500,000 for payoff of amounts outstanding under an Indenture and Loan Agreement between the Company and the City of Gardiner, Maine which will become due and payable in January 2006, if the Company chooses to pay such amount rather than enter into a revised agreement with the City of Gardiner. (See Section 10(b)(3) for more information.) During the construction phase of the Construction Loan Agreement, which will terminate on May 13, 2006, the Company will make payments of interest only on amounts advanced; as of one month following the termination of the construction phase, the Construction Loan will convert to a term loan, and the Company will make equal, fixed payments of principal and interest on a monthly basis based on a 15 year amortization schedule through May 13, 2011, with a final payment of all remaining amounts due June 13, 2011. In the event that Company pre-pays the Construction Loan in whole or in part, it will be obligated to pay a prepayment penalty equal to any fee charged to GSI by the Federal Home Bank of Boston in connection with advances made by such institution to GSI to fund the Construction Loan.

The Line of Credit Agreement, the Revolving Equipment Line Agreement and the Construction Loan Agreement (collectively, the "GSI Loan Agreements") each contain customary default provisions, including cross-defaults tied to other obligations of the Company, which entitle GSI to demand immediate payment in full. The GSI Loan Agreements also contain customary affirmative and negative covenants relating to the Company's business operations and financial condition, including requirements that the Company's (i) minimum debt service coverage ratio be not less than 1.20:1, (ii) maximum debt-to-worth ratio of 10.0X, (iii) minimum net working capital be not less than $3.5 million, (iv) minimum current ratio be not less than 1.0:1, and (v) maximum annual capital expenditures be no greater than $500,000 or as budgeted and authorized by GSI.

In addition, the Construction Loan Agreement contains covenants customary in construction loan agreements, including requirements that (i) construction be completed on or before April 15, 2006, unless time therefore is extended by GSI, and (ii) Company not permit any liens on the property under construction to remain in existence for more than sixty (60) days.

The GSI Loan Agreements are secured by substantially all of the assets of the Company, including all accounts receivable, inventory, machinery and equipment, chattel paper, general intangibles and all proceeds thereof. In addition, the Line of Credit Agreement and the Construction Loan Agreement are secured by a mortgage on substantially all of the real estate owned by the Company.

As of October 7, 2005, the Company is in compliance with all covenants, including all financial covenants, applicable under the GSI Loan Agreements.

(3) Repayments of amounts outstanding under the Indenture and Loan Agreement between the Company and the City of Gardiner, Maine, dated as of May 7, 1985 (the "UDAG Loan Agreement"). Under the UDAG Loan Agreement, (i) funds borrowed by the Company bear interest at a rate of eight percent (8%) per annum, and (ii) the Company is required to make quarterly payments of $23,200 until November 2005, and thereafter any balance remaining must be paid by January 2006. Management and the City of Gardiner have agreed to an amendment of the UDAG Loan Agreement to provide that the Company may pay the amounts outstanding under the loan, $500,000, by equal quarterly payments of principal and interest over five years. Interest on the revised UDAG Loan will be 4%. Any new or renegotiated agreement with the City of Gardiner is subject to the prior approval of GSI; management anticipates receiving such consent, and anticipates executing a new or revised UDAG Loan Agreement in November or December 2005. The Company's obligations under the UDAG Loan Agreement are secured by a second mortgage and lien on substantially all of the Company's land, buildings, fixtures and equipment, pursuant to a Second Mortgage Note by and between the City of Gardiner and the Company dated as of May 7, 1985, and a Second Security Agreement by and between the City of Gardiner and the Company dated as of May 7, 1985 (the UDAG Loan Agreement, the Second Mortgage Note and the Second Security Agreement referred to herein collectively as the "UDAG Loan Documentation") . The Company can prepay interest or principal at any time without penalty or premium, with the prior consent of the City of Gardiner.

The UDAG Loan Documentation contains customary default provisions, including cross-defaults tied to other obligations of the Company, which entitle the City to demand immediate payment in full.

(c) *If any material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.*

Not applicable.

(d) *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:*

Not applicable.

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.*

The Company is not presently experiencing cash flow or liquidity problems, nor, based on currently available information, does management anticipate such problems within the next 12 months.

As discussed elsewhere in this Offering Circular, a substantial portion of the Company's subordinated indebtedness is, by its terms, payable on demand (see "Capitalization" and "Description of Securities"). In addition, under certain circumstances, the Company's ability to make additional borrowings under its bank credit facility could be restricted, and the lender is entitled, in the event of a default by the Company or the lender's good faith determination that it is insecure with respect to the prospect of repayment, to require the repayment of all amounts outstanding under such facility. See Question No. 10(b). Management has received no indication that any significant erosions of its cash position are likely to occur as a result of demands for repayment of subordinated indebtedness, or that the Company's bank lender has, or is likely in the foreseeable future to have, any basis for restricting the Company's borrowings or requiring repayment of the amounts outstanding under the line of credit.

The Company's obligations under the UDAG Loan Agreement will become due and payable on November 15, 2005. Management believes, based on discussions with the City of Gardiner and Gardiner Savings Institution, that the obligations to the City of Gardiner will be amended to provide for payment of amounts outstanding on an equal quarterly basis over five years, with interest at the rate of four percent (4%) per annum. Should the Company or the City of Gardiner not reach agreement on an amendment to the obligations, then the amounts payable to the City of Gardiner will be paid using the proceeds of a draw on the Construction Loan, as discussed in the response to Question 10(b)(2).

In addition to its obligations under the above financing agreements, the Company is also required, when a customer terminates its relationship with the Company or otherwise becomes ineligible to purchase from the Company to repay the "factor" capital deposits (the "Factor") and the Excess. To the extent that a customer significantly reduces its average weekly purchases from the Company, this

will also trigger an obligation on the part of the Company to repay any excess amounts held as Factor beyond the required level, which is three (3) times the customer's average weekly purchases from the Company, up to a maximum of $50,000. Repayment of Factor generally occurs within six weeks of the triggering event or the last product delivery to such customer, whichever is later, while amounts held as Excess are repaid to the customer immediately upon demand. At such time, the Company also has the right, but not the obligation, to repurchase the Class A and Class B shares owned by such customer. The Company has generally repurchased such shares as a matter of course within six weeks of the termination of the relationship with the customer. The Company has received no indications that customers with significant Factor balances are likely to terminate or curtail their relationships with the Company such that the cash position of the Company will be adversely affected in a material way.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

Management presently estimates capital expenditures totaling $6,295,550 during the next 12 months. The largest part of such capital expenditures, $5,400,000, will be required for the expansion of the Company's warehouse facility located in Gardiner, Maine. The cost of this project will be paid entirely out of the Construction Loan. With regard to all other capital expenditures, management anticipates that, based on the Company's historical operating revenues, required customer capital deposits, borrowing capacity under its Line of Credit and Revolving Equipment Line, the proceeds from the sale of the securities described in this Offering Circular will satisfy the Company's cash requirements for the next 12 months. Management's expectation is based on the Company's experience in previous fiscal years. In the fiscal year ended in March 2005, the Company realized $192,297 in proceeds from the sale of Excess deposits, net of redemptions, and $143,353 in proceeds from required capital deposits (Factor). During the period ended July 15, 2005, the Company realized $389,516 in proceeds from the sale of Excess deposits, net of redemptions, and $133,883 in proceeds from required capital deposits (Factor). Although in fiscal 2004, the Company had net cash outflows of approximately $1,172,075 (consisting of a decrease of $810,400 as a result of redemptions by members of Excess deposits, and a decrease of required capital deposits (Factor) of $361,675), this decrease was principally the result of the Company's being compelled, pursuant to the Securities Act of 1933, to suspend the sale of Excess capital deposits as of September 16, 2003 pending the qualification of this offering circular. During the period ended July 16, 2004, the Company had net cash outflows of approximately $41,871, for the same principal reason. (See response to Question No. 10(a).)

Net proceeds from the sale of Excess, if any, would likely be used to reduce the Company's bank indebtedness. Management would seek to cover any shortfalls by increasing borrowings under the Company's Line of Credit Agreement with Gardiner Savings Bank.

CAPITALIZATION

13. *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:*

	Amount Outstanding	
	As of: 7/15/05	As Adjusted Maximum
Debt:		
Short-term debt (average interest rate 4.52%)	$4,853,374	$4,853,374
Long-term debt (average interest rate 8.00%)(2)	522,406	6,422,406
Required Capital deposits (average interest rate 4.5%) ("Factor")(3)	4,275,150	4,275,150
Variable rate subordinated debt securities (Excess) (average interest rate 6.69%)(1)	3,207,217	5,384,124
Total debt	$12,858,147	$20,935,054
Membership Interests:		
Class B Nonvoting Preferred Stock - par or stated value (by class of preferred in order of preferences)		
Preferred stock - $2,500 stated value	955,000	955,000
Preferred stock subscribed - $2,500 stated value	210,000	210,000
Class A Voting Common Stock--par value $1,500 per share	357,000	357,000
Additional paid in capital	229,122	229,122
Retained earnings	949,545	949,545
	2,700,667	2,700,667

Less: Preferred stock subscribed	210,000	210,000
Total members' equity	2,490,667	2,490,667
Total Capitalization	$15,348,814	$23,425,721

(1) The "As Adjusted Maximum" disclosure has been reduced by (i) $1,591,270 of Excess sold through July 15, 2005, and (ii) $1,231,823 of rescission offers made to securities holders in October and November of 2004.

(2) Reflects the increase of $5.9 million of bank borrowings to fund the expansion of the Company's warehouse facility.

(3) Factor and Excess are allocated according to the required level of Factor for the customer in question. Each customer must maintain a level of Factor equal to three times their weekly purchases in the previous year, up to a maximum of $50,000.

Number of preferred shares authorized to be outstanding:

Class of Preferred	Number of Shares Authorized	Par Value Per Share
Class B Non-Voting Preferred Stock	1,600	$2,500 (par value)

Number of common shares authorized: 800 shares. Par or stated value per share, if any: $1,500

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ ] Common Stock
[ ] Preferred or Preference Stock
[X] Notes or Debentures (one class: Variable Rate Subordinated Debt Securities (Excess))
[ ] Units of two or more types of securities, composed of:
[ ] Other: ________________________

Explain:

The purchase price for the Variable Rate Subordinated Debt Securities (Excess) may be paid in cash or, at the option of the purchaser, through the addition of a 1% surcharge on each invoice from the Company to the holder for goods purchased. The interest rate and payment provisions, the maturity and the subordination provisions relating to the Variable Rate Subordinated Notes are set forth in Question No. 17(a) below. Upon liquidation of the Company, the Variable Rate Subordinated Debt Securities (Excess) would be subject to

repayment in full after the payment in full of all of the Company's outstanding senior indebtedness (including but not limited to its bank indebtedness) and before any distribution may be made in respect of the Class A shares and the Class B shares. All Excess capital deposits (plus accrued but unpaid interest thereon) are subject to payment in full upon demand by the holder.

15. *These securities have:*

Yes	*No*	
[ ]	[X]	*Cumulative voting rights*
[ ]	[X]	*Other special voting rights*
[ ]	[X]	*Preemptive rights to purchase in new issues of shares*
[ ]	[X]	*Preference as to dividends or interest*
[X]	[ ]	*Preference upon liquidation*
[ ]	[X]	*Other special rights or preferences*

Explain: See Question Nos. 14 and 17 concerning the liquidation preferences of the Securities.

16. *Are the securities convertible?* [ ] Yes [X] No

17. (a) *If securities are notes or other types of debt securities:*

(1) *What is the interest rate?* _______%
If interest rate is variable or multiple rates, describe:

Interest on the Excess is paid at a rate equal to the average rate paid on six (6) month "Treasury Bill" securities as reported in *The Wall Street Journal* (in the "Money Rates" section) on April 1st and October 1st of each year, or the next business day following those dates, plus 3.50%. The rate shall be determined semi-annually and shall apply with respect to the preceding semi-annual period. Interest on the Excess is payable semi-annually in arrears on June 15 and December 15. The Securities may only be purchased by persons who have purchased the required level of Class A shares (ownership of one share of Class A stock is required, at a current cost of $2,527) and Class B shares in the Company (ownership of two shares of Class B stock is required, at a current cost of $2,500 each) and that have made the required capital deposit ("Factor") with the Company (equal to three times the holder's average weekly purchases of goods from the Company up to a maximum of $50,000), to serve as security for purchases by such member.

(2) *What is the maturity date?* ___/___/___
If serial maturity dates, describe:

The Excess is payable upon demand by the holder, plus accrued interest thereon.

(3) *Is there a mandatory sinking fund?* [ ] Yes [X] No Describe: __________

(4) *Is there a trust indenture?* [ ] Yes [X] No
Name, address and telephone number of Trustee ______________

(5) *Are the securities callable or subject to redemption?*
[X] Yes [ ] No Describe, including redemption prices:

The Securities are subject to repurchase by the Company in the event that the holder resigns or becomes ineligible. A holder may become ineligible by ceasing to be engaged in the retail sale of food items, or if such member is determined, by a vote of at least two-thirds of the members of the Company's board of directors, to have conducted such member's retail food business in a manner "inimical to the purpose and policies of the Company," such as by not fulfilling its payment obligations to the Company for deliveries of product. Any such repurchase shall include payment of all accrued but unpaid interest on the Securities in question.

(6) *Are the securities collateralized by real or personal property?*
[ ] Yes [X] No Describe: ______________________

(7) *If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.*

The Securities are subordinated to the prior payment in full of the Company's indebtedness to Gardiner Savings Institution under its Line of Credit, Revolving Equipment Line and Construction Loan and to the Company's indebtedness to the City of Gardiner, Maine under the UDAG Loan Documentation.

Under the Line of Credit, $4,637,848 was outstanding as of October 7, 2005, and the Company had additional borrowing capacity of $1,862,152. The Company is entitled to make payments of principal and interest on the Securities as and when required (but not merely permitted) under the terms of the Securities, so long as at the time of such payment (or as a consequence of such payment) the Company is not in default under any of the terms of the Line of Credit. Such permitted payments would include regular scheduled payments of interest on the Securities, as well as repayments of principal on demand. Events of default under the line of credit include, but are not limited to, (i) the failure by the Company to pay principal or interest under the line of credit or any other indebtedness of the Company when due, (ii) the commencement of certain bankruptcy or similar proceedings by or against the Company, (iii) if the Company's minimum debt service coverage ratio falls below 1.2:1 (such ratio was 2.86:1 as of October 7, 2005, (iv) if the Company's debt-to-worth ratio exceeds 10.0X (such ratio was 7.17X as of October 7, 2005), (v) if the Company's minimum net working capital falls below $3.5 million (working capital was $5,314,102 as of October 7, 2005), (vi) minimum current ratio not less than 1.0:1 (such ratio was 1.5:1 as of October 7, 2005, or (vii) the Company fails to observe certain other operational and reporting covenants. Under the Revolving Equipment Line, $0 was outstanding as of October 7, 2005, and the Company had additional borrowing capacity of $2,000,000. Under the Construction Loan, $687,442 was outstanding as of October 7, 2005, and the Company had additional borrowing capacity of $5,212,558. Events of default under the Revolving Equipment Line and the Construction Loan are the same as those under the Line of Credit, except that certain additional events of

default apply under the Construction Loan, including failure by the Company to complete the expansion of the warehouse by April 15, 2006 (unless time is extended by GSI) and failure by the Company to clear any construction liens on the warehouse project within sixty (60) days after such liens arise. As of October 7, 2005, the Company is in compliance with all covenants, including all financial covenants, applicable under the Line of Credit, the Revolving Equipment Line, and the Construction Loan. See Question Nos. 9(b), 10(b).

Under the Urban Development Action Grant loan from the City of Gardiner, $494,761 was outstanding as of October 7, 2005. Pursuant to the Company's obligations under the UDAG Loan Documentation, the Company is required to make quarterly payments of $23,200 until November 2005, and thereafter any balance remaining must be paid on or before January 2006. Management and the City of Gardiner have agreed to an amendment of the UDAG Loan Agreement to provide that the Company may pay the amounts outstanding under the loan, $494,761, by equal quarterly payments of principal and interest over five years. Interest on the revised UDAG Loan will be 4%. Any new or renegotiated agreement with the City of Gardiner is subject to the prior approval of GSI; management anticipates receiving such consent, and anticipates executing a new or revised UDAG Loan Agreement in November or December 2005. The Company's obligations under the UDAG Loan Documentation are secured by a lien on substantially all of the Company's land, buildings, fixtures and equipment. The Company can prepay interest or principal at any time without penalty or premium, with the consent of the City of Gardiner. Under the UDAG Loan Documentation, there is no restriction on the ability of the Company to make payments of principal and interest on the Securities as set forth herein.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $5,375,780 (as of July 15, 2005).
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $14,865,448 (as of July 15, 2005).
How much indebtedness is junior (subordinated) to the securities? $0.

(b) *If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.*

		Last Fiscal Year (as of March 25, 2005) Actual	Pro Forma
"Earnings"	=	$54,356	$199,991
"Fixed Charges"	=	600,881	746,516
Ratio	=	.09	0.27

The following is the detail used for the above calculations:

"Earnings"	3/25/05	Pro Forma
Net Loss Before Taxes	(546,525)	(546,525)
Interest on Capital Deposits (Factor)	178,950	178,950
Interest on Variable Rate Subordinated Debt Securities (Excess)	129,248	274,883
Interest – Other(1)	292,683	292,683
Interest – Capitalized	0	0
Total Earnings:	54,356	199,991
"Fixed Charges"		
Interest on Factor	178,950	178,950
Interest on Securities	129,248	274,883
Interest – Other	292,683	292,683
Total Fixed Charges:	600,881	746,516

(1) Includes $203,683 of interest expense incurred on borrowings other than members' accounts plus $89,000 estimated to represent such portion of rental expense as representative of the interest factor.

Withdrawals from required capital deposits and Securities redemptions are not included in the fixed charges calculations. Withdrawals from Excess and required capital deposits were $2,807,686 and $1,140,706 in fiscal years 2004 and 2005, respectively.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. *If securities are Preference or Preferred stock:* Not applicable.
Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:*

    Not applicable.

20. *Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis):* Not applicable.

PLAN OF DISTRIBUTION

21. *The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:* None. No brokers, dealers or selling agents will be utilized in connection with sales of the Securities.

22. *Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Disclosure Document. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)*

    No sales commissions will be paid in connection with sales of the Securities. The total expenses associated with the offering are estimated at $21,000.

23. *Describe any material relationships between any of the selling agents or finders and the Company or its management.*

    Not applicable.

    Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. *If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:*

Name: Patrick M. Flannery , President & Chief Executive Officer
Ronald Cloutier, Chief Financial Officer

Address: P.O. Box 1000
Gardiner, ME 04345

Telephone No.: (207) 582-6500

Patrick M. Flannery and Ronald Cloutier's activities in connection with this offering shall be limited to (i) the preparation and delivery of written communications to potential purchasers of Excess, (ii) responding to inquiries made by potential purchasers, with the content of such responses limited to information contained in the Offering Circular and related documents, and (iii) performing other ministerial and clerical work associated with effecting any transaction.

25. *If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:*

The offering is limited to existing holders of shares/membership interests in the Company and to other persons and entities engaged in the food business who (i) are located in Maine, Massachusetts, New Hampshire or Vermont, (ii) wish to purchase goods from the Company and are approved by management of the Company, and (iii) have completed their purchase of the required Class A shares, Class B shares and have made the required capital deposits with the Company as set forth in the Articles and Bylaws of the Company.

The Securities are not transferable.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

Not applicable, as Securities are not certificated.

26. (a) *Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

Not applicable.

(b) *Date at which funds will be returned by escrow agent if minimum proceeds are not raised:* ____________
Will interest on proceeds during escrow period be paid to investors?
[ ] Yes [ ] No

Not applicable.

27. *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:*

See Question No. 25. Such restrictions will not terminate.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. *If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:*

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $50,625) were paid on June 20, 2001 to holders of record on March 30, 2001, a payout rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $49,875) were paid on June 19, 2002 to holders of record on March 29, 2002, a payout rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

Dividends of $75 per share of Class A Common Stock and $75 per share of Class B Preferred Stock (totaling $48,225) were paid on June 21, 2003 to holders of record on March 28, 2003, a payout rate of 3.0% (based on the weighted average current sales price of the Class A Common Stock and Class B Preferred Stock of $2,509).

No other dividends have been paid during the past five years. Management and the Board of Directors have agreed that no further ordinary dividends shall be paid on the Class A and Class B shares, and the Bylaws of the Company have been amended to prohibit the payment of any dividends to holders of the Class A and Class B shares.

In connection with resignations by holders (including those arising in connection with sale or winding down of the holders' retail grocery businesses), the Company has redeemed 326 shares of Class A Common Stock and 440 shares of Class B Preferred Stock for a total of $1,870,259 during the past five years. Also, the Company regularly repays portions of the principal amount of its outstanding Securities and required capital deposits upon demand by the holders thereof. During the course of each year, although the Company issues substantial amounts of new Securities and accepts new required capital deposits (e.g., $1,635,611 in the year ended March 26, 2004 and $1,476,356, in the year ended March 25, 2005), such issuances are usually substantially offset by such repayments (e.g., $2,807,686 in the year ended March 26, 2004, and $1,140,706 in the year ended March 25, 2005).

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. *Chief Executive Officer:*

Name: Patrick M. Flannery — Title: President and Chief Executive Officer
Age: 59

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Associated Grocers of Maine, Inc.
Chief Executive Officer 1/1/05 to present
Oakhurst Dairy 1972-2004
VP Sales
Director of Sales
Sales Manager
Branch Manager
Supervisor of Sales

Education (degrees, schools, and dates):

Lawrence High School, Fairfield, Me., 1964

Also a Director of the Company? [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable.

30. *Chief Operating Officer:* Patrick M. Flannery (see above)

31. *Chief Financial Officer:*

Name: Ronald Cloutier — Title: Chief Financial Officer
Age: 54

Office Street Address: 1000 Brunswick Avenue
Gardiner, Maine 04345

Telephone No.: (207) 582-6500

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Associated Grocers of Maine, Inc.
Chief Financial Officer 12/18/00 to present
Controller 1/1/00 to 12/18/00
C&S Wholesale Grocers
Manager of Accounting: 9/1/96 to 12/31/99
SuperValu
Chief Financial Officer (Andover, MA & Keene, NH regions): 3/78 to 9/96

Education (degrees, schools, and dates):

Plymouth State College (MBA Management, 1996)
Husson College (B.S. in Accounting, 1973)

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable.

32. Other Key Personnel: None.

Name: Title:
Age:

Office Street Address:

Telephone No.:

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and date:

Also a Director of the Company? [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Not applicable.

DIRECTORS OF THE COMPANY

33. Number of Directors: 13. *If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:*

The directors serve for staggered terms of 3 years, whereby at each annual meeting approximately one-third of the board is subject to re-election for a 3-year term.

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Thomas R. Barber Age: 62

Office Street Address: RR 1, Box 4250
South China, ME 04358

Telephone No.: (207) 993-2596

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner and Operator of Tobey's General Store (since 1992) and The Market (retail grocery store) (since 1995), both located in China, Maine.

Education (degrees, schools, and dates):

High School (1969), various trade seminars

(B) Name: John Beaupre Age: 43

Office Street Address: RR 1 Box 2140
Route 16
Carrabassett Valley, ME 04947

Telephone: (207) 237-2248

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/proprietor of three smaller grocery stores in Western Maine: Ayotte's Country, Route 16, Carrabassett Valley, Maine since 1989; owner/proprietor of Mountainside Grocers (built from ground up), Route 16, Carrabassett Valley, Maine since 1995; owner/proprietor of Sugarloaf Groceries, Carrabasset Valley, Maine since 2003.

Education (degrees, schools, and dates):

Waterville High School (graduated 1979)
Waterville, Maine

University of Maine at Orono (graduated 1984)
Major – Business Administration and Marketing

(C) Name: Charles O'Brien Age: 58

Office Street Address: 554 Main Street
Jackman, ME 04945

Telephone No.: (207) 668-5451

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

President/CEO O'Brien Investments Company, Inc., 554 Main Street, Jackman, Maine since 1984. Prior to that Vice-President Moose River Lumber Company, Jackman, Maine for 3 years; Town Manager of Jackman, Maine for 3 years, and Selectman for Jackman, Maine for 3 years. Various other municipal, school and utility district positions in Town of Jackman, Maine from 1975-1999.

Education (degrees, schools, and dates):

Framingham South High School, Framingham, MA (1965)
Political Science, University of Wisconsin-Milwaukee (B.A. 1971)

(D) Name: Robert Newcomb Age: 48

Office Street Address: 979 Swan Lake Avenue
Swanville, ME 04915

Telephone No.: (207) 338-1977

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/proprietor Swan Lake Grocery, 979 Swan Lake Avenue, Swanville, Maine since 1977. Chair of AG Retailer Advisory Committee; served on Board of Directors of Waldo County YMCA and member of Belfast Lions Club.

Education (degrees, schools, and dates):

Hampden Academy, Hampden, ME (1975)
Eastern Maine Vocational Technical Institute 1977

(E) Name: John Robichaud Age: 52

Office Street Address: 182 Market Street
Fort Kent, ME 04743

Telephone No.: (207) 444-6495

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/proprietor John's Convenience Plus, 182 Market Street, Fort Kent, Maine since 1980. Member of Fort Kent Lions Club and Biathlon Committee.

Education (degrees, schools, and dates):

Fort Kent Community High School, Fort Kent, ME (1971)

(F) Name: David N. Sleeper Age: 37

Office Street Address: 99 Lyndon Street
Caribou, ME 04736

Telephone No.: (207) 498-8181

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Manager, Joseph Sleeper & Sons, Inc. (retail convenience store, Caribou, Maine), since 1989.

Education (degrees, schools, and dates):

New Hampshire College (B.S. in Business Administration, 1989).

(G) Name: Frederick Crowe Age: 49

Office Street Address: P.O. Box 727
Princeton, ME 04668

Telephone No.: (207) 796-2147

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Currently part-owner of six full-service grocery stores in Maine. Have worked in various levels of responsibility in the grocery store industry since 1979.

Education (degrees, schools, and dates):

Woodland High School, Baileyville, Maine (graduated 1975).
U.S. Navy, 1975-1979, honorably discharged

(H) Name: Barry A. McCormick Age: 52

Office Street Address: McCormick's Thriftway
8 School Street
Unity, ME 04988

Home Address: 115 Fisher Road
Unity, ME 04999

Telephone Nos.: (207) 948-2731

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/operator of McCormick's Thriftway (retail grocery store, Unity, Maine) since 1997. Owner/operator of Brooks IGA (retail grocery store, Brooks, Maine) since 1989.

Education (degrees, schools, and dates):

Graduate Mount View High School 1971, Thorndike, Maine.
One year Atlantic Management – Retail Specialist Course.

(I) Name: Craig R. Burgess Age: 46

Office Street Address: 101 Centre Street
Bath, Maine 04530

Home Address: 87 Whiskeag Rd
Bath, Me 04530

Telephone Nos.: (207) 443-9554

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner & Operator of Burgess Computer Inc, Bath, Maine, a Computer & Telephone Technology Solutions company with 23 staff. Owner & Operator of Anchor Tax & Accounting Inc., an accounting and bookkeeping firm providing tax preparation, bookkeeping and payroll services. Board Member & Treasurer of Catholic Charities of Maine, a statewide charity with over 400 employees and a gross annual budget of over $19M. Board Member and Founding Chairperson of Coastal Counties Workforce Development Board. Following the Federal Workforce Investment Act Legislation(WIA), this organization oversees the development of the workforce in Maine's 6 coastal counties encompassing 6 Career Centers.

Education (degrees, schools, and dates):

BS, Electrical Engineering, University of Maine

(J) Name: Arthur C. Markos Age: 55

Office Street Address: Gardiner Savings Bank
P.O. Box 190
Gardiner, ME 04345

Home Address: 46 Mattson Heights
Gardiner, ME 04345

Telephone Nos.: (207) 582-5550

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

President of Gardiner Savings Bank Institution, Gardiner, Maine since 1983. Controller, Gardiner Savings Bank Institution, Gardiner, Maine from 1981-1983.

Education (degrees, schools, and dates):

1975 B.S. – University of Maine at Augusta, Augusta, Maine

(K) Name: Paul Trusiani Age: 72

Office Street Address: 58 Congress Street
Portland, ME 04101

Home Address: 25 Longwood Terrace
Portland, ME 04102

Telephone Nos.: (207) 772-3704

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Owner/operator Paul's Food Centers, Inc. (Retail grocery/market, Portland, Maine) since 1975.

Education (degrees, schools, and dates):

University of Southern Maine (B.S. 1955, M.B.A. 1967)

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? [X] Yes [ ] No

Explain:

Prior to joining AG, Patrick Flannery was employed by Oakhurst Dairy, which is a major supplier of dairy products to AG. Prior to joining AG, Mr. Cloutier was employed by SuperValu, a competitor of AG, from 1978-1996 and by C&S Wholesale Grocers, a competitor of AG, from 1996-1999.

(b) *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*

No such precautions have been taken. Management believes that, due to the relatively low level of importance of trade secrets in the wholesale grocery supply business, such steps are not necessary.

(c) *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

Not applicable.

(d) *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

Not applicable.

(e) *If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or to a surviving spouse.*

The Company maintains a $100,000 key man life insurance policy on its Chief Executive Officer. The Company is the beneficiary under the policy.

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

None.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. *Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.*

Members of Associated Grocers must purchase membership interests designated as Class A Common Stock (one share required) and Class B Preferred Stock (two shares required) in order to get the benefit of membership in Associated Grocers. No holder owns more that one share of Class A Common Stock or two shares of Class B Preferred Stock.

38. *Number of shares beneficially owned by Officers and Directors as a group:*

Before offering:

Seven (7) shares of Class A Common Stock (plus 14 shares of Class B Preferred Stock)

(3.38% of total outstanding)

After offering: no change.

(*Assume all options exercised and all convertible securities converted.*)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) *If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.*

None of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage.

(b) *If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any of such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts;*

etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company extends loans to qualified customers in order to provide assistance for the acquisition, expansion or improvement of retail grocery premises, which practice management believes is a valuable marketing and customer retention tool. The Company believes that such transactions are on terms no less favorable to the Company than would be obtained by unaffiliated third party lenders.

Pursuant to the program described in the preceding paragraph, the following corporations affiliated with Mr. Crowe have outstanding loans with an aggregate balance of $328,489 as of July 15, 2005, which bear an interest rates of prime plus 1% per annum and are scheduled to be repaid on or before October 8, 2008: Wheaton & McLaughlin, Inc.; Falls Retail, Inc.; Downeast Retail Corp.; Rake, Inc.; Coastal Retail, Inc.; and KARP, Inc.

Pursuant to the program described in the preceding paragraph, Mr. McCormick has an outstanding loan with a balance of $32,037 as of July 15, 2005, which bears an interest rate of prime plus 1% per annum and is scheduled to be repaid on or before May 15, 2007.

Pursuant to the program described in the preceding paragraph, Mr. Beaupre has an outstanding loan with a balance of $9,026 as of July 15, 2005, which bears an interest rate of prime plus 1% per annum and is scheduled to be repaid on or before February 6, 2007.

The Company has, and will maintain, at least two directors who are not (and have not been, for at least two years) employees or officers of the Company or its affiliates, and who do not have any material business relationship with the Company or its affiliates. Any such loans to, or transactions with, officers, directors or employees of the Company or its affiliates have been (and shall be) approved by a majority of the Company's independent directors who have no interest in such transactions, who have had (and will have), at the Company's expense, access to Company counsel in connection with such transactions.

In addition, the Company regularly sells products to directors who (directly or through entities owned by them) are engaged in the retail grocery business. Such transactions are on the same terms as those extended to the Company's shareholder/members generally.

(c) *If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.*

None.

40. (a) *List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:*

		Cash	Other
	Chief Executive Officer (1/1/05-3/31/05)	$ 27,500	$0
	Chief Financial Officer	93,570	
	Key Personnel:	0	$0
Total:		$121,070	$0
	Directors as a group (number of persons: 14)	$76,500	$0

(b) *If remuneration is expected to change or has been unpaid in prior years, explain:*

Remuneration has not been unpaid in prior years and is not expected to change next year.

(c) *If any employment agreements exist or are contemplated, describe:*

On September 7, 2005, the Company entered into an Employment Agreement with Mr. Flannery, which expires on March 31, 2009. Pursuant to that agreement Mr. Flannery is entitled to receive an annual 'Base Salary' of $145,000 and 'Annual Bonus' of five percent of net income. There is a 'Change of Control' provision in the agreement that entitles Mr. Flannery to receive additional compensation upon the occurrence of certain events evidencing a change in control of the Company; such additional compensation would equal the positive difference, if any, between (i) the sum of Mr. Flannery's Base Salary, Annual Bonus and the value of the benefits payable to Mr. Flannery in connection with his employment over the forty-two months following the change in control, and (ii) the sum of the annual compensation received by Mr. Flannery and the value of the benefits received by Mr. Flannery from his employer (whether a successor to the Corporation or a third party) during the forty-two months following such change in control.

41. (a) *Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:* Not applicable. *(0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholder/members. State the expiration dates, exercise prices and other basic terms for these securities:*

Not applicable.

(b) *Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants*: Not applicable.

(c) *Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholder/members.*

42. *If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:*

No such arrangements are in place.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. *Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.*

The Company learned in 1997 that soil and groundwater petroleum contamination occurred at property owned by its wholly-owned subsidiary, A. G. Development Corp., in Corinth, Maine, due to leakage of underground storage tanks prior to their removal in 1986. The Company expended over $65,000 on testing and remediation with respect to this contamination between such time and May 1999, when the property was sold to a third party unrelated to the Company.

A. G. Development Corp. received reimbursement from the Maine Department of Environmental Protection ("Maine DEP") pursuant to Maine law for certain of these expenses totaling approximately $61,000. Through the Maine state Groundwater Fund, expenses for the cleanup of the contaminated site in the amount of $450,522.61 were paid. The Groundwater Fund will also cover any future expenses, up to an aggregate of $1,000,000.

On April 12, 2004, the Maine DEP notified the Company that the site had been cleaned up in a manner satisfactory to Maine DEP's remediation guidelines, and although no release was granted as to future liability, Maine DEP stated that based upon current site conditions, the Maine DEP did not plan to require any further remedial action.

Under Maine law, claims for damages by third parties would need to be filed within two years of discovery of injury due to the contamination, unless such third party can show just cause for the delay in filing such claim. No third party claims have been filed, other than one in the amount of $34,900, and the Company does not know of any potential third party claims which have not yet been filed. Maine DEP has also considered assessing fines against the Company for allegedly not reporting the contamination of the site in 1986 upon the removal of the underground storage tanks. The Company believes that proper notification of the

contamination was provided in a timely manner, and that fines would be inappropriate. The Maine DEP has taken no action regarding fines, nor communicated with the Company regarding any potential fines, since 1999, and the Company believes that any fines, if assessed, would not have a material adverse effect on the Company's financial condition or operations.

In addition, management learned in September 2003 that the Company might have engaged in substantial sales of its securities without registration under federal securities laws or an available exemption from such requirements. In an effort to remedy any claims for such possible violations, the Company offered to holders of such securities purchased between March 28, 2003 and September 16, 2003 the right to rescind any such transactions. The effect of a rescission offer on the potential liability of the Company under federal law is uncertain, however, and it is possible that rescission offerees might retain the ability to file suit at a later date. Under Federal law, any such claim would need to be filed within one year of the date of the alleged violation. No litigation or administrative actions have been commenced or threatened with respect to this matter; however, there can be no assurance that such actions will not be taken against the Company in the future until such statute of limitations has run.

In addition, the Securities are being issued in reliance upon an exemption from the registration requirement imposed by § 5 of the Securities Act of 1933 (the "'33 Act") pursuant to 17 C.F.R. §§ 230.251 *et seq.* ("Regulation A"). Regulation A requires that the sum of all consideration to be received for the securities offered thereunder not exceed $5 million in the aggregate, minus any previous sales in any offering integrated with the current offering. Offerings which occur within six months of the start of a particular offering under Regulation A are more likely to be integrated with that Regulation A offering. If the offering of the Securities were to be integrated with a previous offering made in reliance on Regulation A by the Company, this could lead to purchasers of the Securities having a right to rescind such purchase upon demand, and might lead to adverse action by the SEC or other Federal regulatory agencies. On September 16, 2003, the Company made its last sale under a previous offering in reliance on Regulation A; as of the same date, all persons who were eligible to purchase such securities were informed by the Company that no further securities sales would be made. The Company assumed that the previous offering terminated on that date. Other than having the Form 1/A for such previous offering continue to be qualified and on file at the SEC until March 24, 2004, the Company has taken no actions which could be construed as an offer to sell, or a solicitation of an offer to buy, securities as defined under the '33 Act since that date. However, an argument could be made that (i) the previous offering in reliance on Regulation A continued until March 24, 2004, and (ii) that the previous offering should be integrated with the current offering.

Because the Securities are subject to repayment by the Company upon demand by the holder thereof, the Company does not believe that the risk of integration and its consequences pose any significant incremental risk to the Company. However, should the current offering be integrated with the previous offering, the Company might be found to have engaged in the sale of securities without registration under the federal securities laws, which might lead to the assessment of fines or other penalties against the Company. To the knowledge of the Company, neither the SEC nor any other regulatory agency has taken any action against the Company with respect to this matter; however, there can be no assurance that such actions will not be taken against the Company in the future.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or any description of the tax consequences of an investment in the securities by the tax advisor.

Not applicable—the Company is not an S corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

The Company does not believe that such factors exist.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

For the fiscal year ended March 25, 2005, the Company experienced a pre-tax loss of $546,525. This loss was attributable to three primary causes which management believes are not likely to recur in subsequent years. First of all, the Company experienced unexpectedly high bad debt expenses in Fiscal 2005 as the result of the bankruptcy of two customers, Clarkeies Market, L.L.C. and C&K Turner Enterprises Inc. Accounts receivable written off in Fiscal 2005 amounted to $431,059 (as opposed to $13,308 in Fiscal 2004), which far exceeded the expectations of management. Management believes that the bankruptcies of the customers in question are not related to any factors affecting its customers as a whole, and that bad debt expenses in future years will be similar to those in Fiscal

2004, which bad debt expense was $54,969, or .04% of sales, as opposed to Fiscal 2005 where bad debt expense was $459,887, or .36% of sales.

Second of all, as the result of the resignation of Michael Westort as President and Chief Executive Officer in December 2004, the Company was obligated, pursuant to Mr. Westort's Employment Agreement, to pay severance to Mr. Westort equal to his annual salary of $145,000. This obligation has been paid in full, and no further expenses are expected in connection therewith.

Thirdly, the Company has experienced losses as a result of its 51% ownership of a retail grocery store located in Wiscasset, Maine, through AG Coastal, LLC. This store has operated at a loss, and continues to do so; losses in Fiscal 2005 amounted to $109,194, and losses in the current fiscal year through July 15, 2005 amounted to $20,750. Management has decided that the best course of action is for the Company to close the store and sell off the assets by the end of November, 2005. As a result of the sale, management currently anticipates that AG will sustain losses of approximately $80,000 for AG Coastal, LLC's operations between March 25, 2005 and the sale, plus losses of between approximately $220,000 and $320,000 comprising the difference between the capital invested in AG Coastal, LLC by the Company and the consideration management expects to realize in the sale of the business. Management expects that there will be no further costs associated with AG Coastal, LLC following the sale thereof.

48. *Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.*

Despite the retail grocery industry's trend toward consolidation, whereby the independent grocer has been perceived to be a weaker player, in Maine, New Hampshire and Vermont as well as parts of Massachusetts, the Company has been able to maintain its membership base, as the sales volume that is available from the largely smaller and/or rural customers served by the Company is not substantial enough to be attractive and economically feasible for the large supermarket chains. Management believes that, due to the relative lack of concentrated population centers in Maine, New Hampshire, Vermont and portions of Northern Massachusetts, the supermarket chains are not focused on growth in underdeveloped areas in the region. Consequently, the marketplace for the independent retailer, the Company's pricing customer, in northern New England continues, in management's opinion, to be viable. Continued improvements in regional economic conditions appear favorable for independent retail grocers and, therefore, would seem to favor the growth and expansion of the Company's business.

The changes in the regional market for wholesale grocery products created by SuperValu's withdrawal from the New England market and transfer of its business to C&S Grocers of Brattleboro, Vermont as part of an asset swap in the Fall of 2003 created growth opportunities for the Company. Management believes

that C&S has not traditionally provided the level of value-added services that the former SuperValu customers expect from their supplier. Management believes that this allowed the Company to successfully attract four retail grocery outlets away from C&S in Fiscal 2004, and an additional 3 retail grocery outlets in Fiscal 2005; the 2005 accounts are expected to generate approximately $531,000 in sales per year. These factors favor the Company's efforts to find new members and new customers for its products. In addition, as part of its efforts to recruit new members and new customers, the Company has developed a list of attractive locations for new retail food stores based on the observations and opinions of management. The Company intends to subsidize the performance of third party market analyses on such locations, and if favorable to the establishment of a new retail food outlet, the Company intends to work with potential retailers to develop the property (at the retailers' expense), on the condition that such retailer commits to becoming a member and customer of the Company.

Despite these efforts, however, management believes that the acquisition of new accounts and higher levels of purchases by existing clients in coming years will largely, though not entirely, be offset by continued loss of retail accounts due to competition and attrition.

Four Month Period ended July 15, 2005 Compared to Four-Month Period ended July 16, 2004. For the 4 months ended July 15, 2005, Company sales were 2.78% more than the prior year 4 months ended July 16, 2004. The Company had pre-tax income in the 4 months ending July 15, 2005 of $115,065 as compared to $350,102 in 2004.

Sales for the 4 months ended July 15, 2005 of $43,040,951 represent an increase of $1,164,917 from prior year 4 months. Management believes that this increase is largely the result of good weather conditions during the period in question, which increased the number and duration of tourist visits to AG's key market areas in Maine, New Hampshire and Vermont. This, in turn, led to increased demand for groceries and other products sold by the Company. As discussed in the response to Question 3(e) hereof, the Company's business has traditionally been cyclical and dependent upon tourism. Also, the increase in sales was also attributable to our new cigarette program that increased the same store sales from our members by offering greater discounts on those sales.

Gross profit increased to 7.82% of sales in the four month period ending July 15, 2005 from 7.71% in the same period in 2004. Vendor cash discounts increased as a result from the increase in cigarette sales under the new cigarette program, but this program also had the effect of decreasing the overall gross margin. In addition, the inclusion of gross margins from the operations of AG's 51% owned subsidiary AG Coastal, LLC, which operates a retail store in Wiscasset, Maine and commenced operations in Fiscal 2005, led to an increase in the gross profit margin above the margin realized on wholesale sales by the Company. But for the effect of the AG Coastal LLC sales, gross margin would have been 7.54% in Fiscal 2005.

Other operating income, consisting of service charges, commission income, advertising, central billing and rental income was $52,198 less than the same four month period in the prior year. For the period ended July 15, 2005, these items amounted to 3.30% of sales, versus 3.52% for the period ended July 16, 2004, a decline attributable largely to an increase in cigarette sales, which are a non-service fee product line.

Total operating expenses of $4,464,601 for the period ended July 15, 2005 were 10.37% of sales, as compared to 10.01% in 2004. Administrative expenses of 5.62% for the four year period ending July 15, 2005 represent a .53% increase over the same period last year, an increase due to the administrative expenses related to the AG Coastal, LLC retail store, increased staffing in the Sales and Procurement Departments, as well as a ten percent increase in the cost of health insurance, and higher electricity and bad debt expenses.

Interest expense was increased during the four month period ending July 15, 2005 by $47,869 as a result higher interest rates paid on our Line of Credit and on Excess capital deposits, as a result of changes in the prime rate.

Pre-tax income amounted to $115,065 for the four month period ending July 15, 2005, as compared to $350,102 in the same period last year. The major contributors to the decrease in the four month period ended July 15, 2005 were losses in the amount of $20,750 that arose from the operations of the retail store owned by AG Coastal, LLC, additional staffing over prior year and increased expenses in the categories of interest, electricity, employee health insurance, and bad debts.

Fiscal Year Ended March 25, 2005 Compared to Fiscal Year Ended March 26, 2004. For the fiscal year ended March 25, 2005, Company sales increased .21% over the prior year ended March 26, 2004. The Company had a net loss in fiscal 2005 of $337,980, as compared to net income of $183,853 in fiscal 2004.

Sales for the year ended March 25, 2005 of $131,084,566 represent a increase of $272,581 from prior year. The increase can be attributed to a number of factors but is largely due to the increase in sales per store due to increased cigarette sales as a result of AG's cigarette program, which sales in previous years had been lost to AG's competitors. At the same time, the loss of four retail accounts during the year did have a negative impact on total sales, although the accounts, in the aggregate, had accounted for less than 1% of sales in previous years. These were offset by the increases from new account sales and expansions in sales to existing accounts.

Gross profit increased to 7.07% of sales in 2005 from 6.89% in 2004. The total amount of gross profit dollars increased in the product categories of cigarettes and central billing in 2005.

Other operating income, consisting of service charges, commission income, advertising, central billing and backhaul income for fiscal 2005 was $144,769, or

2.72% higher, than prior year. For the year ended March 25, 2005, these items amounted to 4.17% of sales versus 4.07% for the year ended March 26, 2004. The dollar increase in service fees was a result of charges to the overall sales mix between service fee product lines and non-service fee product lines; central billing income increased due to new and improved programs such as the Milk Program with Oakhurst Dairy, whereby Oakhurst will pay rebates to AG based on the level of purchases made by AG. Such rebates are then passed along to AG's customers at year-end, except that any amounts attributable to purchases by stores that are no longer members of AG at year end will be retained by AG.

Total operating expenses of $14,815,682 for the year ended March 25, 2005 were 11.30% of sales, as compared to 10.35% in fiscal 2004. Labor expense increased in 2005 to 2.25% of total sales, up from 2.20% in the prior year, as a direct result of negotiated contract labor and benefits increases. Under the negotiated union contract, increases in labor expenses will be limited by a cap on increases in costs for wages and benefits of 4% per year in each year of the five year contract for all employees engaged in warehouse operations and driving. Administrative expenses of 7.37% for the current year represent a .89% increase over fiscal 2004, a percentage increase due to the reduction in sales, as well as certain one-time costs relating the write-off of $431,059 in bad debt (as opposed to $13,308 in prior year) due largely to the bankruptcy of two customers in Fiscal 2005, severance costs associated with the termination of the previous CEO's employment agreement and administrative expenses that relate to AG Coastal, LLC.

Interest expense in fiscal 2005 saw a slight decrease in total expenses, due to the net effect of an increase in the borrowing rate applicable to the Company's previous line of credit and an increased rate paid on the Company's sales of Excess capital deposits, offset by the result of not allowing excess capital deposits to be made in the period until after September 2004. The average rate the Company paid on its line of credit with Fleet Bank was 3.64%, as compared to the average rate paid in the prior year of 3.10%. The average rate paid on Excess capital deposits by members increased from fiscal 2004's 4.50% to 5.43% in fiscal 2005 largely due to increases in the prime rate, and the rate paid on behalf of required capital deposits remained fixed at 4.5%. The total interest paid on short term borrowing for fiscal 2005 was $203,683 versus $181,182 in the prior year. The interest paid to members for Excess capital deposits was $129,248 in 2005 as compared to $112,152 in 2004, and the interest paid for required capital deposits (Factor) was $178,950, as compared to $232,419 in 2004.

Pre-tax losses amounted to $546,525 in fiscal 2005, as compared to income of $310,753 in fiscal 2004. The major contributors to the increase in fiscal 2005 were the increased costs in the "administrative" category attributable to the CEO severance, bad debt write-offs, and losses from the AG Coastal, LLC retail operation attributable to AG.

Fiscal Year Ended March 26, 2004 Compared to Fiscal Year Ended March 28, 2003. For the fiscal year ended March 26, 2004, Company sales were

.90% less than the prior year ended March 28, 2003. The Company had a net income in fiscal 2004 of $183,853 as compared to $127,307 in fiscal 2003.

Sales for the year ended March 26, 2004 of $130,811,985 represent a decrease of $1,183,811 from prior year. The decrease can be attributed to a number of factors. For all of fiscal 2004 Phillip Morris provided discounts of up to 23% of cost on key items (including cigarettes), which discounts, in turn, were passed along to our customers. The loss of three retail accounts during the year also had a negative impact on total sales, although the accounts, in the aggregate, had accounted for less than .5% of sales in previous years. These factors more than offset any increases from new account sales or expansions, although they were partially offset by higher prices for beef and pork products, meaning that the total dollar value of sales increased on similar volume of goods sold. Commodity prices in the beef and pork markets have risen in the first months of fiscal 2004, and management expects that prices will either continue to rise or stabilize at current levels, while prices for milk and cigarettes have remained largely flat.

Gross profit increased to 6.89% of sales in 2004 from 6.75% in 2003. The total amount of gross profit dollars increased despite the decrease in sales. Profits in most product categories of Dairy and Meat improved in 2004 as a result of higher prices in the cheese and beef commodity markets.

Other operating income, consisting of service charges, commission income, advertising, central billing and backhaul income for fiscal 2004 was $235,821, or 4.24% lower, than prior year. For the year ended March 26, 2004, these items amounted to 4.07% of sales versus 4.21% for the year ended March 28, 2003. The dollar decrease in service fees and central billing was a result of this sales decrease.

Total operating expenses of $13,540,016 for the year ended March 26, 2004 were 10.35% of sales, as compared to 10.28% in fiscal 2003. Labor expense decreased in 2004 to 2.20% of total sales, down from 2.25% for the prior year, as a direct result of increased labor efficiency. Under the union contract, increases in labor expense will be limited by a cap on increases in costs for wages and benefits of 4% per year in each year of the five year contract. Administrative expenses of 6.48% for the current year represent a .06% increase over fiscal 2003, a percentage increase due to the reduction in sales as well as certain one-time costs relating to a required securities filings and strategic consulting services. In addition, $47,000 was recognized from a reduction in the allowance for doubtful accounts for 2003.

Interest expense in fiscal 2004 saw a reduction of total expenses due to the relatively low borrowing rate on the Company's line of credit and the suspension of the Company's sales of Excess capital deposits paying a relatively higher rate of interest, pending registration with the Securities and Exchange Commission. The average rate the Company paid on its line of credit with Fleet Bank was 3.10%, as compared to prior year of 5.54%. The average rate paid on the Excess and on required capital deposits by members decreased from fiscal 2003's 4.875% to 4.50% in fiscal 2004. The total interest paid on short term borrowing for fiscal 2004 was $181,182 versus $236,986 in the prior year. The interest paid to members for

Excess and required capital deposits was $344,571 in 2004 as compared to $414,990 in 2003.

Pre-tax income amounted to $310,753 in fiscal 2004, as compared to $238,937 in fiscal 2003. The major contributors to the increase in fiscal 2004 were the ability of the company to secure some increases in prices charged to its members for some goods and the lower than expected interest expense for the year.

49. *If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year:* 7.07%.

What is the anticipated gross margin for next year of operations? Approximately 7.07%.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

No change is expected. The company does not have access to any measure of gross margin figures for the industry.

50. *Foreign sales as a percent of total sales for last fiscal year:* 0%. *Domestic government sales as a percent of total domestic sales for last fiscal year:* 0%.
Explain the nature of these sales, including any anticipated changes:

Not applicable.

PART F/S

Attach:

1. Consolidated Balance Sheets as of the end of last two fiscal years (audited).

2. Consolidated Statements of Income, Cash Flows and Stockholders' Equity for each of the last 2 fiscal years (audited).

3. Consolidated Balance Sheets as of July 15, 2005 and July 16, 2004 (unaudited) and Consolidated Statements of Income, Cash Flows and Stockholders' Equity for the periods ended July 15, 2005 and July 16, 2004 (unaudited).

BAKER | NEWMAN | NOYES LLC

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Associated Grocers of Maine, Inc.

We have audited the accompanying consolidated balance sheets of Associated Grocers of Maine, Inc. and Subsidiaries as of March 25, 2005 and March 26, 2004 and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Associated Grocers of Maine, Inc. and Subsidiaries as of March 25, 2005 and March 26, 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Limited Liability Company

Portland, Maine
May 13, 2005

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Current liabilities:		
Bank overdraft	$ 426,838	$ 484,469
Notes payable	4,157,897	4,530,000
Current portion of long-term debt	525,150	48,704
Accounts payable	3,842,872	3,035,280
Accrued expenses	1,286,722	1,048,201
Income taxes payable	–	34,185
Total current liabilities	10,239,479	9,180,839
Other liabilities:		
Long-term debt – net of current portion	11,502	520,598
Deferred income taxes	72,500	421,300
Total other liabilities	84,002	941,898
Capital deposits	6,958,968	6,714,540
Total liabilities	17,282,449	16,837,277
Stockholders' equity:		
Preferred stock – noncumulative; $2,500 stated value, authorized – 1,600 shares, issued – 386 shares	965,000	965,000
Preferred stock subscribed, and unissued	210,000	225,000
Common stock – $1,500 stated value, authorized – 800 shares, issued – 235 shares (238 in 2004)	352,500	357,000
Paid-in capital	225,406	227,459
Retained earnings	880,393	1,219,404
	2,633,299	2,993,863
Less: subscriptions receivable – preferred stock	210,000	225,000
	2,423,299	2,768,863
Total liabilities and stockholders' equity	$ 19,705,748	$ 19,606,140

See accompanying notes.

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended March 25, 2005 and March 26, 2004

	2005	% of Sales	2004	% of Sales
Sales	$131,084,566	100.00%	$130,811,985	100.00%
Cost of sales	122,891,293	93.75	123,002,068	94.03
Less vendors' discounts	1,069,641	0.82	1,198,121	0.92
Net cost of sales	121,821,652	92.93	121,803,947	93.11
Gross profit	9,262,914	7.07	9,008,038	6.89
Other operating income:				
Service charges	3,470,130	2.65	3,435,383	2.63
Commission income	291,721	0.22	250,113	0.19
Advertising	758,142	0.58	811,373	0.62
Central billing/drop ship	799,098	0.61	694,856	0.53
Backhaul income	145,783	0.11	128,380	0.10
	5,464,874	4.17	5,320,105	4.07
Operating expenses:				
Labor – warehouse, handling and delivery	2,950,546	2.25	2,878,900	2.20
Trucks and trailers	1,114,567	0.85	1,097,553	0.84
Warehouse	320,877	0.24	311,676	0.24
Depreciation	773,046	0.59	773,508	0.59
Administrative	9,656,646	7.37	8,478,379	6.48
	14,815,682	11.30	13,540,016	10.35
Operating income (loss)	(87,894)	(0.06)	788,127	0.61
Minority interest in loss of subsidiary	1,960	0.00	–	0.00
Other income (expense):				
Interest on savings and notes receivable	51,290	0.04	48,379	0.04
Interest on members' accounts	(308,198)	(0.24)	(344,571)	(0.26)
Interest – other	(203,683)	(0.16)	(181,182)	(0.14)
	(460,591)	(0.36)	(477,374)	(0.36)
Income (loss) before income tax (benefit) expense	(546,525)	(0.42)	310,753	0.25
Income tax (benefit) expense	(208,545)	0.18	126,900	(0.10)
Net (loss) income	$ (337,980)	(0.24)%	$ 183,853	0.15%
Basic and diluted (loss) earnings per common share	$ (1,402.41)		$ 630.85	

See accompanying notes.

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended March 25, 2005 and March 26, 2004

	Preferred Stock	Preferred Subscribed	Common Stock	Paid-in Capital	Retained Earnings	Total
Balances at March 28, 2003	$ 997,500	$ 220,000	$ 366,000	$ 233,621	$ 1,083,774	$2,900,895
Add:						
Shares issued:						
Preferred stock	82,500	–	–	–	–	82,500
Common stock	–	–	30,000	20,540	–	50,540
Subscriptions:						
Preferred stock	–	75,000	–	–	–	75,000
Net income	–	–	–	–	183,853	183,853
Deduct:						
Shares redeemed:						
Preferred stock	115,000	–	–	–	–	115,000
Common stock	–	–	39,000	26,702	–	65,702
Subscriptions redeemed:						
Preferred stock	–	15,000	–	–	–	15,000
Subscriptions collected:						
Preferred stock	–	55,000	–	–	–	55,000
Dividends paid	–	–	–	–	48,223	48,223
Balances at March 26, 2004	965,000	225,000	357,000	227,459	1,219,404	2,993,863
Add:						
Shares issued:						
Preferred stock	75,000	–	–	–	–	75,000
Common stock	–	–	37,500	25,675	–	63,175
Subscriptions:						
Preferred stock	–	87,500	–	–	–	87,500
Net loss	–	–	–	–	(337,980)	(337,980)
Deduct:						
Shares redeemed:						
Preferred stock	75,000	–	–	–	–	75,000
Common stock	–	–	42,000	27,728	1,031	70,759
Subscriptions redeemed:						
Preferred stock	–	102,500	–	–	–	102,500
Balances at March 25, 2005	$ 965,000	$ 210,000	$ 352,500	$ 225,406	$ 880,393	$2,633,299

See accompanying notes.

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended March 25, 2005 and March 26, 2004

	2005	2004
Cash flows from operating activities:		
Net income (loss)	$ (337,980)	$ 183,853
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	773,046	773,508
Amortization	5,187	5,187
(Gain) loss on sale of property, plant and equipment	(14,488)	–
Deferred income taxes	(152,100)	49,600
Charge-offs of notes receivable	88,519	–
Provisions for losses on notes receivable	10,880	–
(Increase) decrease in operating assets:		
Trade accounts receivable	426,767	(598,155)
Inventories	(1,223,785)	425,455
Inventories – supplies	(70,845)	2,575
Prepaid expenses	(75,370)	(14,174)
Income taxes refundable	(101,166)	39,680
Increase (decrease) in operating liabilities:		
Accounts payable	807,592	(452,221)
Accrued expenses	238,521	(25,105)
Income taxes payable	(34,185)	34,185
Net cash provided by operating activities	340,593	424,388
Cash flows from investing activities:		
Disbursements on notes receivable – members	(130,250)	(526,911)
Principal payments received on notes receivable – members	277,723	309,034
Purchase of investments in grocery cooperatives	(5,017)	–
Proceeds from sale of property and equipment	15,089	1,350
Purchase of property, plant and equipment	(380,255)	(327,240)
Other assets	30,000	(30,000)
Net cash used by investing activities	(192,710)	(573,767)
Cash flows from financing activities:		
Net borrowings (payments) under line-of-credit agreement and bank overdraft	(429,734)	1,543,101
Principal payments on long-term debt	(52,716)	(47,579)
Proceeds from issuance of preferred stock	75,000	17,500
Proceeds from issuance of common stock	63,175	50,540
Redemption of preferred stock	(75,000)	(115,000)
Redemption of common stock	(70,759)	(65,702)
Deposits to capital deposits	1,476,356	1,635,611
Withdrawals from capital deposits	(1,140,706)	(2,807,686)
Dividends paid	–	(48,223)
Net cash provided (used) by financing activities	(154,384)	162,562
Net increase (decrease) in cash and cash equivalents	(6,501)	13,183
Cash and cash equivalents at beginning of year	174,326	161,143
Cash and cash equivalents at end of year	$ 167,825	$ 174,326

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended March 25, 2005 and March 26, 2004

	2005	2004
Supplemental disclosure of cash flow information:		
Cash paid during the year:		
Interest	$ 531,697	$ 530,706
Income taxes paid, net of refunds received	78,906	3,435
Supplemental disclosure of noncash investing and financing activities:		
Capital deposits were applied to trade accounts receivable as follows:		
Accounts receivable	$ 91,222	$ 181,170

During 2005, $87,500 of preferred stock was subscribed. The amount subscribed in 2004 was $75,000.

Additional preferred stock was issued in 2004 upon conversion of $65,000 of capital deposits.

During 2005, the Association acquired fixed assets with a value of $20,066 under the terms of a capital lease.

See accompanying notes.

ASSOCIATED GROCERS OF MAINE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 25, 2005 and March 26, 2004

1. Summary of Significant Accounting Policies

Operations

Associated Grocers of Maine, Inc. (the Association) is primarily in the business of buying, warehousing, shipping and billing groceries and related products to member stores which, according to the Association's Bylaws, are also stockholders of the Association. The Bylaws allow the Association to sell to nonmember stores, but only in such a way that a competitive advantage to the members is preserved. The Association operates throughout Maine, New Hampshire and Massachusetts. The Association is not dependent on any individually significant customers or vendors. In 2005, the Association invested in a 51%-owned Limited Liability Company created to operate a grocery store in Wiscasset, Maine. (See note 16).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Association conducts its business on a 52/53 week year. The years ended March 25, 2005 and March 26, 2004 each contained 52 weeks.

Principles of Consolidation

The consolidated financial statements include the accounts of the Association and its wholly-owned subsidiary, Allied Insurance Agency of Maine, Inc. In 2005, the consolidated financial statements also include the amounts of A.G. Coastal LLC. All intercompany accounts and transactions have been eliminated in consolidation. Allied Insurance Agency of Maine, Inc. was formed to sell insurance to member-retailers, nonmembers and to the Association.

Inventories

Inventories, which consist of groceries and related products, are valued at the lower of cost or market, with cost determined on a first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line and accelerated methods over the respective useful lives.

1. Summary of Significant Accounting Policies (Continued)

Advertising

Advertising costs are charged to operations when incurred and approximated $88,000 and $65,000 for 2005 and 2004, respectively.

Revenue Recognition and Accounts Receivable

Revenue is recognized when the product is shipped. The customer has 24 hours to report a claim to return product. The returns, which are not material, are netted against sales revenue. The allowance for doubtful accounts is provided based on an analysis by management of the collectibility of outstanding balances. Management considers the age of outstanding balances and the creditworthiness of customers in determining the allowance for doubtful accounts. The activity for the allowance of doubtful accounts receivable is as follows:

	2005	2004
Balance at beginning of year	$ 184,661	$ 150,000
Provision for doubtful accounts	360,488	43,969
Write-offs	(431,059)	(13,308)
Recoveries	15,100	4,000
Balance at end of year	$ 129,190	$ 184,661

Write-offs of $431,059 in 2005 consisted of amounts due from sales in fiscal 2005.

The Association generates advertising revenue by providing retail stores and vendors with advertising services. Such revenue is recognized when the advertising is placed with the media.

Vendor discounts, which represent a reduction in the Association's purchase price, is recorded as a reduction to cost of sales when the product is purchased.

Deferred Finance Costs

Costs incurred in connection with obtaining debt are being amortized over the life of the respective loan on a straight-line method.

Pension Plan

The Association has a deferred savings plan that covers substantially all the Association's non-union employees. The Association also contributes on behalf of its union employees to a union pension plan pursuant to a collectively bargained agreement. The Association's policy is to accrue pension costs as incurred.

1. Summary of Significant Accounting Policies (Continued)

Income Taxes

Income taxes are provided for based on financial statement income. Deferred income taxes arise from temporary differences in the basis of assets and liabilities for financial reporting and tax purposes. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent, depending on the periods in which the temporary differences are expected to reverse. Deferred tax assets and liabilities are adjusted for the effects of changes in the tax laws and rates on the date of enactment. A valuation allowance is provided when recognition of deferred tax assets is not assured.

Self-Insured Workers' Compensation

The Association participates in a self-insured worker's compensation insurance plan through an industry cooperative. Current funding levels by the Association and other participants in the cooperative are expected to be adequate to meet incurred claims.

Earnings Per Share

Basic and diluted earnings (loss) per share (EPS) are computed based on the weighted average number of common shares outstanding. The following is the reconciliation of the numerators and denominators of the basic and diluted EPS computation for the years ended:

	March 25, 2005			March 26, 2004		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net (loss) income	$(337,980)	–	$ –	$ 183,853	–	$ –
Preferred stock – dividend	–	–	–	29,925	–	–
Basic and diluted EPS	$(337,980)	241	$(1,402.41)	$ 153,928	244	$630.85

The Association's calculation for basic and diluted EPS is the same, as there are no options or convertible securities outstanding.

Statements of Cash Flows

For purposes of the statements of cash flows, the Association considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

2. Cash

The Association maintains its cash accounts in three commercial banks. Accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At various times throughout the year, the Association has cash on deposit in excess of the FDIC coverage. The Association had $1,003,643 and $978,365 on deposit in excess of FDIC coverage at March 25, 2005 and March 26, 2004, respectively. The bank balance is higher than the financial statement balance due to outstanding checks.

3. Notes Receivable – Members

The Association has notes receivable with some members. The majority of these notes are secured by property and securities. Interest rates on the notes at March 25, 2005 range from 0% to 7.75%. (March 26, 2004 range from 0% to 6%).

The composition of notes receivable was as follows:

	2005	2004
Notes receivable	$ 885,269	$1,121,261
Less allowance for doubtful accounts	21,880	11,000
	863,389	1,110,261
Less: current portion	222,274	279,287
	$ 641,115	$ 830,974

A summary of activity in the allowance for doubtful accounts is as follows:

	2005	2004
Balance at beginning of year	$ 11,000	$ –
Provision	99,399	11,000
Write-offs	(88,519)	–
Balance at end of year	$ 21,880	$ 11,000

4. Investments In Grocery Cooperatives

The Association owned 2,942 Class C stock shares at March 25, 2005 and March 26, 2004, in Associated Wholesalers, Inc., a grocery and health and beauty care distribution cooperative based in Pennsylvania. The Association owned 199,630 and 194,614 shares at March 25, 2005 and March 26, 2004, of nonvoting common stock in Western Family Holding Company, the parent organization to Western Family Foods, Inc., a grocery distribution cooperative based in Oregon. These shares of Associated Wholesalers, Inc. and Western Family Holding Company are non-trading securities and are carried at cost for financial statement purposes. Investments in grocery cooperatives are as follows:

	2005	2004
Associated Wholesalers, Inc.	$ 80,956	$ 80,956
Western Family Holding Company	199,730	194,713
Other grocery cooperatives	3,549	3,549
	$284,235	$279,218

5. Notes Payable

The notes payable were as follows:

	2005	2004
Bank of America:		
$6,000,000 line of credit with interest rates at London Interbank Offered Rate (LIBOR) plus 150 basis points for base borrowing (4.20% and 2.79% at March 25, 2005 and March 26, 2004) on $3,500,000 and 4.17% on the excess maturing September 30, 2006, secured by all corporate assets	$4,157,897	$4,530,000

The Association also has a revolving term loan in the amount of $2,000,000 for the purpose of lending to member stores. There was no outstanding balance as of March 25, 2005 and March 26, 2004.

Restrictive Covenants

The loan agreement relating to the Bank of America revolving term loan contains various covenants pertaining to maintenance of net worth with various financial ratios, capital expenditures, and other reporting requirements. As of March 25, 2005, the Association was not in compliance with the covenants. The lender has provided a waiver.

6. Long-Term Debt

Long-term debt was as follows:

	2005	2004
Capital lease – equipment	$ 16,054	$ –
City of Gardiner, Maine:		
Urban Development Action Grant – secured by land, buildings, fixtures and equipment, interest rate 8% payable in quarterly installments of $23,200 with a balloon payment in November 2005	520,598	569,302
	536,652	569,302
Less: current portion	525,150	48,704
Long-term portion	$ 11,502	$520,598

Maturities of long-term debt are as follows:

2006	$525,150
2007	5,152
2008	5,831
2009	519

7. Leases

The Association leases automotive equipment, computer and office equipment under operating leases with various terms. Rent expense approximated $940,000 for 2005 and $944,000 for 2004. The future minimum rental payments required under operating leases are approximately as follows:

2006	$ 587,601
2007	544,856
2008	493,458
2009	219,922
2010	178,355
Thereafter	253,475
Total minimum future rentals	$2,277,667

The automotive equipment leases contain requirements for possible additional mileage surcharges in addition to the amounts disclosed above. A portion of the lease payments for automotive equipment include payments for repairs and maintenance.

In connection with a member store's lease obligation on a retail building and equipment located in Skowhegan, Maine, the Association guarantees rental payments to a third party for $65,000 per year until 2006. The maximum exposure to the Association is $65,000.

8. Capital Deposits

In order to assure the Association of working capital and to provide security for credit extended to stockholders, each stockholder is required to invest in "capital deposits" of the Association to the extent of the member's capital deposit factor. The capital deposit factor is based upon three times each store's average total weekly purchases from the preceding year, up to $50,000 per store. Every member store is required to pay into its capital deposit account a minimum of 1% of its total purchases until such time that the store's capital deposit factor has been met.

For the years ended March 25, 2005 and March 26, 2004, interest was paid at the rate of 4.5% on the member's capital deposit factor after attaining one week's average weekly purchases and at the average six month treasury bill rate plus 3.5% for the year ended March 25, 2005, and at the average prime rate less .75% for the year March 26, 2004, or the capital deposit factor rate (whichever is higher) for amounts in excess of the member's capital deposit factor (certificates of capital deposits).

If a stockholder sells his/her stock or otherwise ceases to be eligible for membership in the Association, his/her capital deposits become payable upon demand, with actual payment made approximately six weeks from the date of demand due to administrative requirements.

Capital deposits were $6,958,968 and $6,714,540 at March 25, 2005 and March 26, 2004, respectively.

9. Stockholders' Equity

A requirement of the Association is that the preferred and common stock of Associated Grocers of Maine, Inc. owned by each member be pledged to the Association for security of that member's accounts receivable. The members are required to purchase one share of common stock (Class A) upon joining the organization at a par value of $1,500 and an additional $1,027 of paid-in capital. Upon termination of a membership, a stockholder shall not sell or otherwise dispose of his or her stock unless such stockholder has, at least thirty days previous thereto, offered in writing to sell such stock to the Association at a price equal to the current purchase price established by the Board of Directors, and such offer has not been accepted by the Association within said period.

The Association authorized 1,600 shares of nonvoting, preferred (Class B) stock at a par value of $2,500.

Members are required to purchase two shares of the preferred stock. Members have the option of purchasing the stock outright or may have funds transferred from their capital deposit accounts. If funds are transferred from the capital deposit accounts, members are required to replenish their accounts up to their factors by weekly payments equal to 1% of their purchases.

As of March 25, 2005, 84 shares of preferred stock were subscribed by member-stores in the amount of $210,000 (90 shares in the amount of $225,000 at March 26, 2004).

10. Benefit Plans

The Association's defined contribution plan for the union requires a per hour contribution for employees in 2005 and 2004 (not to exceed 40 hours per week), respectively.

The Association has a deferred savings 401(k), plan, which covers eligible non-union employees. The Association will match up to the first 3.5% of the employee compensation.

Total benefit plan expense for 2005 and 2004 was $333,933 and $322,283, respectively.

11. Income Taxes

Income tax expense (benefit) was as follows:

	2005			2004		
	Current	Deferred	Total	Current	Deferred	Total
Federal	$ (43,394)	$(121,680)	$(165,074)	$60,507	$ 39,700	$100,207
State	(13,051)	(30,420)	(43,471)	16,793	9,900	26,693
	$ (56,445)	$(152,100)	$(208,545)	$77,300	$ 49,600	$126,900

The Association's effective income tax rate is different than would be expected if the federal statutory rate was applied to income from operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

A reconciliation of income tax expense at the statutory federal rate of 34% to income tax expense at the Association's effective rate is as follows:

	2005	2004
Computed tax at the expected statutory rate	$(185,818)	$105,656
State taxes, net of federal benefits	(28,690)	17,028
Other	5,963	4,216
	$(208,545)	$126,900

11. Income Taxes (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the financial statement carrying amount of assets and liabilities and the amounts used for income tax purposes and are attributable to the following:

	2005	2004
Deferred tax asset:		
Trade accounts receivable and notes receivable	$ 54,200	$ 82,100
Inventories	101,300	93,000
Accrued compensated absences	162,400	149,600
Net operating loss carryforward	289,000	-
Total gross deferred tax asset	606,900	324,700
Deferred tax liabilities:		
Prepaid expenses	(189,900)	-
Depreciation	(361,500)	(421,300)
Net deferred tax asset (liability)	$ 55,500	$ (96,600)

The net deferred tax assets (liability) in the accompanying balance sheets consist of the following components:

	2005	2004
Deferred tax assets – current	$ 128,000	$ 324,700
Deferred tax liability – noncurrent	(72,500)	(421,300)
Net deferred tax asset (liability)	$ 55,500	$ (96,600)

The Association has a net operating loss carryforward for income tax purposes of approximately $688,000 at March 25, 2005, which expires in 2025.

Management of the Association believes it is more likely than not that the deferred tax asset can be realized through the Association's ability to generate taxable income in the future. Therefore no valuation allowance is necessary on March 25, 2005 and March 26, 2004.

12. Related Party Transactions

Board of Directors

Directors' fees and travel reimbursement paid to the Board of Directors amounted to approximately $76,500 and $64,000 for the years ended March 25, 2005 and March 26, 2004, respectively.

The Association has notes receivables with certain board members of $392,953 and $449,503, as of March 25, 2005 and March 26, 2004, respectively. (See note 3.)

13. Segment Reporting

The Association has addressed the reporting requirements under Financial Accounting Standards Statements (FASB) No. 131, *Disclosures about Segments of an Enterprise*, and related information and has classified its operations into reportable segments that provide different products or services. Separate management of each segment is required because each business unit is subject to different marketing, distribution and service strategies. Reportable segments are as follows:

2005	A.G.	Allied	A.G. Coastal	Eliminations	Total
External:					
Sales	$ 130,853,995	$ –	$ 819,014	$ (588,443)	$ 131,084,566
Service Charges	3,475,045	16,316	–	(21,231)	3,470,130
Commission income	–	345,889	–	(54,168)	291,721
Advertising	769,379	–	–	(11,237)	758,142
Central billing	801,098	–	–	(2,000)	799,098
Backhaul income	145,783	–	–	–	145,783
Intersegment revenue	614,911	62,169	–	(677,080)	–
Interest expense	517,213	–	2,668	(8,000)	511,881
Depreciation and amortization	769,542	1,805	1,699	–	773,046
Profit (loss)	(219,246)	152,451	(109,194)	(161,991)	(337,980)
Assets	20,804,176	1,218,921	243,938	(2,561,287)	19,705,748
Expenditures for long-lived assets	363,656	–	36,665	–	400,321

2004	A.G.	Allied	A.G. Coastal	Eliminations	Total
External:					
Sales	$ 130,811,985	$ –	$ –	$ –	$ 130,811,985
Service Charges	3,426,934	16,489	–	(8,040)	3,435,383
Commission income	–	299,528	–	(49,415)	250,113
Advertising	811,373	–	–	–	811,373
Central billing/drop ship	694,856	–	–	–	694,856
Backhaul income	128,380	–	–	–	128,380
Intersegment revenue	–	57,455	–	(57,455)	–
Interest expense	533,793	–	–	(8,040)	525,753
Depreciation and amortization	771,517	1,991	–	–	773,508
Profit (loss)	183,853	109,363	–	(109,363)	183,853
Assets	20,465,763	1,057,555	–	(1,917,178)	19,606,140
Expenditures for long-lived assets	327,240	–	–	–	327,240

13. Segment Reporting (Continued)

Associated Grocers of Maine primarily derives its revenue from the wholesale distribution of groceries. Allied Insurance Agency of Maine, Inc. derives its commission revenues from sales of insurance to member stores and others. A.G. Coastal LLC derives its sales revenues from the operations of a grocery store in Wiscassett, Maine. The accounting policies applied by each of the segments are the same as those used by the Association.

14. Concentrations

All of the Association's truck drivers, warehousemen and helpers are covered by a union contract that expires on August 31, 2006.

At March 25, 2005, 1 vendor accounted for 4.1% of the Association's accounts payable and 11.3% of the Association's purchases for the year then ended.

15. Fair Value of Financial Instruments

The Association's financial instruments, other than long-term debt, consist of cash and cash equivalents, receivables and payables, all of which have fair values substantially equal to carrying values due to their short-term nature. The fair value of the Company's long-term debt also approximates its carrying value.

16. A.G. Coastal LLC

In 2004, the Association became an owner in A.G. Coastal LLC, which operates a retail grocery store in Wiscasset, Maine. The Association made a capital contribution of $2,040 and the other member contributed $1,960 as initial capital. The Association shares in the income and losses at 51%. Additionally, the Association has advanced notes and accounts receivable to the LLC. Since the loss realized by the LLC exceed the minority member's investment, the loss in excess of the minority owner's initial contribution has been recognized by the Association in 2005.

The LLC is operated on a day-to-day basis by three managers, two of which are representatives of the Association. Subject to certain conditions, the other member of the LLC has the option to purchase the Association's interest in the LLC anytime from August 30, 2005 through December 1, 2005 for a price equal to the Association's capital contributions. If such option is not exercised, the Association shall have the ability to acquire the other member's interest for a price equal to such member's capital contributions. The two members may, prior to August 30, 2005, terminate the operations of A.G. Coastal LLC.

ASSOCIATED GROCERS OF MAINE, INC.
CONSOLIDATED BALANCE SHEET
UNAUDITED
As of 7-15-05 and 7-16-04

	A	Consolidated 7/15/05	Consolidated 7/16/04
CURRENT ASSETS:			
Cash		287,823	253,938
Accounts Receivable		6,659,978	7,020,354
Notes Receivable Members		227,816	1,058,921
Inventories		9,263,515	7,902,326
Prepaid Expenses		363,832	491,085
Deferred Taxes		128,000	359,700
Total Current Assets		**16,930,964**	**17,086,324**
PROPERTY AND EQUIPMENT:			
Land & Improvements		678,174	669,774
Buildings		6,561,215	6,468,469
Vehicles		795,182	758,219
Equipment		7,532,979	7,216,803
			0
Total Property and Equipment		15,567,550	15,113,265
Accumulated Depreciation		(10,669,560)	(9,890,602)
Net Property and Equipment		4,897,990	5,222,664
OTHER ASSETS:			
Due from AG		0	0
Allied Investment		0	0
Investments - Other		284,054	309,218
Other Assets		0	0
Notes Receivable, Members		617,008	0
Deferred Finance Costs, net		1,878	7,032
Total Other Assets		902,940	**316,250**
TOTAL ASSETS		**22,731,895**	**22,625,238**

ASSOCIATED GROCERS OF MAINE, INC.
CONSOLIDATED BALANCE SHEET
UNAUDITED
As of 7-15-05 and 7-16-04

	A	Consolidated 7/15/05	Consolidated 7/16/04
CURRENT LIABILITIES:			
Notes Payable		4,853,374	5,380,354
Accounts Payable - Trade		6,375,478	5,814,963
Current Portion of LT Debt		510,904	48,704
Accrued Expenses		935,117	757,475
Total Current Liabilities		**12,674,873**	**12,001,496**
LONG-TERM LIABILITIES			
Long -term debt - net of current portion		11,502	508,258
Due to / From Allied		0	0
Deferred taxes		72,500	421,300
Capital Deposits		7,482,367	6,672,669
TOTAL LIABILITIES		20,241,242	19,603,723
STOCKHOLDERS EQUITY:			
Common Stock		357,000	364,500
Paid-In Capital		229,122	232,594
Preferred Stock		955,000	982,500
Preferred Stock Subscribed		210,000	225,000
Retained Earnings		880,393	1,219,408
Current Year Earnings		69,138	222,513
Less: Subscriptions Receivable - pref stock		(210,000)	(225,000)
Total Equity		**2,490,654**	**3,021,515**
TOTAL LIABILITIES AND EQUITY		**22,731,895**	**22,625,238**

ASSOCIATED GROCERS OF MAINE, INC.
Consolidated Income Statements
Unaudited
For the four months ended July 15, 2005 and July 16, 2004

	Consolidated 7/15/05	% of Sales	Consolidated 7/16/04	% of Sales
Sales	$43,040,951	100.00%	$41,876,034	100.00%
Cost of Sales	40,021,051	92.98%	38,985,420	93.10%
Vendor Discounts	344,037	0.80%	336,668	0.80%
Net Cost of Sales	$39,677,014	92.18%	$38,648,752	92.29%
Gross Profit	$ 3,363,937	7.82%	$ 3,227,282	7.71%
Other Revenues:				
Interest Income	$ 19,913	0.05%	$ 17,248	0.04%
Advert. Income	261,983	0.61%	254,777	0.61%
Service Charges	789,745	1.83%	841,710	2.01%
Miscellaneous	272,712	0.63%	281,429	0.67%
Commission Income	77,906	0.18%	79,293	0.19%
Rental Income	-	0.00%	-	0.00%
Total Other Revenues	$ 1,422,259	3.30%	$ 1,474,457	3.52%
Operating Expenses:				
Labor-Whse.&Trans.	$ 1,227,303	2.85%	$ 1,235,658	2.95%
Trucks & Trailers	363,169	0.84%	352,337	0.84%
Warehouse	220,922	0.51%	243,347	0.58%
Depreciation	235,161	0.55%	228,703	0.55%
Administrative	2,418,046	5.62%	2,132,932	5.09%
Total Operating Exp.	$ 4,464,601	10.37%	$ 4,192,977	10.01%
Operating Inc./(loss)	$ 321,595	0.75%	$ 508,763	1.21%
Interest Expense	$ 206,530	0.48%	$ 158,661	0.38%
Net Pre-Tax Earnings	$ 115,065	0.27%	$ 350,102	0.84%
Income Tax Expense	$ 45,927	0.11%	$ 127,589	0.30%
Net Earnings	$ 69,138	0.16%	$ 222,513	0.53%

ASSOCIATED GROCERS OF MAINE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
Unaudited
For the four months ended July 15, 2005 and July 16, 2004

	Preferred Stock	Preferred Subscribed	Common Stock	Paid In Capital	Retained Earnings	Total
Balances at March 26, 2004	965,000	225,000	357,000	227,459	1,219,404	2,993,863
Add						
Shares issued						
Preferred stock	35,000					35,000
Common stock			16,500	11,297		27,797
Subscriptions						
Preferred stock						-
Net Income					222,513	222,513
Deduct						
Shares redeemed						
Preferred stock	17,500					17,500
Common stock			9,000	6,162	(4)	15,158
Subscription redeemed						
Preferred stock						-
Subscription collected						
Preferred stock						-
Dividends paid					-	-
Balance at July 16, 2004	982,500	225,000	364,500	232,594	1,441,921	3,246,515
Balances at March 25, 2005	965,000	210,000	352,500	225,406	880,393	2,633,299
Add						
Shares issued						
Preferred stock	15,000					15,000
Common stock			15,000	10,270		25,270
Subscriptions						
Preferred stock						-
Net Income					69,138	69,138
Deduct						
Shares redeemed						
Preferred stock	25,000					25,000
Common stock			10,500	6,554	(13)	17,040
Subscription redeemed						
Preferred stock						-
Subscription collected						
Preferred stock						-
Dividends paid					-	-
Balance at July 15, 2005	955,000	210,000	357,000	229,122	949,544	2,700,667

ASSOCIATED GROCERS OF MAINE, INC.
Consolidated Cash Flow Statement
Unaudited
For the four months ended July 15, 2005 and July 16, 2004

	Consolidated Quarter End 7/15/05	Consolidated Quarter End 7/16/04
Cash flows from operating:		
Net Income	69,138	222,513
Adjustments to reconcile		
to net cash (used) provided by operating		
Depreciation	233,598	227,107
Amortization	1,563	1,596
Deferred Taxes	-	(35,000)
(Increase) decrease in operating assets		
Trade AR	(2,042,779)	(1,885,166)
Inventory	(1,136,100)	(1,069,541)
Inventory Supplies	-	-
Prepaids	88,319	(114,304)
Other Assets	-	-
Income taxes refundable	101,166	(34,185)
Increase (decrease) in operating liabilities		
Accounts payable	2,532,606	2,779,683
Accrued expenses	(351,605)	(290,726)
Net cash provided (used) by operating	(504,094)	(198,024)
Cash flows from investing		
Disbursements on notes receivable	(12,000)	(58,410)
Principal payments on notes receivable	30,565	109,750
Purchase of property	(170,480)	(115,516)
Net cash used by investing	(151,915)	(64,176)
Cash flows from financing		
Net borrowings (payments) under LOC	268,639	365,885
Principal payments on LTD	(14,246)	(12,340)
Proceeds from issuance of preferred stock	15,000	35,000
Proceeds from issuance of common stock	25,270	27,797
Redemption of preferred stock	(25,000)	(17,500)
Redemption of common stock	(17,040)	(15,158)
Deposits to capital deposits	985,809	255,261
Withdrawals from capital deposits	(462,410)	(297,133)
Dividends paid	-	-
Net cash provided (used) by financing	776,022	341,812
Net increase in cash	120,012	79,612
Cash BOY	167,825	174,326
Cash EOY	287,823	253,938

Associated Grocers of Maine, Inc.
Notes to the Consolidated Financial Statements
July 15, 2005 and July 16, 2004

Note 1 – Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company has not changed its significant accounting and reporting policies from those disclosed in our March 25, 2005 financial statements. There have been no significant changes in the methods or assumptions used in the accounting policies which require material estimates and assumptions.

In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the unaudited consolidated financial statements have been included herein. The results of operations for the four months ended July 15, 2005 are not necessarily indicative of the results that may be expected for any other interim period or the entire fiscal year. All significant intercompany balances and transactions have been eliminated in the accompanying unaudited consolidated financial statements.

The unaudited financial statements should be read in conjunction with the financial statements for the fiscal year ended March 25, 2005.

PART III—EXHIBITS

Item 1. Index to Exhibits

2. Charter and Bylaws:

   (a) Articles of Incorporation of Associated Grocers of Maine, Inc., as amended to date. (Previously filed.)

   (b) Bylaws of Associated Grocers of Maine, Inc., as amended to date. (Previously filed.)

3. Instruments defining the rights of security holders:

   (a) See items 2(a) and (b) above. (Previously filed.)

   (b) Form of Rescission Letter to purchasers of Company securities between March 28, 2003 and September 16, 2003. (Previously filed.)

6. Material agreements to which Associated Grocers of Maine, Inc. is a party:

   (a) Agreements with Gardiner Savings Institution, FSB.

      (i) Loan Agreement with Gardiner Savings Institution, FSB dated September 13, 2005 ($6.5 million line of credit).

         (a) Commitment letter dated June 10, 2005.

         (b) Security Agreement (Chattel Mortgage) dated September 13, 2005.

         (c) Mortgage and Security Agreement with Power of Sale dated September 13, 2005.

         (d) Promissory Note.

      (ii) Loan Agreement with Gardiner Savings Institution, FSB dated September 13, 2005 ($2 million Revolving Equipment Line of Credit)

         (a) Commitment letter dated June 10, 2005.

         (b) Security Agreement (Chattel Mortgage) dated September 13, 2005.

         (c) Promissory Note.

(a) Commitment letter dated June 10, 2005.

(b) Security Agreement (Chattel Mortgage) dated September 13, 2005.

(c) Mortgage and Security Agreement with Power of Sale dated September 13, 2005.

(d) Promissory Note.

(b) Indenture and Loan Agreement with the City of Gardiner, Maine, dated as of May 7, 1985.

(i) Second Security Agreement with the City of Gardiner, Maine, dated as of May 7, 1985. (Previously filed.)

(ii) Second Mortgage with the City of Gardiner, Maine, dated as of May 7, 1985. (Previously filed.)

(iii) UDAG Grant Agreement between the City of Gardiner, Maine and the Secretary of Housing and Urban Development, dated December 3, 1984. (Previously filed.)

(iv) Letter dated October 24, 2005 from the City of Gardiner regarding changes to payment term of UDAG obligations.

(c) Commercial Loan Agreements with the following parties:

(i) Wheaton & McLaughlin, Inc., d/b/a Princeton Food Mart, dated as of October 8, 2001. (Previously filed.)

(ii) Falls Retail, Inc., d/b/a Falls Market, dated as of October 8, 2001. (Previously filed.)

(iii) Downeast Retail Corp., d/b/a Elmer's Food Mart, dated as of October 8, 2001. (Previously filed.)

(iv) Rake, Inc., d/b/a Woodland Food Mart, dated as of October 8, 2001. (Previously filed.)

(v) Coastal Retail Corp., d/b/a Southwest Food Mart, dated as of October 8, 2001. (Previously filed.)

(vi) KARP, Inc., dated as of June 16, 2003. (Previously filed.)

(vii) The Umbrella Factory, dated as of January 20, 2004. (Previously filed.)

(viii) Williams Development, Inc., d/b/a The Main Street Market, dated as of February 21, 2003. (Previously filed.)

(d) Employment Agreement entered into with Patrick M. Flannery, dated as of September 7, 2005.

(e) Construction Agreements:

(i) Agreement with McGee Construction LLC dated August 10, 2005.

(ii) Agreement with CMC Associates, Inc. dated July 27, 2005.

10(a). Consent of Baker Newman and Noyes LLC

11. Opinion of Pierce Atwood regarding legality of securities and other matters. (Previously filed.)

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gardiner, State of Maine, on November 9, 2005.

ASSOCIATED GROCERS OF MAINE, INC.

By: 
Patrick Flannery, its President
and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.


Patrick Flannery, President and
Chief Executive Officer


Ronald Cloutier, Chief Financial Officer


Thomas Barber, Director


John Beaupre, Director


Craig Burgess, Director

Frederick Crowe, Director


Arthur Markos, Director


Barry McCormick, Director


Robert Newcomb, Director


Charles O'Brien, Director


John Robichaud, Director


David Sleeper, Director


Paul Trusiani, Director

LOAN AGREEMENT

THIS LOAN AGREEMENT is made this **13th** day of **September**, **2005**, by and between **GARDINER SAVINGS INSTITUTION, FSB** (hereinafter, the "BANK"), a Maine banking corporation with its principal office at PO Box 190, Gardiner, Maine and **Associated Grocers of Maine, Inc.**, a Maine Corporation, with a place of business in **Gardiner**, County of **Kennebec**, State of **Maine**, (hereinafter, the "BORROWER"),in consideration of the mutual covenants contained herein and benefits to be derived herefrom; and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the BORROWER and the BANK hereby agree to the following terms and conditions:

ARTICLE 1 - ESTABLISHMENT OF LOAN ARRANGEMENT

1 -1. Definitions. When used in this document, the following terms shall have the following meanings:

A. "LIABILITIES or LIABILITY" means, without limitation, one or more of the following: any and all liabilities, debts, and obligations of the BORROWER to the BANK, now existing or hereafter incurred, of every kind, nature and description. "Liabilities" also includes, without limitation, each obligation to repay all loans, advances, indebtedness, notes, obligations, and amounts now or hereafter at any time owing by the BORROWER to the BANK (including all future advances or the like whether or not given pursuant to a commitment by the BANK), whether or not any of such are liquidated, unliquidated, secured, unsecured, direct, indirect, absolute, contingent, or of any other type, nature, or description, or by reason of any cause or action which the BANK now or hereafter may hold against the BORROWER.

B. "COMMITMENT LETTER" means the Commitment Letter dated **6/10/2005**, a copy of which is attached hereto and marked Exhibit "A". Said Commitment Letter shall survive the closing and thereby remain in full force and effect during the term of this loan transaction. In the event of a conflict, the LOAN DOCUMENTS (hereinafter defined) shall control.

C. "LOAN DOCUMENTS" mean the said Commitment Letter, the Promissory Note, this Loan Agreement, the Mortgage, the Security Agreement, the Assignment of Leases and Rents and all other documents to which the BORROWER and/or the BANK are parties relating to this loan transaction of even or near date herewith.

D. "PREMISES" shall mean the real property situated at **1000 Brunswick Avenue, Gardiner, Maine,** together with all equipment, furnishings and fixtures, owned by BORROWER and used in connection with said business; also any and all improvements, replacements, and/or additions to said equipment, furnishings and fixtures.

1-2. ESTABLISHMENT OF LOAN. Subject to the BORROWER's compliance with the terms and conditions hereinafter set forth, the BANK agrees to lend to the BORROWER, and the BORROWER may borrow from the BANK, the sum of **Six Million Five Hundred Thousand Dollars and 00/100 DOLLARS ($6,500,000.00)** (hereinafter, the "LOAN"), the proceeds of which LOAN may be advanced from time to time as herein provided and shall be repaid with interest by the BORROWER from time to time in accordance with the BORROWER'S Promissory Note of even or near date (hereinafter, with any extensions, renewals, modifications or replacements thereof, the "NOTE").

1-3. PURPOSE OF LOAN. The purpose of the loan is to: **Working Capital**

1-4. THE NOTE. All such loans and advances and all repayments thereof made by the BORROWER to the BANK shall be evidenced by the NOTE, shall bear interest as provided therein, and shall be secured by any collateral granted to secure the LIABILITIES, regardless of whether the total amount thereof exceeds the face amount of the NOTE. In the event the NOTE is lost, destroyed, or mutilated at any time prior to the payment in full of the obligations thereunder, the BORROWER shall execute a new note substantially in the form of the NOTE. The NOTE shall not be necessary to establish the indebtedness of the BORROWER to the BANK on account of such loans, advances and repayments.

1-5. ADVANCES AND INDEBTEDNESS. At the time each advance made under the NOTE or under this Agreement, the BORROWER shall immediately, become indebted to the BANK for the amount thereof. Each such advance may, at the BORROWER'S option, be (i) credited by the BANK to any deposit account of the BORROWER with the BANK; (ii) paid to the BORROWER; (iii) applied to any LIABILITY of the BORROWER; or (iv) disbursed as provided for in this Agreement.

1-6. BORROWER'S ACCOUNT. The BANK may charge any account which the BORROWER maintains with the BANK, or an affiliate of the BANK, for any payments which the BORROWER may make hereunder or which the BORROWER is obligated to make to the BANK from time to time in connection with the LOAN and may do so without BORROWER's consent only when BORROWER is in default of its payment obligations beyond applicable grace or cure periods.

1-7. STATEMENTS. Any statement rendered by the BANK to the BORROWER shall be considered correct and accepted by the BORROWER and shall be conclusively binding upon the BORROWER unless the BORROWER provides the BANK written objection thereto within twenty (20) days from the receipt of such statements, which written objection shall indicate, with particularity the reason for such objection.

ARTICLE 2 - CONDITIONS PRECEDENT

Precedent to the effectiveness of this Agreement and to the establishment of the LOAN, the following documents, each in form and substance satisfactory to the BANK, shall have been delivered to the BANK, and the following conditions shall have been satisfied:

2-1. DELIVERY OF INSTRUMENTS. The BORROWER will deliver, or cause to be delivered, to the BANK the following documents, duly executed by the parties thereto and in form and substance satisfactory to the BANK:

(A) The NOTE, made by the BORROWER, and payable to the order of the BANK. The NOTE shall be in the original principal amount of **Six Million Five Hundred Thousand Dollars and 00/100 Dollars ($6,500,000.00)** shall be due and payable on **10/13/2006**, and shall be repayable and bear interest at the rate provided therein.

(B) A Mortgage and Security Agreement (hereinafter, the "MORTGAGE") to be recorded with the **Kennebec** County Registry of Deeds, granting to the BANK, among other collateral, a first mortgage in and to the PREMISES, and a first security interest and assignment in, to and of certain assets of the BORROWER, such mortgage, security interest and assignment to secure payment of the NOTE, the

prompt, punctual and faithful payment and performance of the BORROWER hereunder, and the prompt, punctual and faithful payment of all and each of the LIABILITIES.

(C) Such other agreements or instruments as the BANK may request to satisfy the terms and conditions of the COMMITMENT LETTER, to effectuate the provisions of this Agreement, and to establish, protect or perfect the interest of the BANK in any Collateral granted to secure the payment and performance of the LIABILITIES.

2-2. No Event of Default. No event shall have occurred, or failed to occur, which occurrence of failure is, or which, solely with the passage of time or the giving of notice (or both), would constitute, an EVENT OF DEFAULT (as defined herein), whether or not the BANK has exercised any of its rights upon such occurrence.

2-3. No Adverse Change. No event shall have occurred or failed to occur, which occurrence or failure is or could have a materially adverse effect upon the BORROWER's financial condition.

2-4. Origination Fee. N/A .

ARTICLE 3 - DISBURSEMENT PROCEDURES

3-1. Disbursements. Net proceeds of the LOAN shall be disbursed at the time of closing of the LOAN.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES

In order to induce the BANK to enter into this Agreement and to extend credit to the BORROWER hereunder, the BORROWER hereby represents and warrants that:

4-1. Financial and Other Information. The BORROWER has heretofore furnished to the BANK copies of the BORROWER's financial statement as of **12/31/04** . The financial statements have been prepared in accordance with generally accepted accounting principles and fairly present the financial condition of the Persons covered thereby at the dates thereof and the results of their operations for the periods covered thereby, subject to normal year-end adjustments in the case of interim statements. The BORROWER has no knowledge of any material contingent liabilities which are not referred to in the financial statements referred to above.

4-2. Change in Condition. Since there has been no material adverse change in the business or assets or in the financial condition, of the BORROWER, and the BORROWER has not entered into any material transaction outside of the ordinary course of business except as disclosed elsewhere herein.

4-3. Assets. The BORROWER has good and marketable title to all assets reflected in the balance sheet referred to in Section 4-1 hereof, subject to no Liens except for those permitted by Section 5-6 hereof.

4-4. Litigation. There is no litigation, at law or in equity, or any proceeding before any court, board or other governmental or administrative agency or any arbitrator pending or to the knowledge of the BORROWER threatened which may involve any material risk of any material final judgment or liability not adequately covered by insurance or which may otherwise result in any material adverse change in the business or assets or in the financial condition of the BORROWER, or which seeks to enjoin the consummation of, or which questions the validity of, any of the transactions anticipated by this Agreement or any other LOAN DOCUMENT, judgment, decree, or order of any court, board or other governmental or administrative agency

or arbitrator has been issued against the BORROWER which has, or may have, any material advérse effect on this business or assets or on the financial condition of the BORROWER. There exists no material potential for unasserted claims arising out of product liability either as a result of latent defects or warranty claims and the BORROWER is not aware of a basis for a recall of its products.

4-5. Tax Returns. The BORROWER has filed all tax returns which are required to be filed and have paid, or made adequate provision for the payment of, all taxes which have or may become due pursuant to said returns or to assessments received. The results of all audits of the tax returns of the BORROWER are fully reflected in the balance sheets referred to in section 4-1 hereof. The BORROWER knows of no material additional assessments since said date for which adequate reserves appearing in the said balance sheet have not been established. The BORROWER has made adequate provision for all current taxes and in the opinion of the BORROWER there will not be any material additional assessments for any fiscal periods prior to and including that which ended in excess of the amounts reserved therefor in the balance sheet as at such date.

4.6. No Legal Obstacle to Agreement. Neither the execution and delivery of this Agreement, nor the making by the BORROWER of any borrowings hereunder, nor the securing of the LIABILITIES nor the consummation of any transaction herein or therein referred to or contemplated hereby or thereby nor the fulfillment of the terms hereof and thereof or of any agreement or instrument referred to in this Agreement or any of the LOAN DOCUMENTS, has constituted or resulted in or will constitute or result in a breach of the provisions of any contract to which the BORROWER is a party or the violation of any law, judgment, decree or governmental order, rule or regulation applicable to the BORROWER, or result in the creation under any agreement or instrument of any Lien upon any of the assets of the BORROWER, other than the Liens created by the LOAN DOCUMENTS. No approval, authorization or other action by, or any declaration to or filing with, any governmental authority or any other person is required to be obtained or made by the BORROWER in connection with the execution, delivery and performance of this Agreement or any of the LOAN DOCUMENTS or the transactions contemplated hereby or thereby, or the making of any borrowing by a BORROWER hereunder, or the securing of the LIABILITIES, other than the filing of the documents and instruments which are needed in order to perfect security interest in the collateral.

4-7. Disclosure. The BORROWER has disclosed all material facts to the BANK and has not withheld or failed to disclose any fact of significance.

4-8. Other Representations. The representations, covenants, and warranties herein are in addition to others, previously, presently, or hereafter made by the BORROWER to or with the BANK in any other instrument, including without limitation, the MORTGAGE. All representations made by the BORROWER to the BANK in the LOAN application or otherwise with respect to obtaining the LOAN shall be deemed to be material and relied upon by the BANK in issuing the Commitment and shall survive the closing of the LOAN.

ARTICLE 5 - BORROWER'S COVENANTS

To induce the BANK to enter into this Agreement and to make advances from time to time hereafter pursuant to the LOAN, in addition to the covenants, warranties and representations made herein further covenant as follows:

5-1. Conduct of Business, etc. The BORROWER will comply in all material respects with all material, valid and applicable statutes, rules and regulations of the United States, of the States thereof and their counties, municipalities and other subdivisions and of any other jurisdiction applicable to it, all as in effect from time to time, except where compliance therewith shall at the time be contested in good faith by appropriate proceedings.

5-2. Insurance. The BORROWER will keep its assets which are of an insurable character insured by financially sound and reputable insurers against loss or damage by fire, explosion or hazards insured by extended coverage in amounts sufficient to prevent if from becoming a co-insurer and not in any event less than 80% of the insurable value of the property insured, and will maintain with financially sound and reputable insurers, insurance against product liability and other hazards and risks and liability to persons and property to the extent and in the manner customary for companies in similar businesses similarly situated; **provided, however,** that it may effect workers' compensation insurance of similar coverage with respect to operations in any particular state or other jurisdiction through an insurance fund operated by such state of jurisdiction. In addition, the BORROWER will maintain insurance in the amounts and of the types and containing the terms required by the MORTGAGE.

5-3. Taxes, etc. The BORROWER will duly pay and discharge, or cause to be paid or discharged, before the same shall become in arrears, all taxes, assessments and other governmental charges or levies, imposed upon its and its properties, sales and activities, or any part thereof, or upon the income or profits therefrom, as well as all claims for labor materials or supplies which if unpaid might by law become a line or charge upon any of its Property.

5-4. Performance of Liabilities. The BORROWER shall pay when due, and promptly, punctually, and faithfully perform each and every LIABILITY, obligation, covenant and condition to be paid, performed or observed by the BORROWER under this Agreement and under all agreements or instruments referred to herein or relating to the LOAN.

5-5. Maintain Records. The BORROWER shall maintain adequate books of account and other records concerning any IMPROVEMENTS, and will permit the BANK, upon reasonable request, during normal business hours, to examine any or all of such records at the cost and expense of the BORROWER; will permit the BANK at any time or times, to enter upon the PREMISES for the purpose of inspecting the progress of the construction and equipment of the IMPROVEMENTS; and will furnish the BANK with such other information and such professional opinions as the BANK may request for the purpose of determining compliance by the BORROWER with the PLANS, this Agreement, any or all agreements and instruments referred to herein and any or all agreements, easements and restrictions of record, if any. PROVIDED, HOWEVER, BANK shall not be entitled to charge the cost of any more than one (1) appraisal of the premises in any twenty-four month period.

5-6. Liens. The BORROWER shall not permit or suffer the recording of (i) any notice of contract or mechanics lien relating to the EQUIPMENT (ii) any federal tax lien; (iii) any other voluntary or involuntary lien, attachment or other encumbrance on the EQUIPMENT, or any personal property used or to be used in connection with the operation thereof. **Provided, however,** if BORROWER chooses to contest said lien, the BORROWER shall provide BANK with all security acceptable to BANK to cover the value of any such liens.

5-7. Other Actions. The BORROWER shall not indirectly do or cause to be done any act which, if done directly by the BORROWER, would breach any covenant contained in this Agreement.

5-8. Expenses. Whether or not the Commitment is terminated for any reason, and whether or not the LOAN closes, the BORROWER agrees to pay for all expenses, fees and charges incurred by the BANK with respect to the LOAN or in any way connected therewith including, without limitation, appraisal fees, reasonable legal fees, architect's and engineers fees, survey costs, brokerage commissions, title costs, recording costs, or stamps, inspection fees by BANK personnel or consultants or any other customary and reasonable expenses as are incurred in connection with the processing and/or closing of the LOAN. Payment of such costs shall be in addition to and not out of the proceeds of the Application, Commitment or Origination Fees referred to herein.

5-9. Transfer of BORROWER'S Interest. The identity of the BORROWER and the Guarantors is of material importance to the BANK. The Commitment and any collateral for the LOAN shall not be assigned or transferred by the BORROWER, nor may there be any sale or transfer of ownership of any legal or equitable interest in the BORROWER without the BANK's prior written approval. No junior mortgage, or encumbrance affecting the security or collateral of the proposed LOAN will be allowed without the BANK's prior written consent, which consent will not be unreasonably withheld.

5-10. Participation. The BANK reserves the right to participate with other lending institutions in making this LOAN.

5-11. Future Advances. Any mortgage or other instrument of security given to secure BORROWER's obligations under the LOAN shall also secure any extensions, renewals or modifications of the LOAN and any other obligations or liabilities of the BORROWER to the BANK whether arising prior to or subsequent to the closing of the LOAN.

ARTICLE 6 - EVENTS OF DEFAULT; RIGHTS UPON DEFAULT

6-1. Events of Default. The occurrence of any one or more of the following (hereinafter, the "EVENTS OF DEFAULT") shall be an event of default hereunder. Further, the occurrence of any EVENT OF DEFAULT shall also constitute, without notice (except as required hereunder) or demand, a default under the NOTE, the MORTGAGE, and all other agreements between the BANK and the BORROWER or instruments and papers given the BANK by the BORROWER, whether now existing or hereafter arising.

(A) Attachment, by trustee process or otherwise, of any undisbursed proceeds of the LOAN or other funds of the BORROWER in possession of the BANK, whether held under this Agreement or otherwise which is not dismissed or otherwise provided for within ninety days;

(B) Any material representation or warranty made herein shall prove to be false or misleading in any material respect when made;

(C) Any report, certificate, financial statement or other instrument furnished by BORROWER in connection with this Loan Agreement or to the borrowings hereunder shall prove to be false or misleading in any material respect when made;

(D) Default in the payment of the principal of and interest on (together with premium thereon, if any) any Note, as and when due and payable which is not cured within any applicable cure period;

(E) Default made with respect to any indebtedness (other than the Notes) of the BORROWER when due or the performance of any other obligation incurred in connection with any indebtedness for borrowed money of the BORROWER, not cured within any applicable cure period, if the effect of such default is to accelerate the maturity of such indebtedness or to permit the holder thereof to cause such indebtedness to become due prior to its stated maturity or any such indebtedness shall not be paid when due;

(F) Default in the due observance of performance of any other covenant, condition or agreement on the part of the BORROWER to be observed or performed pursuant to the terms of this Loan Agreement and such default shall continue unremedied for 30 days after receipt of written notice thereof of the BORROWER by the BANK;

(G) The BORROWER shall (i) apply for or consent to the appointment of a receiver, trustee or liquidator of the BORROWER or such subsidiary or any of their respective properties or assets, (ii) admit in writing its inability to pay its debts as they mature, (iii) make a general assignment for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent of (v) file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors or to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or Statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law or if corporate action shall be taken by the BORROWER or any such subsidiary, for the purpose of effecting any of the foregoing;

(H) An order, judgement or decree shall be entered, without the application, approval or consent of the debtor by any court of competent jurisdiction, approving a petition seeking reorganization of the BORROWER or of all or a substantial part of the respective properties or assets of the BORROWER or appointing a receiver, trustee or liquidator of the BORROWER and such order, judgment or decree shall continue unstayed and in effect for any period of 60 days; or

(I) Final judgment for the payment of money in excess of $50,000 shall be rendered against the BORROWER and the same shall not be covered by insurance and shall remain undischarged for a period of 30 days during which execution shall not be effectively stayed;

(J) The occurrence of any default or event of default, or failure of the BORROWER to promptly pay or perform or observe faithfully any liability, covenant or obligation to be paid, performed or observed by the BORROWER hereunder or under any other instrument or agreement between the BORROWER and the BANK, including, without limitation, the NOTE and the MORTGAGE, subject to any applicable grace or cure periods notwithstanding that the BANK may not have exercised its rights upon default thereunder.

6-2. Rights upon Default. Upon the occurrence of any of the aforesaid EVENTS OF

DEFAULT, the BANK may (i) declare any and all LIABILITIES to be immediately due and payable, without demand or notice, (ii) exercise the rights of the BANK upon default hereunder, and *(iii)* exercise the rights of the BANK upon default under any other documents, agreements or instruments executed by the BORROWER in connection with the LOAN, including, without limitation, the NOTE and the MORTGAGE.

6-3. Advances. Notwithstanding the maturity of the NOTE or the occurrence of any EVENT OF DEFAULT, the BANK may make such advances or parts of advances thereafter without thereby waiving the right to demand payment of the unpaid principal of and all accrued interest on the NOTE, without becoming liable to make any other or further advances, and without affecting the validity of the NOTE, the MORTGAGE, or other security for the loan.

6-4. Right to Take Possession. In addition to all other rights and remedies available to the BANK hereunder and under applicable law, the BANK, may, at any time or times after the occurrence, of any EVENT OF DEFAULT, take possession of the EQUPMENT and all materials, fixtures, tools, equipment, appliances and other items thereon or therein belonging to the BORROWER, which may be occupied or used by the BANK without payment of any rental or fee thereof.

ARTICLE 7 - MISCELLANEOUS

7-1. Waiver or Delay. The rights, remedies, powers, privileges, and discretion of the BANK hereunder shall be cumulative and not exclusive of any rights or remedies which it would otherwise have. No delay or omission by the BANK in exercising or enforcing any of the BANK'S rights and remedies shall operate as, or constitute a waiver thereof. No waiver by the BANK of any EVENT OF DEFAULT or of any default under any other agreement shall operate as a waiver of any other default hereunder or under any other agreement. No single or partial exercise of any of the BANK's rights or remedies, and no other agreement or transaction, of whatever nature entered into between the BANK and the BORROWER at any time, either express or implied, shall preclude the other or further exercise of the BANK's rights and remedies. No waiver by the BANK of any of the BANK's rights and remedies on any one occasion shall be deemed a waiver on any subsequent occasion, nor shall it be deemed a continuing waiver. All of the BANK's rights and remedies and all of the BANK's rights, remedies, powers, privileges, and discretion under any other agreement or transaction are cumulative, and not alternative or exclusive, and may be exercised by the BANK at such time or times and in such order of preference as the BANK in its sole discretion may determine.

7-2. Amendments. No amendment of this Agreement and no waiver of any provision hereof shall be effective unless in writing and duly executed by a duly authorized officer of the BANK, and then only to the extent specifically set forth therein.

7-3. Successors to Borrower. This Agreement shall be binding upon the BORROWER and the BORROWER's heirs, executors, administrators, representatives, successors and assigns, and shall inure to the benefit of the BANK and the BANK's successors and assigns. Notwithstanding any other provisions of this Agreement, if the BORROWER is dissolved or if the BORROWER conveys or is deprived of the title to the PREMISES, the BANK shall have the option to continue to make advances to the BORROWER or to such person or persons as may succeed to the title of the BORROWER, and all sums so advanced shall be deemed advances under this Agreement and under the

NOTE, and shall be secured by the MORTGAGE and any other collateral granted to secure the LIABILITIES.

7-4. Approval of Counsel to Bank. All certificates, opinions, agreements, instruments, documents or other papers to be furnished by the BORROWER to the BANK under this Agreement or relating to or connected with the LOAN or any undertaking contemplated hereby, shall, at the request of the BANK, be approved as to form and content by counsel for the BANK with respect to all transactions under this Agreement.

7-5. Responsibility of Bank. The BANK shall not be liable for any loss sustained by the BORROWER resulting from any action, omission, or failure to act by the BANK with respect to the exercise or enforcement of its rights under this Agreement or its relationship with the BORROWER unless such loss is caused by the willful misconduct and actual bad faith of the BANK. This Agreement and the BANK's exercise of its rights hereunder shall not operate to place any responsibility upon the BANK for the construction, control, care, management, or repair of the improvements on the PREMISES, nor shall it operate to place any responsibility upon the BANK to complete construction of the IMPROVEMENTS, or except in the case where BANK has taken possession of the PREMISES, to make the BANK responsible or liable for any waste committed on the PREMISES, any damages or defective condition of the PREMISES, or any negligence in the construction, management, upkeep, repair, or control of the PREMISES.

7-6. Indemnification. The BORROWER shall indemnify, defend, and hold the BANK harmless of and from any claim brought or threatened against the BANK by the BORROWER, any guarantor or endorser of the LIABILITIES, or any other person (as well as from attorneys' reasonable fees and expenses in connection therewith) on accountant of the LOAN and the IMPROVEMENTS or on account of the BANK's relationship with the BORROWER or any other guarantor or endorser of the Liabilities (each of which may be defended, compromised, settled, or pursued by the BANK with counsel of the BANK's selection, but the reasonable fees and expenses of such counsel shall be at the expense of the BORROWER) provided such indemnification shall not include any claim or action arising out of the gross negligence or willful misconduct of the BANK in which final judgment is entered against the BANK. The within indemnification shall survive payment of the LIABILITIES and/or any termination, release, or discharge executed by the BANK in favor of the BORROWER.

7-7. Payment of Costs. The BORROWER shall pay on demand all costs and all expenses of the BANK in connection with the preparation, execution and delivery of this Agreement and of any other documents and agreements between the BORROWER and the BANK, including, without limitation, reasonable attorneys' fees and disbursements, and all expenses which the BANK may hereafter incur in connection with the collection of the LIABILITIES or the protection or enforcement of any of the BANK's rights against the BORROWER, and any guarantor or endorser of the LIABILITIES. The BORROWER authorizes the BANK to pay all such expenses and to charge the same to any account of the BORROWER with the BANK.

7-8. Time of Essence. Time is of the essence of this Agreement.

7-9. Consent. The BORROWER may take any action herein prohibited or omit to perform any act required to be performed by them, if the BORROWER shall obtain the prior

written consent by a duly authorized officer of the BANK for each such action, or omission to action.

7-10. Execution in Counterparts. This Agreement may be executed in any number of counterparts each of which when executed and delivered, shall be deemed to be an original, but such counterparts shall together be deemed to constitute but one instrument.

7-11. Assignment. The BANK may assign this Agreement and its rights hereunder and under any other agreements and instruments referred to herein, and cause the LOAN to be made by any other person or corporation. In the event that the BANK assigns or transfers its rights under this Agreement, such assignee shall thereupon succeed to and become vested with all rights, powers, privileges and duties of the BANK hereunder, and the BANK shall thereupon be discharged and relieved from its duties and obligations hereunder. None of the BORROWER's rights or duties hereunder are assignable without the BANK's express written consent.

7-12. Joint and Several Obligation. If the BORROWER is two or more persons, their obligations shall be joint and several. Any writing upon which the BANK may rely after the execution of this Agreement shall be binding on the BORROWER although signed by any one of the individual parties constituting the BORROWER or any one partner of the BORROWER if a partnership or any one officer if the BORROWER is a corporation.

7-13. Severability. Any determination that any provision of this Agreement or any application thereof is invalid, illegal, or unenforceable in any respect in any instance shall not affect the validity, legality, and enforceability of such provision in any other instance, or the validity, legality, or enforceability of any other provision of this Agreement.

7-14. Notices. All notices, demands and other communications made in respect to this Agreement shall be made to the following addresses (each of which may be changed upon seven (7) days written notice to all others) given by hand, or by certified or registered mail, return receipt requested, as follows:

If to the BANK:	Gardiner Savings Institution, FSB Attn: Richard Alden, Exec.Vice President P.O. Box 190, 190 Water Street Gardiner, Maine 04345-0190
With a copy to Lender's Counsel:	George W. Heselton, Esq. Farris, Heselton, Ladd & Bobrowiecki, P.A. P.O. Box 120, 251 Water Street Gardiner, Maine 04345-0120
If to the BORROWER:	**Associated Grocers of Maine, Inc.** **1000 Brunswick Avenue** **Gardiner, Maine 04345**
With a copy to BORROWER'S Counsel:	____________________ ____________________ ____________________

Any such notice shall be deemed received the earlier of (i) two (2) days after the mailing of such notice in accordance with the terms and conditions and to the addresses provided above, or (ii) the date on which the notice is delivered by hand to the address and to the individual provided above.

7-15. Advances. All amounts which the BANK may advance under this AGREEMENT shall be a LIABILITY, and may be charged by the BANK to any account which the BORROWER maintains with the BANK. All such LIABILITIES shall be repayable with interest at the highest non default rate charged the BORROWER by the BANK under the NOTE.

7-16. Governing Law. This Agreement and all rights and obligations hereunder, including matters of construction, validity and performance, shall be governed by the laws of the State of Maine. The BORROWER submits themselves to the jurisdiction of the courts of said State for all purposes with respect to this Agreement and the BORROWER's relationship with the BANK.

WITNESS the execution hereby under seal the day and year first above written.

Associated Grocers of Maine, Inc.

By:______________________________
Ronald Cloutier, CFO

GARDINER SAVINGS INSTITUTION, FSB

BY: ______________________________

____



Gardiner Savings
INSTITUTION, FSB
190 WATER STREET • P.O. BOX 190 • GARDINER, MAINE 04345 • TEL. (207) 582-5550

June 10, 2005

Associated Grocers of Maine Inc.
1000 Brunswick Ave
Gardiner, ME 04345

Subject: Commitment for Financing

Dear Ron,

Gardiner Savings Institution, FSB is pleased to grant a line of credit in the amount of $6,500,000. This letter, when properly signed and accepted, shall constitute an agreement between Gardiner Savings Institution, FSB, Gardiner, Maine (hereafter referred to as "Bank"), which agrees to lend and Associated Grocers of Maine Inc. (hereafter referred to as "Borrower"), which agrees to borrow, in accordance with the following terms and conditions, in addition to those as outlined in the loan documents.

Borrower: Associated Grocers of Maine Inc.

Loan Amount: $6,500,000

Purpose: Working Capital (replace existing Line of Credit)

Term: One year Interest monthly

6.50
-1.00
5.50

√ **OPTION #1 Rate:** Index Rate (currently 6.0 %) minus 1% adjusted daily as announced from time to time by Bank.

Index Rate: The Index Rate of Interest on this loan shall be the New York Prime Rate. Said "New York Prime Rate" means the prime rate or base rate published in *The Wall Street Journal* on the above said adjustment dates or, if a weekend or holiday, on the business day thereafter under the heading presently titled "Money Rates--Prime Rate" as the "Base Rate on corporate loans at large U.S. money center commercial Banks". If more than one such rate is so published, then the higher of such rates will be used. If *The Wall Street Journal* shall cease publishing such rates, the "Prime Rate" as used herein shall mean the rate announced as such time by the Lender, its successors or assigns on the above said adjustment dates.

OR

no **OPTION #2 Rate** (currently 5.75%) Minus 3/4

% adjusted daily as announced by the Bank.

Interest Rate Index: The Index Rate of Interest on this loan will be GSI Prime so long as GSI Prime is an operative index. If GSI Prime ceases to be an operative Index Rate of Interest, the index will automatically and immediately become the New York Prime Rate. Said "New York Prime Rate" means the prime rate or base rate published in *The Wall Street Journal* on the above said adjustment dates or if a weekend or holiday, on the business day thereafter under the heading presently titled "Money Rates--Prime Rate" as the "Base Rate on corporate loans at large U.S. money center commercial banks." If more than one such rate is so published, then the higher of such rates will be used. If *The Wall Street Journal* ceases publishing such rates, the "Prime Rate" as used herein will mean the rate announced as such time by the Lender, its successors or assigns on the above said adjustment dates.

Payments: All amounts due under this agreement shall be due and payable on the maturity date; notwithstanding, interest shall be payable monthly based on the outstanding daily principal balance each day of each month.

Annual Renewals: Subject to your continued favorable financial condition and compliance with the terms and conditions of the line (in the sole judgement of Bank), this line of credit may be renewed annually.

Default Interest Rate: Bank shall have the right to charge interest, payable on demand, on the unpaid principal balance of the loan at an interest rate of three percent (3%) per annum in excess of the above described interest rate for any period during which Borrower is in default under any document governing or securing the loan.

Late Charge: Borrower shall pay to Bank a late charge of six percent (6%) of any scheduled payment of principal and/or interest which is not paid within thirty (30) days of the date when due.

Security: This loan will be secured with the following assets:

A perfected First security interest in all accounts receivable, inventory, machinery and equipment, furniture and fixtures located at Gardiner ME.

A mortgage on real estate located at 1000 Brunswick Rd. Gardiner ME . The mortgage will provide for the statutory power of sale.

Financial Statements:

Audited financial; statements of Associated Grocers of Maine Inc. annually within 15 days of receipt, prepared by an independent accountant acceptable in all respects to Bank. Quarterly Management Prepared Financial Statements due within 15 days from the end of each fiscal quarter.

Additional Terms:

Borrowing Base Certificate: Borrower agrees to provide a monthly Management Prepared **Borrowing Base Certificate**. (See Sample "**Borrowing Base Certificate**" attached to this Commitment Letter.) Said Borrowing Base Certificate shall be received by the Bank no less than 13 times per year, and no later than 15 days from the end of each of the fiscal periods . Borrower agrees to limit draws on this Line of Credit such that, at no time, shall the Line of Credit Balance exceed 80% of the Accounts Receivable and 50% of Inventory..

Financial Covenants: Borrower will at all times comply with each of the following financial tests, all as determined in accordance with generally accepted accounting principals consistently applied. These covenants will be monitored by Bank's analysis of the Borrower's management-prepared and accountant-prepared financial statements.

(A) Capital Expenditures - Borrower will not in any fiscal year acquire, make or incur any obligation to acquire any real estate, machinery, equipment, fixtures, furniture or other fixed assets by purchase, the aggregate cost for which is in excess of Five-Hundred Thousand and 0/100 Dollars ($500,000.) or in excess of the expenditures approved by the Bank under the Capital Budget, if any.

(B) Debt Service Coverage (DSC) - Borrower's DSC will not be less than 1.2 times. DSC will be determined by adding the net income, depreciation, amortization and interest expense, subtracting any non-financed capital expenditures and dividing the result by the annualized principal and interest payments.

(C) Debt to Net Worth Ratio (D/W) - Borrower will maintain a D/W of not greater than 10X. The D/W will be determined by dividing the total liabilities by the total net worth.

(D) Net Working Capital - Borrower will maintain a minimum positive net working capital of $3.5 Million . ($3,500,000). Net working capital will be determined by subtracting total current liabilities from total current assets.

(E) Current Ratio - Borrower will maintain a minimum current ratio of 1 to 1. The current ratio will be determined by dividing total current assets by total current liabilities.

(F) Assumption of Others' Liabilities - Borrower/Guarantor will not assume any liability or obligation of another party without the prior written permission of Bank.

(G) Restrictions on Officers' Compensation, Dividends and/or Other Withdrawals -
N/A

(H) Sale of Fixed Assets - Borrower/Guarantor will not dispose of any fixed assets with a value exceeding Twenty Five Thousand and 00/100 Dollars ($25,000) without the prior written permission of Bank.

(I) Sale, Merger or Consolidation of Business - Borrower/Guarantor will not enter into any business plan or other agreement that may result in the sale, merger or consolidation of the present entity, or any other business relationship that may have a significant impact on the

present entity, without the prior written permission of Bank.

Deposit Relationship: Borrower will open its operating checking account at Bank.

Merchant Account Relationship: Borrower will open its Merchant Bank Card account at Bank.

Additional Documents Needed At This Time:

This Commitment is subject also to the Acceptance by the Borrower of additional Commitments Issued by the Bank on or about this date:

1.)$5,900,000 Construction/Term Mortgage.
2.)$2,000,000 Revolving Equipment Line.

Other Conditions:

1. Borrower will pay all reasonable out-of-pocket cost and expenses incurred by Bank in connection with the proposed loan and financing arrangement. This will include, but will not be limited to, attorneys' fees, lien search fees, environmental audit fees. and appraisal fees. These fees will be paid by the borrower whether or not the transaction contemplated herein is closed.

2. Borrower shall execute such further documents to secure the loan transaction contemplated hereunder as counsel for Bank shall determine necessary or advisable in the interest of Bank.

3. Borrower will provide evidence of its organization, existence, legal good standing, and authority to enter into said transactions as may be required by Bank or its counsel.

4. Any business conducted by the borrower shall have all licenses, permits and approvals to operate, including any appropriate environmental approvals prior to loan closing.

5. All collateral shall be kept in good repair, and all taxes and municipal assessments thereon, shall be paid when due.

6. Hazard and public liability insurance coverage shall be required on all tangible assets listed in the "Security" section of this Commitment Letter. Bank shall be named mortgagee/loss payee on the hazard policy. The amount of hazard insurance must be equal to the replacement value of the collateral. Prior to loan closing Borrower must provide proof of insurance coverage. This can be in the form of an insurance binder. The binder or policy(ies) must state the following: Gardiner Savings Institution, FSB ISAOA ATIMA, 190 Water Street, P.O. Box 190, Gardiner, Maine 04345.

7. Flood Insurance is required on real estate property identified as being located in a Flood Hazard Area. This insurance is mandated by the federal government and obtained through your local insurance agency. Bank will notify you if this requirement applies.

8. Bank, at its option, may apply the loss proceeds of any insurance settlement, either in whole or in part, after deducting all costs of collection including reasonable attorney's fees, in payment of the indebtedness secured, whether due or not, or to reconstruction, restoration, or repair of the property.

9. If the Security section above includes a real estate mortgage, then Bank will be given as security a mortgage which will create a valid first mortgage on the real estate being pledged with good and merchantable title. **Title to the property will be certified by Yankee Title Co., a subsidiary of Gardiner Savings Institution, FSB.**

10. A default in any outstanding loan by Borrower to Bank or to any financial institution will be considered as a default in all loans.

11. Borrower will not transfer title or beneficial ownership of the collateral without the written permission of Bank. Either of the foregoing events without the written permission of Bank will be considered a default and will result in the loan and mortgage and/or security agreement coming immediately due and payable.

12. Borrower will not cause or permit to exist any environmental problems from its business activities and will, at all times, maintain compliance with all applicable Federal, State, and Local environmental and Land Use Laws and Regulations, including, but not limited to, those provisions related to fuel and chemical storage tanks.

13. Title in fee simple to the property to be mortgaged will be evidenced by title insurance issued by a company satisfactory to the Bank, naming Bank as insured. The title insurance policy will provide for survey coverage.

14. Borrower will promptly notify Bank of any change in the environmental status from that previously supplied to Bank. Further, Borrower will promptly notify Bank of the commencement of any State, Federal, or Private Environmental or Land Use investigation or enforcement proceeding or threat thereof.

15. Borrower and Guarantor(s) agree to indemnify and hold Bank harmless from liability or loss arising out of violations of any applicable environmental laws or regulations, except insofar as the violation was the result of independent action taken by Bank.

16. No loan commitment given by Bank to Borrower shall be assignable by Borrower.

17. Any additions, deletions, substitutions, or changes in this Agreement must be documented in writing and signed.

18. Borrower must certify to Bank prior to closing, status of any actions, suits, proceedings, or investigations, now pending or to the knowledge of Borrower threatened against or affecting Borrower and/or Guarantor(s).

The rate and terms of this commitment (and all existing commitments) are in express reliance on the maintenance of the operating checking account of Associated Grocers of Maine Inc. and on your continuing compliance with the terms and conditions of this commitment and all loan documents. If, for any reason, this relationship changes, Bank specifically reserves the

right to review and modify the rate and terms committed.

This commitment was approved on the basis of information and financial data furnished by Borrower and Guarantor(s), and is extended subject to and conditioned on there being no material adverse change in the financial condition of Borrower or Guarantor(s) and no substantive changes in Government Regulations or Monetary Policy. In the event of such material adverse change, in the sole opinion of Bank, the right is reserved to terminate this Commitment.

To the extent that the terms and conditions as stated herein are not incorporated into the loan documents, this letter will survive the loan closing and will govern our relationship while the loan herein, together with the interest and fees, remain outstanding.

Under Maine law, no promise, contract, or agreement to lend money, extend credit, forbear from collection of a debt, or make any other accommodation for the repayment of a debt for more than $250,000 may be enforced in court against Bank unless the promise, contract or agreement is in writing and signed by Bank. Accordingly, Borrower cannot enforce any oral promise unless it is contained in a loan document signed by Bank, nor can any change, forbearance, or other accommodation relating to the loan, this agreement or any other loan document be enforced, unless it is in writing signed by Bank. Borrower also understands that all future promises, contracts, or agreements of Bank relating to any other transaction between Borrower and Bank cannot be enforced in court unless they are in writing signed by Bank.

If the terms and conditions as herein stated are satisfactory to you, please sign and return the original of this letter signifying your acceptance and return the original no later than June 15, 2005 as your authorization for Bank to proceed with the preparation of the necessary loan documentation. You may keep a copy for your files. Unless otherwise extended, this commitment expires at the above date, if not closed by July 31, 2005.

Sincerely,



Randall J. Clark
Sr. Vice President

ACCEPTED:

Associated Grocers of Maine Inc.



Ronald A. Cloutier CFO

6/23/05
Date

SECURITY AGREEMENT
(Chattel Mortgage)

THIS AGREEMENT, made this **13th** day of **September, 2005**, under the laws of the United States of America,

BETWEEN, Associated Grocers of Maine, Inc., herein collectively called the Debtor of **Gardiner, Maine**, and **GARDINER SAVINGS INSTITUTION, FSB,** a federally chartered savings bank, herein called the Secured Party whose address is: 190 Water Street, P.O. Box 190, Gardiner, Maine, 04345,

WITNESSETH:

To secure the payment of an indebtedness in the amount of **$6,500,000.00** with interest, payable as follows:

In accordance with the terms of a
certain Promissory Note from **Associated Grocers of Maine, Inc.**
of even or near date herewith

and also to secure any other indebtedness or liability of the Debtor to the Secured Party direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, including all future advances or loans which may be made at the option of the Secured Party, (all hereinafter called the "obligations") Debtor hereby grants and conveys to the Secured Party a security interest in, and mortgages to the Secured Party,

a. the property described in the Schedule herein, which the Debtor represents, will be used primarily

______ for personal, family or household purposes
______ in farming operations
XX___ in business or other use

b. all property, goods and chattels of the same classes as those scheduled, acquired by the Debtor subsequent to the execution of this agreement and prior to its termination. (If the property described in the Schedule is for personal, family or household purposes then no security attaches under this section b. unless the debtor acquires rights in them within ten days after the Secured Party gives value.)

c. all proceeds thereof, if any.

d. all substitutions, replacements and accessions thereto (the foregoing a., b., c., and d. hereinafter called the collateral).

1. DEBTOR WARRANTS, COVENANTS AND AGREES AS FOLLOWS:

PAYMENT la To pay and perform all of the obligations secured by this agreement according to their terms.

DEFEND TITLE 1b To defend the title for the collateral against all persons and against claims and demands whatsoever, which collateral, except for the security interest granted hereby and other security interest granted to secured party, is lawfully and owned by the Debtor and is now free and clear of any and all liens, security interests, claims, charges, encumbrances, taxes and assessments except as may be set forth in the schedule.

ASSURANCE OF TITLE 1c On demand of the Secured Party to do the following: furnish further assurance of title, execute any written agreement or do any other acts necessary to effectuate the purposes and provisions of this agreement, execute any instrument or statement required by law or otherwise in order to perfect, continue or terminate the security interest of the Secured Party in the collateral and pay all costs of filing in connection therewith.

POSSESSION 1d To retain possession of the collateral during the existence of this agreement and not to sell, exchange, assign, loan, deliver, lease, mortgage or otherwise dispose of same without the written consent of the Secured Party.

LOCATION 1e To keep the collateral at the location specified in the schedule and not to remove same (except in the usual course of business for temporary periods) without the prior written consent of the Secured Party.

LIENS 1f To keep the collateral free and clear of all liens, charges encumbrances, taxes and assessments.

TAXES 1g To pay, when due, all taxes, assessments and license fees relating to the collateral.

REPAIRS 1h To keep the collateral, at Debtor's own cost. and expense, in good repair and condition and not to misuse, abuse, waste or allow to deteriorate except for normal wear and tear and to make same available for inspection by the Secured Party at all reasonable times.

INSURANCE 1i Debtor shall keep the Premises (including all building, improvements and fixtures) insured against loss or damage by fire, the perils against which insurance is afforded by the Extended Coverage Endorsement with vandalism and malicious mischief endorsements, and such other risks and perils as Secured Party may require from time to time, including, without limitation, insurance against flood damage if the Premises are in a flood hazard area. The policy or policies of such insurance shall be in such form and shall be in such amounts as shall comply with all coinsurance requirements of such policies, and as Secured Party may reasonably require, shall be issued by a company or companies licensed to do business in Maine by the Maine Superintendent of Insurance and approved by Secured Party, and shall provide for Secured Party as mortgagee/loss payee and shall provide at least 10 days' notice of nonrenewal, cancellation or change of coverage to Secured Party. Whenever required by Secured Party, a duplicate copy of such policies or other reasonable proof of insurance shall be delivered immediately to Secured Party. Notwithstanding anything to the contrary which may be contained herein or in the Loan Documents, Debtor and Secured Party agree that all proceeds of fire and extended coverage insurance and proceeds of other policies insuring against other risks and perils as the Secured Party may have required of Debtor or its contractors, architects, or engineers, and all sums received in settlement of losses insured thereby, and all judgments, awards of damage and settlements made as a result of or in lieu of any taking of the Premises or any part thereof under the power of eminent domain or condemnation, including any other awards of sums paid as a result of any government's actions pertaining to or affecting any part of or the use of the Premises and paid to the Secured Party pursuant to the terms and provisions of this Mortgage, or paid to Debtor, whether or not jointly with Secured Party, shall in the first instance be endorsed, paid and delivered by Debtor to Secured Party, so that Secured Party may hold such sums and make the same available for repair, replacement, rebuilding or restoration which shall be undertaken by Debtor; provided (a) that this mortgage, all instruments secured hereby, and all other Loan Documents are. and shall continue to be not in default beyond any grace period, allowed for the curing of any default, (b) that Secured Party shall have first approved all plans, drawings, and specifications for the work to be done, and shall have approved all engineers and contractors who are to furnish services for the work, and (c) that all such sums shall be held by Secured Party at no interest and shall be disbursed to or for the account of Debtor pursuant to the terms of a contraction loan agreement, the terms of which are approved by Secured Party. In particular, the Secured Party may require Debtor to pay, or cause to be paid, to Secured Party on demand and before further restoration funds are advanced, additional funds should restoration and related costs to finish the restoration, in the sole judgment of Secured Party, exceed restoration funds then held by Secured Party therefor. If any one or more of the foregoing terms or conditions are not fulfilled, then Debtor agrees that Secured Party may apply all or part of such sums to the Obligations in such manner as Secured Party may, in its sole discretion, elect,

or at the option of the Secured Party the sums so received or any part thereof may be released; provided, however, Secured Party, may in its discretion, waive any or all of the foregoing terms and conditions. The exercise of any such rights by Secured Party and disposition of such funds by Secured Party shall not constitute a waiver of foreclosure for breach of this Mortgage. Upon foreclosure of this Mortgage or other acquisition of the Premises or any part thereof by Secured Party, all such policies shall become the absolute property of Secured Party, but receipt of any insurance proceeds and any disposition of the same by Secured Party shall not constitute a waiver of any rights of Secured Party, statutory or otherwise, and specifically shall not constitute a waiver of the right of foreclosure by Secured Party in the event of Default or failure of performance by Debtor of any of the Obligations.

LOAN USE OF PROCEEDS 1j If this agreement is security for a loan to be used to pay a part of all of the purchase price of the collateral; to use the proceeds of the loan to pay the purchase price, filing fees and insurance premiums. The Secured Party however, may pay the proceeds directly to the seller of the collateral.

CHANGE OF ADDRESS 1k To immediately notify the Secured Party in writing of any change in or discontinuance of Debtor's place or- places of business and/or residence.

AFFIXED TO REALTY 1l That if the collateral has been attached to or is to be attached to real estate, a description of the real estate and the name and address of the record owner is set forth in the schedule herein; if the said collateral is attached to real estate prior to the perfection of the security interest granted hereby, Debtor will not demand of the Secured Party furnish the latter with a disclaimer or disclaimers, signed by all persons having an interest in the real estate, or any interest in the collateral which is prior to Secured Party's interest.

2. GENERAL PROVISIONS:

NOTES 2a Notes, if any, executed in connection with this agreement, are separate instruments and may be negotiated by Secured Party without releasing Debtor, the collateral, or any guarantor or co-maker. Debtor consents to any extension of time of payment. If there be more than one Debtor, guarantor or co-maker of this agreement or of notes secured hereby, the obligation of all shall be primary, joint and several.

NON-WAIVER 2b Waiver or acquiescence in any default by the Debtor, or failure of the Secured Party to insist upon strict performance by the Debtor of any warranties or agreements in this security agreement, shall not constitute a waiver of any subsequent or other default or failure.

NOTICES 2c Notices to either party shall be in writing and shall be delivered personally or mail addressed to the party at the address herein set forth or otherwise designated in writing.

LAW APPLICABLE 2d The Uniform Commercial Code shall govern the rights, duties and remedies of the parties and any provisions herein declared invalid under any law shall not invalidate any other provision of this agreement.

DEFAULT 2e The following shall constitute a default by Debtor:

non-payment Failure to pay the principal or any installment of principal or of interest on the indebtedness or any notes within thirty (30) days of due date.

violation Failure by Debtor to comply with or perform any provision of this agreement.

misrepresentation False or misleading representations or warranties made or given by Debtor in connection with this agreement.

levy Subjection of the collateral to levy of execution or other judicial process.

insolvency Commencement of any insolvency proceeding by or against the Debtor or of any guarantor of or surety for the Debtor's obligations.

death Death of the Debtor or of any Guarantor of or surety for the Debtor's obligations.

impairment of security Any material reduction in the value of the collateral or any act of the Debtor which materially imperils the prospect of full performance or satisfaction of the Debtor's obligations herein.

opportunity to cure Nonperformance/Cure: If the Debtor violates any covenant or fails to perform any obligation provided in this Security Agreement, the Debtor's said Promissory Note (other than said payment provisions), or any other documents relating to or securing the Debtor's indebtedness to the Secured Party, and such violation continues for thirty (30) days after written notice thereof from the Secured Party, unless it appears, in the Secured Party's sole discretion, that the Debtor is diligently pursuing an action/activity to cure said violation and such cure is obtainable in a reasonable time period.

REMEDIES ON DEFAULT 2f

acceleration

Upon any default of the Debtor and at the option of the Secured Party, the obligations secured by this agreement shall immediately become due and payable in full without notice or demand and the Secured Party shall Have all the rights, remedies and privileges with respect to repossession, retention and sale of the collateral and disposition of the proceeds as are accorded to a Secured Party by the applicable sections of the Uniform Commercial Code respecting "Default", in effect as of the date of this Security Agreement.

attorneys' fees, etc.

Upon any default, the Secured Party's reasonable attorneys' fees and the legal and other expenses for pursuing, searching for, receiving, taking, keeping, storing, advertising, and selling the collateral shall be chargeable to the Debtor.

deficiency

The Debtor shall remain liable for any deficiency resulting from a sale of the collateral and shall pay any such deficiency forthwith on demand.

monies advanced

If the Debtor shall default in the performance of any of the provisions of this agreement on the Debtor's part to be performed, Secured Party may perform same for the Debtor's account and any monies expended in so doing shall be chargeable with interest to the Debtor and added to the indebtedness secured hereby.

seizure

In conjunction with, addition to or substitution for those rights, Secured Party, at its discretion, may: (1) enter upon Debtor's premises peaceably by Secured Party's own means or with legal process and take possession of the collateral, or render it unusable, or dispose of the collateral on the Debtor's, premises and the Debtor agrees not to resist or interfere; (2) require Debtor to assemble the collateral and make it available to the Secured Party at a at a place to be designated by the Secured Party, reasonably convenient to both parties (Debtor agrees that the Secured Party's address as set forth above is a place reasonably convenient for such assembling); (3) unless the collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Secured Party will give Debtor reasonable notice of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition thereof is to be made. The requirements of reasonable notice will be met if such notice is mailed, postage prepaid, to the address of the Debtor shown above, at least three days before the time of sale or disposition.

assembling collateral

notice of sale

2g Secured Party may assign this agreement and if assigned the assignee shall be entitled, upon notifying the Debtor, to performance of all of Debtor's obligations and agreements hereunder and the assignee shall be entitled to all of the rights and remedies of the Secured Party hereunder.

FINANCING STATEMENT 2h The Secured Party s hereby authorized to file a Financing Statement.

CAPTIONS 2j The Captions are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope of this agreement nor the intent of any provision thereof.

The terms, warranties and agreements herein contained shall bind and inure to the benefit of the respective parties hereto, and their respective legal representatives, successors and assigns.

The gender and number used in this agreement are used as a reference term only and shall apply with the same effect whether the parties are of the masculine or feminine gender, corporate or other form, and the singular shall likewise include the plural.

This agreement may not be changed orally.

IN WITNESS WHEREOF, the parties have respectively signed and sealed these presents the day and year first above written

Associated Grocers of Maine, Inc.

______________________________ BY:______________________________

Witness Ronald Cloutier, CFO

SCHEDULE

Describe items of collateral, the address where each item will be located and describe any prior liens, etc., and the amounts due thereon. If items are crops or goods affixed or to be affixed to real estate describe the real estate and state the name and address of the owner of record thereof.

Items Location

A security interest and Assignment of Leases and Rents on land and buildings located at **1000 Brunswick Avenue, Gardiner, Maine 04345**

A security interest in any and all accounts and accounts receivable and general intangibles of **Associated Grocers of Maine, Inc.** including but not limited to trade names, trade marks, service marks, patents, copyrights, now owned or hereafter acquired and wherever located. Also a security interest in any and all tangible property and intangible property of **Associated Grocers of Maine, Inc.**, including but not limited to consumer goods, inventory, machinery and equipment, instruments, documents, chattel paper, and general intangible now owned or hereafter acquired and wherever located and the proceeds thereof and fixtures and accession thereto; whether any of the foregoing is owned now or acquired later; all accession, additions, replacements, and substitutions relating to any of the foregoing; all records of any kind relating to any of the foregoing; all proceeds relating to any of the foregoing (including insurance, general intangibles and accounts proceeds).

MORTGAGE AND SECURITY AGREEMENT
WITH POWER OF SALE

KNOW ALL MEN BY THESE PRESENTS, that, **Associated Grocers of Maine, Inc.**, a Maine corporation with a place of business in **Gardiner**, County of **Kennebec**, State of **Maine**, (hereinafter called "Borrower"), for consideration paid, the receipt and sufficiency of which is hereby acknowledged, do hereby GIVE, GRANT, BARGAIN, SELL, ASSIGN and CONVEY unto **GARDINER SAVINGS INSTITUTION, FSB**, a Maine banking corporation with a place of business in Gardiner, County of Kennebec, State of Maine, (hereinafter called "Lender"), its successors and assigns forever, to secure the payment of **Six Million Five Hundred Thousand Dollars and 00/100 ($6,500,000.00)** with interest and other charges, as applicable, in accordance with the terms and conditions of a Promissory Note(s) of substantially even date herewith given by Borrower to Lender, and any renewals or extensions thereof, and to secure other obligations, all as hereafter set forth, certain real estate with all the buildings and improvements thereon situated at **1000 Brunswick Avenue, Gardiner, Maine 04345** , and all easements and rights appurtenant thereto, all more particularly described in Exhibit "A" attached hereto (the "Premises") together with all building materials and supplies and all other tangible personal property intended for use in construction of buildings and other improvements on said premises, now and hereafter owned by the Borrower and now affixed and to be affixed, or now and hereafter located upon said land.

Also conveying and granting hereby as part of the realty and as property mortgaged hereunder, all of the following articles owned by Borrower now and hereafter on the above described premises or used or intended to be used exclusively in connection therewith: All plumbing, heating, lighting, refrigerating, ventilating and air conditioning apparatus and equipment, garbage incinerators and receptacles, elevators and elevator machinery, boilers, tanks, motors, sprinkler and fire extinguishing systems, door bell and alarm systems, screens, awnings, screen doors, storm and other detachable windows and doors, mantels, built in cases, counters, trees, hardy shrubs and perennial flowers, and other equipment, machinery, furniture and furnishings, fixtures and articles of personal property now and hereafter owned by Borrower and now and hereafter affixed to, placed upon or used in connection with the operation of said premises for business and commercial purposes, and all other purposes whether or not included in the foregoing enumeration, together with cash proceeds and non cash proceeds of all of the foregoing and of all of the following, all of which are covered by this Mortgage, whether or not such property is subject to prior conditional sales agreements, chattel mortgages or other liens, excepting inventory and personal property to be consumed or sold in the normal course of business of Borrower. If the lien f this mortgage on any fixtures or personal property be subject to a conditional sales agreement or chattel mortgage covering such property, then in the event of any default hereunder all the rights, title and interest of the Borrower in and to any and all deposits made thereon or therefore are hereby assigned to Lender, together with the benefit of any payments now or hereafter made thereon. There are also transferred, set over and assigned to Lender, its successors and assigns hereby all conditional sales agreements, leases and use

agreements of machinery, equipment and other personal property of Borrower in the categories hereinabove set forth under which Borrower agrees to execute and deliver to Lender specific separate assignments thereof to Lender of such leases and agreements when requested by Lender; and nothing herein shall obligate Lender to perform any obligations of Borrower under such leases or agreements, unless it so chooses, which obligations Borrower hereby covenants and agrees to well and punctually perform.

As further security for payment of the indebtedness and performance of the obligations, covenants and agreements secured hereby, Borrower hereby transfers, sets over and assigns to Lender all rents, profits, revenues, royalties, bonuses, rights and benefits under any and all leases or tenancies now existing or hereafter created of the Premises or any part thereof, and all rights against any guarantors of any leases with the right to receive and apply the same to said indebtedness, and Lender may demand, sue for and recover such payments, but shall not be required to do so; provided, however, that so long as Borrower is not in default hereunder, the right to receive and retain such rents, issues and profits is reserved to Borrower. To carry out the foregoing, Borrower agrees (1) to execute and deliver to Lender such conditional assignments of leases and rents applicable to the mortgaged premises as the Lender may from time to time request, while this mortgage and the debt secured hereby are outstanding, and further (2) not to cancel, accept a surrender of, reduce the rentals under, anticipate any rentals under, or modify letting thereof, in whole or in part, without Lender's written consent. Nothing herein shall obligate the Lender to perform the duties of the Borrower as landlord or lessor under any such leases or tenancies, which duties Borrower hereby covenants and agrees to well and punctually perform.

Receipt of rents, awards, and any other moneys or evidences thereof, pursuant to the provisions of the foregoing paragraph and any disposition of the same by Lender shall not constitute a waiver of the right of foreclosure by Lender in the event of default or failure of performance by Borrower of any covenant or agreement contained herein or the indebtedness secured hereby.

Together with all funds now and hereafter held in escrow by Lender including any tax and insurance escrows.

The granting of a security interest in proceeds shall not be deemed evidence of consent by Lender to the sale, encumbrance, transfer or other disposition of collateral, and Borrower shall not sell, encumber, transfer or otherwise dispose of the same, other than in the usual course of business.

TO HAVE AND TO HOLD the aforegranted and bargained premises, with all the privileges and appurtenances thereof, to Lender, its successors and assigns, to its and their use and behoof forever; **PROVIDED, NEVERTHELESS**, that if Borrower pays to Lender the sum of **Six Million Five Hundred Thousand Dollars and 00/100 DOLLARS ($6,500,000.00)** with interest thereon

and other charges, if applicable, in accordance with all the terms and conditions of a certain promissory note of even or near date herewith signed and given by Borrower to Lender, and other provisions hereof, as said promissory note of even or near date herewith may be renewed, extended, modified and replaced, from time to time, and until such payment performs all of Borrower's obligations, covenants and agreements and Security Agreement, as also said certain promissory note, shall be void, otherwise shall remain in full force.

Borrower covenants and agrees with Lender as follows:

1. **TITLE**. Borrower is lawfully seized of an indefeasible estate in fee simple, free from encumbrances, except easements and covenants of record as of the date hereof and as may have been specifically noted herein, or in Exhibit "A" attached hereto, and has good right and power to convey the Premises to Lender to hold as aforesaid, and that Borrower shall and will Warrant and Defend the same to Lender forever against the claims and demands of all persons, except as aforesaid.

2. **PAYMENTS**. Borrower shall pay all sums secured hereby when due.

3. **TAXES, LIENS, ETC**. Borrower shall pay, when due, all taxes and assessments of every type or nature levied or assessed against the Premises and any claim, lien or encumbrance against the Premises which may be or become prior to this Mortgage.

4. **INSURANCE**. Borrower shall keep the Premises (including all building, improvements and fixtures) insured against loss or damage by fire, the perils against which insurance is afforded by the Extended Coverage Endorsement with vandalism and malicious mischief endorsements, and such other risks and perils as Lender may require from time to time, including, without limitation, insurance against flood damage if the Premises are in a flood hazard area. The policy or policies of such insurance shall be in such form and shall be in such amounts as shall comply with all coinsurance requirements of such policies, and as Lender may reasonably require, shall be issued by a company or companies licensed to do business in Maine by the Maine Superintendent of Insurance and approved by Lender, and shall provide for Lender as mortgagee/loss payee and shall provide at least 10 days' notice of nonrenewal, cancellation or change of coverage to Lender. Whenever required by Lender, a duplicate copy of such policies or other reasonable proof of insurance shall be delivered immediately to Lender. Notwithstanding anything to the contrary which may be contained herein or in the Loan Documents, Borrower and Lender agree that all proceeds of fire and extended coverage insurance and proceeds of other policies insuring against other risks and perils as the Lender may have required of Borrower or its contractors, architects, or engineers, and all sums received in settlement of losses insured thereby, and all judgments, awards of damage and settlements made as a result of or in lieu of any taking of the Premises or any part thereof under the power of eminent domain or

condemnation, including any other awards of sums paid as a result of any government's actions pertaining to or affecting any part of or the use of the Premises and paid to the Lender pursuant to the terms and provisions of this Mortgage, or paid to Borrower, whether or not jointly with Lender, shall in the first instance be endorsed, paid and delivered by Borrower to Lender, so that Lender may hold such sums and make the same available for repair, replacement, rebuilding or restoration which shall be undertaken by Borrower; provided (a) that this mortgage, all instruments secured hereby, and all other Loan Documents are and shall continue to be not in default beyond any grace period allowed for the curing of any default, (b) that Lender shall have first approved all plans, drawings, and specifications for the work to be done, and shall have approved all engineers and contractors who are to furnish services for the work, and (c) that all such sums shall be held by Lender at no interest and shall be disbursed to or for the account of Borrower pursuant to the terms of a contraction loan agreement, the terms of which are approved by Lender. In particular, the Lender may require Borrower to pay, or cause to be paid, to Lender on demand and before further restoration funds are advanced, additional funds should restoration and related costs to finish the restoration, in the sole judgment of Lender, exceed restoration funds then held by Lender therefore. If any one or more of the foregoing terms or conditions are not fulfilled, then Borrower agrees that Lender may apply all or part of such sums to the Obligations in such manner as Lender may, in its sole discretion, elect, or at the option of the Lender the sums so received or any part thereof may be released; provided, however, Lender, may in its discretion, waive any or all of the foregoing terms and conditions. The exercise of any such rights by Lender and disposition of such funds by Lender shall not constitute a waiver of foreclosure for breach of this Mortgage. Upon foreclosure of this Mortgage or other acquisition of the Premises or any part thereof by Lender, all such policies shall become the absolute property of Lender, but receipt of any insurance proceeds and any disposition of the same by Lender shall not constitute a waiver of any rights of Lender, statutory or otherwise, and specifically shall not constitute a waiver of the right of foreclosure by Lender in the event of Default or failure of performance by Borrower of any of the Obligations

5. **STRUCTURAL CHANGES**. Borrower (i) shall not remove or demolish nor alter the design or structural character of any building now or hereafter erected upon the premises unless the Lender shall first consent thereto in writing, which consent shall not be unreasonably withheld, condition or delayed; (ii) shall maintain the premises in good condition and repair; (iii) shall not commit or suffer waste thereof; (iv) shall comply with all laws, ordinances, regulations, covenants, conditions and restrictions affecting the Premises and will not suffer or permit any violation thereof.

6. **BORROWER'S OBLIGATIONS (Payments)**. If Borrower fails to defend against or pay any claim, lien or encumbrance which is alleged to be prior to this Mortgage or when due, any tax or assessment (taxes or assessments shall not be deemed due during any challenge of

the same, prosecuted in accordance with applicable law.), or insurance premium, or to keep the Premises in repair, or shall commit or permit waste, or if there be commenced any action or proceeding affecting the premises or the title thereto, and Borrower shall fail to defend same then Lender, at its option, and in the event such failure of Borrower constitutes a default hereunder or under any of the Loan Documents, may pay said claim, lien, encumbrance, tax assessment or premium, with right of subrogation thereunder, may procure such abstracts or other evidence of title as it deems necessary, may make such repairs and take such steps as it deems advisable to prevent or cure such waste, and may appear in any action or proceeding and retain counsel therein, and take such action therein as Lender deems advisable, and for any of said purpose Lender may advance such sums of money as it deems necessary. Lender shall have no responsibility with respect to the legality, validity and priority of any such claim, lien, encumbrance, tax, assessment and premium, and of the amount necessary to be paid in satisfaction thereof, Borrower shall pay to Lender, immediately and without demand, all sums of money advanced by Lender pursuant to this paragraph, together with interest on each such advancement at a rate of interest that is one percent (1%) per annum greater than the interest rate per annum required by said promissory note of even date secured hereby, and all such sums and interest thereon shall be secured hereby.

7. **EVENTS OF DEFAULT**. All or any one of the following, or any combination thereof, not cured within any applicable cure period, shall be considered an "event of default":

a. **Nonpayment**. If the Borrower fails to pay within five days of when due any amount due pursuant to this mortgage deed or the Borrower's said promissory note;

b. **Nonperformance**. Not withstanding anything in the Loan Documents to the contrary, if the Borrower violates any covenant or fails to perform any obligation provided in this mortgage deed, the Borrowers said promissory note, or any other documents relating to or securing the Borrower's indebtedness to the Lender (herein, the "Loan Documents"), and such violation or failure continues for thirty days after written notice thereof from the Lender, unless it appears that the Borrower has commenced to cure such violation or failure in good faith and has diligently continued to pursue such curing, but has been unable to complete the same due within said thirty days to the nature of the violation or failure;

c. **Financial Instability**. If the Borrower files a petition for bankruptcy, makes an assignment for the benefit of creditors, or is adjudicated a bankrupt or insolvent, or if a petition is filed in a court of competent jurisdiction seeking to have the Borrower so adjudicated or seeking the appointment of a trustee, receiver, guardian, or conservator of the Borrower and such petition is not dismissed within sixty days, or if Lender in any other way reasonably believes the prospects for payment of the Borrower's indebtedness have been significantly impaired.

d. **Misuse of Property**. If the Lender reasonably believes the property to be in danger of misuse or confiscation, or that the Borrower has endangered the safety or integrity of the property;

e. **Loss of Security**. If the lender determines based on appraisal that the value of the Lender's interest in the property is less than the amount of the Borrower" indebtedness to the Lender; or

f. **Judicial Proceeding**. If any judicial or administrative proceeding is commenced against the property or the Borrower which might materially and adversely affect the Lender's interest in the property, and such proceeding is not dismissed within sixty days or the Borrower does not bond or provide other indemnification satisfactory to the Lender against an adverse result.

8. **REMEDIES**. In the event of and event of default, the Lender may pursue any or all or any combination of the following remedies, concurrently or serially.

a. **Acceleration**. The Lender may accelerate the maturity of the Borrower's indebtedness pursuant to this mortgage deed and the Borrower's said promissory note and demand immediate payment thereof in full.

b. **Foreclosure**. The Lender may foreclose the Borrowers equity of redemption by any method now available or which later becomes available to mortgagees under Maine law.

c. **Possession**. The Lender may enter into and upon the property, take possession thereof, and collect the rents and profits therefrom, or the Lender may seek the appointment of a receiver for this purpose.

d. **Partial Payments**. The Lender may accept partial payments of the Borrowers indebtedness and may apply to the Borrower's indebtedness any of the Borrower's funds or any rents or profits from the property, and such acceptance or application of funds shall not be considered to waive any of the Lenders remedies, including especially the Lender's right to commence foreclosure proceedings or to continue foreclosure proceedings already commenced.

e. **Documents**. The Lender may, take or retain possession and shall become the owner of any and all documents, records, plans, surveys, title opinions, title abstracts, title information, and insurance policies relating to the property.

f. **Other Remedies**. The Lender may exercise or pursue any other remedy available to the Lender at law or in equity.

9. **FUTURE ADVANCES**. Upon request of Borrower, Lender may, at its sole option, from time to time before full payment of all indebtedness secured hereby, make further advances to Borrower, provided, however, that the total principal secured hereby and remaining unpaid, including any such advances shall not at any time exceed **Six Million Five Hundred Thousand Dollars and 00/100 DOLLARS ($6,500,000.00)**. Borrower shall execute and deliver to Lender a note evidencing each and every such further advance, which Lender may make, and such note or notes shall contain such terms and conditions as Lender may require. Borrower shall pay when due all such further advances with interest and other charges thereon, as applicable, and the same, and each note evidencing the same, shall be secured hereby. All provisions of this mortgage shall apply to each further advance as well as to all other indebtedness secured hereby. Nothing herein contained, however, shall limit the amount secured by this mortgage if such amount is increased by advances made by Lender, as herein elsewhere provided for to protect the security. The word "Borrower" as used in this paragraph includes any successor in ownership of the premises.

10. **WAIVER**. No delay by Lender in exercising any right or remedy hereunder, or otherwise afforded by law, shall operate as a waiver thereof or preclude the exercise thereof during the continuance of any default hereunder.

11. **LENDER'S RIGHTS**. Without affecting the liability of Borrower or any other person (except any person expressly released in writing) for payment of any indebtedness secured hereby or for performance of any obligation contained herein, and without affecting the rights; of Lender with respect to any security not expressly released in writing, Lender may at any time and from time to time, either before or after the maturity of said note and without notice or consent:

    a. Release any person liable for Payment of all or any part of the indebtedness or for performance of any obligation.

    b. Make any agreement extending the time or otherwise altering the terms of payment of all or any part of the indebtedness, or modifying or waiving any obligation, or subordinating, modifying or otherwise dealing with the lien or charge hereof.

    c. Exercise or refrain from exercising or waive any right Lender may have.

    d. Accept additional security of any kind or the substitution of any kind.

e. Release or otherwise deal with any property, real or personal, securing the indebtedness, including all or any part of the property mortgaged hereby.

12. **INTERVENING CREDITOR**. Any agreement hereafter made by Borrower and Lender pursuant to this Mortgage shall be superior to the rights of the holder of any intervening lien or encumbrance to the extent allowed by law.

13. **MAINTENANCE OBLIGATIONS**. Borrower shall maintain and preserve the parking areas, common areas, passageways and drives, now or hereafter existing on the mortgaged premises, and, without prior written consent of Lender, which shall not be unreasonably withheld, no building or other structure shall be erected thereon and no new buildings or additions to existing buildings shall be erected on the remainder of the Premises herein mortgaged.

14. **SECURITY AGREEMENT**. The borrower further covenants and agrees that this Mortgage shall constitute a security agreement with respect to any and all machinery, equipment, chattels, articles of personal property, and fixtures described and included in this Mortgage, and all additions, accessions, substitutions and replacements thereto and therefore, together with the proceeds thereof, and all of which are hereinafter referred to as the collateral and Borrower hereby grants and conveys to Lender, its successors and assigns, a security interest therein. That upon an event of default of any term, condition or covenant of this Mortgage and acceleration of any indebtedness hereby secured, the Lender may, at its discretion, require the Borrower to assemble the collateral and make it available to the Lender at a place reasonably convenient to both parties to be designated by the Lender.

15. **FINANCIAL INFORMATION**. Borrower, shall maintain full and correct books and records showing in detail the earnings and expenses of the mortgaged premises; will permit the Lender and its representatives to examine said books and records and all supporting vouchers and data at reasonable times upon request by the Lender at the mortgaged premises or at such other place in the city and county in which the mortgaged premises are located as such books and records are customarily kept and shall furnish Lender such other financial information as Lender may require in such time as Lender may reasonably demand.

16. **BORROWERS DEFENSES**. Borrower within seven (7) days upon request in person, or within ten (10) days upon request by mail, shall furnish a duly acknowledged written statement setting forth the amount of the debt secured by this mortgage, and stating either that no offsets or defenses exist against the mortgage debt, or, if such offsets or defenses are alleged to exist, the nature thereof.

17. **HAZARDOUS SUBSTANCES**. The Borrower warrants to the Lender that to the best of Borrowers knowledge the property never has been used, is not now used, and, during the Borrower's ownership, never shall be used for, or in connection with, the generation, storage, use, discharge, transportation, disposal, or treatment of hazardous substances, other than in compliance with law, being substances defined as hazardous by any governmental authority or which may be hazardous to the health and safety of occupants of the property or of surrounding lands. The Borrower further warrants to the Lender that to the best of Borrower's knowledge the property does not contain any hazardous substances in violation of law and that neither the Borrower nor the property is the subject of any ongoing, pending, or threatened investigation, action, or order regarding hazardous substances.

The Borrower shall indemnify the Lender against all loss, damage, cost, and expense whatsoever, whether direct or indirect, which the Lender may incur as a result of any breach of the above warranties, no matter by whom or when occurring. This indemnity includes, but is in no way limited to, reasonable attorneys' fees and costs of investigating, defending, and settling claims.

18. **CONTINUED USE OF PROPERTY**. If at any time the then existing use or occupancy of the mortgaged premise, shall, pursuant to any zoning or other law, ordinance or regulation, be permitted only so long as such use or occupancy shall continue, that Borrower shall not cause or permit such use or occupancy to be discontinued without the prior written consent of the Lender.

19. **ESCROW FOR TAXES, INSURANCE., ETC**. Borrower shall, upon written request therefore by Lender to Borrower, after an event of default, which request may be withdrawn and remade from time to time at the discretion of Lender, pay to Lender on a monthly basis as hereafter set forth a sum equal to the municipal and other governmental real estate taxes, other assessments next due on the real property described in this Mortgage and all insurance premiums next due on the real property described in this Mortgage and all insurance premiums next due for fire and other casualty insurance, required of Borrower hereunder, less all sums already paid therefore, divided by the number of months to elapse (not less than one (1) month) prior to the date when said taxes and assessments will become delinquent and when such premiums will become due. Such sums as estimated by Lender shall be paid with monthly payments due pursuant to the terms of the indebtedness secured by this Mortgage and such sums shall be held at no interest by Lender to pay said taxes, assessments and premiums before the same become delinquent. Borrower agrees that should there be insufficient funds so deposited with Lender for said taxes, assessments and premiums when due, it will upon demand by Lender promptly pay to Lender amounts necessary to make such payments in full; any surplus funds may be applied toward the payment of the indebtedness secured by this Mortgage or credited toward future such

taxes, assessments and premiums; if Lender shall have commenced foreclosure proceedings, the Lender may apply such funds toward the payment of the mortgage indebtedness without causing thereby a waiver of any rights, statutory or otherwise, and specifically such application shall not constitute a waiver of the right of foreclosure hereunder. Borrower hereby assigns to Lender all the foregoing sums so held hereunder for such purposes.

20. **LEASES**. Borrower shall submit to the Lender for Lender's examination and approval in writing prior to the execution, delivery and commencement thereof, all leases, tenancies and occupancies of the premises mortgaged hereby and any part thereof; any such leases, tenancies and occupancies, other than hotel rentals in the ordinary course of business, not so approved, shall not be valid; and Borrower at its cost and expense, upon request of Lender, shall cause any parties in possession of the Premises under any such leases, tenancies and occupancies, not so approved, to vacate the Premises immediately; and Borrower acknowledges that Lender may from time to time at its option enter upon the mortgaged premises and take any other action in court or otherwise to cause such parties to vacate the Premises; the costs and expenses of Lender in so doing shall be paid by Borrower to Lender on demand thereof and shall be part of the indebtedness secured by this mortgage as costs and expenses incurred to preserve and protect the security; such rights of Lender shall be in addition to all its other rights as Mortgagee, including the right of foreclosure, for breach of Borrower in the requirements of this paragraph.

21. **RESTRICTION ON TRANSFER OF TITLE**. It is an additional condition of the Mortgage herein for breach of which foreclosure may be claimed and for breach of which all indebtedness secured hereby may be declared due and payable at once, that Borrower shall not sell, lease (except leases in the ordinary course of the operation of the Premises), convey, assign, mortgage or otherwise transfer the Premises or any interest therein and that title to the within described mortgaged premises or any interest therein and that title to the within described mortgaged premises shall not pass from Borrower by deed, mortgage or operation of law, or from any subsequent title holder, either voluntarily or involuntarily, without prior written consent of Lender. This condition shall continue all indebtedness and obligations secured hereby are satisfied; and permission given or election not to foreclose or accelerate said indebtedness by Lender, its successors or assigns, as to any subsequent such transfer of title as to which this condition shall remain in full force and effect. The term title as used herein shall mean the estate of the Borrower subject to the lien of this Mortgage.

22. **CONTINUING INDEMNITY**. The representations, warranties, and indemnities made by the Borrower and the borrower's liability to the Lender therefore shall not be affected or limited by the provisions of any other document, and they shall survive the discharge or foreclosure of this mortgage and any transfers of title to the property. It is intended that the Lender may

always seek recourse against the Borrower for breach of same or liability arising thereunder resulting in actual harm or loss to Lender after any number of such transfers.

23. **BORROWER'S OTHER OBLIGATIONS**. Borrower shall well and truly perform or cause to be performed, in a punctual manner, all the terms, conditions and agreements that are the obligation of Borrower contained in any mortgage and security agreement which is prior to or subordinate to this Mortgage and Security Agreement, in any future or existing promissory notes secured thereby, in the loan commitment letter for this loan, and in all other loan documentation with respect to the loan secured hereby.

24. **ADJUSTABLE RATE MORTGAGE**. Under the terms and provisions of the promissory note which this Mortgage and Security Agreement secures and under the terms and provisions of any future and further advances secured hereby, the interest rate payable thereunder may be variable. THE PURPOSE OF THIS PARAGRAPH IS TO PROVIDE RECORD NOTICE OF THE RIGHT OF LENDER, ITS SUCCESSORS ANDASSIGNS TO INCREASE OR DECREASE THE INTEREST RATE ON ANY INDEBTEDNESS SECURED HEREBY WHERE THE TERMS AND PROVISIONS OF SUCH INDEBTEDNESS PROVIDE FOR A VARIABLE INTEREST RATE.

25. **ADDITIONAL SECURITY**. The lender may accept additional property as security for the indebtedness secured by this mortgage deed, and the provisions of this mortgage deed shall apply to such additional property as fully as though it had originally been included herein.

26. **RELEASES**. The Lender may at any time and from time to time release any portion of the property from the operation and effect of this mortgage deed. If the Borrower consists of more than one individual or entity, then the Lender may at any time and from time to time release any of such individuals or entities from any or all of the obligations of this mortgage deed or from all or any part of the indebtedness secured hereby, without the consent of the other or others, and the Lender may likewise release any guarantor of said obligations or indebtedness.

27. **PAYMENT DURING FORECLOSURE**. I agree that Lender may accept rents from the Property, hazard insurance proceeds, condemnation awards, and any other monies produced by the Property or paid by me, even though Lender had demanded immediate payment in full and begun foreclosure and sale proceedings. Lender may use such monies to pay off any part of the sums secured without affecting Lender's right to continue foreclosure and sale.

28. **HEIRS, ASSIGNS, ETC.** The covenants and agreements herein contained shall bind, and the benefits and advantages hereof shall inure to, the respective heirs, executors,

administrators, successors and assigns of the parties hereto and the singular shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders.

29. **ADDITIONAL COSTS TO BORROWER**. Borrower agrees to pay any and all costs or expenses, including reasonable attorney's fees and reasonable paralegal's fees, incurred by the Lender in the enforcement of any of its rights herein given to or on behalf of Lender, This obligation to pay reasonable attorney's fees and reasonable paralegal's fees includes without limitation said fees incurred by Lender in defense of unsuccessful Counterclaims arising from this mortgage transaction.

30. **SEPARABILITY OF MORTGAGE CLAUSES**. If any obligation or portion of this Mortgage and Security Agreement is determined to be invalid or unenforceable under law, it shall not affect the validity or enforcement of the remaining obligations or portions hereof.

31. **TIME IS OF THE ESSENCE**. Time is of the essence regarding all terms and conditions of this Mortgage and Security Agreement.

32. **STATUTORY POWER OF SALE**. Borrower agrees that if an event of default be made in any payment due hereunder, or upon any breach of the terms and conditions contained herein, Lender may sell the Mortgaged Premises, or such portion thereof as may remain subject to the Mortgage in case of any partial release thereof either as a whole or in parcels, together with all improvements that may be thereon, by a public sale on or near the Mortgaged Premises then subject to the Mortgage, or, if more than one parcel is then subject thereto, then on or near one of said parcels, or at Such place as may be designated for that purpose in the Mortgage, first complying with the terms of the Mortgage and the statutes relating to the foreclosure of mortgage by the exercise of a power of sale pursuant to 33 M.R.S.A. §501-A and 14 M.R.S.A. §§6203A-6203E, and Lender may convey the same by proper deed or deeds to the purchaser or purchasers absolutely and in fee simple. Such sale shall forever bar Borrower(s) and all persons claiming under Borrower(s) from all right and interest in the Mortgaged Premises, whether at law or in equity. Said POWER OF SALE is set forth in said statutes as follows:

POWER

But upon any default in the performance or the observance of the foregoing or other condition, the Lender or his executors, administrators, successors or assigns, his or their agent or attorney, may sell the mortgaged premises or such portion thereof as may remain subject to the mortgage in case of any partial release thereof, either as a whole or in parcels, together with all improvements that may be thereon, by a public sale on or near the premises then subject to the mortgage, or, if more than one parcel is then subject thereto, then on or near one of said parcels, or at such place as may be designated for the purpose in the mortgage, first complying with the terms of the mortgage and the statutes relating to the foreclosure of mortgage by the exercise of a power of sale, and he or they may convey the same by property deed or deeds to the purchaser or purchasers absolutely and in fee simple and such sale shall forever bar the Borrower and all persons claiming under it from all right and interest in the mortgaged premises, whether at law or in equity.

33. **MORTGAGE GIVEN FOR COMMERCIAL (BUSINESS) PURPOSES**. Borrower acknowledges and agrees that this said mortgage deed is given primarily for a business or commercial purposes.

IN WITNESS WHEREOF, **Ronald Cloutier**, Chief Financial Officer, of **Associated Grocers of Maine, Inc.**, has executed this Mortgage and Security Agreement on behalf of Borrower this **13th** day of **September, 2005**.

Y-17657-1

WITNESS: **Associated Grocers of Maine, Inc.**

________________________ BY:________________________

Ronald Cloutier, CFO

STATE OF MAINE,
Kennebec,ss. September 9, 2005

Personally appeared the above named **Ronald Cloutier**, Chief Financial Officer in his/her/their said capacity and acknowledged the foregoing instrument to be his/her/their free act and deed and the free act and deed of said **Associated Grocers of Maine, Inc.**,

Before me, ________________________
Clayton E. Rollins – Notary Public
Commission Expires: 3/24/12

Exhibit A

PARCEL I:

A certain lot or parcel of land with the buildings thereon situated on the easterly side of the Brunswick Road in the City of Gardiner, County of Kennebec and State of Maine, bounded and described as follows, to wit:

Commencing at an iron bound on the east side of said Brunswick Road which iron bound is located at a point eight hundred sixteen feet (816) distant from the intersection of the middle of the Libby Hill Road, so-called, with the said Brunswick Road; thence running in a northerly direction along the easterly side of said Brunswick Road ten rods to an iron bound; thence running in an easterly direction sixteen (16) rods to an iron bound; thence running in a southerly direction and parallel to said Brunswick Road a distance of ten (10) rods; thence in a westerly direction a distance of sixteen (16) rods to the point of beginning.

PARCEL II:

A certain lot or parcel of land with the buildings thereon, situated in the City of Gardiner, County of Kennebec and State of Maine, and bounded and described as follows, viz:

Commencing at a point on the easterly side of the Brunswick Road, so-called, at the northwesterly corner of land of one Palmer; thence running in a northerly direction along the easterly side of said Brunswick Road a distance of one hundred forty eight and one half feet, more or less, to a stake; thence running in an easterly direction and parallel with said Palmer's northerly line a distance of two hundred ninety feet, more or less, to a stake; thence running in a southerly direction, and parallel to said Brunswick Road to the northerly line of land of said Palmer; thence running in a westerly direction along said Palmer's northerly line to the point of beginning.

PARCEL III:

A certain lot or parcel of land located on the southerly side of the Brunswick Road in Gardiner, County of Kennebec and State of Maine, being more particularly bounded and described as follows, to wit:

Commencing at an iron pin locate on the southerly side of the Brunswick Road, which iron pin marks the northeasterly corner of the parcel of land herein conveyed and the northwesterly corner of a parcel of land described in a deed to Benjamin U.C. Dill and Mary Ellen Dill recorded in the Kennebec County Registry of Deeds in Book 1580, Page 799; thence S 36° 33' 08" E two hundred (200) feet to an iron rebar; thence N 69° 16' 20" E two hundred and thirty (230) feet to an iron rebar set in a stone wall; and thence S 36° 33' 08" E four thousand five hundred and eighty five and one one-hundredth (4,585.01) feet along the remains of a stone wall and wire fence to an iron rebar; and thence S 27°

22' 04" two hundred twenty four and seventy eight hundredths (224.78) feet to an iron rebar; and thence N 58° 56' 30" W two thousand three hundred and six and seven tenths (2,306.07) feet to an iron pin at the end of a stone wall; and thence N 59° 32' 20" W one thousand two hundred and fifty and twenty six hundredths (1,250.26) feet to the intersection of the stone wall with another stone wall, which point of intersection is marked by an angle iron; and thence N 14° 57' 05" E three hundred twenty four and fifty hundredths (324.50) feet to a one inch iron pipe; thence N 46° 09' 52" W one thousand two hundred and three and forty nine hundredths (1,203.49) feet to an iron rebar; and thence N 34° 32' 08" W six hundred twenty nine and seventy eight hundredths (629.78) feet to an iron rebar located on the southerly side of the Brunswick Road; and thence N 69° 25' 35" E along the southerly line of the Brunswick Road to an iron rebar located at the northwesterly corner of a parcel of land described in a deed to Randall C. Palmer and Mary Ann Palmer recorded in the Kennebec County Registry of Deeds in Book 2058, Page 73; and thence S 26° 39' 16" E along Palmer's westerly line two hundred fifty seven (257) feet to Palmer's southwesterly corner; and thence N 69° 16' 20" E along Palmer's southerly line to an iron rebar; and thence S 26° 39' 16" E twenty six (26) feet to an iron rebar marking the southwesterly corner of a parcel of land described in a deed to Joel W. Palmer and Brenda J. Palmer recorded in the Kennebec County Registry of Deeds in Book 2723, Page 277; and thence N 69° 16' 20" E one hundred and forty eight and fifty hundredths (148.50) feet to an iron rebar marking the southeasterly corner of the said Joel W. and Brenda J. Palmer; and thence N 26° 39' 16" W along the said Joel W. Palmer's east line two hundred ninety (290) feet to an iron rear located on the southerly side of the Brunswick Road; and thence N 69° 15' 20" E along the southerly side of the Brunswick Road five hundred and thirty and forty four hundredths (530.44) feet to an iron rebar at the point of beginning.

There is excepted form the above those certain lots or parcel of land conveyed to N. William Brown and Donald G. Pauley by instrument dated January 8, 1989 and recorded in the Kennebec County Registry of Deeds in Book 3498, Page 154 and to the City of Gardiner by instrument dated August 30, 1990, recorded in the Kennebec County Registry of Deeds in Book 3794, Page 111.

Also excepting Lots 1, 2, 3, 4, 7 & 8 as shown on final subdivision plan for Associated Grocers of Maine, Inc., Industrial park, recorded in the Kennebec County Registry of Deeds in Plan File E-88194.

Associated Grocers of Maine, Inc.
1000 Brunswick Avenue
Gardiner, Maine 04345

BORROWER'S NAME AND ADDRESS
"I" includes each borrower above, joint and severally

GARDINER SAVINGS INSTITUTION, FSB
190 Water Street, P.O. Box 190
Gardiner, Maine 04345

PROMISSORY NOTE
Lender's name and Address
"You" means the lender, its successors and assigns

Loan Number ___________
Date Sept.13, 2005
Maturity Date 09/13/2006
Loan Amount $6,500,000.00
Renewal of ___________

For value received, I promise to pay to you, or your order, at your address listed above the **PRINCIPAL** sum of **Six Million Five Hundred Thousand Dollars and 00/100 Dollars ($6,500,000.00).**

☐ **Single Advance:** I will receive all of this principal sum on ___________. No additional advances are contemplated under this note.

☒ **Multiple Advance:** The principal sum shown above is the maximum amount of principal I can borrow under this note. On **September 13, 2005** I will receive the amount of **$ 4,607,079.50** and future principal advances are contemplated.

Conditions: The conditions for future advances are ___________.

☒ **Open End Credit:** You and I agree that I may borrow up to the maximum amount of principal more than one time. This feature is subject to all other conditions and expires on 09/13/2006.

☐ **Closed End Credit:** You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).

INTEREST: I agree to pay interest on the outstanding principal balance from **September 13, 2005** at the rate of **5.50%** per year until the index changes.

☒ **Variable Rate:** This rate may then change as stated below.

☒ **Index Rate:** The future rate will be **(-1.00)%** Below the following index rate: The New York Prime Rate - as published in the Wall Street Journal.

☐ **No Index:** The future rate will not be subject to any internal or external index. It will be entirely in your control.

☒ **Frequency and Timing:** The rate on this note may change as often as DAILY.
A change in the interest rate will take effect on the same date.

☐ **Limitations:** During the term of the loan, the applicable annual interest rate will not be more than _____% or less than ___________. The rate may not change more than ___________ % each ___________.

Effect of Variable Rate: A change in the interest rate will have the following effect on the payments:

☐ The amount of each scheduled payment will change. ☐ The amount of the final payment will change.

☒ See Additional Terms Below.

ACCRUAL METHOD: Interest will be calculated on a SIMPLE basis.

POST MATURITY RATE: I agree to pay interest on the unpaid balance of this note owing after maturity, and until paid in full, as stated below:

☒ on the same fixed or variable rate basis in effect before maturity (as indicated above).

☐ at a rate equal to ___________.

LATE CHARGE: If a payment is made more than **30** days after it is due, I agree to pay a late charge of **6.00%**

☐ **ADDITIONAL CHARGES:** In addition to interest, I agree to pay the following charges which ☐ are ☐ are not included in the principal amount above.

PAYMENTS: I agree to pay this note as follows:

☒ **Interest**: I agree to pay the accrued interest monthly beginning 10/13/2005 for 12 consecutive months based on the outstanding daily principal balance each day of the month.

☒ **Principal**: I agree to pay the principal in full on the maturity date of 09/13/2006.

☐ **Installments:** I agree to pay this note in **n/a** payments. The first payment will be in the amount of **n/a** and will be due **n/a** A payment of **n/a** will be due on the **n/a** day of each month thereafter subject to additional terms attached hereto. The final payment of the entire unpaid balance of principal and interest will be due **n/a**

Default Interest Rate: Bank shall have the right to charge interest, payable on demand, on the unpaid principal balance of the loan at an interest rate of three percent (3.00%) per annum in excess of the above described interest rate for any period during which the Borrower shall be in default under any document governing or securing the loan.

SECURITY: Real Estate Mortgage on Land and Buildings located at **1000 Brunswick Avenue, Gardiner, Maine 04345.** A security interest in any and all accounts and accounts receivable and general intangibles of **Associated Grocers of Maine, Inc.** including but not limited to trade names, trade marks, service marks, patents, copyrights, now owned or hereafter acquired and wherever located. Also a security interest in any and all tangible property and intangible property of **Associated Grocers of Maine, Inc.**, including but not limited to consumer goods, inventory, machinery and equipment, instruments, documents, chattel paper, and general intangible now owned or hereafter acquired and wherever located and the proceeds thereof and fixtures and accession thereto; whether any of the foregoing is owned now or acquired later; all accession, additions, replacements, and substitutions relating to any of the foregoing; all records of any kind relating to any of the foregoing; all proceeds relating to any of the foregoing (including insurance, general intangibles and accounts proceeds).

PURPOSE: The purpose of this loan is for **Working Capital (replace existing Line of Credit)**

WITNESS:

____

SIGNATURES: I AGREE TO THE TERMS OF THIS NOTE (INCLUDING THOSE ON PAGE 2). I have received a copy on today's date.

BY: ___________________________
Ronald Cloutier, CFO

DEFINITONS: As used on page 1, ☐means the terms that apply to this loan. "I," "me" or "my" means each Borrower who signs this note and each other person or legal entity (including guarantors, endorsers, and sureties) who agrees to pay this note (together referred to as "us"). "You" or "your" rmeans the Lender and its successors and assigns.

APPLICABLE LAW: The law of the state in which you are located will govern this note. Any term of this note which is contrary to applicable law will not be effective, unless the law permits you and me to agree to such a variation. If any provision of this agreement cannot be enforced according to its terms, this fact will not affect the enforceability of the remainder of this agreement. No modification of this agreement may be made without your express written consent. Time is of the essence in this agreement.

PAYMENTS: Each payment I made on this note will first reduce the amount I owe you for charges, which are neither interest nor principal. The remainder of each payment will then reduce accrued unpaid interest, and then unpaid principal. If you and I agree to a different application of payments, we will describe our agreement on this note. I may prepay a part of, or the entire balance of this loan without penalty, unless we specify to the contrary on this note. Any partial prepayment will not excuse or reduce any later scheduled payment until this note is paid in full (unless, when I made the prepayment, you and I agree in writing to the contrary).

INTEREST: Interest accrues on the principal remaining unpaid from time to time, until paid in full. If I receive the principal in more than one advance, each advance will start to earn interest only when I receive the advance. The interest rate in effect on this note at any given time will apply to the entire principal advance at that time. Notwithstanding anything to the contrary, I do not agree to pay and you do not intend to charge any rate of interest that is higher than the maximum rate of interest you could charge under applicable law for the extension of credit that is agreed to here (either before or after maturity). If any notice of interest accrual is sent and is in error, we mutually agree to correct it, and if you actually collect more interest than allowed by law and this agreement, you agree to refund it to me.

INDEX RATE: The index will serve only as a device for settling the rate on this note. You do not guarantee by selecting this index, or the margin, that the rate on this note will be the same rate you charge on any other loans or class of loans to me or other borrowers.

ACCRUAL METHOD: The amount of interest that I will pay on this loan will be calculated using the interest rate and accrual method stated on page 1 of this note. For the purpose of interest calculation, the accrual method will determine the number of days in a "year". If no accrual method is stated, then you may use any reasonable accrual method for calculating interest.

POST MATURITY RATE: For purposes of deciding when the "Post Maturity Rate" (shown on page 1) applies, the term maturity means the date of the last scheduled payment indicated on page 1 of this note or the date you accelerate payment on the note, whichever is earlier.

SINGLE ADVANCE LOANS: If this is a single advance loan, you and I expect that you will make only one advance of principal. However, you may add other amounts to the principal if you make any payments described in the "PAYMENTS BY LENDER" paragraph below.

MULTIPLE ADVANCE LOANS: If this is a multiple advance loan, you and I expect that you will make more than one advance of principal. If this is closed end credit, repaying a part of the principal will not entitle me to additional Credit.

PAYMENTS BY LENDER: If you are authorized to pay, on my behalf, charges I am obligated to pay (such as property insurance premiums), then you may treat those payments made by you as advances and add them to the unpaid principal under this note, or you may demand immediate payment of the Charges.

SET-OFF: I agree that if in the event of my default not cured within any applicable cure period, you may set off any amount due and payable under this note against any right I have to receive money from you.

"Right to receive money from you" means:

(1) any deposit account balance I have with you;

(2) any money owned to me on an item presented to you or in your possession for collection or exchange; and

(3) any repurchase agreement or other nondeposit obligation.

"Any amount due and payable under this note" means the total amount of which you are entitled to demand payment under the terms of this note at the time you set off. This total includes any balance the due date for which you properly accelerate under this note.

If my right to receive money from you is also owned by someone who has not agreed to pay this note, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement. Your right of set-off does not apply to an account or other obligation where my rights are only as a representative. It also does not apply to any Individual Retirement Account or other tax-deferred retirement account.

You will not be liable for the dishonor of any check when the dishonor occurs because you set off this debt against any of my accounts. I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-of,

REAL ESTATE OR RESIDENCE SECURITY: If this note is secured by real estate or a residence that is personal property, the existence of a default and your remedies for such a default will be determined by applicable law, by the terms of any separate instrument creating the security interest and, to the extent not prohibited by law and not contrary to the terms of the separate security instrument, by the "Default" and "Remedies" paragraphs herein.

DEFAULT: I will be in default if any one or more of the following occur: (1) I fail to make a payment within 5 days of its due date or in the amount due; (2) I fail to keep the property insured, if required; (3) I fail to pay, or keep any promises on any debt or agreement I have with you which remains uncured for 30 days or such additional time as is reasonably required to cure; (4) any other creditor of mine attempts to collect any debt I owe him through court proceedings subject to cure periods set-out in the loan agreement and/or the mortgage deed securing this note; (5) I die, am declared incompetent, make an assignment for the benefit of creditors, or become insolvent (either because my liabilities exceed my assets or I am unable to pay my debts as they become due) subject to cure periods set out in the loan agreement and/or the mortgage deed securing this note: (6) I make any written statement or provide any financial information that is materially untrue or inaccurate at the time it was provided; (7) any material portion of the collateral securing this note is used in a manner or for a purpose which threatens confiscation by a legal authority; (8) I change my name or assume an additional name without first notifying you before making such a change; (9) any loan proceeds are used for a purpose that will contribute to excessive erosion of highly erodible and or to the conversion of wetlands to produce an agricultural commodity, as further explained in 7 C.F.R. Part 1940, Subpart G, Exhibit M.

REMEDIES: If I am in default on this note you have, and do not cure the same within any applicable cure period but are not limited to, the following remedies:

(1) You may demand immediate payment of all I owe you under this note (principal, accrued unpaid interest and other accrued charges).

(2) You may set off this debt against any right I have to the payment of money from you, subject to the terms of the "Set-Off" paragraph herein.

(3) You may demand security, additional security, or additional parties to be obligated to pay this note as a condition for not using any other remedy.

(4) You may refuse to make advances to me or allow purchases on credit by me.

(5) You may use any remedy you have under state or federal law.

By selecting any one or more of these remedies you do not give up your right to later use any other remedy. By waiving your right to declare an event to be a default, you do not waive your right to later consider the event as a default if it continues or happens again.

COLLECTION COSTS AND ATTORNEY'S FEES: I agree to pay all reasonable costs of collection, replevin or any other or similar type of cost if am in default. In addition, if you hire an attorney to collect this note, I also agree to pay any reasonable fee you incur with such attorney plus court costs (except where prohibited by law). To the extent permitted by the United States Bankruptcy Code, I also agree to pay the reasonable attorney's fees and costs you incur to collect this debt as awarded by any court exercising jurisdiction under the Bankruptcy Code.

WAIVER: I give up my rights to require you to do certain things. I will not require you to:

(1) demand payment of amounts due (presentment);

(2) obtain official certification of nonpayment (protest); or

(3) given notice that amounts due have not been paid (notice of dishonor). I waive any defenses I have based on suretyship or impairment of collateral.

OBLIGATIONS INDEPENDENT: I understand that I must pay this note even if someone else has also agreed to pay it (by, for example, signing this form or a separate guarantee or endorsement). You may sue me alone, or anyone else who is obligated on this note, or any number of us together, to collect this note. You may do so without any notice that it has not been paid (notice of dishonor). You may without notice release any party to this agreement without releasing any other party. If you give up any of your rights, with or without notice, it will not affect my duty to pay this note. Any extension of new credit to any of us, or renewal of this note by all or less than all of us will not release me from my duty to pay it. (Of course, you are entitled to only one payment in full.) I agree that you may at your option extend this note or the debt represented by this note, or any portion of the note or debt, from time to time without limit or notice and for any term without affecting my liability for payment of the note. I will not assign my obligation under this agreement without your prior written approval.

CREDIT INFORMATION: I agree and authorize you to obtain credit information about me from time to time (for example, by requesting a credit report) and to report to others your credit experience with me (such as a credit-reporting agency). I agree to provide you, upon request, any financial statement or information you may deem necessary. I warrant that the financial statements and information I provide to you are or will be accurate, correct and complete.

NOTICE: Unless otherwise required by law, any notice to me shall be given by delivering it or by mailing it by first class mail addressed to me at my last known address. My current address is on page 1. I agree to inform you in writing of any change in my address. I will give any notice to you by mailing it first class to your address stated on page 1 of this agreement, or to any other address that you have designated.

LOAN AGREEMENT

THIS LOAN AGREEMENT is made this **13th** day of **September**, **2005**, by and between **GARDINER SAVINGS INSTITUTION, FSB** (hereinafter, the "BANK"), a Maine banking corporation with its principal office at PO Box 190, Gardiner, Maine and **Associated Grocers of Maine, Inc.**, a Maine Corporation, with a place of business in **Gardiner**, County of **Kennebec**, State of **Maine**, (hereinafter, the "BORROWER"),in consideration of the mutual covenants contained herein and benefits to be derived herefrom; and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the BORROWER and the BANK hereby agree to the following terms and conditions:

ARTICLE 1 - ESTABLISHMENT OF LOAN ARRANGEMENT

1 -1. Definitions. When used in this document, the following terms shall have the following meanings:

A. "LIABILITIES or LIABILITY" means, without limitation, one or more of the following: any and all liabilities, debts, and obligations of the BORROWER to the BANK, now existing or hereafter incurred, of every kind, nature and description. "Liabilities" also includes, without limitation, each obligation to repay all loans, advances, indebtedness, notes, obligations, and amounts now or hereafter at any time owing by the BORROWER to the BANK (including all future advances or the like whether or not given pursuant to a commitment by the BANK), whether or not any of such are liquidated, unliquidated, secured, unsecured, direct, indirect, absolute, contingent, or of any other type, nature, or description, or by reason of any cause or action which the BANK now or hereafter may hold against the BORROWER.

B. "COMMITMENT LETTER" means the Commitment Letter dated **6/10/2005**, a copy of which is attached hereto and marked Exhibit "A". Said Commitment Letter shall survive the closing and thereby remain in full force and effect during the term of this loan transaction. In the event of a conflict, the LOAN DOCUMENTS (hereinafter defined) shall control.

C. "LOAN DOCUMENTS" mean the said Commitment Letter, the Promissory Note, this Loan Agreement, the Mortgage, the Security Agreement, the Assignment of Leases and Rents and all other documents to which the BORROWER and/or the BANK are parties relating to this loan transaction of even or near date herewith.

D. "PREMISES" shall mean the real property situated at **1000 Brunswick Avenue**, **Gardiner**, **Maine,** together with all equipment, furnishings and fixtures, owned by BORROWER and used in connection with said business; also any and all improvements, replacements, and/or additions to said equipment, furnishings and fixtures.

1-2. ESTABLISHMENT OF LOAN. Subject to the BORROWER's compliance with the terms and conditions hereinafter set forth, the BANK agrees to lend to the BORROWER, and the BORROWER may borrow from the BANK, the sum of **Two Million Dollars and 00/100 DOLLARS ($2,000,000.00)** (hereinafter, the "LOAN"), the proceeds of which LOAN may be advanced from time to time as herein provided and shall be repaid with interest by the BORROWER from time to time in accordance with the BORROWER'S Promissory Note of even or near date (hereinafter, with any extensions, renewals, modifications or replacements thereof, the "NOTE").

1-3. PURPOSE OF LOAN. The purpose of the loan is: **To fund 70% of the purchase price of various machinery and equipment.**

1-4. THE NOTE. All such loans and advances and all repayments thereof made by the BORROWER to the BANK shall be evidenced by the NOTE, shall bear interest as provided therein, and shall be secured by any collateral granted to secure the LIABILITIES, regardless of whether the total amount thereof exceeds the face amount of the NOTE. In the event the NOTE is lost, destroyed, or mutilated at any time prior to the payment in full of the obligations thereunder, the BORROWER shall execute a new note substantially in the form of the NOTE. The NOTE shall not be necessary to establish the indebtedness of the BORROWER to the BANK on account of such loans, advances and repayments.

1-5. ADVANCES AND INDEBTEDNESS. At the time each advance made under the NOTE or under this Agreement, the BORROWER shall immediately, become indebted to the BANK for the amount thereof. Each such advance may, at the BORROWER'S option, be (i) credited by the BANK to any deposit account of the BORROWER with the BANK; (ii) paid to the BORROWER; (iii) applied to any LIABILITY of the BORROWER; or (iv) disbursed as provided for in this Agreement.

1-6. BORROWER'S ACCOUNT. The BANK may charge any account which the BORROWER maintains with the BANK, or an affiliate of the BANK, for any payments which the BORROWER may make hereunder or which the BORROWER is obligated to make to the BANK from time to time in connection with the LOAN and may do so without BORROWER's consent only when BORROWER is in default of its payment obligations beyond applicable grace or cure periods.

1-7. STATEMENTS. Any statement rendered by the BANK to the BORROWER shall be considered correct and accepted by the BORROWER and shall be conclusively binding upon the BORROWER unless the BORROWER provides the BANK written objection thereto within twenty (20) days from the receipt of such statements, which written objection shall indicate, with particularity the reason for such objection.

ARTICLE 2 - CONDITIONS PRECEDENT

Precedent to the effectiveness of this Agreement and to the establishment of the LOAN, the following documents, each in form and substance satisfactory to the BANK, shall have been delivered to the BANK, and the following conditions shall have been satisfied:

2-1. DELIVERY OF INSTRUMENTS. The BORROWER will deliver, or cause to be delivered, to the BANK the following documents, duly executed by the parties thereto and in form and substance satisfactory to the BANK:

(A) The NOTE, made by the BORROWER, and payable to the order of the BANK. The NOTE shall be in the original principal amount of **Two Million Dollars and 00/100 Dollars ($2,000,000.00)** shall be due and payable on **10/13/2006**, and shall be repayable and bear interest at the rate provided therein.

B) Such other agreements or instruments as the BANK may request to satisfy the terms and conditions of the COMMITMENT LETTER, to effectuate the provisions of this Agreement to effectuate the conversion to a term note as set forth in

this Commitment Letter,and to establish, protect or perfect the interest of the BANK in any Collateral granted to secure the payment and performance of the LIABILITIES.

2-2. No Event of Default. No event shall have occurred, or failed to occur, which occurrence of failure is, or which, solely with the passage of time or the giving of notice (or both), would constitute, an EVENT OF DEFAULT (as defined herein), whether or not the BANK has exercised any of its rights upon such occurrence.

2-3. No Adverse Change. No event shall have occurred or failed to occur, which occurrence or failure is or could have a materially adverse effect upon the BORROWER's financial condition.

2-4. Origination Fee. N/A .

ARTICLE 3 - DISBURSEMENT PROCEDURES

3-1. Disbursements. Net proceeds of the LOAN shall be disbursed at the time of closing of the LOAN.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES

In order to induce the BANK to enter into this Agreement and to extend credit to the BORROWER hereunder, the BORROWER hereby represents and warrants that:

4-1. Financial and Other Information. The BORROWER has heretofore furnished to the BANK copies of the BORROWER's financial statement as of **12/31/04** . The financial statements have been prepared in accordance with generally accepted accounting principles and fairly present the financial condition of the Persons covered thereby at the dates thereof and the results of their operations for the periods covered thereby, subject to normal year-end adjustments in the case of interim statements. The BORROWER has no knowledge of any material contingent liabilities which are not referred to in the financial statements referred to above.

4-2. Change in Condition. Since there has been no material adverse change in the business or assets or in the financial condition, of the BORROWER, and the BORROWER has not entered into any material transaction outside of the ordinary course of business except as disclosed elsewhere herein.

4-3. Assets. The BORROWER has good and marketable title to all assets reflected in the balance sheet referred to in Section 4-1 hereof, subject to no Liens except for those permitted by Section 5-6 hereof.

4-4. Litigation. There is no litigation, at law or in equity, or any proceeding before any court, board or other governmental or administrative agency or any arbitrator pending or to the knowledge of the BORROWER threatened which may involve any material risk of any material final judgment or liability not adequately covered by insurance or which may otherwise result in any material adverse change in the business or assets or in the financial condition of the BORROWER, or which seeks to enjoin the consummation of, or which questions the validity of, any of the transactions anticipated by this Agreement or any other LOAN DOCUMENT, judgment, decree, or order of any court, board or other governmental or administrative agency or arbitrator has been issued against the BORROWER which has, or may have, any material adverse effect on this business or assets or on the financial condition of the BORROWER. There exists no material potential for unasserted claims arising out of product liability either as a result of latent defects or warranty claims and the BORROWER is not aware of a basis for a recall of its products.

4-5. Tax Returns. The BORROWER has filed all tax returns which are required to be filed and have paid, or made adequate provision for the payment of, all taxes which have or may become due pursuant to said returns or to assessments received. The results of all audits of the tax returns of the BORROWER are fully reflected in the balance sheets referred to in section 4-1 hereof. The BORROWER knows of no material additional assessments since said date for which adequate reserves appearing in the said balance sheet have not been established. The BORROWER has made adequate provision for all current taxes and in the opinion of the BORROWER there will not be any material additional assessments for any fiscal periods prior to and including that which ended in excess of the amounts reserved therefor in the balance sheet as at such date.

4.6. No Legal Obstacle to Agreement. Neither the execution and delivery of this Agreement, nor the making by the BORROWER of any borrowings hereunder, nor the securing of the LIABILITIES nor the consummation of any transaction herein or therein referred to or contemplated hereby or thereby nor the fulfillment of the terms hereof and thereof or of any agreement or instrument referred to in this Agreement or any of the LOAN DOCUMENTS, has constituted or resulted in or will constitute or result in a breach of the provisions of any contract to which the BORROWER is a party or the violation of any law, judgment, decree or governmental order, rule or regulation applicable to the BORROWER, or result in the creation under any agreement or instrument of any Lien upon any of the assets of the BORROWER, other than the Liens created by the LOAN DOCUMENTS. No approval, authorization or other action by, or any declaration to or filing with, any governmental authority or any other person is required to be obtained or made by the BORROWER in connection with the execution, delivery and performance of this Agreement or any of the LOAN DOCUMENTS or the transactions contemplated hereby or thereby, or the making of any borrowing by a BORROWER hereunder, or the securing of the LIABILITIES, other than the filing of the documents and instruments which are needed in order to perfect security interest in the collateral.

4-7. Disclosure. The BORROWER has disclosed all material facts to the BANK and has not withheld or failed to disclose any fact of significance.

4-8. Other Representations. The representations, covenants, and warranties herein are in addition to others, previously, presently, or hereafter made by the BORROWER to or with the BANK in any other instrument, including without limitation, the MORTGAGE. All representations made by the BORROWER to the BANK in the LOAN application or otherwise with respect to obtaining the LOAN shall be deemed to be material and relied upon by the BANK in issuing the Commitment and shall survive the closing of the LOAN.

ARTICLE 5 - BORROWER'S COVENANTS

To induce the BANK to enter into this Agreement and to make advances from time to time hereafter pursuant to the LOAN, in addition to the covenants, warranties and representations made herein further covenant as follows:

5-1. Conduct of Business, etc. The BORROWER will comply in all material respects with all material, valid and applicable statutes, rules and regulations of the United States, of the States thereof and their counties, municipalities and other subdivisions and of any other jurisdiction applicable to it, all as in effect from time to time, except where compliance therewith shall at the time be contested in good faith by appropriate proceedings.

5-2. Insurance. The BORROWER will keep its assets which are of an insurable character insured by financially sound and reputable insurers against loss or damage by fire, explosion or hazards insured by extended coverage in amounts sufficient to prevent if from becoming a co-insurer and not in any event less than 80% of the insurable value of the property insured, and will maintain with financially sound and reputable insurers, insurance against product liability and other hazards and risks and liability to persons and property to the extent and in the manner customary for companies in similar businesses similarly situated; **provided, however,** that it may effect workers' compensation insurance of similar coverage with respect to operations in any particular state or other jurisdiction through an insurance fund operated by such state of jurisdiction. In addition, the BORROWER will maintain insurance in the amounts and of the types and containing the terms required by the MORTGAGE.

5-3. Taxes, etc. The BORROWER will duly pay and discharge, or cause to be paid or discharged, before the same shall become in arrears, all taxes, assessments and other governmental charges or levies, imposed upon its and its properties, sales and activities, or any part thereof, or upon the income or profits therefrom, as well as all claims for labor materials or supplies which if unpaid might by law become a line or charge upon any of its Property.

5-4. Performance of Liabilities. The BORROWER shall pay when due, and promptly, punctually, and faithfully perform each and every LIABILITY, obligation, covenant and condition to be paid, performed or observed by the BORROWER under this Agreement and under all agreements or instruments referred to herein or relating to the LOAN.

5-5. Maintain Records. The BORROWER shall maintain adequate books of account and other records concerning any IMPROVEMENTS, and will permit the BANK, upon reasonable request, during normal business hours, to examine any or all of such records at the cost and expense of the BORROWER; will permit the BANK at any time or times, to enter upon the PREMISES for the purpose of inspecting the progress of the construction and equipment of the IMPROVEMENTS; and will furnish the BANK with such other information and such professional opinions as the BANK may request for the purpose of determining compliance by the BORROWER with the PLANS, this Agreement, any or all agreements and instruments referred to herein and any or all agreements, easements and restrictions of record, if any. PROVIDED, HOWEVER, BANK shall not be entitled to charge the cost of any more than one (1) appraisal of the premises in any twenty-four month period.

5-6. Liens. The BORROWER shall not permit or suffer the recording of (i) any notice of contract or mechanics lien relating to the EQUIPMENT (ii) any federal tax lien; (iii) any other voluntary or involuntary lien, attachment or other encumbrance on the EQUIPMENT, or any personal property used or to be used in connection with the operation thereof. **Provided, however,** if BORROWER chooses to contest said lien, the BORROWER shall provide BANK with all security acceptable to BANK to cover the value of any such liens.

5-7. Other Actions. The BORROWER shall not indirectly do or cause to be done any act which, if done directly by the BORROWER, would breach any covenant contained in this Agreement.

5-8. Expenses. Whether or not the Commitment is terminated for any reason, and whether or not the LOAN closes, the BORROWER agrees to pay for all expenses, fees and charges incurred by the BANK with respect to the LOAN or in any way connected therewith

including, without limitation, appraisal fees, reasonable legal fees, architect's and engineers fées, survey costs, brokerage commissions, title costs, recording costs, or stamps, inspection fees by BANK personnel or consultants or any other customary and reasonable expenses as are incurred in connection with the processing and/or closing of the LOAN. Payment of such costs shall be in addition to and not out of the proceeds of the Application, Commitment or Origination Fees referred to herein.

5-9. Transfer of BORROWER'S Interest. The identity of the BORROWER and the Guarantors is of material importance to the BANK. The Commitment and any collateral for the LOAN shall not be assigned or transferred by the BORROWER, nor may there be any sale or transfer of ownership of any legal or equitable interest in the BORROWER without the BANK's prior written approval. No junior mortgage, or encumbrance affecting the security or collateral of the proposed LOAN will be allowed without the BANK's prior written consent, which consent will not be unreasonably withheld.

5-10. Participation. The BANK reserves the right to participate with other lending institutions in making this LOAN.

5-11. Future Advances. Any mortgage or other instrument of security given to secure BORROWER's obligations under the LOAN shall also secure any extensions, renewals or modifications of the LOAN and any other obligations or liabilities of the BORROWER to the BANK whether arising prior to or subsequent to the closing of the LOAN.

ARTICLE 6 - EVENTS OF DEFAULT; RIGHTS UPON DEFAULT

6-1. Events of Default. The occurrence of any one or more of the following (hereinafter, the "EVENTS OF DEFAULT") shall be an event of default hereunder. Further, the occurrence of any EVENT OF DEFAULT shall also constitute, without notice (except as required hereunder) or demand, a default under the NOTE, the MORTGAGE, and all other agreements between the BANK and the BORROWER or instruments and papers given the BANK by the BORROWER, whether now existing or hereafter arising.

(A) Attachment, by trustee process or otherwise, of any undisbursed proceeds of the LOAN or other funds of the BORROWER in possession of the BANK, whether held under this Agreement or otherwise which is not dismissed or otherwise provided for within ninety days;

(B) Any material representation or warranty made herein shall prove to be false or misleading in any material respect when made;

(C) Any report, certificate, financial statement or other instrument furnished by BORROWER in connection with this Loan Agreement or to the borrowings hereunder shall prove to be false or misleading in any material respect when made;

(D) Default in the payment of the principal of and interest on (together with premium thereon, if any) any Note, as and when due and payable which is not cured within any applicable cure period;

(E) Default made with respect to any indebtedness (other than the Notes) of the BORROWER when due or the performance of any other obligation incurred in connection with any indebtedness for borrowed money of the BORROWER, not cured within any applicable cure period, if the effect of such default is to accelerate the maturity of such indebtedness or to permit the holder thereof to cause such indebtedness to

become due prior to its stated maturity or any such indebtedness shall not be paid when due;

(F) Default in the due observance of performance of any other covenant, condition or agreement on the part of the BORROWER to be observed or performed pursuant to the terms of this Loan Agreement and such default shall continue unremedied for 30 days after receipt of written notice thereof of the BORROWER by the BANK;

(G) The BORROWER shall (i) apply for or consent to the appointment of a receiver, trustee or liquidator of the BORROWER or such subsidiary or any of their respective properties or assets, (ii) admit in writing its inability to pay its debts as they mature, (iii) make a general assignment for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent of (v) file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors or to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or Statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law or if corporate action shall be taken by the BORROWER or any such subsidiary, for the purpose of effecting any of the foregoing;

(H) An order, judgement or decree shall be entered, without the application, approval or consent of the debtor by any court of competent jurisdiction, approving a petition seeking reorganization of the BORROWER or of all or a substantial part of the respective properties or assets of the BORROWER or appointing a receiver, trustee or liquidator of the BORROWER and such order, judgment or decree shall continue unstayed and in effect for any period of 60 days; or

(I) Final judgment for the payment of money in excess of $50,000 shall be rendered against the BORROWER and the same shall not be covered by insurance and shall remain undischarged for a period of 30 days during which execution shall not be effectively stayed;

(J) The occurrence of any default or event of default, or failure of the BORROWER to promptly pay or perform or observe faithfully any liability, covenant or obligation to be paid, performed or observed by the BORROWER hereunder or under any other instrument or agreement between the BORROWER and the BANK, including, without limitation, the NOTE and the MORTGAGE, subject to any applicable grace or cure periods notwithstanding that the BANK may not have exercised its rights upon default thereunder.

6-2. Rights upon Default. Upon the occurrence of any of the aforesaid EVENTS OF DEFAULT, the BANK may (i) declare any and all LIABILITIES to be immediately due and payable, without demand or notice, (ii) exercise the rights of the BANK upon default hereunder, and (iii) exercise the rights of the BANK upon default under any other documents, agreements or instruments executed by the BORROWER in connection with the LOAN, including, without limitation, the NOTE and the MORTGAGE.

6-3. Advances. Notwithstanding the maturity of the NOTE or the occurrence of any EVENT OF DEFAULT, the BANK may make such advances or parts of advances thereafter without thereby waiving the right to demand payment of the unpaid principal of and all accrued

interest on the NOTE, without becoming liable to make any other or further advances, and without affecting the validity of the NOTE, the MORTGAGE, or other security for the loan.

6-4. Right to Take Possession. In addition to all other rights and remedies available to the BANK hereunder and under applicable law, the BANK, may, at any time or times after the occurrence, of any EVENT OF DEFAULT, take possession of the EQUPMENT and all materials, fixtures, tools, equipment, appliances and other items thereon or therein belonging to the BORROWER, which may be occupied or used by the BANK without payment of any rental or fee thereof.

ARTICLE 7 - MISCELLANEOUS

7-1. Waiver or Delay. The rights, remedies, powers, privileges, and discretion of the BANK hereunder shall be cumulative and not exclusive of any rights or remedies which it would otherwise have. No delay or omission by the BANK in exercising or enforcing any of the BANK'S rights and remedies shall operate as, or constitute a waiver thereof. No waiver by the BANK of any EVENT OF DEFAULT or of any default under any other agreement shall operate as a waiver of any other default hereunder or under any other agreement. No single or partial exercise of any of the BANK's rights or remedies, and no other agreement or transaction, of whatever nature entered into between the BANK and the BORROWER at any time, either express or implied, shall preclude the other or further exercise of the BANK's rights and remedies. No waiver by the BANK of any of the BANK's rights and remedies on any one occasion shall be deemed a waiver on any subsequent occasion, nor shall it be deemed a continuing waiver. All of the BANK's rights and remedies and all of the BANK's rights, remedies, powers, privileges, and discretion under any other agreement or transaction are cumulative, and not alternative or exclusive, and may be exercised by the BANK at such time or times and in such order of preference as the BANK in its sole discretion may determine.

7-2. Amendments. No amendment of this Agreement and no waiver of any provision hereof shall be effective unless in writing and duly executed by a duly authorized officer of the BANK, and then only to the extent specifically set forth therein.

7-3. Successors to Borrower. This Agreement shall be binding upon the BORROWER and the BORROWER's heirs, executors, administrators, representatives, successors and assigns, and shall inure to the benefit of the BANK and the BANK's successors and assigns. Notwithstanding any other provisions of this Agreement, if the BORROWER is dissolved or if the BORROWER conveys or is deprived of the title to the PREMISES, the BANK shall have the option to continue to make advances to the BORROWER or to such person or persons as may succeed to the title of the BORROWER, and all sums so advanced shall be deemed advances under this Agreement and under the NOTE, and shall be secured by the MORTGAGE and any other collateral granted to secure the LIABILITIES.

7-4. Approval of Counsel to Bank. All certificates, opinions, agreements, instruments, documents or other papers to be furnished by the BORROWER to the BANK under this Agreement or relating to or connected with the LOAN or any undertaking contemplated hereby, shall, at the request of the BANK, be approved as to form and content by counsel for the BANK with respect to all transactions under this Agreement.

7-5. Responsibility of Bank. The BANK shall not be liable for any loss sustained by the BORROWER resulting from any action, omission, or failure to act by the BANK with

respect to the exercise or enforcement of its rights under this Agreement or its relationship with the BORROWER unless such loss is caused by the willful misconduct and actual bad faith of the BANK. This Agreement and the BANK's exercise of its rights hereunder shall not operate to place any responsibility upon the BANK for the construction, control, care, management, or repair of the improvements on the PREMISES, nor shall it operate to place any responsibility upon the BANK to complete construction of the IMPROVEMENTS, or except in the case where BANK has taken possession of the PREMISES, to make the BANK responsible or liable for any waste committed on the PREMISES, any damages or defective condition of the PREMISES, or any negligence in the construction, management, upkeep, repair, or control of the PREMISES.

7-6. Indemnification. The BORROWER shall indemnify, defend, and hold the BANK harmless of and from any claim brought or threatened against the BANK by the BORROWER, any guarantor or endorser of the LIABILITIES, or any other person (as well as from attorneys' reasonable fees and expenses in connection therewith) on accountant of the LOAN and the IMPROVEMENTS or on account of the BANK's relationship with the BORROWER or any other guarantor or endorser of the Liabilities (each of which may be defended, compromised, settled, or pursued by the BANK with counsel of the BANK's selection, but the reasonable fees and expenses of such counsel shall be at the expense of the BORROWER) provided such indemnification shall not include any claim or action arising out of the gross negligence or willful misconduct of the BANK in which final judgment is entered against the BANK. The within indemnification shall survive payment of the LIABILITIES and/or any termination, release, or discharge executed by the BANK in favor of the BORROWER.

7-7. Payment of Costs. The BORROWER shall pay on demand all costs and all expenses of the BANK in connection with the preparation, execution and delivery of this Agreement and of any other documents and agreements between the BORROWER and the BANK, including, without limitation, reasonable attorneys' fees and disbursements, and all expenses which the BANK may hereafter incur in connection with the collection of the LIABILITIES or the protection or enforcement of any of the BANK's rights against the BORROWER, and any guarantor or endorser of the LIABILITIES. The BORROWER authorizes the BANK to pay all such expenses and to charge the same to any account of the BORROWER with the BANK.

7-8. Time of Essence. Time is of the essence of this Agreement.

7-9. Consent. The BORROWER may take any action herein prohibited or omit to perform any act required to be performed by them, if the BORROWER shall obtain the prior written consent by a duly authorized officer of the BANK for each such action, or omission to action.

7-10. Execution in Counterparts. This Agreement may be executed in any number of counterparts each of which when executed and delivered, shall be deemed to be an original, but such counterparts shall together be deemed to constitute but one instrument.

7-11. Assignment. The BANK may assign this Agreement and its rights hereunder and under any other agreements and instruments referred to herein, and cause the LOAN to be made by any other person or corporation. In the event that the BANK assigns or transfers its rights under this Agreement, such assignee shall thereupon succeed to and become vested with all rights, powers, privileges and duties of the BANK hereunder, and the BANK shall

thereupon be discharged and relieved from its duties and obligations hereunder. None of the BORROWER's rights or duties hereunder are assignable without the BANK's express written consent.

7-12. Joint and Several Obligation. If the BORROWER is two or more persons, their obligations shall be joint and several. Any writing upon which the BANK may rely after the execution of this Agreement shall be binding on the BORROWER although signed by any one of the individual parties constituting the BORROWER or any one partner of the BORROWER if a partnership or any one officer if the BORROWER is a corporation.

7-13. Severability. Any determination that any provision of this Agreement or any application thereof is invalid, illegal, or unenforceable in any respect in any instance shall not affect the validity, legality, and enforceability of such provision in any other instance, or the validity, legality, or enforceability of any other provision of this Agreement.

7-14. Notices. All notices, demands and other communications made in respect to this Agreement shall be made to the following addresses (each of which may be changed upon seven (7) days written notice to all others) given by hand, or by certified or registered mail, return receipt requested, as follows:

If to the BANK:

Gardiner Savings Institution, FSB
Attn: Richard Alden, Exec. Vice President
P.O. Box 190, 190 Water Street
Gardiner, Maine 04345-0190

If to the BORROWER:

Associated Grocers of Maine, Inc.
1000 Brunswick Avenue
Gardiner, Maine 04345

With a copy to
BORROWER'S Counsel:

____
____
____

Any such notice shall be deemed received the earlier of (i) two (2) days after the mailing of such notice in accordance with the terms and conditions and to the addresses provided above, or (ii) the date on which the notice is delivered by hand to the address and to the individual provided above.

7-15. Advances. All amounts which the BANK may advance under this AGREEMENT shall be a LIABILITY, and may be charged by the BANK to any account which the BORROWER maintains with the BANK. All such LIABILITIES shall be repayable with interest at the highest non default rate charged the BORROWER by the BANK under the NOTE.

7-16. Governing Law. This Agreement and all rights and obligations hereunder, including matters of construction, validity and performance, shall be governed by the laws of the State of Maine. The BORROWER submits themselves to the jurisdiction of the courts of said State for all purposes with respect to this Agreement and the BORROWER's relationship with the BANK.

WITNESS the execution hereby under seal the day and year first above written.

Associated Grocers of Maine, Inc.

By:____________________________________
Ronald Cloutier, CFO

GARDINER SAVINGS INSTITUTION, FSB

BY: ____________________________________

____



Gardiner Savings
INSTITUTION, FSB
190 WATER STREET • P.O. BOX 190 • GARDINER, MAINE 04345 • TEL. (207) 582-5550

June 10, 2005(replaces that of March 28, 2005 and April 1, 2005)

Associated Grocers of Maine Inc.
1000 Brunswick Rd.
Gardiner ME 04345

Subject: Commitment for Financing

Dear Ron:

Gardiner Savings Institution, FSB (Hereafter referred to as "Bank") is pleased to inform you that, pursuant to our most recent discussions, your loan request has been approved subject to the following conditions:

Borrower: Associated Grocers of Maine Inc.

Guarantor(s): none

Loan Amount: $2,000,000

Purpose: Fund 70% of the Purchase Price of Various Machinery and Equipment

Use of Funds		**Sources of Funds**	
Machinery and Equipment	$2,857,142	Bank Loan	$2,000,000
		Equity* from Borrower	$857,142
Total	$2,857,142	**Total**	$2,857,142

*Includes Cash, Trade-ins, or verified equity in existing Machinery and Equipment

Term: Advances may be Interest Only for 12 month periods, but any balances older than 12 months must be converted to term loans (maximum term – 60 months).

Option #1

Rate: Index Rate on (currently 6%) Minus 1% adjusted daily as announced from time to time by Bank.

Index Rate: The Index Rate of Interest on this loan shall be the New York Prime Rate. Said "New York Prime Rate" means the prime rate or base rate published in *The Wall Street Journal* on the above said adjustment dates or, if a weekend or holiday, on the business day thereafter under the heading presently titled "Money Rates--Prime Rate" as the "Base Rate on corporate loans at large U.S. money center commercial Banks". If more than one such rate is so published, then the higher of such rates will be used. If *The Wall Street Journal* shall cease publishing such rates, the "Prime Rate" as used herein shall mean the rate announced as such time by the Lender, its successors or assigns on the above said adjustment dates.

OR,

Option #2

Rate: Index Rate (currently 5.75%) Minus 3/4% adjusted daily as announced from time to time by Bank.

Interest Rate Index: The Index Rate of Interest on this loan will be GSI Prime so long as GSI Prime is an operative index. If GSI Prime ceases to be an operative Index Rate of Interest, the index will automatically and immediately become the New York Prime Rate. Said "New York Prime Rate" means the prime rate or base rate published in *The Wall Street Journal* on the above said adjustment dates or if a weekend or holiday, on the business day thereafter under the heading presently titled "Money Rates--Prime Rate" as the "Base Rate on corporate loans at large U.S. money center commercial banks." If more than one such rate is so published, then the higher of such rates will be used. If *The Wall Street Journal* ceases publishing such rates, the "Prime Rate" as used herein will mean the rate announced as such time by the Lender, its successors or assigns on the above said adjustment dates.

Termed out portion: When balance are converted to term loans, the Rates may be Variable Rate or

a Fixed, and will to be determined at the time of conversion. The Variable Rate will be the same as the Option selected above. If a Fixed Rate, it will be the then current Index Rate , plus1 ¼% for the NY Prime Index , or plus 1.5% for the GSI Prime Index. The determination of which Index is to be used will depend on the Index Rate Option selected above in the Rate Section of this Commitment.

Fee: none

Agency Guaranty: none.

Default Interest Rate: Bank will have the right to charge interest, payable on demand, on the unpaid principal balance of the loan at an interest rate of three percent (3%) per annum in excess of the above described interest rate for any period during which Borrower is in default under any document governing or securing the loan.

Payments: Interest only monthly on the unpaid balance on that portion not yet converted to a term loan. Once converted to a Term loan a fixed principal and interest payment will be due monthly commencing one (1) month after conversion. If the Term loan is Variable, on the first anniversary date of the loan and annually thereafter, Bank, in its sole discretion will adjust the monthly payment to an amount which will approximately amortize the remaining principal balance over the remaining amortization schedule at projected interest rates. Borrower agrees, however, to pay, as a minimum monthly payment, the interest portion of any payment should it exceed the regularly scheduled payment. Any unpaid principal plus accrued interest will be due and payable at maturity.

Prepayment Premium: none

Late Charge: Borrower will pay to Bank a late charge of six percent (6%) of any scheduled payment of principal and/or interest which is not paid within thirty (30) days of the date when due.

Security: This loan will be secured with the following assets:
In addition to a Purchase Money Security interest in the items being purchased, a blanket security interest in all accounts receivable, inventory, machinery and equipment, furniture and fixtures, located at 1000 Brunswick Rd. Gardiner ME is required.

Equipment Line of Credit advances: New Equipment loans will be advanced at 70% of invoice with credit for trade-ins and financed with individual or group purchase notes for up to 60 months. Equipment loans made during any one year may be carried at interest only, then grouped into a term loan, provided this done at least annually. Any loans drawn on this line will reduce the line amount available for future new equipment loans.

Appraisal Requirements: Copies of Invoices of Machinery and Equipment purchased will serve as Appraisals for new Equipment and Machinery to be purchased. If Existing Machinery and Equipment is needed to Provide Equity for the 30% Down Payment requirement, said Equipment must be Appraised by an Independent Equipment Appraiser satisfactory to the Bank, and at the expense of the Borrower.

Financial Statements: Borrower and/or Guarantor(s) will furnish Bank with financial information annually or as specified below. The financial information must be signed and in the following form and fashion:

Audited financial; statements of Associated Grocers of Maine Inc. annually within 15 days of receipt, prepared by an independent accountant acceptable in all respects to Bank. Quarterly Management Prepared Financial Statements due within 15 days from the end of each fiscal quarter.

Bank reserves the right to require additional financial information in the future if deemed appropriate and necessary by Bank and/or it's Auditors. At that time, the information required will be in a form and fashion appropriate and customary for this type of borrowing relationship.

Financial Covenants: Borrower will at all times comply with each of the following financial tests, all as determined in accordance with generally accepted accounting principals consistently applied. These covenants will be monitored by Bank's analysis of the Borrower's management-prepared and accountant-prepared financial statements.

(A) Capital Expenditures - Borrower will not in any fiscal year acquire, make or incur any obligation to acquire any real estate, machinery, equipment, fixtures, furniture or other fixed assets by purchase, the aggregate cost for which is in excess of Five-Hundred Thousand and 0/100 Dollars ($500,000.) or in excess of the expenditures approved by the Bank under the Capital Budget, if any.

(B) Debt Service Coverage (DSC) - Borrower's DSC will not be less than 1.2 times. DSC will be determined by adding the net income, depreciation, amortization and interest expense, subtracting any non-financed capital expenditures and dividing the result by the annualized principal and interest payments.

(C) Debt to Net Worth Ratio (D/W) - Borrower will maintain a D/W of not greater than 10X. The D/W will be determined by dividing the total liabilities by the total net worth.

(D) Net Working Capital - Borrower will maintain a minimum positive net working capital of $3.5 Million . ($3,500,000). Net working capital will be determined by subtracting total current

liabilities from total current assets.

(E) Current Ratio - Borrower will maintain a minimum current ratio of 1 to 1. The current ratio will be determined by dividing total current assets by total current liabilities.

(F) Assumption of Others' Liabilities - Borrower/Guarantor will not assume any liability or obligation of another party without the prior written permission of Bank.

(G) Restrictions on Officers' Compensation, Dividends and/or Other Withdrawals -
N/A

(H) Sale of Fixed Assets - Borrower/Guarantor will not dispose of any fixed assets with a value exceeding Twenty Five Thousand and 00/100 Dollars($25,000) without the prior written permission of Bank.

(I) Sale, Merger or Consolidation of Business - Borrower/Guarantor will not enter into any business plan or other agreement that may result in the sale, merger or consolidation of the present entity, or any other business relationship that may have a significant impact on the present entity, without the prior written permission of Bank.

Deposit Relationship: Borrower will open its operating checking account at Bank.

Merchant Account Relationship: Borrower will open its Merchant Bank Card account at Bank.

Additional Documents Needed At This Time:

This Commitment is subject also to the Acceptance by the Borrower of additional Commitments Issued by the Bank on or about this date:

1.)$5,900,000 Construction/Term Mortgage.
2.)$6,500,000 Line of Credit

Other Conditions:

1. Borrower will pay all reasonable out-of-pocket cost and expenses incurred by Bank in connection with the proposed loan and financing arrangement. This will include, but will not be limited to, attorneys' fees, lien search fees, environmental audit fees and appraisal fees. These fees will be paid by Borrower whether or not the transaction contemplated herein is closed.

2. Borrower will execute such further documents to secure the loan transaction contemplated hereunder as counsel for Bank determines necessary or advisable in the interest of Bank.

3. Borrower will provide evidence of its organization, existence, legal good standing, and authority to enter into said transactions as may be required by Bank or its counsel.

4. Any business conducted by Borrower will have all licenses, permits and approvals to operate, including any appropriate environmental approvals prior to loan closing.

5. All collateral shall be kept in good repair and all taxes and municipal assessments thereon shall be paid when due.

6. Hazard and public liability insurance coverage shall be required on all tangible assets listed in the "Security" section of this commitment letter. Bank shall be named mortgagee/loss payee on the hazard policy. The amount of hazard insurance must be equal to the replacement value of the collateral. Prior to loan closing Borrower must provide proof of insurance coverage. This can be in the form of an insurance binder. The binder or policy(ies) must state the following: Gardiner Savings Institution, FSB ISAOA ATIMA, 190 Water Street, P.O. Box 190, Gardiner, Maine 04345.

7. Flood insurance is required on real estate property identified as being located in a Flood Hazard Area. This insurance is mandated by the federal government and obtained through your local insurance agency. Bank will notify you if this requirement applies.

8. Bank, at its option, may apply the loss proceeds of any insurance settlement, either in whole or in part, after deducting all costs of collection including reasonable attorney's fees, in payment of the indebtedness secured, whether due or not, or to reconstruction, restoration, or repair of the collateral.

9. A default in any outstanding loan by Borrower to Bank or to any financial institution will be considered as a default in all loans.

10. Borrower will not transfer title or beneficial ownership of the collateral without the written permission of Bank. Either of the foregoing events without the written permission of Bank will be considered a default and will result in the loan and mortgage and/or security agreement coming immediately due and payable.

11. Title in fee simple to the property to be mortgaged will be evidenced by title insurance issued by a company satisfactory to Bank, naming Bank as the insured. The title insurance policy will provide for survey coverage. (Last sentence applicable only if loan is over $ 500M or if approved subject to survey coverage.)

12. Borrower will not cause or permit to exist any environmental problems from its business activities and will, at all times, maintain compliance with all applicable federal, state, and local environmental and land use laws and regulations, including, but not limited to, those provisions related to fuel and chemical storage tanks.

13. Borrower will promptly notify Bank of any change in the environmental status from that previously supplied to Bank. Further, Borrower will promptly notify Bank of the commencement of any state, federal, or private environmental or land use investigation or enforcement proceeding or threat thereof.

14. Borrower and Guarantor(s) agree to indemnify and hold Bank harmless from liability or loss arising out of violations of any applicable environmental laws or regulations, except insofar as the violation was the result of independent action taken by Bank.

15. No loan commitment given by Bank to Borrower shall be assignable by Borrower.

16. Any additions, deletions, substitutions, or changes in this Agreement must be documented in writing and signed by Bank and Borrower.

17. Borrower must certify to Bank prior to closing, the status of any actions, suits, proceedings, or investigations, now pending or to the knowledge of Borrower threatened against or affecting Borrower and/or Guarantor(s).

The rate and terms of this commitment (and all existing commitments) are in express reliance on the maintenance of the operating checking account of Borrower and on your continuing compliance with the terms and conditions of this commitment and all loan documents. If, for any reason, this relationship changes, Bank specifically reserves the right to review and modify the rate and terms committed.

This commitment was approved on the basis of information and financial data furnished by Borrower and Guarantor(s), and is extended subject to and conditioned on there being no material adverse change in the financial condition of Borrower or Guarantor(s), and no substantive changes in government regulations or monetary policy. In the event of such material adverse change, in the sole opinion of Bank, the right is reserved to terminate this commitment.

To the extent that the terms and conditions as stated herein are not incorporated into the loan documents, this letter will survive the loan closing and will govern our relationship while the loan herein, together with the interest and fees, remain outstanding.

Under Maine law, no promise, contract, or agreement to lend money, extend credit, forbear from collection of a debt, or make any other accommodation for the repayment of a debt for more than $250,000 may be enforced in court against Bank unless the promise, contract or agreement is in writing and signed by Bank. Accordingly, Borrower cannot enforce any oral promise unless it is contained in a loan document signed by Bank, nor can any change, forbearance, or other accommodation relating to the loan, this agreement or any other loan document be enforced, unless it is in writing signed by Bank. Borrower also understands that all future promises, contracts, or agreements of Bank relating to any other transaction between Borrower and Bank cannot be enforced in court unless they are in writing signed by Bank.

If the terms and conditions as herein stated are satisfactory to you, please sign this letter signifying your acceptance and return a signed and accepted copy no later than June 15, 2005, as your authorization for Bank to proceed with the preparation of the necessary loan documentation. You may keep a copy for you files. Unless otherwise extended, this commitment expires if not closed by July 31, 2005.

Sincerely,



Randall J. Clark Sr. VP

ACCEPTED:

Associated Grocers of Maine Inc.



Ronald A. Cloutier CFO



6/23/05
Date

SECURITY AGREEMENT
(Chattel Mortgage)

THIS AGREEMENT, made this **13th** day of **September, 2005**, under the laws of the United States of America,

BETWEEN, Associated Grocers of Maine, Inc., herein collectively called the Debtor of **Gardiner, Maine**, and **GARDINER SAVINGS INSTITUTION, FSB,** a federally chartered savings bank, herein called the Secured Party whose address is: 190 Water Street, P.O. Box 190, Gardiner, Maine, 04345,

WITNESSETH:

To secure the payment of an indebtedness in the amount of **$2,000,000.00** with interest, payable as follows:

In accordance with the terms of a
certain Promissory Note from **Associated Grocers of Maine, Inc.**
of even or near date herewith

and also to secure any other indebtedness or liability of the Debtor to the Secured Party direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, including all future advances or loans which may be made at the option of the Secured Party, (all hereinafter called the "obligations") Debtor hereby grants and conveys to the Secured Party a security interest in, and mortgages to the Secured Party,

a. the property described in the Schedule herein, which the Debtor represents, will be used primarily

______ for personal, family or household purposes
______ in farming operations
XX___ in business or other use

b. all property, goods and chattels of the same classes as those scheduled, acquired by the Debtor subsequent to the execution of this agreement and prior to its termination. (If the property described in the Schedule is for personal, family or household purposes then no security attaches under this section b. unless the debtor acquires rights in them within ten days after the Secured Party gives value.)

c. all proceeds thereof, if any.

d. all substitutions, replacements and accessions thereto (the foregoing a., b., c., and d. hereinafter called the collateral).

1. DEBTOR WARRANTS, COVENANTS AND AGREES AS FOLLOWS:

PAYMENT la To pay and perform all of the obligations secured by this agreement according to their terms.

DEFEND TITLE 1b To defend the title for the collateral against all persons and against claims and demands whatsoever, which collateral, except for the security interest granted hereby and other security interest granted to secured party, is lawfully and owned by the Debtor and is now free and clear of any and all liens, security interests, claims, charges, encumbrances, taxes and assessments except as may be set forth in the schedule.

ASSURANCE OF TITLE 1c On demand of the Secured Party to do the following: furnish further assurance of title, execute any written agreement or do any other acts necessary to effectuate the purposes and provisions of this agreement, execute any instrument or statement required by law or otherwise in order to perfect, continue or terminate the security interest of the Secured Party in the collateral and pay all costs of filing in connection therewith.

POSSESSION 1d To retain possession of the collateral during the existence of this agreement and not to sell, exchange, assign, loan, deliver, lease, mortgage or otherwise dispose of same without the written consent of the Secured Party.

LOCATION 1e To keep the collateral at the location specified in the schedule and not to remove same (except in the usual course of business for temporary periods) without the prior written consent of the Secured Party.

LIENS 1f To keep the collateral free and clear of all liens, charges encumbrances, taxes and assessments.

TAXES 1g To pay, when due, all taxes, assessments and license fees relating to the collateral.

REPAIRS 1h To keep the collateral, at Debtor's own cost. and expense, in good repair and condition and not to misuse, abuse, waste or allow to deteriorate except for normal wear and tear and to make same available for inspection by the Secured Party at all reasonable times.

INSURANCE 1i Debtor shall keep the Premises (including all building, improvements and fixtures) insured against loss or damage by fire, the perils against which insurance is afforded by the Extended Coverage Endorsement with vandalism and malicious mischief endorsements, and such other risks and perils as Secured Party may require from time to time, including, without limitation, insurance against flood damage if the Premises are in a flood hazard area. The policy or policies of such insurance shall be in such form and shall be in such amounts as shall comply with all coinsurance requirements of such policies, and as Secured Party may reasonably require, shall be issued by a company or companies licensed to do business in Maine by the Maine Superintendent of Insurance and approved by Secured Party, and shall provide for Secured Party as mortgagee/loss payee and shall provide at least 10 days' notice of nonrenewal, cancellation or change of coverage to Secured Party. Whenever required by Secured Party, a duplicate copy of such policies or other reasonable proof of insurance shall be delivered immediately to Secured Party. Notwithstanding anything to the contrary which may be contained herein or in the Loan Documents, Debtor and Secured Party agree that all proceeds of fire and extended coverage insurance and proceeds of other policies insuring against other risks and perils as the Secured Party may have required of Debtor or its contractors, architects, or engineers, and all sums received in settlement of losses insured thereby, and all judgments, awards of damage and settlements made as a result of or in lieu of any taking of the Premises or any part thereof under the power of eminent domain or condemnation, including any other awards of sums paid as a result of any government's actions pertaining to or affecting any part of or the use of the Premises and paid to the Secured Party pursuant to the terms and provisions of this Mortgage, or paid to Debtor, whether or not jointly with Secured Party, shall in the first instance be endorsed, paid and delivered by Debtor to Secured Party, so that Secured Party may hold such sums and make the same available for repair, replacement, rebuilding or restoration which shall be undertaken by Debtor; provided (a) that this mortgage, all instruments secured hereby, and all other Loan Documents are. and shall continue to be not in default beyond any grace period, allowed for the curing of any default, (b) that Secured Party shall have first approved all plans, drawings, and specifications for the work to be done, and shall have approved all engineers and contractors who are to furnish services for the work, and (c) that all such sums shall be held by Secured Party at no interest and shall be disbursed to or for the account of Debtor pursuant to the terms of a contraction loan agreement, the terms of which are approved by Secured Party. In particular, the Secured Party may require Debtor to pay, or cause to be paid, to Secured Party on demand and before further restoration funds are advanced, additional funds should restoration and related costs to finish the restoration, in the sole judgment of Secured Party, exceed restoration funds then held by Secured Party therefor. If any one or more of the foregoing terms or conditions are not fulfilled, then Debtor agrees that Secured Party may apply all or part of such sums to the Obligations in such manner as Secured Party may, in its sole discretion, elect,

or at the option of the Secured Party the sums so received or any part thereof may be released; provided, however, Secured Party, may in its discretion, waive any or all of the foregoing terms and conditions. The exercise of any such rights by Secured Party and disposition of such funds by Secured Party shall not constitute a waiver of foreclosure for breach of this Mortgage. Upon foreclosure of this Mortgage or other acquisition of the Premises or any part thereof by Secured Party, all such policies shall become the absolute property of Secured Party, but receipt of any insurance proceeds and any disposition of the same by Secured Party shall not constitute a waiver of any rights of Secured Party, statutory or otherwise, and specifically shall not constitute a waiver of the right of foreclosure by Secured Party in the event of Default or failure of performance by Debtor of any of the Obligations.

LOAN USE OF PROCEEDS 1j If this agreement is security for a loan to be used to pay a part of all of the purchase price of the collateral; to use the proceeds of the loan to pay the purchase price, filing fees and insurance premiums. The Secured Party however, may pay the proceeds directly to the seller of the collateral.

CHANGE OF ADDRESS 1k To immediately notify the Secured Party in writing of any change in or discontinuance of Debtor's place or- places of business and/or residence.

AFFIXED TO REALTY 1l That if the collateral has been attached to or is to be attached to real estate, a description of the real estate and the name and address of the record owner is set forth in the schedule herein; if the said collateral is attached to real estate prior to the perfection of the security interest granted hereby, Debtor will not demand of the Secured Party furnish the latter with a disclaimer or disclaimers, signed by all persons having an interest in the real estate, or any interest in the collateral which is prior to Secured Party's interest.

2. GENERAL PROVISIONS:

NOTES 2a Notes, if any, executed in connection with this agreement, are separate instruments and may be negotiated by Secured Party without releasing Debtor, the collateral, or any guarantor or co-maker. Debtor consents to any extension of time of payment. If there be more than one Debtor, guarantor or co-maker of this agreement or of notes secured hereby, the obligation of all shall be primary, joint and several.

NON-WAIVER 2b Waiver or acquiescence in any default by the Debtor, or failure of the Secured Party to insist upon strict performance by the Debtor of any warranties or agreements in this security agreement, shall not constitute a waiver of any subsequent or other default or failure.

NOTICES 2c Notices to either party shall be in writing and shall be delivered personally or mail addressed to the party at the address herein set forth or otherwise designated in writing.

LAW APPLICABLE 2d The Uniform Commercial Code shall govern the rights, duties and remedies of the parties and any provisions herein declared invalid under any law shall not invalidate any other provision of this agreement.

DEFAULT 2e The following shall constitute a default by Debtor:

non-payment Failure to pay the principal or any installment of principal or of interest on the indebtedness or any notes within thirty (30) days of due date.

violation Failure by Debtor to comply with or perform any provision of this agreement.

misrepresentation False or misleading representations or warranties made or given by Debtor in connection with this agreement.

levy Subjection of the collateral to levy of execution or other judicial process.

insolvency Commencement of any insolvency proceeding by or against the Debtor or of any guarantor of or surety for the Debtor's obligations.

death Death of the Debtor or of any Guarantor of or surety for the Debtor's obligations.

impairment of security Any material reduction in the value of the collateral or any act of the Debtor which materially imperils the prospect of full performance or satisfaction of the Debtor's obligations herein.

opportunity to cure Nonperformance/Cure: If the Debtor violates any covenant or fails to perform any obligation provided in this Security Agreement, the Debtor's said Promissory Note (other than said payment provisions), or any other documents relating to or securing the Debtor's indebtedness to the Secured Party, and such violation continues for thirty (30) days after written notice thereof from the Secured Party, unless it appears, in the Secured Party's sole discretion, that the Debtor is diligently pursuing an action/activity to cure said violation and such cure is obtainable in a reasonable time period.

REMEDIES ON DEFAULT acceleration 2f

Upon any default of the Debtor and at the option of the Secured Party, the obligations secured by this agreement shall immediately become due and payable in full without notice or demand and the Secured Party shall Have all the rights, remedies and privileges with respect to repossession, retention and sale of the collateral and disposition of the proceeds as are accorded to a Secured Party by the applicable sections of the Uniform Commercial Code respecting "Default", in effect as of the date of this Security Agreement.

attorneys' fees, etc.

Upon any default, the Secured Party's reasonable attorneys' fees and the legal and other expenses for pursuing, searching for, receiving, taking, keeping, storing, advertising, and selling the collateral shall be chargeable to the Debtor.

deficiency

The Debtor shall remain liable for any deficiency resulting from a sale of the collateral and shall pay any such deficiency forthwith on demand.

monies advanced

If the Debtor shall default in the performance of any of the provisions of this agreement on the Debtor's part to be performed, Secured Party may perform same for the Debtor's account and any monies expended in so doing shall be chargeable with interest to the Debtor and added to the indebtedness secured hereby.

seizure

assembling collateral

notice of sale

In conjunction with, addition to or substitution for those rights, Secured Party, at its discretion, may: (1) enter upon Debtor's premises peaceably by Secured Party's own means or with legal process and take possession of the collateral, or render it unusable, or dispose of the collateral on the Debtor's, premises and the Debtor agrees not to resist or interfere; (2) require Debtor to assemble the collateral and make it available to the Secured Party at a at a place to be designated by the Secured Party, reasonably convenient to both parties (Debtor agrees that the Secured Party's address as set forth above is a place reasonably convenient for such assembling); (3) unless the collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a recognized market, Secured Party will give Debtor reasonable notice of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition thereof is to be made. The requirements of reasonable notice will be met if such notice is mailed, postage prepaid, to the address of the Debtor shown above, at least three days before the time of sale or disposition.

2g Secured Party may assign this agreement and if assigned the assignee shall be entitled, upon notifying the Debtor, to performance of all of Debtor's obligations and agreements hereunder and the assignee shall be entitled to all of the rights and remedies of the Secured Party hereunder.

FINANCING STATEMENT 2h The Secured Party s hereby authorized to file a Financing Statement.

CAPTIONS 2j The Captions are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope of this agreement nor the intent of any provision thereof.

The terms, warranties and agreements herein contained shall bind and inure to the benefit of the respective parties hereto, and their respective legal representatives, successors and assigns.

The gender and number used in this agreement are used as a reference term only and shall apply with the same effect whether the parties are of the masculine or feminine gender, corporate or other form, and the singular shall likewise include the plural.

This agreement may not be changed orally.

IN WITNESS WHEREOF, the parties have respectively signed and sealed these presents the day and year first above written

Associated Grocers of Maine, Inc.

BY:______________________________

Ronald Cloutier, CFO

____

Witness

SCHEDULE

Describe items of collateral, the address where each item will be located and describe any prior liens, etc., and the amounts due thereon. If items are crops or goods affixed or to be affixed to real estate describe the real estate and state the name and address of the owner of record thereof.

Items	Location

A security interest in any and all accounts and accounts receivable and general intangibles of **Associated Grocers of Maine, Inc.** including but not limited to trade names, trade marks, service marks, patents, copyrights, now owned or hereafter acquired and wherever located. Also a security interest in any and all tangible property and intangible property of **Associated Grocers of Maine, Inc.**, including but not limited to consumer goods, inventory, machinery and equipment, instruments, documents, chattel paper, and general intangible now owned or hereafter acquired and wherever located and the proceeds thereof and fixtures and accession thereto; whether any of the foregoing is owned now or acquired later; all accession, additions, replacements, and substitutions relating to any of the foregoing; all records of any kind relating to any of the foregoing; all proceeds relating to any of the foregoing (including insurance, general intangibles and accounts proceeds).

Associated Grocers of Maine, Inc.
1000 Brunswick Avenue
Gardiner, Maine 04345

GARDINER SAVINGS INSTITUTION, FSB
190 Water Street, P.O. Box 190
Gardiner, Maine 04345

Loan Number ______________
Date Sept. 13, 2005
Maturity Date 09/13/2006
Loan Amount $2,000,000.00

BORROWER'S NAME AND ADDRESS
"I" includes each borrower above, joint and severally

PROMISSORY NOTE
Lender's name and Address
"You" means the lender, its successors and assigns

For value received, I promise to pay to you, or your order, at your address listed above the **PRINCIPAL** sum of **Two Million Dollars and 00/100** Dollars **$2,000,000.00**.

☐ **Single Advance:** I will receive all of this principal sum on __________________, 20____. No additional advances are contemplated under this note.

☒ **Multiple Advance:** The principal sum shown above is the maximum amount of principal I can borrow under this note. On **September 13, 2005** I will receive the amount of **$ 820.00** and future principal advances are contemplated.

Conditions: The conditions for future advances are Upon receipt of acceptable draw requests.

☒ **Open End Credit:** You and I agree that I may borrow up to the maximum amount of principal more than one time. This feature is subject to all other conditions and expires on 09/13/2006.

☐ **Closed End Credit:** You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).

INTEREST: I agree to pay interest on the outstanding principal balance from **September 13, 2005** at the rate of **5.50%** per year

☒ **Variable Rate:** This rate may then change as stated below.

☒ **Index Rate:** The future rate will be **(-1.00%) Below** the following index rate: The New York Prime Rate as published in the Wall Street Journal.

☐ **No Index:** The future rate will not be subject to any internal or external index. It will be entirely in your control.

☒ **Frequency and Timing:** The rate on this note may change as often as DAILY.

A change in the interest rate will take effect on the same date.

☐ **Limitations:** During the term of the loan, the applicable annual interest rate will not be more than _____% or less than ______________________. The rate may not change more than _______________ % each ___________________.

Effect of Variable Rate: A change in the interest rate will have the following effect on the payments:

☐ The amount of each scheduled payment will change. ☐ The amount of the final payment will change.

☒ See Additional Terms Below.

ACCRUAL METHOD: Interest will be calculated on a SIMPLE basis.

POST MATURITY RATE: I agree to pay interest on the unpaid balance of this note owing after maturity, and until paid in full, as stated below:

☒ on the same fixed or variable rate basis in effect before maturity (as indicated above).

☐ at a rate equal to ____.

LATE CHARGE: If a payment is made more than 30 days after it is due, I agree to pay a late charge of 6.00%.

☐ **ADDITIONAL CHARGES:** In addition to interest, I agree to pay the following charges which ☐ are ☐ are not included in the principal amount above.

PAYMENTS: I agree to pay this note as follows:

☒ **Interest**: I agree to pay the accrued interest only monthly based on the outstanding principal balance for 12 months beginning 10/13/2005.

☒ **Principal**: I agree to pay the principal in full at the maturity date of 09/13/2006.

☒ **Installments:** I agree to pay this note in **n/a** payments. The first payment will be in the amount of **n/a** and will be due **n/a**. A payment of **n/a** will be due on the **n/a** day of each month thereafter subject to additional_terms attached hereto.. The final payment of the entire unpaid balance of principal and interest will be due **n/a.**

ADDITIONAL TERMS: Payments will remain the same for twelve (12) months except in the case of negative amortization. Payments will be reamortized on the annual anniversary date to reflect the change(s) in interest. If the rate changes to the extent that negative amortization would take place, the payments will be changed immediately.

Default Interest Rate: Bank shall have the right to charge interest, payable on demand, on the unpaid principal balance of the loan at an interest rate of three percent (3.00%) per annum in excess of the above described interest rate for any period during which the Borrower shall be in default under any document governing or securing the loan.

SECURITY: A security interest in any and all accounts and accounts receivable and general intangibles of **Associated Grocers of Maine, Inc.** including but not limited to trade names, trade marks, service marks, patents, copyrights, now owned or hereafter acquired and wherever located. Also a security interest in any and all tangible property and intangible property of **Associated Grocers of Maine, Inc.**, including but not limited to consumer goods, inventory, machinery and equipment, instruments, documents, chattel paper, and general intangible now owned or hereafter acquired and wherever located and the proceeds thereof and fixtures and accession thereto; whether any of the foregoing is owned now or acquired later; all accession, additions, replacements, and substitutions relating to any of the foregoing; all records of any kind relating to any of the foregoing; all proceeds relating to any of the foregoing (including insurance, general intangibles and accounts proceeds).

PURPOSE: The purpose of this loan is **to fund the purchase of Machinery and Equipment.**

WITNESS:

SIGNATURES: I AGREE TO THE TERMS OF THIS NOTE (INCLUDING THOSE ON PAGE 2). I have received a copy on today's date.

Associated Grocers of Maine, Inc.

____

BY:______________________________
Ronald Cloutier, CFO

DEFINITONS: As used on page 1, ☐means the terms that apply to this loan. "I," "me" or "my" means each Borrower who signs this note and each other person or legal entity (including guarantors, endorsers, and sureties) who agrees to pay this note (together referred to as "us"). "You" or "your" rmeans the Lender and its successors and assigns.

APPLICABLE LAW: The law of the state in which you are located will govern this note. Any term of this note which is contrary to applicable law will not be effective, unless the law permits you and me to agree to such a variation. If any provision of this agreement cannot be enforced according to its terms, this fact will not affect the enforceability of the remainder of this agreement. No modification of this agreement may be made without your express written consent. Time is of the essence in this agreement.

PAYMENTS: Each payment I made on this note will first reduce the amount I owe you for charges, which are neither interest nor principal. The remainder of each payment will then reduce accrued unpaid interest, and then unpaid principal. If you and I agree to a different application of payments, we will describe our agreement on this note. I may prepay a part of, or the entire balance of this loan without penalty, unless we specify to the contrary on this note. Any partial prepayment will not excuse or reduce any later scheduled payment until this note is paid in full (unless, when I made the prepayment, you and I agree in writing to the contrary).

INTEREST: Interest accrues on the principal remaining unpaid from time to time, until paid in full. If I receive the principal in more than one advance, each advance will start to earn interest only when I receive the advance. The interest rate in effect on this note at any given time will apply to the entire principal advance at that time. Notwithstanding anything to the contrary, I do not agree to pay and you do not intend to charge any rate of interest that is higher than the maximum rate of interest you could charge under applicable law for the extension of credit that is agreed to here (either before or after maturity). If any notice of interest accrual is sent and is in error, we mutually agree to correct it, and if you actually collect more interest than allowed by law and this agreement, you agree to refund it to me.

INDEX RATE: The index will serve only as a device for settling the rate on this note. You do not guarantee by selecting this index, or the margin, that the rate on this note will be the same rate you charge on any other loans or class of loans to me or other borrowers.

ACCRUAL METHOD: The amount of interest that I will pay on this loan will be calculated using the interest rate and accrual method stated on page 1 of this note. For the purpose of interest calculation, the accrual method will determine the number of days in a "year". If no accrual method is stated, then you may use any reasonable accrual method for calculating interest.

POST MATURITY RATE: For purposes of deciding when the "Post Maturity Rate" (shown on page 1) applies, the term maturity means the date of the last scheduled payment indicated on page 1 of this note or the date you accelerate payment on the note, whichever is earlier.

SINGLE ADVANCE LOANS: If this is a single advance loan, you and I expect that you will make only one advance of principal. However, you may add other amounts to the principal if you make any payments described in the "PAYMENTS BY LENDER" paragraph below.

MULTIPLE ADVANCE LOANS: If this is a multiple advance loan, you and I expect that you will make more than one advance of principal. If this is closed end credit, repaying a part of the principal will not entitle me to additional Credit.

PAYMENTS BY LENDER: If you are authorized to pay, on my behalf, charges I am obligated to pay (such as property insurance premiums), then you may treat those payments made by you as advances and add them to the unpaid principal under this note, or you may demand immediate payment of the Charges.

SET-OFF: I agree that if in the event of my default not cured within any applicable cure period, you may set off any amount due and payable under this note against any right I have to receive money from you.

"Right to receive money from you" means:
(1) any deposit account balance I have with you;
(2) any money owned to me on an item presented to you or in your possession for collection or exchange; and
(3) any repurchase agreement or other nondeposit obligation.

"Any amount due and payable under this note" means the total amount of which you are entitled to demand payment under the terms of this note at the time you set off. This total includes any balance the due date for which you properly accelerate under this note.

If my right to receive money from you is also owned by someone who has not agreed to pay this note, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole request or endorsement. Your right of set-off does not apply to an account or other obligation where my rights are only as a representative. It also does not apply to any Individual Retirement Account or other tax-deferred retirement account.

You will not be liable for the dishonor of any check when the dishonor occurs because you set off this debt against any of my accounts. I agree to hold you harmless from any such claims arising as a result of your exercise of your right of set-of,

REAL ESTATE OR RESIDENCE SECURITY: If this note is secured by real estate or a residence that is personal property, the existence of a default and your remedies for such a default will be determined by applicable law, by the terms of any separate instrument creating the security interest and, to the extent not prohibited by law and not contrary to the terms of the separate security instrument, by the "Default" and "Remedies" paragraphs herein.

DEFAULT: I will be in default if any one or more of the following occur: (1) I fail to make a payment within 5 days of its due date or in the amount due; (2) I fail to keep the property insured, if required; (3) I fail to pay, or keep any promises on any debt or agreement I have with you which remains uncured for 30 days or such additional time as is reasonably required to cure; (4) any other creditor of mine attempts to collect any debt I owe him through court proceedings subject to cure periods set-out in the loan agreement and/or the mortgage deed securing this note; (5) I die, am declared incompetent, make an assignment for the benefit of creditors, or become insolvent (either because my liabilities exceed my assets or I am unable to pay my debts as they become due) subject to cure periods set out in the loan agreement and/or the mortgage deed securing this note: (6) I make any written statement or provide any financial information that is materially untrue or inaccurate at the time it was provided; (7) any material portion of the collateral securing this note is used in a manner or for a purpose which threatens confiscation by a legal authority; (8) I change my name or assume an additional name without first notifying you before making such a change; (9) any loan proceeds are used for a purpose that will contribute to excessive erosion of highly erodible and or to the conversion of wetlands to produce an agricultural commodity, as further explained in 7 C.F.R. Part 1940, Subpart G, Exhibit M.

REMEDIES: If I am in default on this note you have, and do not cure the same within any applicable cure period but are not limited to, the following remedies:

(1) You may demand immediate payment of all I owe you under this note (principal, accrued unpaid interest and other accrued charges).
(2) You may set off this debt against any right I have to the payment of money from you, subject to the terms of the "Set-Off" paragraph herein.
(3) You may demand security, additional security, or additional parties to be obligated to pay this note as a condition for not using any other remedy.
(4) You may refuse to make advances to me or allow purchases on credit by me.
(5) You may use any remedy you have under state or federal law.

By selecting any one or more of these remedies you do not give up your right to later use any other remedy. By waiving your right to declare an event to be a default, you do not waive your right to later consider the event as a default if it continues or happens again.

COLLECTION COSTS AND ATTORNEY'S FEES: I agree to pay all reasonable costs of collection, replevin or any other or similar type of cost if am in default. In addition, if you hire an attorney to collect this note, I also agree to pay any reasonable fee you incur with such attorney plus court costs (except where prohibited by law). To the extent permitted by the United States Bankruptcy Code, I also agree to pay the reasonable attorney's fees and costs you incur to collect this debt as awarded by any court exercising jurisdiction under the Bankruptcy Code.

WAIVER: I give up my rights to require you to do certain things. I will not require you to:

(1) demand payment of amounts due (presentment);
(2) obtain official certification of nonpayment (protest); or
(3) given notice that amounts due have not been paid (notice of dishonor). I waive any defenses I have based on suretyship or impairment of collateral.

OBLIGATIONS INDEPENDENT: I understand that I must pay this note even if someone else has also agreed to pay it (by, for example, signing this form or a separate guarantee or endorsement). You may sue me alone, or anyone else who is obligated on this note, or any number of us together, to collect this note. You may do so without any notice that it has not been paid (notice of dishonor). You may without notice release any party to this agreement without releasing any other party. If you give up any of your rights, with or without notice, it will not affect my duty to pay this note. Any extension of new credit to any of us, or renewal of this note by all or less than all of us will not release me from my duty to pay it. (Of course, you are entitled to only one payment in full.) I agree that you may at your option extend this note or the debt represented by this note, or any portion of the note or debt, from time to time without limit or notice and for any term without affecting my liability for payment of the note. I will not assign my obligation under this agreement without your prior written approval.

CREDIT INFORMATION: I agree and authorize you to obtain credit information about me from time to time (for example, by requesting a credit report) and to report to others your credit experience with me (such as a credit-reporting agency). I agree to provide you, upon request, any financial statement or information you may deem necessary. I warrant that the financial statements and information I provide to you are or will be accurate, correct and complete.

NOTICE: Unless otherwise required by law, any notice to me shall be given by delivering it or by mailing it by first class mail addressed to me at my last known address. My current address is on page 1. I agree to inform you in writing of any change in my address. I will give any notice to you by mailing it first class to your address stated on page 1 of this agreement, or to any other address that you have designated.

LOAN AGREEMENT

THIS LOAN AGREEMENT is made this **13th** day of **September**, **2005**, by and between **GARDINER SAVINGS INSTITUTION, FSB**, (hereinafter, the "BANK"); a Maine banking corporation with its principal office PO Box 190, Gardiner, Maine, and **Associated Grocers of Maine, Inc.,** (hereinafter, the "BORROWER"), of **Gardiner**, County of **Kennebec,** State of **Maine** in consideration of the mutual covenants contained herein and benefits to be derived herefrom; and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the BORROWER and the BANK hereby agree to the following terms and conditions:

ARTICLE I - ESTABLISHMENT OF LOAN ARRANGEMENT

1-1. Definitions When used in this document, the following terms shall have the following meanings:

A. "IMPROVEMENTS" shall mean the **for the construction of a 41,000 sf expansion, accomplish Freon Conversion of Compressors and payoff existing first mortgage** described in the Plan and Specifications attached to the Construction contract dated **07/26/2005** between **CMC Associates, Inc.** and BORROWER, which said construction contract is marked Exhibit "A" attached hereto and made a part hereof.

B. "LIABILITIES or LIABILITY" ,means, without limitation, one or more of the following: any and all liabilities, debts, and obligations of the BORROWER to the BANK, now existing or hereafter incurred, of every kind, nature and description. "LIABILITIES" also includes, without limitation, each obligation to repay all loans, advances, indebtedness, notes, obligations, and amounts now or hereafter at any time owing by the BORROWER to the BANK (including all future advances or the like whether or not given pursuant to a commitment by the BANK), whether or not any of such are liquidated, unliquidated, secured, unsecured, direct, indirect, absolute, contingent, or of any other type, nature, or description, or by reason of any cause or action which the BANK now or hereafter may hold against the BORROWER.

C. "COMMITMENT LETTER" means the Commitment Letter dated **6/10/2005**, copy of which is attached hereto and made a part hereof and marked Exhibit "B". Said

Commitment Letter shall survive the closing and thereby remain in full force and effect during the entire term of this loan transaction.

D. "LOAN DOCUMENTS" means the said Commitment Letter, the Promissory Note, the Loan Agreement, the Mortgage, the Security Agreement, and all other documents to which the BORROWER, GUARANTOR and/or the BANK are parties relating to this loan transaction of even or near date herewith.

E. "PREMISES" shall mean the real property located in **1000 Brunswick Avenue, Gardiner,** County of **Kennebec**, State of **Maine**, and described in Exhibit "C" attached hereto and made a part hereof.

1-2. **Establishment of Loan**. Subject to the BORROWER'S compliance with the terms and conditions hereinafter set forth, the BANK agrees to lend to the BORROWER and the BORROWER may borrow from the BANK, the sum of **Five Million Nine Hundred Thousand Dollars and 00/100 DOLLARS ($5,900,000.00)** (hereinafter, the "LOAN"), the proceeds of which LOAN may be advanced from time to time as herein provided and shall be repaid with interest by the BORROWER from time to time in accordance with the Borrower's Promissory Note of even or near date (hereinafter, with any extensions, renewals, modifications or replacements thereof, the "NOTE").

1-3. **Purpose of Loan.** The purpose of the loan is to provide financing **for the construction of a 41,000 sf expansion, accomplish Freon Conversion of Compressors and payoff existing first mortgage** on real estate described in Exhibit "C" attached hereto and which real estate is also described in a Mortgage Deed of BORROWER to BANK of even or near date.

1-4**The Note.** All such loans and advances and all repayments thereof made by the BORROWER to the BANK shall be evidenced by the NOTE, shall bear interest as provided therein, and shall be secured by any collateral granted to secure the LIABILITIES, regardless of whether the total amount thereof exceeds the face amount of the NOTE. In the event the NOTE is lost, destroyed, or mutilated at any time prior to the payment in full of the obligations thereunder, the BORROWER shall execute a new note substantially in the form of the NOTE. The NOTE shall not be necessary to establish the indebtedness of the BORROWER to the BANK on account of such loans, advances and repayments.

1-5. **Advances as Indebtedness.** At the time of each advance made under the NOTE or under this Agreement, the BORROWER shall immediately become indebted to the BANK for the amount thereof. Each such advance may, at the BORROWER'S option, be (i) credited by the BANK to any deposit account of the BORROWER with the BANK; (ii) paid to the BORROWER; (iii) applied to any LIABILITY of the BORROWER; or (iv) disbursed as provided for in this Agreement.

1-6. **BORROWER'S Account**. If BORROWER is in default, uncured within applicable grace or cure periods, if any, of any LOAN DOCUMENT, the BANK may charge any account which the BORROWER maintains with the BANK or an affiliate of the BANK, for any payments which the BORROWER may make hereunder or which the BORROWER is obligated to make to the BANK from time to time in connection with the LOAN.

1-7 **Statements.** Any statement rendered by the BANK to the BORROWER shall be considered correct and accepted by the BORROWER and shall be conclusively binding upon the BORROWER unless the BORROWER provides the BANK written objection thereto within twenty (20) days from the receipt of such statements, which written objection shall indicate, with particularity, the reason for such objection.

ARTICLE 2 - CONDITIONS PRECEDENT

Precedent to the effectiveness of this Agreement and to the establishment of the LOAN, the following documents, each in form and substance satisfactory to the BANK, shall have been delivered to the BANK, and the following conditions shall have been satisfied:

2-1. **Delivery of Instruments.** The BORROWER will deliver, or cause to be delivered, to the BANK the following documents, duly executed by the parties thereto and in form and substance satisfactory to the BANK:

A. The NOTE, made by the BORROWER, and payable to the order of the BANK. The NOTE shall be in the original principal amount of **Five Million Nine Hundred Thousand Dollars and 00/100 DOLLARS ($5,900,000.00),** shall be due and payable as provided in the Promissory Note from BORROWER to BANK of even or near date.

B. A Mortgage and Security Agreement (hereinafter, the "MORTGAGE") to be recorded with the **Kennebec** County Registry of Deeds, State of Maine, granting to the BANK, among other collateral, a first mortgage in and to the PREMISES, and a first security interest and assignment in, to and of certain assets of the BORROWER and/or

GUARANTOR, such mortgage, security interest and assignment to secure payment of the NOTE, the prompt, punctual and faithful payment and performance of the BORROWER and/or GUARANTOR hereunder, and the prompt, punctual and faithful payment of all and each of the LIABILITIES.

C. An Assignment of Permits and Approvals from the BORROWER to the BANK.

D. A contract or contracts (hereinafter, collectively the "CONSTRUCTION CONTRACT") for the construction and equipment of the IMPROVEMENTS, and a Collateral Assignment of Construction Contract assigning to the BANK the BORROWER'S rights in and to the CONSTRUCTION CONTRACT, such assignment to secure the LIABILITIES.

E. All projections, budgets, and performances for the IMPROVEMENTS, which, if approved by the BANK shall be deemed incorporated into the LOAN DOCUMENTS (as defined herein).

F. A detailed cost breakdown for the IMPROVEMENTS with appropriate schedules of value for major subcontractors.

G. A Hazardous Waste Indemnity Agreement duly executed by the BORROWER.

H. Such other agreements or instruments as the BANK may request to effectuate the provisions of this Agreement and to establish, protect or perfect the interest of the BANK in any collateral granted to secure the payment and performance of the LIABILITIES.

2-2 **No Event of Default**. No event shall have occurred, or failed to occur, which occurrence or failure is, or which, solely with the passage of time or the giving of notice (or both), would constitute, an EVENT OF DEFAULT (as defined herein), whether or not the BANK has exercised any of its rights upon such occurrence.

2-3. **No Adverse Change.** No event shall have occurred or failed to occur, which occurrence or failure is or could have a materially adverse effect upon the BORROWER'S financial condition.

2-4. **Origination Fee**. The BORROWER shall pay to the BANK the commitment fee of **0.50%** of the construction loan **($29,500.00)**. The commitment fee is consideration for the issuance of this commitment by BANK and the services that BANK has rendered and will

render in preparation for the closing of the loan. The commitment fee is nonrefundable whether or not the loan closes.

2-5. **Cost Breakdown/Disbursement Schedule.** At least five (5) days prior to the closing, and from time to time thereafter, BORROWER shall furnish to BANK the following data, all of which shall be subject to the approval of the BANK: (1) a construction time schedule; (2) a construction loan budget; (3) a disbursement schedule; (4) a construction cost breakdown of the PROJECT itemized as to trade category and subdivision of work to be done, name of each contractor; (5) a breakdown of the indirect construction (nonconstruction) costs including without limitation real estate taxes, legal and accounting fees, surveys, permits and inspection fees, insurance premium, architect's and engineer fees, loan fees, loan interest and marketing, management leasing and advertising expenses; and (6) sources and uses of funds statements.

2-6. **Plans and Specifications.** BORROWER agrees to deliver for review and approval of the BANK at least five (5) days prior to closing a complete set of plans (including site and mechanical plans) and specifications, plans must be approved by all local, state and federal regulatory authorities having jurisdiction over the Property and the improvements to be constructed thereon. BORROWER shall also provide evidence satisfactory to the BANK of the availability of water, sewer, electric, gas and telephone services to the PROPERTY for the completed PROJECT, as applicable.

2-7**BORROWER'S Contracts**. At least five (5) days prior to closing, the BANK must receive and be satisfied with executed and binding contracts of BORROWER with the General Contractor and a detailed trade payment schedule in form to be utilized in the requisition process, based upon the executed contracts and subcontractors. Any change in plans or construction costs from the original schedule, must be submitted to the BANK for review and approval, which approval shall not be unreasonably withheld, conditioned or delayed and in any event, BANK shall approve or disapprove any change request within five (5) business days of receipt. The BANK reserves the right to request the BORROWER to furnish financial statements of such General Contractor.

2-8.**Independent Construction Inspector.** The BANK may engage an independent Construction Inspector and such other consultants, to aid in the review of the initial costs and scheduling of the PROJECT and the progress of work in connection with monthly requisitions and to perform such other consulting responsibilities for the BANK as may be required by the

BANK. The reasonable fees and expenses incurred by the consultants shall be paid by the BORROWER. The work product of any such consultants shall be for the exclusive use and benefit of the BANK and shall not in anyway relieve BORROWER of its responsibilities to oversee, supervise and manage its construction project.

2-9. **Bonds** N/A

2-10. **Certification**. Prior to funding the final requisition for the PROJECT, the BANK will require that the BORROWER furnish the BANK with a certification from the BORROWER that it has accepted the PROJECT as complete and that all bills, costs or other amounts owed up to the time of the final requistion in connection with the PROJECT have been paid, as well as certification from the BORROWER that the PROJECT has been completed in accordance with the plans and specifications and from the general contractor that all subcontractors and persons providing materials to the PROJECT have been paid in full and that no other amounts due for the PROJECT are outstanding.

2-11. **Certificate of Occupancy.** Upon completion of construction, BORROWER shall furnish to BANK a certified copy of a final unconditional certificate of occupancy or other similar document for the entire PROPERTY, issued by the appropriate governmental authority if available, permitting occupancy and use of the PROPERTY for the purposes described in this commitment and as represented by BORROWER to the BANK.

2-12. **Construction Sign.** Upon request of the BANK, the BORROWER shall, at its expense, affix a sign approved by the BANK in a highly visible place, indicating that the BANK is providing financing for the construction of the PROPERTY.

2-13. **Inspection Fee**. The BORROWER shall pay the BANK a reasonable inspection fee for each inspection of the PROJECT made by the BANK in connection with the requisitions for construction loan disbursement in addition to any and all other fees charged or to be reimbursed as herein set forth.

ARTICLE 3 – DISBURSEMENT PROCEDURES

3-1. **Disbursement Limitation**. Disbursements under this LOAN shall be expressly conditioned on the review by the BANK of all requisitions for construction costs and equipment acquisition.

3-2. **Construction Advances.** In accordance with paragraph 3-1. and except as otherwise provided in this Agreement. The proceeds of the LOAN and any other funds delivered to the BANK pursuant hereto for the construction of the IMPROVEMENTS shall be

available for advancement monthly to assist in the financing of the IMPROVEMENTS in accordance with the budget, a copy of which, when complete, shall be annexed hereto as Exhibit "D" (hereinafter the "BUDGET"), in the following manner:

A. At least fifteen (15) business days before the date upon which the BORROWER desires an advance to be made hereunder, the BORROWER shall submit an itemized requisition on a form acceptable to the BANK accompanied by receipts, vouchers, bills of sale and other evidence supporting payment of the amounts set forth in such requisition, stating the amount of the advance, the requisition(s) to be paid from the proceeds thereof, and the date upon which the advance is desired. The BANK may, at any time or times, require that such requisition shall be:

(i) Signed by the CONTRACTOR named in the CONSTRUCTION CONTRACT for the IMPROVEMENTS (hereinafter the "CONTRACTOR"), and approved by the BORROWER and the BANK;

(ii) Accompanied by an affidavit of the BORROWER and of the CONTRACTOR that all bills submitted for labor, materials, fixtures and other items, which have been incorporated into the IMPROVEMENTS or stored on or in the PREMISES or the IMPROVEMENTS have been paid, except for the amount of the subject requisition or agreed upon retainage, together with receipts, vouchers, bill of sale and other evidence of the payment of bills from the proceeds of prior advances;

(iii) Accompanied by a certificate of the BORROWER that the BORROWER is not then in default in the payment, performance or observance of any covenant or condition to be paid, performed or observed by the BORROWER under this Agreement or any agreement or instrument referred to herein or relating to the LOAN, that there has been no material adverse change in any of the BORROWER'S financial condition or the financial information furnished to the BANK in connection with the LOAN, and that no event has occurred or failed to occur which occurrence or failure is, or with the passage of time or the giving of notice (or both), would constitute, an EVENT OF DEFAULT, whether or not the BANK has exercised its rights upon such occurrence;

(iv) Accompanied by Lien waivers in form acceptable to the BANK with respect to all requisitions to be paid with the advances, such lien waivers to provide that the CONTRACTORS have been paid for all work on the IMPROVEMENTS

except as provided for in the subject requisition or agreed upon retainage and waives all lien rights for work complete except for rights relating to the requisitioned payment or future work to be performed.

The submission of any requisition by the BORROWER as provided herein shall be deemed a certification by the BORROWER as to the matters provided for in subparagraphs (iii) and (iv) above.

3-3. **Examination of Title- Condition of promises**. The BANK shall have a reasonable time after its receipt of such a request for an advance to cause the condition of the IMPROVEMENTS to be examined and inspected by the BANK and the independent construction inspector retained by the BANK (hereinafter called the "Independent Construction Inspector"). Further, the BANK shall have a reasonable time after its receipt of such request to cause title to the PREMISES to be examined. The BANK shall not advance any funds hereunder unless the construction and any requisitions, certificates, affidavits and evidence of the payment or bills accompanying the request are satisfactory to the BANK, and the Independent Construction Inspector, and the BANK has received a title certification in form and substance satisfactory to the BANK confirming the validity and priority of the MORTGAGE, covering the advance then being made, and the aggregate amount of all advances secured by the MORTGAGE. Unless there are problems with the said construction or the BORROWER is in default of any of the terms or conditions of the loan documents such "reasonable time" shall not exceed fifteen (15) days.

3-4. **Retainage**. Subject to the terms and conditions of this Agreement and upon the BORROWERS compliance with all of the conditions precedent contained herein with respect to any advance, during the entire period of the planned improvements, as determined by the BANK'S Independent Construction Inspector, the BANK, may advance a sum equal to ninety-five (95%) percent of the then value of all labor, materials, fixtures and other items incorporated into the IMPROVEMENTS in accordance with the PLANS (as defined herein) or satisfactorily stored on the PREMISES for inclusion within the IMPROVEMENTS within ten (10) days of the date of the subject requisition, each to the satisfaction of the BANK and the Independent Construction Inspector, less the aggregate of any previous advances.

3-5. **Final Advance of Construction Funds.** Notwithstanding any provision to the contrary herein, the BANK shall have the right to withhold the final advance of the construction portion of the LOAN until after material completion of the IMPROVEMENTS in accordance with

the PLANS and receipt by the BANK of an Occupancy Permit, and of a certificate of the independent Construction Inspector and GENERAL CONTRACTOR that the IMPROVEMENTS are so completed and are ready for occupancy, and final lien waivers from the GENERAL CONTRACTOR and all sub-contractors.

3-6**Effect of Advance.** The BANK may, in its sole discretion, waive any of the conditions precedent provided for herein with respect to any advance, and make such advance. The making of any such advance shall not be deemed a waiver of any such condition precedent for any subsequent Advance. Further, the making of an advance or part of an advance shall not be deemed an approval or acceptance of any labor, materials, fixtures or other items, or an acknowledgment or waiver by the BANK of compliance with the provisions of this Agreement, by the BORROWER.

3-7. **Disbursements.** The BANK shall have the option to make payment hereunder as provided in Paragraph 1-5, herein, or directly to the CONTRACTOR or to any subcontractor for the account of the BORROWER, regardless of whether any requisition so paid has been approved by the BORROWER and each such payment shall be deemed an advance under this Agreement.

3-8. **Application of Proceeds.** The BORROWER shall apply the proceeds of all advances to pay amounts due for labor, materials, fixtures and other items furnished in connection with the construction and equipment of the IMPROVEMENTS in accordance with the BUDGET and the provisions of the CONSTRUCTION CONTRACT and the PLANS.

3-9**Other Advances**. In addition to the items requisitioned by the BORROWER, the BANK, at any time and from time to time, after Default by BORROWER uncured within applicable grace or cure periods, if any, shall have the option to make payments for the following purposes:

A. To pay any expenses connected with the examination and inspection of the title to and the condition of the PREMISES and the IMPROVEMENTS, including, without limitation, the cost of the Independent Construction Inspector and any survey, appraisal or inspection fees and disbursements of attorneys and engineers;

B. To pay any sums not paid when due for taxes, water charges and other municipal charges and assessments and for insurance premiums;

C. To discharge or release attachments and other involuntary encumbrances, or if not paid when due or if in default, to pay, in whole or in part any mortgages, security

interest, and other voluntary liens, on the PREMISES, the IMPROVEMENTS, and materials, fixtures or other items stored or to be stored thereon or therein or any personal property used or to be used thereon or in connection with the operation thereof;

D. To pay any and all expenses incurred by the BANK in connection with the establishment of the LOAN and the enforcement or exercise of the rights and remedies of the BANK hereunder or under any other document or instrument executed or delivered in connection with the LOAN;

E. To pay interest on the NOTE as it accrues;

F. To pay any fees payable to the BANK or any LIABILITY of the BORROWER to the BANK under the provisions of this agreement.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES

In order to induce the BANK to enter into this Agreement and to extend credit to the BORROWER hereunder, the BORROWER hereby represents and warrants that:

4-1. **Financial and Other Information.** The BORROWER has heretofore furnished to the BANK copies of its financial statements. The financial statements have been prepared in *accordance with generally accepted accounting principals and fairly represent the financial* condition of BORROVVER at the dates thereof. The BORROWER has no knowledge of any material contingent liabilities, which are not referred to in the financial statements referred to above.

BORROWER shall furnish BANK annually its REVIEWED financial statements within ninety days of the close of each fiscal year, prepared by an independent Certified Public Accountant satisfactory to BANK. For the first three years of operation, quarterly, internally prepared Profit and Loss statements and balance sheets must be sent to BANK. Said statements must be accompanied with management's assessments as to projections. BANK reserves the right to require this review beyond the three-year term.

4-2. **Change in Condition.** There has been no material adverse change in the business and assets or in the financial condition of the BORROWER since the submission to BANK of said financial statements and the BORROWER has not entered into any material transactions outside of the ordinary course of business except as disclosed elsewhere herein.

4-3. **Assets**. The BORROWER has good and marketable title to all assets reflected in the balance sheet referred to in Section 4-1. hereof.

4-4. **Litigation.** There is no litigation, at law or in equity, or any proceeding before any court, board or other governmental or administrative agency or any arbitrator pending or to the knowledge of the BORROWER threatened which may involve any material risk of any material final judgment or liability, not adequately covered by insurance or which may otherwise result in any material adverse change in the business or assets or in the financial condition of the BORROWER, or which seeks to enjoin the consummation of, or which questions the validity of, any of the transactions anticipated by this Agreement or any other LOAN DOCUMENT, judgment, decree, or order of any court, board or other governmental or administrative agency or arbitrator has been issued against the BORROWER, which has, or may have, any material adverse effect on this business or assets or on the financial condition of the BORROWER.

4-5. **Tax Returns.** The BORROWER has filed all tax returns which are required to be filed and have paid, or made adequate provision for the payment of, all taxes which have or may become due pursuant to said returns or to assessments received. The results of all audits of the tax returns of the BORROWER are fully reflected in the balance sheets referred to in section 4-1. hereof. The BORROWER knows of no material additional assessments since said date for which adequate reserves appearing in the said balance sheet have not been established. The BORROWER has made adequate provision for all current taxes and in the opinion of the BORROWER, there will not be any material additional assessments for any fiscal periods prior to and including that which ended in excess of the amounts reserved therefor in the balance sheet as at such date.

4-6. **No Legal Obstacle to Agreement**. Neither the execution and, delivery of this Agreement, nor the making by the BORROWER of any borrowings hereunder, the securing of the LIABILITIES nor the consummation of any transaction herein or therein referred to or contemplated hereby or thereby nor the fulfillment or the terms hereof and thereof or of any agreement or instrument referred to in this Agreement or any of the LOAN DOCUMENTS, has constituted or resulted in or will constitute or result in a breach of the provisions of any contract to which the BORROWER is a party or the violation of any law, judgment, decree or governmental order rule or regulation applicable to the BORROWER, or result in the creation under any agreement or instrument in any Lien upon any of the assets of the BORROWER other than the created the LOAN DOCUMENTS. No approval, authorization or other action by, or any declaration to or filing with, any governmental authority or any other person is required

to be obtained or made by the BORROWIER in connection with the execution, delivery and performance of this Agreement or any of the LOAN DOCUMENTS or the transactions contemplated hereby or thereby, or the making of any borrowing by a BORROVVER hereunder, or the securing of the LIABILITIES, other than the filing of the documents and instruments which are needed in order to perfect security interest in the collateral.

4-7. **Disclosure**. The BORROWER has disclosed all material facts regarding the construction of the IMPROVEMENTS to the BANK regarding this transaction and has not withheld or failed to disclose any fact of significance.

4-8. **Organization and Business.** The BORROWER is a duly organized and validly existing corporation in good standing under the laws of the State of Maine, with corporate powers adequate for the making and performing of this Agreement and the LOAN DOCUMENTS executed in connection herewith and for the making the IMPROVEMENTS. Certified copies of the Articles of incorporation and By-Laws of the BORROWER as they are in effect on the date hereof and as they will be in effect on the closing date have been previously delivered to the BANK and are true, accurate and complete.

4-9. **Corporate Action.** The BORROWER has taken all corporate action required to make all the provisions of this Agreement and the LOAN DOCUMENTS executed in connection herewith the valid and enforceable obligations they purport to be.

4-10. **Other Representations.** The representations, covenants, and warranties herein are in addition to others, previously, presently, or hereafter made by the BORROWER to or with the BANK in any other instrument, including without limitation, the MORTGAGE. All material representations made by the BORROWER to the BANK in the LOAN application or otherwise with respect to obtaining the LOAN shall be deemed to be material and relied upon by the BANK in issuing the Commitment and shall survive the closing of the LOAN.

ARTICLE 5 - BORROWER'S COVENANTS

To induce the BANK to enter into this Agreement and to make advances from time to time hereafter pursuant to the LOAN, in addition to the Covenants, warranties and representations made herein further covenant as follows:

5-1. **Construction in Accordance with Plans**. The BORROWER will forthwith construct, equip and complete the IMPROVEMENTS, in accordance with such Plans delivered to the BANK in connection with this LOAN (hereinafter, collectively, the "PLANS") and

approved by the BANK. The BORROWER shall not make or suffer any material change in the PLANS or the IMPROVEMENTS without the prior written consent of the BANK.

5-2. **Quality of Materials.** All materials used in the construction and equipment of the IMPROVEMENTS shall be of the best quality called for by the PLANS, and the workmanship employed therein shall be first class in every respect, and both materials and workmanship shall be satisfactory to the BANK.

5-3. **Construction Covenants**. The BORROWER further covenants and agrees as follows:

A. Not to use any materials, fixtures or other items in the construction and equipment of the IMPROVEMENTS to which the BORROWER does not have or will not obtain title, except for the security interest of the BANK therein and to furnish to the BANK, upon demand, such receipts, vouchers, bills of sale and other evidence of the title of the BORROWER thereto as the BANK may require.

B. To commence the IMPROVEMENTS within thirty (30) days of the closing of the LOAN and to complete the IMPROVEMENTS, in accordance with the PLANS, and have them ready for occupancy and/or use (as applicable) on or before **4/15/2006**, (hereinafter with any extensions as may be provided for herein or approved by the BANK in writing, referred to as the CONSTRUCTION COMPLETION DATE).

C. To furnish to the BANK, from time to time, upon request, a surveyor's certificate or survey showing: (i) the IMPROVEMENTS to be within the lot and buildings lines of the PREMISES, and otherwise in compliance with all applicable zoning and building laws, and all agreements, easements and restrictions of record; (ii) that no structure of any adjoining property encroaches upon the PREMISES; (iii) the location of all easements, utilities and rights of way existing at the date of such survey, either above or below ground; and (iv) that the IMPROVEMENTS are constructed in accordance with the PLANS. Under normal circumstances a mortgage inspection survey shall be adequate to satisfy the requirements of this paragraph.

D. Not to construct any improvements on the PREMISES additional to those described in the PLANS, without, in each instance, the prior written approval of the BANK of any such change order, pursuant to section 2-7. hereof.

E. To do no act or thing, direct or indirect, to hinder, delay or impede the construction or equipment of the IMPROVEMENTS.

F. To obtain all licenses, permits, certificates of occupancy and other instruments or documents evidencing approval or authorization which may be required by law, by this Agreement, by any agreement or instrument referred to herein, or by any agreement or restriction of record, for the construction and occupancy of the IMPROVEMENTS and the PREMISES.

5-4. **Conduct of Business- etc.** The BORROWER will comply in all material respects with all material, valid and applicable statutes, rules and regulations of the United States, of the states thereof and their counties, municipalities and other subdivisions and of any other jurisdiction applicable to it, all as in effect from time to time, except where compliance therewith shall at the time be contested in good faith by appropriate proceedings.

5-5. **Insurance.** The BORROWER will keep its assets which are of an insurable character insured by financially sound and reputable insurers against loss or damage by fire, explosion or hazards insured against by extended coverage in amounts sufficient to prevent it from becoming a co-insurer and not in any event less than 80% of the insurable value of the property insured, and will maintain with financially sound and reputable insurers, insurance against product liability and other hazards and risks and liability to persons and property to the extent and in the manner customary for companies in similar businesses similarly situated; provided, however, that it may effect workers' compensation insurance of similar coverage with respect to operations in any particular state or other jurisdiction through an insurance fund operated by such state of jurisdiction. In addition, the BORROWER will maintain insurance in the amounts and of the types and containing the terms required by the MORTGAGE.

5-6. **Financial Statements**. The BORROWER will maintain a standard system of accounting in which full, true and correct entries will be made of all dealings and transactions in relation to their business and affairs in accordance with generally accepted accounting principles. BORROWER will provide BANK with audited financial statements within nine weeks of end of fiscal year. At all times that the LOAN is outstanding, the BANK reserves the right to request and receive current financial and, operation statements for the PROJECT, the BORROWER in form and content acceptable to the BANK. Failure to provide financial statements as required or requested shall be a default under the LOAN DOCUMENTS. If, in the BANK'S sole discretion, the financial statements disclose material adverse changes in the

financial position of any party to this transaction, then the BANK shall not be obligated to make any further disbursements under the LOAN DOCUMENTS.

5-7. **Taxes, etc.** The BORROWER will duly pay and discharge, or cause to be paid or discharged, before the same shall become in arrears, all taxes, assessments and other governmental charges or levies, imposed upon it and its properties, sales and activities, or any part thereof, or upon the income or profits therefrom, as well as all claims for labor materials or supplies which if unpaid might by law become a lien or charge upon any of its Property.

5-8. **Performance of Liabilities**. The BORROWER shall pay when due, and promptly, punctually, and faithfully perform each an every LIABILITY, obligation, covenant and condition to be paid, performed or observed by the BORROWER under this Agreement and under all agreements or instruments referred to herein or relating to the LOAN.

5-9. **Construction Deficiency**. The BORROWER shall deposit with the BANK, upon demand, at any time or times, sums equal to the difference between (i) the amount of money deemed necessary by the BANK to pay the cost of completion of the IMPROVEMENTS in accordance with the PLANS and/or the BUDGET and (ii) the aggregate amount of the LOAN, which funds shall be disbursed by the BANK prior to the disbursement of any unadvanced balance of the LOAN.

5-10. **Maintain Records.** The BORROWER shall maintain adequate books of account and other records concerning the IMPROVEMENTS, and will permit the BANK, upon reasonable request, during normal business hours, to examine any or all of such records at the cost and expense of the BORROWEFR; will permit the BANK, at any time or times, to enter upon the PREMISES for the purposes of inspecting the progress of the construction and equipment of the IMPROVEMENTS; and will furnish the BANK with such other information and such professional opinions as the BANK may request for the purpose of determining compliance by the BORROWER with the PLANS, this Agreement, any or all agreements and instruments referred to herein and any or all agreements, easements and restrictions of record, it any.

5-11. **Liens**. The BORROWER shall not permit or suffer for a period of no more than sixty (60) days the recording of (i) any notice of contract or mechanic's lien relating to the PREMISES or the construction and equipment of the IMPROVEMENTS; (ii) any Federal tax lien; (iii) any other voluntary or involuntary lien, attachment or other encumbrance on the PREMISES, the IMPROVEMENTS, any materials, fixtures, or other items stored or to be

stored thereon or therein, or any personal property used or to be used in connection with the operation thereof, except for existing liens listed on the title opinion to BANK, a copy of which is attached hereto and marked Exhibit "E". Provided, however, if BORROWER chooses to contest said lien, then BORROWER shall provide BANK with all security acceptable to BANK to cover the value of any such liens.

5-12. **Financing Assistance Signs.** The BANK shall have the right to reflect its involvement in the construction of the IMPROVEMENTS by maintaining financing assistance signs at the PREMISES, issuing press releases, and advertising in newspapers. With respect to such signs, the BORROWER agrees (i) to provide prominent and suitable locations for the display of such signs; (ii) to cause, at BORROWER'S expense, the signs to be displayed in such places by suitably affixing the sign to the IMPROVEMENTS; (iii) to maintain such signs for the duration of construction of the IMPROVEMENTS; and (iv) that the design for any signs shall be satisfactory to the BANK. The BORROWER agrees to include reference to the BANK, if the BANK so elects, in any major press releases relative to the IMPROVEMENTS.

5-13. **Other Actions**. The BORROWER shall not indirectly do or cause to be done any act, which, if done directly by the BORROWER, would breach any covenant contained in this Agreement.

5-14. **Expenses.** Whether or not the Commitment is terminated for any reason and whether or not the LOAN closes, the BORROWER agrees to pay for all expenses fees and charges with respect to the LOAN or in any way connected therewith including, without limitation, appraisal fees, legal fees, architect's and engineer's fees, survey costs, brokerage commissions, title costs, recording costs, or stamps, inspection fees by BANK personnel or consultants or any other customary and reasonable expenses as are incurred in connection with the processing and/or closing of the LOAN. Payment of such costs shall be in addition to and not out of the proceeds of the Application, Commitment or Origination fees referred to herein.

5-15. **Transfer of Borrower's Interest**. The identity of the BORROWER is of material importance to the BANK. The Commitment and any collateral for the LOAN shall not be assigned or transferred by the BORROWER, nor may there be any sale or transfer of ownership of any legal or equitable interest in the BORROWER without the BANK'S prior written approval. No junior mortgage or encumbrance affecting the security or collateral of the proposed LOAN will be allowed without the BANK'S prior written consent.

5-16. **Participation.** The BANK reserves the right to participate with other lending institutions in making this LOAN.

5-17. **Future Advances.** Any mortgage or other instrument of security given to secure BORROWER'S obligations under the LOAN shall also secure any extensions, renewals or modifications of the LOAN and any other obligations or liabilities of the BORROWER to the BANK whether arising prior to or subsequent to the closing of the LOAN.

ARTICLE 6 – EVENTS OF DEFAULT; RIGHTS UPON DEFAULT

6-1. **Events of Default**. The Occurrence of any one or more of the following, not cured within any applicable cure period, (hereinafter. the "EVENTS OF DEFAULT") shall be an event of default hereunder. Further, the occurrence of any EVENT OF DEFAULT shall also constitute, without notice or demand, a default under the NOTE, the MORTGAGE, and all other agreements between the BANK and the BORROWER or instruments and papers given the BANK by the BORROWER, whether now existing or hereafter arising.

A. Reasonable determination by the BANK that the BORROWER will be unable to comply with all of the material requirements of this Agreement or will be unable to complete the IMPROVEMENTS in accordance with the BUDGET or on or before **4/15/2006**;

B. Attachment, by trustee process or otherwise, of any undisbursed proceeds of the LOAN or other funds of the BORROWER in possession of the BANK, whether held under this Agreement or otherwise;

C. Substantial suspension of the Construction or equipment of the IMPROVEMENTS (not consistent, with the construction plan for the premises) for a period in excess of twenty (20) consecutive days, unless caused by strike, fire, Act of God or other cause beyond the control of the BORROWER; or for a period in excess of thirty (30) days, irrespective of the cause thereof;

D. Suspension of construction, damage to or destruction of the IMPROVEMENTS, or any portion thereof, to such an extent that, in the reasonable opinion of the BANK, the BORROWER cannot complete the IMPROVEMENTS, in accordance with the PLANS, and have them ready for occupancy on or before sixty (60) days after the CONSTRUCTION COMPLETION DATE.

E. Any representation or warranty made herein shall prove to be false or misleading in any material respect, when made;

F. Any report, certificate, financial statement or other instrument furnished in connection with this Loan Agreement or to the borrowings hereunder shall prove to be false or misleading in any material respect, when made or given;

G. Default in the payment of the principle and interest on (together with premium thereon, if any) any Note, as and when due and payable, and after applicable cure periods in the Note;

H. Default made with respect to any indebtedness (other than the Notes) of the BORROWER when due or the Performance of any other obligation incurred in connection with any indebtedness for borrowed money of the BORROWER, if the effect of such default is to accelerate the maturity of such indebtedness or to permit the holder thereof to cause such indebtedness to become due prior to its stated maturity or any such indebtedness shall not be paid when due;

I. Default in the due observance or performance of any other covenant, condition or agreement on the part of the BORROWER to be observed or performed pursuant to the terms hereof;

J. The BORROWER shall (i) apply for or consent to the appointment of a receiver, trustee or liquidator of the BORROWER or such subsidiary or any of their respective properties or assets, (ii) at in writing its inability to pay its debts as they mature. (iii) make a general agreement for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent or (v) file a voluntary petition in Bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors or to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it in any proceeding under any such law or if corporate action shall be taken by the BORROWER or any such subsidiary, for the purpose of effecting any of the foregoing;

K. An order, judgment or decree shall be entered, without the application, approval or consent of the debtor by any court of competent jurisdiction, approving a petition seeking reorganization of the BORROWER or of all or a substantial part of the respective properties or assets of the BORROWER or appointing a receiver, trustee or liquidator of the BORROWER and such order, judgment or decree shall continue unstayed and in effect for any period of 60 days; or

L. Final judgment for the payment of money in excess of $25,000 shall be rendered against the BORROWER and the shall remain undischarged for a period of 30 days during which execution shall not be effectively stayed or it is not covered by insurance;

M. The occurrence of any default of event of default, or failure of the BORROWER to promptly pay or perform or observe faithfully any liability, covenant or obligation to be paid, performed or observed by the BORROWER hereunder or under any other instrument or agreement between the BORROWER and the BANK, including, without limitation, the NOTE and the MORTGAGE, subject to any applicable grace or cure periods notwithstanding that the BANK may not have exercised its rights upon default thereunder.

6-2. **Suspension of Disbursement Provisions**. Upon the Occurrence of any event, which constitutes, or solely with the passage of time would constitute, an EVENT OF DEFAULT under Paragraph 6-1 herein, the BANK, may, at its option, suspend the disbursement provisions of this Agreement. Upon such suspension the BANK shall provide the BORROWER with prompt notice of such suspension.

6-3. **Rights upon Default.** Upon the occurrence of any of the aforesaid EVENTS OF DEFAULT, the BANK may (i) declare any and all LIABILITIES to be immediately due and payable, without demand or notice, (ii) exercise the rights of the BANK upon default hereunder, and (iii) exercise the rights of the BANK upon default under any other documents, agreements or instruments executed by the BORROWER in connection with the LOAN, including, without limitation, the NOTE and the MORTGAGE.

6-4. **Advances.** Notwithstanding the maturity of the NOTE or the occurrence of any EVENT OF DEFAULT, the BANK may make such advances or parts of advances thereafter without thereby waiving the right to demand payment of the unpaid principal of and all accrued interest on the NOTE, without becoming liable to make any other or further advances, and without affecting the validity of the NOTE, the MORTGAGE, or other security for the LOAN.

6-5. **Right to Take Possession.** In addition to all other rights and remedies available to the BANK hereunder and under applicable law, the BANK, may, at any time or times after the occurrence of any EVENT OF DEFAULT, take possession of the PREMISES and the IMPROVEMENTS and all materials, fixtures, tools, equipment, appliances and other items thereon or therein belonging to the BORROWER, which may be occupied or used by the

BANK without payment of any rental or fee therefor, and proceed to complete the construction and equipment of the IMPROVEMENTS in accordance with the PLANS with such modifications or amendments as determined by the BANK, in its sole discretion. The BORROWER will pay to the BANK, upon demand, all sums expended by the BANK for such completion regardless of whether the total amount of the sums so expended, together with all other advances made by the BANK hereunder, exceeds the face amount of the NOTE, and in addition, the BORROWER shall pay to the BANK for such completion regardless of whether the total amount of the sums so expended, together with all other advance made by the BANK hereunder, exceeds the face amount of the NOTE, and, in addition, the BORROWER shall pay to the BANK an amount equal to ten (10) percent of the total amount of the sums so expended by the BANK (which amount shall not be applied to the LIABILITIES) as a fee for its services in connection with such completion. All sums so expended for such completion and the fee payable by the BORROWER for the services of the BANK, as provided in the preceding sentence of this Paragraph 6-5. shall be deemed advances under the NOTE and this Agreement shall accrue interest at the highest rate provided in the NOTE, and shall be secured by the MORTGAGE and any other security given by the BORROWER to the BANK to secure the LIABILITIES, regardless of whether the total amount thereof, together with all other advances made by the BANK, exceeds the face amount of the NOTE.

6-6. **No Obligations of Bank to Complete Improvements.** In the event that the BANK exercises the right to take possession of the PREMISES and the IMPROVEMENTS under this Article 6. it shall not be obligated to continue the construction and equipment of the IMPROVEMENTS at all or, if it does so continue the construction, longer than it shall deem appropriate, in its sole discretion, and may at any time abandon such construction and equipment and refuse to make further payments for the account of the BORROWER, whether or not the IMPROVEMENTS have been completed and without affecting the validity of the MORTGAGE and any other security given by the BORROWER to the BANK for advances already made under this paragraph and other provisions of this Agreement.

ARTICLE 7 - MISCELLANEOUS

7-1. **Waiver or Delay.** The rights, remedies, powers, privileges, and discretion of the BANK hereunder small be cumulative and not exclusive of any rights or remedies which it would otherwise have. No delay or omission by the BANK in exercising or enforcing any of the BANK'S rights and remedies shall operate as, or constitute a waiver thereof. No waiver by the

BANK of any EVENT OF DEFAULT or of any default under any other agreement shall operate as a waiver of any other default hereunder or under any other agreement. No single or partial exercise of any of the BANK'S rights or remedies, and no other agreement or transaction, of whatever nature entered into between the BANK and the BORROWER at any time, either express or implied, shall preclude the other or further exercise of the BANK'S rights and remedies. No waiver by the BANK of any of the BANK'S rights and remedies on any one occasion shall be deemed a waiver on any subsequent occasion, nor shall it be deemed a continuing waiver. All of the BANK'S rights and remedies and all of the BANK'S rights, remedies, powers, privileges, and discretion under any other Agreement or transaction are cumulative, and not alternative or exclusive, and may be exercised by the BANK at such time or times and in such order of preference as the BANK in its sole discretion may determine.

7-2. **Amendments.** No amendment of this Agreement and no waiver of any provision hereof shall be effective unless in writing land duly executed by a duly authorized officer of the BANK, and then only to the, extent specifically set forth therein.

7-3. **Successors to Borrower.** This Agreement shall be binding upon the BORROWER and the BORROWER'S heirs, executors, administrators, representatives, successors and assigns, and shall inure to the benefit of the BANK and the BANK'S successors and assigns. Notwithstanding any other provisions of this Agreement, if the BORROWER is dissolved or if the BORROWER conveys or is deprived of the title to the PREMISES, the BANK shall have the option to continue to make advances to the BORROWER, and all sums so advanced shall be deemed advances under this Agreement and under the NOTE, and shall be secured by the MORTGAGE and any other collateral granted to secure the LIABILITIES.

7-4. **Approval of Counsel to Bank.** All certificates, opinions, agreements, instruments, documents or other papers to be furnished by the BORROWER to the BANK under this Agreement or relating to or connected with the LOAN or any undertaking contemplated hereby, shall at the request of the BANK, be approved as to form and content by counsel for the BANK with respect to all transactions under this Agreement.

7-5. **Responsibility of Bank**. The BANK shall not be liable for any loss sustained by the BORROWER resulting from any action, omission, or failure to act by the BANK with respect to the exercise or Enforcement of its rights under this Agreement or its relationship with the BORROWER unless such loss is caused by the willful misconduct and actual bad faith

of the BANK. This Agreement and the BANK'S exercise or its rights hereunder shall not operate to place any responsibility upon the BANK for the construction, control, care, management, or repair of the improvements on the PREMISES, nor shall it operate to place an responsibility upon the BANK to complete construction of the IMPROVEMENTS, or make the BANK responsible or liable for any waste committed on the PREMISES, any damages or defective condition of the PREMISES, or any negligence in the construction, management, upkeep, repair, or control of the PREMISES.

7-6. **Indemnification.** The BORROWER shall indemnify, defend, and hold the BANK harmless of and from any claim brought or threatened against the BANK by the BORROWER, any guarantor or endorser of the LIABILITIES, or any other person (as well as from attorneys' reasonable fees and expenses in connection therewith) on account of the LOAN and the IMPROVEMENTS or on account of the BANK'S relationship with the BORROWER or any other guarantor or endorser of the LIABILITIES (each of which may be defended, compromised, settled, or pursued by the BANK with counsel or the BANK'S selection, but at the expense of the BORROWER) provided such indemnification shall not include any claim or action arising out of the gross negligence or willful misconduct of the BANK in which final judgment is entered against the BANK. The within indemnification shall survive payment of the LIABILITIES and/or any termination, release, or discharge executed by the BANK in favor of the BORROWER.

7-7. **Payment of Costs.** The BORROWER shall pay on demand all costs and all expenses of the BANK in connection with the preparation, execution, and delivery of this Agreement and of any other documents and agreements between the BORROWER and the BANK, including, without limitation, attorneys' reasonable fees and disbursements, and all expenses which the BANK may hereafter incur in connection with the collection of the LIABILITIES or the protection or enforcement of any of the BANK'S rights against the BORROWER, and any guarantor or endorser of the LIABILITIES. Further, the BORROWER shall pay all of the costs and expenses of the CONSTRUCTION CONSULTANT. The BORROWER authorizes the BANK to pay all such expenses and to charge the same to any account of the BORROWER with the BANK.

7-8. **Time of Essence.** Time is of the essence of this Agreement.

7-9. **Consent.** The BORROWER may take any action herein prohibited or omit to perform any act required to be performed by them, if the BORROWER shall obtain the prior

written consent by a duly authorized officer of the BANK for each such action, or omission to action.

7-10. **Execution in Counterparts.** This Agreement may be executed in any number of counterparts, each of which when executed and delivered, shall be deemed to be an original, but such counterparts shall together be deemed to constitute but one instrument.

7-11. **Assignment.** The BANK may assign this Agreement and its rights hereunder and under any other agreements and instruments referred to herein, and cause the LOAN to be made by some other person or Corporation. In the event that the BANK assigns or transfers its rights under this Agreement, such assignee shall thereupon succeed to and become vested with all rights, powers, privileges and duties of the BANK hereunder, and the BANK shall thereupon be discharged and relieved from its duties and obligations hereunder. None of the BORROWER'S rights or duties hereunder are assignable without the BANK'S express written consent.

7-12. **Joint and Several Obligation.** If the BORROWER is two or more persons, their obligations shall be joint and several. Any writing upon which the BANK may rely after the execution of this Agreement shall be binding on the BORROWER although signed by any one of the individual parties constituting the BORROWER or any one partner of the BORROWER if a partnership or any one officer if the BORROWER is a corporation.

7-13. **Severability.** Any determination that any provision of this Agreement or any application thereof is invalid, illegal, or unenforceable in any respect in any instance shall not affect the validity, legality, and enforceability of such provision in any other instance, or the validity, legality, or enforceability of any other provision of this Agreement.

7-14. **Notices.** All notices, demands and other communications made in respect to this agreement shall be made to the following addresses (each of which may be changed upon seven (7) days written notice to all others) given by hand, by telegram, or by certified or registered mail, return receipt requested, as follows:

If to the BANK:

Gardiner Savings Institution, FSB
Attn: Richard Alden,Exec.Vice President
P.O. Box 190, 190 Water Street
Gardiner, ME 04345-0190

If to the BORROWER:

Associated Grocers of Maine, Inc.
1000 Brunswick Avenue

Gardiner,Maine 04345

With a copy to
Borrower's Counsel: ______________________________

____

____

____

Any such notice shall be deemed received the earlier of (i) two (2) days after the mailing of such notice in accordance with the terms and conditions and to the addresses provided above, or (ii) the date on which the notice is delivered by hand or by telegram to the address and to the individual provided above.

7-15. **Advances.** All amounts which the BANK may advance under this AGREEMENT shall be a LIABILITY, and may be charged by the BANK to any account, which the BORROWER maintains with the BANK. All such LIABILITIES shall be repayable with interest at the highest rate charged the BORROWER by the BANK under the NOTE.

7-16. **Governing Law.** This Agreement and all rights and obligations hereunder, including matters of construction, validity and performance, shall be governed by the laws of the state of Maine. The BORROWER submits themselves to the jurisdiction of the courts of said State for all purposes with respect to this Agreement and the BORROWER'S relationship with the BANK.

WITNESS the execution hereby under seal the day and year first above written.

Associated Grocers of Maine, Inc.

____
Witness

BY:______________________________

Ronald Cloutier, CFO

Gardiner Savings
Institution, FSB

____
Witness

BY:______________________________

______________________,______________

Expansion + Conversion



Gardiner Savings
INSTITUTION, FSB

190 WATER STREET • P.O. BOX 190 • GARDINER, MAINE 04345 • TEL. (207) 582-5550

June 10, 2005

Associated Grocers of Maine Inc.
1000 Brunswick Rd.
Gardiner ME 04345

Subject: Commitment for Financing

Dear Ron,

Gardiner Savings Institution, FSB (Hereafter referred to as "Bank") is pleased to inform you that pursuant to our most recent discussions, your loan request has been approved subject to the following conditions:

Borrower: Associated Grocers of Maine Inc. (Hereafter referred to as "Borrower")

Loan Amount: $5,900,000

Purpose: Construction of 41,000sf expansion, accomplish Freon Conversion of Compressors, and payoff of existing 1st Mtg.

Use of Funds		Sources of Funds	
Construction	$4,500,000	Bank Loan	$5,900,000
Freon conversion	$ 900,000		
Payoff UDAG	$500,000		
Total	$5,900,000	Total	$5,900,000

Term: Construction Phase: ~~6~~ 9 months Interest Only on Amounts Drawn
Term out Phase: 60 months (15 Year Amortized Loan with a 5 year Balloon Payment.)

Rate:
A fixed rate of 6.25%.

↑
*

Origination Fee: ½ of 1% of the loan balance. ($29,500)

Default Interest Rate: Bank will have the right to charge interest, payable on demand, on the unpaid principal balance of the loan at an interest rate of three percent (3%) per annum in excess of the above described interest rate for any period during which Borrower is in default under any document governing or securing the loan.

Payments:
Construction Phase: During the construction phase, interest will be due and payable monthly based on the daily principal balance.
Term out Phase: A fixed principal and interest payment will be due monthly commencing one (1) month after the construction phase has ended Any unpaid principal plus accrued interest will be due and payable at maturity (60 months).

Prepayment Premium: In the case of a full or partial Prepayment of this loan, Borrower agrees to pay a Prepayment Premium equal to any such fee charged to the Bank by the Federal Home Bank of Boston in connection with the anticipated $3,900,000 advance that the Bank may take to help fund this loan.

See Attached excerpt *"Application for Advance....*
2.) Prepayment Provisions:
b) Fixed Term and Rate advance with original maturities greater than six months:"

Late Charge: Borrower will pay to Bank a late charge of six percent (6%) of any scheduled payment of principal and/or interest which is not paid within thirty (30) days of the date when due.

Security: This loan will be secured with the following assets:

A first mortgage on real estate located at 1000 Brunswick Ave.Gardiner Maine). The mortgage will provide for the statutory power of sale.

A perfected Blanket security interest in all accounts receivable, inventory, machinery and

equipment, furniture and fixtures located at 1000 Brunswick Ave. Gardiner Maine

An assignment of all leases and rents and of all income realized under such leases. All leases shall be subordinate to Bank's mortgage(s).

Appraisal Requirements: An appraisal, satisfactory in all respects to the Bank, will be required on the assets securing the loan. The Bank will coordinate the appraisal process and the fee for providing the appraisal will be the sole responsibility of the Borrower's.

Financial Statements: Borrower and/or Guarantors will furnish Bank with financial information annually or as specified below. The financial information must be signed and in the following form and fashion:

Audited financial statements of Borrower annually within 15 days of receipt, prepared by a Certified Public Accountant acceptable in all respects to Bank.

Accountant prepared -or- Management prepared financial statements including a balance sheet and income and expense statement quarterly, due within 15 days following the end of each fiscal quarter.

Financial Covenants: Borrower will at all times comply with each of the following financial tests, all as determined in accordance with generally accepted accounting principals consistently applied. These covenants will be monitored by Bank's analysis of the Borrower's management-prepared and accountant-prepared financial statements.

(A) Capital Expenditures - Borrower will not in any fiscal year acquire, make or incur any obligation to acquire any real estate, machinery, equipment, fixtures, furniture or other fixed assets by purchase, the aggregate cost for which is in excess of Five-Hundred Thousand and 0/100 Dollars ($500,000.) or in excess of the expenditures approved by the Bank under the Capital Budget, if any.

(B) Debt Service Coverage (DSC) - Borrower's DSC will not be less than 1.2 times. DSC will be determined by adding the net income, depreciation, amortization and interest expense, subtracting any non-financed capital expenditures and dividing the result by the annualized principal and interest payments.

(C) Debt to Net Worth Ratio (D/W) - Borrower will maintain a D/W of not greater than 10X. The D/W will be determined by dividing the total liabilities by the total net worth.

(D) Net Working Capital - Borrower will maintain a minimum positive net working capital of

$3.5 Million . ($3,500,000). Net working capital will be determined by subtracting total current liabilities from total current assets.

(E) Current Ratio - Borrower will maintain a minimum current ratio of 1 to 1. The current ratio will be determined by dividing total current assets by total current liabilities.

(F) Assumption of Others' Liabilities - Borrower/Guarantor will not assume any liability or obligation of another party without the prior written permission of Bank.

(G) Restrictions on Officers' Compensation, Dividends and/or Other Withdrawals -
N/A

(H) Sale of Fixed Assets - Borrower/Guarantor will not dispose of any fixed assets with a value exceeding Twenty Five Thousand and 00/100 Dollars($25,000) without the prior written permission of Bank.

(I) Sale, Merger or Consolidation of Business - Borrower/Guarantor will not enter into any business plan or other agreement that may result in the sale, merger or consolidation of the present entity, or any other business relationship that may have a significant impact on the present entity, without the prior written permission of Bank.

Deposit Relationship: Borrower will transfer its' operating checking account to Bank.

Merchant Account Relationship: N/A

Additional Documents Needed At This Time:

1.) Plans, Specifications, Budgets and Contracts

2.) Copy of Deed (s) to Real Estate at 1000 Brunswick Rd. Gardiner ME

3.) This Commitment is subject also to the Acceptance by the Borrower of additional Commitments Issued by the Bank on or about this date:

A.)$6,500,000Line of Credit

B.)$2,000,000 Revolving Equipment Line.

Construction Loan Procedures:

Borrower will enter into a loan agreement satisfactory to Bank and its counsel. The loan agreement will direct the advance of loan proceeds and the requirements for such disbursements among other things. Among the provisions will be the following:

1. Plans: Borrower will submit to Bank plans and specifications regarding the scope of renovations/improvements and any proposed updates or changes thereto regarding the project.

2. Contracts: All work encompassing the scope of the renovations/improvements shall be by executed fixed price contracts acceptable to Bank. All contracts will be assigned

to Bank including, but not limited to, the general construction contract, architectural contract and engineering contract.

3. Budget: Comprehensive line item renovation/improvement budgets will be prepared by Borrower for review by Bank. The project budget(s) will at all times demonstrate that the projects will be completed within the amounts allowed by this loan commitment. If, at any time, in the opinion of Bank, the projected cost to complete the project(s) exceeds the amount allowed to be financed under this financing commitment, then no further disbursements will be made. Thereafter Borrower will escrow with Bank such additional funds as Bank deems necessary to satisfactorily complete the project(s) when combined with funds available under this commitment. Such escrowed funds will be used as required by Bank prior to any other loan disbursements to bring the construction budget(s) back into compliance with other terms of this commitment.

4. Construction Loan Disbursements: Bank shall make disbursements of the loan not more frequently than once every two weeks, upon our receipt of written certification of borrower's architect/engineer(s) that the work covered thereby was completed to his/her satisfaction and in accordance with the approved plans and specifications. Borrower's architect/engineer(s) shall furnish periodic reports to Bank on the progress of the work in connection with borrower's request for advances, and they will certify that the work is proceeding satisfactorily and that the undisbursed amount/portion of the loan will be sufficient to complete the work. Upon completion of the work, borrower's architect/engineer(s) will certify to bank that all of the work was performed to their satisfaction in accordance with the approved specifications, and at that time all necessary certificates required to be obtained from any board, agency, or department, government or otherwise, will have been obtained.

5. Cost Overruns: Borrower agrees that any change order in excess of Five Thousand and 00/100 Dollars ($5,000.00) shall require prior approval by Bank

6. Construction Management: Bank retains the right to employ an independent construction management consultant(s), or project supervisor (herein-after called consultant/supervisor) if it deems it necessary, the expense of which will be borne by Borrower. In the event a consultant/supervisor is deemed necessary, the consultant/supervisor will review prior to the first construction advance the project(s) scope, plans, specifications and line item budget, and will certify to Bank's satisfaction that the project(s) can be satisfactorily completed within the content of the amount and terms of this financing agreement. Thereafter, the consultant/supervisor will be involved in each requisition, and will monitor the progress of the project(s) in order to certify to Bank that the project(s) is/are proceeding satisfactorily and continues to

maintain its ability to be completed within the scope of the amount to be financed under the other terms and conditions of this financing commitment. Borrower agrees to cooperate with the consultant/supervisor and to comply with his or her requests for information in order to make such ongoing certifications to Bank. All change orders or additional contracts will be reviewed by the consultant/supervisor and will be satisfactory to him or her within the scope of this agreement. A construction inspection fee of $1,500.00 will be due at time of closing

7. Non-Assignability of Commitment: This commitment is expressly offered only to Borrower and only for the purposes described herein. This commitment may not be assigned without the written permission of Bank.

Other Conditions:

1. Borrower will pay all reasonable out-of-pocket cost and expenses incurred by the bank in connection with the proposed loan and financing arrangement. This will include, but will not be limited to, attorneys' fees, lien search fees, environmental audit fees and appraisal fees. These fees will be paid by the borrower whether or not the transaction contemplated herein is closed.

2. Borrower will execute such further documents to secure the loan transaction contemplated hereunder as counsel for Bank determines necessary or advisable in the interest of Bank.

3. Borrower will provide evidence of its organization, existence, legal good standing, and authority to enter into said transactions as may be required by Bank or its counsel.

4. Any business conducted by borrower will have all licenses, permits and approvals to operate, including any appropriate environmental approvals prior to loan closing.

5. All collateral will be kept in good repair, and all taxes and municipal assessments thereon, will be paid when due.

6. Adequate Hazard and Public Liability insurance coverage will be required on all tangible assets listed in the Security Section of this Commitment Letter. Bank will be named as mortgagee/loss payee on the hazard policy. The amount of hazard insurance must be equal to the replacement value of the collateral. Liability insurance will be for an amount customary for Borrower's type of business. During any construction phase, Borrower will provide Bank with "Builders Risk" insurance in a form acceptable to Bank.

   Prior to loan closing, Borrower must provide proof of insurance coverage. This can be

in the form of an insurance binder. The insurance binder or policy(ies) must state the following: Gardiner Savings Institution, FSB ISAOA ATIMA P.O. Box 190, Gardiner, Maine 04345.

Flood insurance is required on real estate property identified as being located in a Flood Hazard Area. The insurance is mandated by the Federal Government and obtained through your local insurance agency. The Bank will notify you if this condition exists.

7. Bank, at its option, may apply the loss proceeds of any insurance settlement, either in whole or in part, after deducting all costs of collection including reasonable attorney's fees, in payment of the indebtedness secured, whether due or not, or to reconstruction, restoration, or repair of the collateral.

8. If the Security section above includes a real estate mortgage, then Bank will be given as security a mortgage which will create a valid first mortgage on the real estate being pledged with good and merchantable title. **Title to the property will be certified by Yankee Title Company, a subsidiary of Gardiner Savings Institution, FSB.**

9. A default in any outstanding loan by Borrower or Guarantor(s) to Bank or to any financial institution will be considered as a default in all loans.

10. Borrower will not transfer title or beneficial ownership of the property without the written permission of Bank. Either of the foregoing events without the written permission of Bank will result in the loan and mortgage coming immediately due and payable.

11. Title in fee simple to the property to be mortgaged will be evidenced by title insurance issued by a company satisfactory to Bank, naming Bank as the insured. The title insurance policy will provide for survey coverage.

12. Borrower will not cause or permit to exist any environmental problems from its business activities and will, at all times, maintain compliance with all applicable Federal, State, and Local environmental and Land Use Laws and Regulations, including, but not limited to, those provisions related to fuel and chemical storage tanks.

13. Borrower will promptly notify Bank of any change in the environmental status from that previously supplied to Bank. Further, Borrower will promptly notify Bank of the commencement of any State, Federal, or Private Environmental or Land Use investigation or enforcement proceeding or threat thereof.

14. Borrower and Guarantor(s) agree to indemnify and hold Bank harmless from liability or loss arising out of violations of any applicable environmental laws or regulations, except insofar as the violation was the result of independent action taken by Bank.

15. No loan commitment given by Bank to Borrower will be assignable by Borrower.

16. Any additions, deletions, substitutions, or changes in this Agreement must be documented in writing and signed by Bank and Borrower.

17. Borrower must certify to Bank prior to closing, status of any actions, suits, proceedings, or investigations, now pending or to the knowledge of Borrower threatened against or affecting Borrower and/or Guarantor(s).

The rate and terms of this commitment (and all existing commitments) are in express reliance on the maintenance of the operating checking account of borrower and on your continuing compliance with the terms and conditions of this commitment and all loan documents. If for any reason, this relationship changes, Bank specifically reserves the right to review and modify the rate and terms committed.

The commitment was approved on the basis of information and financial data furnished by Borrower and Guarantor(s), and is extended subject to and conditioned on there being no material adverse change in the financial condition of Borrower or Guarantor(s), and no substantive changes in government regulations or monetary policy. In the event of such material adverse change, in the sole opinion of Bank, the right is reserved to terminate this commitment.

To the extent that the terms and conditions as stated herein are not incorporated into the loan documents, this letter will survive the loan closing and will govern our relationship while the loan herein, together with the interest and fees, remain outstanding.

Under Maine law, no promise, contract, or agreement to lend money, extend credit, forbear from collection of a debt or make any other accommodation for the repayment of a debt for more than $250,000 may be enforced in court against Bank unless the promise, contract or agreement is in writing and signed by Bank. Accordingly, Borrower cannot enforce any oral promise unless it is contained in a loan document signed by Bank, nor can any change, forbearance or other accommodation relating to the loan, this agreement or any other loan document be enforced, unless it is in writing signed by Bank. Borrower also understands that all future promises, contracts or agreements of Bank relating to any other transaction between Borrower and Bank cannot be enforced in court unless they are in writing signed by Bank.

If the terms and conditions as herein stated are satisfactory to you, please sign this letter signifying your acceptance and return a signed and accepted copy no later than June 15, 2005, as your authorization for Bank to proceed with the preparation of the necessary loan documentation. You may keep a copy for you files. Unless otherwise extended, this commitment expires if not closed by July 31, 2005.

Sincerely,



Randall J. Clark Sr. VP

ACCEPTED: Associated Grocers of Maine Inc.



6/23/05
Date

SECURITY AGREEMENT
(Chattel Mortgage)

THIS AGREEMENT, made this **13th** day of **September, 2005**, under the laws of the United States of America,

BETWEEN, Associated Grocers of Maine, Inc., herein collectively called the Debtor of **Gardiner, Maine**, and **GARDINER SAVINGS INSTITUTION, FSB,** a federally chartered savings bank, herein called the Secured Party whose address is: 190 Water Street, P.O. Box 190, Gardiner, Maine, 04345,

WITNESSETH:

To secure the payment of an indebtedness in the amount of **$5,900,000.00** with interest, payable as follows:

In accordance with the terms of a
certain Promissory Note from **Associated Grocers of Maine, Inc.**
of even or near date herewith

and also to secure any other indebtedness or liability of the Debtor to the Secured Party direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, including all future advances or loans which may be made at the option of the Secured Party, (all hereinafter called the "obligations") Debtor hereby grants and conveys to the Secured Party a security interest in, and mortgages to the Secured Party,

a. the property described in the Schedule herein, which the Debtor represents, will be used primarily

______ for personal, family or household purposes
______ in farming operations
XX___ in business or other use

b. all property, goods and chattels of the same classes as those scheduled, acquired by the Debtor subsequent to the execution of this agreement and prior to its termination. (If the property described in the Schedule is for personal, family or household purposes then no security attaches under this section b. unless the debtor acquires rights in them within ten days after the Secured Party gives value.)

c. all proceeds thereof, if any.

d. all substitutions, replacements and accessions thereto (the foregoing a., b., c., and d. hereinafter called the collateral).

1. DEBTOR WARRANTS, COVENANTS AND AGREES AS FOLLOWS:

PAYMENT 1a To pay and perform all of the obligations secured by this agreement according to their terms.

DEFEND TITLE 1b To defend the title for the collateral against all persons and against claims and demands whatsoever, which collateral, except for the security interest granted hereby and other security interest granted to secured party is lawfully and owned by the Debtor and is now free and clear of any and all liens, security interests, claims, charges, encumbrances, taxes and assessments except as may be set forth in the schedule.

ASSURANCE OF TITLE 1c On demand of the Secured Party to do the following: furnish further assurance of title, execute any written agreement or do any other acts necessary to effectuate the purposes and provisions of this agreement, execute any instrument or statement required by law or otherwise in order to perfect, continue or terminate the security interest of the Secured Party in the collateral and pay all costs of filing in connection therewith.

POSSESSION 1d To retain possession of the collateral during the existence of this agreement and not to sell, exchange, assign, loan, deliver, lease, mortgage or otherwise dispose of same without the written consent of the Secured Party.

LOCATION 1e To keep the collateral at the location specified in the schedule and not to remove same (except in the usual course of business for temporary periods) without the prior written consent of the Secured Party.

LIENS 1f To keep the collateral free and clear of all liens, charges encumbrances, taxes and assessments.

TAXES 1g To pay, when due, all taxes, assessments and license fees relating to the collateral.

REPAIRS 1h To keep the collateral, at Debtor's own cost. and expense, in good repair and condition and not to misuse, abuse, waste or allow to deteriorate except for normal wear and tear and to make same available for inspection by the Secured Party at all reasonable times.

INSURANCE 1i Debtor shall keep the Premises (including all building, improvements and fixtures) insured against loss or damage by fire, the perils against which insurance is afforded by the Extended Coverage Endorsement with vandalism and malicious mischief endorsements, and such other risks and perils as Secured Party may require from time to time, including, without limitation, insurance against flood damage if the Premises are in a flood hazard area. The policy or policies of such insurance shall be in such form and shall be in such amounts as shall comply with all coinsurance requirements of such policies, and as Secured Party may reasonably require, shall be issued by a company or companies licensed to do business in Maine by the Maine Superintendent of Insurance and approved by Secured Party, and shall provide for Secured Party as mortgagee/loss payee and shall provide at least 10 days' notice of nonrenewal, cancellation or change of coverage to Secured Party. Whenever required by Secured Party, a duplicate copy of such policies or other reasonable proof of insurance shall be delivered immediately to Secured Party. Notwithstanding anything to the contrary which may be contained herein or in the Loan Documents, Debtor and Secured Party agree that all proceeds of fire and extended coverage insurance and proceeds of other policies insuring against other risks and perils as the Secured Party may have required of Debtor or its contractors, architects, or engineers, and all sums received in settlement of losses insured thereby, and all judgments, awards of damage and settlements made as a result of or in lieu of any taking of the Premises or any part thereof under the power of eminent domain or condemnation, including any other awards of sums paid as a result of any government's actions pertaining to or affecting any part of or the use of the Premises and paid to the Secured Party pursuant to the terms and provisions of this Mortgage, or paid to Debtor, whether or not jointly with Secured Party, shall in the first instance be endorsed, paid and delivered by Debtor to Secured Party, so that Secured Party may hold such sums and make the same available for repair, replacement, rebuilding or restoration which shall be undertaken by Debtor; provided (a) that this mortgage, all instruments secured hereby, and all other Loan Documents are. and shall continue to be not in default beyond any grace period, allowed for the curing of any default, (b) that Secured Party shall have first approved all plans, drawings, and specifications for the work to be done, and shall have approved all engineers and contractors who are to furnish services for the work, and (c) that all such sums shall be held by Secured Party at no interest and shall be disbursed to or for the account of Debtor pursuant to the terms of a contraction loan agreement, the terms of which are approved by Secured Party. In particular, the Secured Party may require Debtor to pay, or cause to be paid, to Secured Party on demand and before further restoration funds are advanced, additional funds should restoration and related costs to finish the restoration, in the sole judgment of Secured Party, exceed restoration funds then held by Secured Party therefor. If any one or more of the foregoing terms or conditions are not fulfilled, then Debtor agrees that Secured Party may apply all or part of such sums to the Obligations in such manner as Secured Party may, in its sole discretion, elect,

or at the option of the Secured Party the sums so received or any part thereof may be released; provided, however, Secured Party, may in its discretion, waive any or all of the foregoing terms and conditions. The exercise of any such rights by Secured Party and disposition of such funds by Secured Party shall not constitute a waiver of foreclosure for breach of this Mortgage. Upon foreclosure of this Mortgage or other acquisition of the Premises or any part thereof by Secured Party, all such policies shall become the absolute property of Secured Party, but receipt of any insurance proceeds and any disposition of the same by Secured Party shall not constitute a waiver of any rights of Secured Party, statutory or otherwise, and specifically shall not constitute a waiver of the right of foreclosure by Secured Party in the event of Default or failure of performance by Debtor of any of the Obligations.

LOAN USE OF PROCEEDS 1j If this agreement is security for a loan to be used to pay a part of all of the purchase price of the collateral; to use the proceeds of the loan to pay the purchase price, filing fees and insurance premiums. The Secured Party however, may pay the proceeds directly to the seller of the collateral.

CHANGE OF ADDRESS 1k To immediately notify the Secured Party in writing of any change in or discontinuance of Debtor's place or- places of business and/or residence.

AFFIXED TO REALTY 1l That if the collateral has been attached to or is to be attached to real estate, a description of the real estate and the name and address of the record owner is set forth in the schedule herein; if the said collateral is attached to real estate prior to the perfection of the security interest granted hereby, Debtor will not demand of the Secured Party furnish the latter with a disclaimer or disclaimers, signed by all persons having an interest in the real estate, or any interest in the collateral which is prior to Secured Party's interest.

2. GENERAL PROVISIONS:

NOTES 2a Notes, if any, executed in connection with this agreement, are separate instruments and may be negotiated by Secured Party without releasing Debtor, the collateral, or any guarantor or co-maker. Debtor consents to any extension of time of payment. If there be more than one Debtor, guarantor or co-maker of this agreement or of notes secured hereby, the obligation of all shall be primary, joint and several.

NON-WAIVER 2b Waiver or acquiescence in any default by the Debtor, or failure of the Secured Party to insist upon strict performance by the Debtor of any warranties or agreements in this security agreement, shall not constitute a waiver of any subsequent or other default or failure.

NOTICES	2c Notices to either party shall be in writing and shall be delivered personally or mail addressed to the party at the address herein set forth or otherwise designated in writing.
LAW APPLICABLE	2d The Uniform Commercial Code shall govern the rights, duties and remedies of the parties and any provisions herein declared invalid under any law shall not invalidate any other provision of this agreement.
DEFAULT	2e The following shall constitute a default by Debtor:
non-payment	Failure to pay the principal or any installment of principal or of interest on the indebtedness or any notes within thirty (30) days of due date.
violation	Failure by Debtor to comply with or perform any provision of this agreement.
misrepresentation	False or misleading representations or warranties made or given by Debtor in connection with this agreement.
levy	Subjection of the collateral to levy of execution or other judicial process.
insolvency	Commencement of any insolvency proceeding by or against the Debtor or of any guarantor of or surety for the Debtor's obligations.
death	Death of the Debtor or of any Guarantor of or surety for the Debtor's obligations.
impairment of security	Any material reduction in the value of the collateral or any act of the Debtor which materially imperils the prospect of full performance or satisfaction of the Debtor's obligations herein.
opportunity to cure	Nonperformance/Cure: If the Debtor violates any covenant or fails to perform any obligation provided in this Security Agreement, the Debtor's said Promissory Note (other than said payment provisions), or any other documents relating to or securing the Debtor's indebtedness to the Secured Party, and such violation continues for thirty (30) days after written notice thereof from the Secured Party, unless it appears, in the Secured Party's sole discretion, that the Debtor is diligently pursuing an action/activity to cure said violation and such cure is obtainable in a reasonable time period.

REMEDIES ON DEFAULT acceleration 2f

Upon any default of the Debtor and at the option of the Secured Party, the obligations secured by this agreement shall immediately become due and payable in full without notice or demand and the Secured Party shall Have all the rights, remedies and privileges with respect to repossession, retention and sale of the collateral and disposition of the proceeds as are accorded to a Secured Party by the applicable sections of the Uniform Commercial Code respecting "Default", in effect as of the date of this Security Agreement.

attorneys' fees, etc.

Upon any default, the Secured Party's reasonable attorneys' fees and the legal and other expenses for pursuing, searching for, receiving, taking, keeping, storing, advertising, and selling the collateral shall be chargeable to the Debtor.

deficiency

The Debtor shall remain liable for any deficiency resulting from a sale of the collateral and shall pay any such deficiency forthwith on demand.

monies advanced

If the Debtor shall default in the performance of any of the provisions of this agreement on the Debtor's part to be performed, Secured Party may perform same for the Debtor's account and any monies expended in so doing shall be chargeable with interest to the Debtor and added to the indebtedness secured hereby.

seizure

In conjunction with, addition to or substitution for those rights, Secured Party, at its discretion, may: (1) enter upon Debtor's premises peaceably by Secured Party's own means or with legal process and take possession of the collateral, or render it unusable, or dispose of the collateral on the Debtor's, premises and the Debtor agrees not to resist or interfere; (2) require Debtor to assemble the collateral and make it available to the

assembling collateral

Secured Party at a at a place to be designated by the Secured Party, reasonably convenient to both parties (Debtor agrees that the Secured Party's address as set forth above is a place reasonably convenient for such assembling); (3) unless the collateral is perishable or threatens to decline speedily in value or is of a type customarily sold on a

notice of sale

recognized market, Secured Party will give Debtor reasonable notice of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition thereof is to be made. The requirements of reasonable notice will be met if such notice is mailed, postage prepaid, to the address of the Debtor shown above, at least three days before the time of sale or disposition.

2g Secured Party may assign this agreement and if assigned the assignee shall be entitled, upon notifying the Debtor, to performance of all of Debtor's obligations and agreements hereunder and the assignee shall be entitled to all of the rights and remedies of the Secured Party hereunder.

FINANCING STATEMENT 2h The Secured Party s hereby authorized to file a Financing Statement.

CAPTIONS 2j The Captions are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope of this agreement nor the intent of any provision thereof.

The terms, warranties and agreements herein contained shall bind and inure to the benefit of the respective parties hereto, and their respective legal representatives, successors and assigns.

The gender and number used in this agreement are used as a reference term only and shall apply with the same effect whether the parties are of the masculine or feminine gender, corporate or other form, and the singular shall likewise include the plural.

This agreement may not be changed orally.

IN WITNESS WHEREOF, the parties have respectively signed and sealed these presents the day and year first above written

Associated Grocers of Maine, Inc.

BY:______________________________
Ronald Cloutier, CFO

____
Witness

SCHEDULE

Describe items of collateral, the address where each item will be located and describe any prior liens, etc., and the amounts due thereon. If items are crops or goods affixed or to be affixed to real estate describe the real estate and state the name and address of the owner of record thereof.

Items Location

A security interest and Assignment of Leases and Rents on land and buildings located at **1000 Brunswick Avenue, Gardiner, Maine 04345**

A security interest in any and all accounts and accounts receivable and general intangibles of **Associated Grocers of Maine, Inc.** including but not limited to trade names, trade marks, service marks, patents, copyrights, now owned or hereafter acquired and wherever located. Also a security interest in any and all tangible property and intangible property of **Associated Grocers of Maine, Inc.**, including but not limited to consumer goods, inventory, machinery and equipment, instruments, documents, chattel paper, and general intangible now owned or hereafter acquired and wherever located and the proceeds thereof and fixtures and accession thereto; whether any of the foregoing is owned now or acquired later; all accession, additions, replacements, and substitutions relating to any of the foregoing; all records of any kind relating to any of the foregoing; all proceeds relating to any of the foregoing (including insurance, general intangibles and accounts proceeds).

COMPLIANCE AGREEMENT

For and in consideration of a loan of even date, the undersigned borrower and Gardiner Savings Institution, FSB ("Lender") agree, if requested by Lender or Closing Agent for Lender, to fully cooperate and adjust, including signing of new documents for clerical errors, any or all loan closing documentation if deemed necessary or desirable in the reasonable discretion of Lender.

The undersigned borrower does hereby so agree and covenant to comply with all reasonable and necessary requests from lender in order to assure that this loan documentation executed this date will conform and be acceptable in the market place in the instance of transfer, sale or conveyance by Lender of its interest in and to said loan documentation.

Notwithstanding the foregoing, if Lender shall misplace the original promissory note, the undersigned shall not be required to execute and deliver a replacement note unless and until the Lender shall execute an affidavit of lost note and indemnity agreement in favor of the undersigned to protect the undersigned from having to pay such note twice.

Dated: **September 13, 2005**

Associated Grocers of Maine, Inc.

BY: ______________________________

Ronald Cloutier, CFO

MORTGAGE AND SECURITY AGREEMENT
WITH POWER OF SALE

KNOW ALL MEN BY THESE PRESENTS, that, **Associated Grocers of Maine, Inc.**, a Maine corporation with a place of business in **Gardiner**, County of **Kennebec**, State of **Maine**, (hereinafter called "Borrower"), for consideration paid, the receipt and sufficiency of which is hereby acknowledged, do hereby GIVE, GRANT, BARGAIN, SELL, ASSIGN and CONVEY unto **GARDINER SAVINGS INSTITUTION, FSB**, a Maine banking corporation with a place of business in Gardiner, County of Kennebec, State of Maine, (hereinafter called "Lender"), its successors and assigns forever, to secure the payment of **Five Million Nine Hundred Thousand Dollars and 00/100 ($5,900,000.00)** with interest and other charges, as applicable, in accordance with the terms and conditions of a Promissory Note(s) of substantially even date herewith given by Borrower to Lender, and any renewals or extensions thereof, and to secure other obligations, all as hereafter set forth, certain real estate with all the buildings and improvements thereon situated at **1000 Brunswick Avenue, Gardiner, Maine 04345** , and all easements and rights appurtenant thereto, all more particularly described in Exhibit "A" attached hereto (the "Premises") together with all building materials and supplies and all other tangible personal property intended for use in construction of buildings and other improvements on said premises, now and hereafter owned by the Borrower and now affixed and to be affixed, or now and hereafter located upon said land.

Also conveying and granting hereby as part of the realty and as property mortgaged hereunder, all of the following articles owned by Borrower now and hereafter on the above described premises or used or intended to be used exclusively in connection therewith: All plumbing, heating, lighting, refrigerating, ventilating and air conditioning apparatus and equipment, garbage incinerators and receptacles, elevators and elevator machinery, boilers, tanks, motors, sprinkler and fire extinguishing systems, door bell and alarm systems, screens, awnings, screen doors, storm and other detachable windows and doors, mantels, built in cases, counters, trees, hardy shrubs and perennial flowers, and other equipment, machinery, furniture and furnishings, fixtures and articles of personal property now and hereafter owned by Borrower and now and hereafter affixed to, placed upon or used in connection with the operation of said premises for business and commercial purposes, and all other purposes whether or not included in the foregoing enumeration, together with cash proceeds and non cash proceeds of all of the foregoing and of all of the following, all of which are covered by this Mortgage, whether or not such property is subject to prior conditional sales agreements, chattel mortgages or other liens, excepting inventory and personal property to be consumed or sold in the normal course of business of Borrower. If the lien f this mortgage on any fixtures or personal property be subject to a conditional sales agreement or chattel mortgage covering such property, then in the event of any default hereunder all the rights, title and interest of the Borrower in and to any and all deposits made thereon or therefore are hereby assigned to Lender, together with the benefit of any payments now or hereafter made thereon. There are also transferred, set over and assigned to Lender, its successors and assigns hereby all conditional sales agreements, leases and use

agreements of machinery, equipment and other personal property of Borrower in the categories hereinabove set forth under which Borrower agrees to execute and deliver to Lender specific separate assignments thereof to Lender of such leases and agreements when requested by Lender; and nothing herein shall obligate Lender to perform any obligations of Borrower under such leases or agreements, unless it so chooses, which obligations Borrower hereby covenants and agrees to well and punctually perform.

As further security for payment of the indebtedness and performance of the obligations, covenants and agreements secured hereby, Borrower hereby transfers, sets over and assigns to Lender all rents, profits, revenues, royalties, bonuses, rights and benefits under any and all leases or tenancies now existing or hereafter created of the Premises or any part thereof, and all rights against any guarantors of any leases with the right to receive and apply the same to said indebtedness, and Lender may demand, sue for and recover such payments, but shall not be required to do so; provided, however, that so long as Borrower is not in default hereunder, the right to receive and retain such rents, issues and profits is reserved to Borrower. To carry out the foregoing, Borrower agrees (1) to execute and deliver to Lender such conditional assignments of leases and rents applicable to the mortgaged premises as the Lender may from time to time request, while this mortgage and the debt secured hereby are outstanding, and further (2) not to cancel, accept a surrender of, reduce the rentals under, anticipate any rentals under, or modify letting thereof, in whole or in part, without Lender's written consent. Nothing herein shall obligate the Lender to perform the duties of the Borrower as landlord or lessor under any such leases or tenancies, which duties Borrower hereby covenants and agrees to well and punctually perform.

Receipt of rents, awards, and any other moneys or evidences thereof, pursuant to the provisions of the foregoing paragraph and any disposition of the same by Lender shall not constitute a waiver of the right of foreclosure by Lender in the event of default or failure of performance by Borrower of any covenant or agreement contained herein or the indebtedness secured hereby.

Together with all funds now and hereafter held in escrow by Lender including any tax and insurance escrows.

The granting of a security interest in proceeds shall not be deemed evidence of consent by Lender to the sale, encumbrance, transfer or other disposition of collateral, and Borrower shall not sell, encumber, transfer or otherwise dispose of the same, other than in the usual course of business.

TO HAVE AND TO HOLD the aforegranted and bargained premises, with all the privileges and appurtenances thereof, to Lender, its successors and assigns, to its and their use and behoof forever; **PROVIDED, NEVERTHELESS**, that if Borrower pays to Lender the sum of **Five Million Nine Hundred Thousand Dollars and 00/100 DOLLARS ($5,900,000.00)** with interest thereon

and other charges, if applicable, in accordance with all the terms and conditions of a certain promissory note of even or near date herewith signed and given by Borrower to Lender, and other provisions hereof, as said promissory note of even or near date herewith may be renewed, extended, modified and replaced, from time to time, and until such payment performs all of Borrower's obligations, covenants and agreements and Security Agreement, as also said certain promissory note, shall be void, otherwise shall remain in full force.

Borrower covenants and agrees with Lender as follows:

1. **TITLE**. Borrower is lawfully seized of an indefeasible estate in fee simple, free from encumbrances, except easements and covenants of record as of the date hereof and as may have been specifically noted herein, or in Exhibit "A" attached hereto, and has good right and power to convey the Premises to Lender to hold as aforesaid, and that Borrower shall and will Warrant and Defend the same to Lender forever against the claims and demands of all persons, except as aforesaid.

2. **PAYMENTS**. Borrower shall pay all sums secured hereby when due.

3. **TAXES, LIENS, ETC**. Borrower shall pay, when due, all taxes and assessments of every type or nature levied or assessed against the Premises and any claim, lien or encumbrance against the Premises which may be or become prior to this Mortgage.

4. **INSURANCE**. Borrower shall keep the Premises (including all building, improvements and fixtures) insured against loss or damage by fire, the perils against which insurance is afforded by the Extended Coverage Endorsement with vandalism and malicious mischief endorsements, and such other risks and perils as Lender may require from time to time, including, without limitation, insurance against flood damage if the Premises are in a flood hazard area. The policy or policies of such insurance shall be in such form and shall be in such amounts as shall comply with all coinsurance requirements of such policies, and as Lender may reasonably require, shall be issued by a company or companies licensed to do business in Maine by the Maine Superintendent of Insurance and approved by Lender, and shall provide for Lender as mortgagee/loss payee and shall provide at least 10 days' notice of nonrenewal, cancellation or change of coverage to Lender. Whenever required by Lender, a duplicate copy of such policies or other reasonable proof of insurance shall be delivered immediately to Lender. Notwithstanding anything to the contrary which may be contained herein or in the Loan Documents, Borrower and Lender agree that all proceeds of fire and extended coverage insurance and proceeds of other policies insuring against other risks and perils as the Lender may have required of Borrower or its contractors, architects, or engineers, and all sums received in settlement of losses insured thereby, and all judgments, awards of damage and settlements made as a result of or in lieu of any taking of the Premises or any part thereof under the power of eminent domain or

condemnation, including any other awards of sums paid as a result of any government's actions pertaining to or affecting any part of or the use of the Premises and paid to the Lender pursuant to the terms and provisions of this Mortgage, or paid to Borrower, whether or not jointly with Lender, shall in the first instance be endorsed, paid and delivered by Borrower to Lender, so that Lender may hold such sums and make the same available for repair, replacement, rebuilding or restoration which shall be undertaken by Borrower; provided (a) that this mortgage, all instruments secured hereby, and all other Loan Documents are and shall continue to be not in default beyond any grace period allowed for the curing of any default, (b) that Lender shall have first approved all plans, drawings, and specifications for the work to be done, and shall have approved all engineers and contractors who are to furnish services for the work, and (c) that all such sums shall be held by Lender at no interest and shall be disbursed to or for the account of Borrower pursuant to the terms of a contraction loan agreement, the terms of which are approved by Lender. In particular, the Lender may require Borrower to pay, or cause to be paid, to Lender on demand and before further restoration funds are advanced, additional funds should restoration and related costs to finish the restoration, in the sole judgment of Lender, exceed restoration funds then held by Lender therefore. If any one or more of the foregoing terms or conditions are not fulfilled, then Borrower agrees that Lender may apply all or part of such sums to the Obligations in such manner as Lender may, in its sole discretion, elect, or at the option of the Lender the sums so received or any part thereof may be released; provided, however, Lender, may in its discretion, waive any or all of the foregoing terms and conditions. The exercise of any such rights by Lender and disposition of such funds by Lender shall not constitute a waiver of foreclosure for breach of this Mortgage. Upon foreclosure of this Mortgage or other acquisition of the Premises or any part thereof by Lender, all such policies shall become the absolute property of Lender, but receipt of any insurance proceeds and any disposition of the same by Lender shall not constitute a waiver of any rights of Lender, statutory or otherwise, and specifically shall not constitute a waiver of the right of foreclosure by Lender in the event of Default or failure of performance by Borrower of any of the Obligations

5. **STRUCTURAL CHANGES**. Borrower (i) shall not remove or demolish nor alter the design or structural character of any building now or hereafter erected upon the premises unless the Lender shall first consent thereto in writing, which consent shall not be unreasonably withheld, condition or delayed; (ii) shall maintain the premises in good condition and repair; (iii) shall not commit or suffer waste thereof; (iv) shall comply with all laws, ordinances, regulations, covenants, conditions and restrictions affecting the Premises and will not suffer or permit any violation thereof.

6. **BORROWER'S OBLIGATIONS (Payments)**. If Borrower fails to defend against or pay any claim, lien or encumbrance which is alleged to be prior to this Mortgage or when due, any tax or assessment (taxes or assessments shall not be deemed due during any challenge of

the same, prosecuted in accordance with applicable law.), or insurance premium, or to keep the Premises in repair, or shall commit or permit waste, or if there be commenced any action or proceeding affecting the premises or the title thereto, and Borrower shall fail to defend same then Lender, at its option, and in the event such failure of Borrower constitutes a default hereunder or under any of the Loan Documents, may pay said claim, lien, encumbrance, tax assessment or premium, with right of subrogation thereunder, may procure such abstracts or other evidence of title as it deems necessary, may make such repairs and take such steps as it deems advisable to prevent or cure such waste, and may appear in any action or proceeding and retain counsel therein, and take such action therein as Lender deems advisable, and for any of said purpose Lender may advance such sums of money as it deems necessary. Lender shall have no responsibility with respect to the legality, validity and priority of any such claim, lien, encumbrance, tax, assessment and premium, and of the amount necessary to be paid in satisfaction thereof, Borrower shall pay to Lender, immediately and without demand, all sums of money advanced by Lender pursuant to this paragraph, together with interest on each such advancement at a rate of interest that is one percent (1%) per annum greater than the interest rate per annum required by said promissory note of even date secured hereby, and all such sums and interest thereon shall be secured hereby.

7. **EVENTS OF DEFAULT**. All or any one of the following, or any combination thereof, not cured within any applicable cure period, shall be considered an "event of default":

a. **Nonpayment**. If the Borrower fails to pay within five days of when due any amount due pursuant to this mortgage deed or the Borrower's said promissory note;

b. **Nonperformance**. Not withstanding anything in the Loan Documents to the contrary, if the Borrower violates any covenant or fails to perform any obligation provided in this mortgage deed, the Borrowers said promissory note, or any other documents relating to or securing the Borrower's indebtedness to the Lender (herein, the "Loan Documents"), and such violation or failure continues for thirty days after written notice thereof from the Lender, unless it appears that the Borrower has commenced to cure such violation or failure in good faith and has diligently continued to pursue such curing, but has been unable to complete the same due within said thirty days to the nature of the violation or failure;

c. **Financial Instability**. If the Borrower files a petition for bankruptcy, makes an assignment for the benefit of creditors, or is adjudicated a bankrupt or insolvent, or if a petition is filed in a court of competent jurisdiction seeking to have the Borrower so adjudicated or seeking the appointment of a trustee, receiver, guardian, or conservator of the Borrower and such petition is not dismissed within sixty days, or if Lender in any other way reasonably believes the prospects for payment of the Borrower's indebtedness have been significantly impaired.

d. **Misuse of Property**. If the Lender reasonably believes the property to be in danger of misuse or confiscation, or that the Borrower has endangered the safety or integrity of the property;

e. **Loss of Security**. If the lender determines based on appraisal that the value of the Lender's interest in the property is less than the amount of the Borrower" indebtedness to the Lender; or

f. **Judicial Proceeding**. If any judicial or administrative proceeding is commenced against the property or the Borrower which might materially and adversely affect the Lender's interest in the property, and such proceeding is not dismissed within sixty days or the Borrower does not bond or provide other indemnification satisfactory to the Lender against an adverse result.

8. **REMEDIES**. In the event of and event of default, the Lender may pursue any or all or any combination of the following remedies, concurrently or serially.

a. **Acceleration**. The Lender may accelerate the maturity of the Borrower's indebtedness pursuant to this mortgage deed and the Borrower's said promissory note and demand immediate payment thereof in full.

b. **Foreclosure**. The Lender may foreclose the Borrowers equity of redemption by any method now available or which later becomes available to mortgagees under Maine law.

c. **Possession**. The Lender may enter into and upon the property, take possession thereof, and collect the rents and profits therefrom, or the Lender may seek the appointment of a receiver for this purpose.

d. **Partial Payments**. The Lender may accept partial payments of the Borrowers indebtedness and may apply to the Borrower's indebtedness any of the Borrower's funds or any rents or profits from the property, and such acceptance or application of funds shall not be considered to waive any of the Lenders remedies, including especially the Lender's right to commence foreclosure proceedings or to continue foreclosure proceedings already commenced.

e. **Documents**. The Lender may, take or retain possession and shall become the owner of any and all documents, records, plans, surveys, title opinions, title abstracts, title information, and insurance policies relating to the property.

f. **Other Remedies**. The Lender may exercise or pursue any other remedy available to the Lender at law or in equity.

9. **FUTURE ADVANCES**. Upon request of Borrower, Lender may, at its sole option, from time to time before full payment of all indebtedness secured hereby, make further advances to Borrower, provided, however, that the total principal secured hereby and remaining unpaid, including any such advances shall not at any time exceed **Five Million Nine Hundred Thousand Dollars and 00/100 DOLLARS ($5,900,000.00)**. Borrower shall execute and deliver to Lender a note evidencing each and every such further advance, which Lender may make, and such note or notes shall contain such terms and conditions as Lender may require. Borrower shall pay when due all such further advances with interest and other charges thereon, as applicable, and the same, and each note evidencing the same, shall be secured hereby. All provisions of this mortgage shall apply to each further advance as well as to all other indebtedness secured hereby. Nothing herein contained, however, shall limit the amount secured by this mortgage if such amount is increased by advances made by Lender, as herein elsewhere provided for to protect the security. The word "Borrower" as used in this paragraph includes any successor in ownership of the premises.

10. **WAIVER**. No delay by Lender in exercising any right or remedy hereunder, or otherwise afforded by law, shall operate as a waiver thereof or preclude the exercise thereof during the continuance of any default hereunder.

11. **LENDER'S RIGHTS**. Without affecting the liability of Borrower or any other person (except any person expressly released in writing) for payment of any indebtedness secured hereby or for performance of any obligation contained herein, and without affecting the rights; of Lender with respect to any security not expressly released in writing, Lender may at any time and from time to time, either before or after the maturity of said note and without notice or consent:

a. Release any person liable for Payment of all or any part of the indebtedness or for performance of any obligation.

b. Make any agreement extending the time or otherwise altering the terms of payment of all or any part of the indebtedness, or modifying or waiving any obligation, or subordinating, modifying or otherwise dealing with the lien or charge hereof.

c. Exercise or refrain from exercising or waive any right Lender may have.

d. Accept additional security of any kind or the substitution of any kind.

e. Release or otherwise deal with any property, real or personal, securing the indebtedness, including all or any part of the property mortgaged hereby.

12. **INTERVENING CREDITOR**. Any agreement hereafter made by Borrower and Lender pursuant to this Mortgage shall be superior to the rights of the holder of any intervening lien or encumbrance to the extent allowed by law.

13. **MAINTENANCE OBLIGATIONS**. Borrower shall maintain and preserve the parking areas, common areas, passageways and drives, now or hereafter existing on the mortgaged premises, and, without prior written consent of Lender, which shall not be unreasonably withheld, no building or other structure shall be erected thereon and no new buildings or additions to existing buildings shall be erected on the remainder of the Premises herein mortgaged.

14. **SECURITY AGREEMENT**. The borrower further covenants and agrees that this Mortgage shall constitute a security agreement with respect to any and all machinery, equipment, chattels, articles of personal property, and fixtures described and included in this Mortgage, and all additions, accessions, substitutions and replacements thereto and therefore, together with the proceeds thereof, and all of which are hereinafter referred to as the collateral and Borrower hereby grants and conveys to Lender, its successors and assigns, a security interest therein. That upon an event of default of any term, condition or covenant of this Mortgage and acceleration of any indebtedness hereby secured, the Lender may, at its discretion, require the Borrower to assemble the collateral and make it available to the Lender at a place reasonably convenient to both parties to be designated by the Lender.

15. **FINANCIAL INFORMATION**. Borrower, shall maintain full and correct books and records showing in detail the earnings and expenses of the mortgaged premises; will permit the Lender and its representatives to examine said books and records and all supporting vouchers and data at reasonable times upon request by the Lender at the mortgaged premises or at such other place in the city and county in which the mortgaged premises are located as such books and records are customarily kept and shall furnish Lender such other financial information as Lender may require in such time as Lender may reasonably demand.

16. **BORROWERS DEFENSES**. Borrower within seven (7) days upon request in person, or within ten (10) days upon request by mail, shall furnish a duly acknowledged written statement setting forth the amount of the debt secured by this mortgage, and stating either that no offsets or defenses exist against the mortgage debt, or, if such offsets or defenses are alleged to exist, the nature thereof.

17. **HAZARDOUS SUBSTANCES**. The Borrower warrants to the Lender that to the best of Borrowers knowledge the property never has been used, is not now used, and, during the Borrower's ownership, never shall be used for, or in connection with, the generation, storage, use, discharge, transportation, disposal, or treatment of hazardous substances, other than in compliance with law, being substances defined as hazardous by any governmental authority or which may be hazardous to the health and safety of occupants of the property or of surrounding lands. The Borrower further warrants to the Lender that to the best of Borrower's knowledge the property does not contain any hazardous substances in violation of law and that neither the Borrower nor the property is the subject of any ongoing, pending, or threatened investigation, action, or order regarding hazardous substances.

    The Borrower shall indemnify the Lender against all loss, damage, cost, and expense whatsoever, whether direct or indirect, which the Lender may incur as a result of any breach of the above warranties, no matter by whom or when occurring. This indemnity includes, but is in no way limited to, reasonable attorneys' fees and costs of investigating, defending, and settling claims.

18. **CONTINUED USE OF PROPERTY**. If at any time the then existing use or occupancy of the mortgaged premise, shall, pursuant to any zoning or other law, ordinance or regulation, be permitted only so long as such use or occupancy shall continue, that Borrower shall not cause or permit such use or occupancy to be discontinued without the prior written consent of the Lender.

19. **ESCROW FOR TAXES, INSURANCE., ETC**. Borrower shall, upon written request therefore by Lender to Borrower, after an event of default, which request may be withdrawn and remade from time to time at the discretion of Lender, pay to Lender on a monthly basis as hereafter set forth a sum equal to the municipal and other governmental real estate taxes, other assessments next due on the real property described in this Mortgage and all insurance premiums next due on the real property described in this Mortgage and all insurance premiums next due for fire and other casualty insurance, required of Borrower hereunder, less all sums already paid therefore, divided by the number of months to elapse (not less than one (1) month) prior to the date when said taxes and assessments will become delinquent and when such premiums will become due. Such sums as estimated by Lender shall be paid with monthly payments due pursuant to the terms of the indebtedness secured by this Mortgage and such sums shall be held at no interest by Lender to pay said taxes, assessments and premiums before the same become delinquent. Borrower agrees that should there be insufficient funds so deposited with Lender for said taxes, assessments and premiums when due, it will upon demand by Lender promptly pay to Lender amounts necessary to make such payments in full; any surplus funds may be applied toward the payment of the indebtedness secured by this Mortgage or credited toward future such

taxes, assessments and premiums; if Lender shall have commenced foreclosure proceedings, the Lender may apply such funds toward the payment of the mortgage indebtedness without causing thereby a waiver of any rights, statutory or otherwise, and specifically such application shall not constitute a waiver of the right of foreclosure hereunder. Borrower hereby assigns to Lender all the foregoing sums so held hereunder for such purposes.

20. **LEASES**. Borrower shall submit to the Lender for Lender's examination and approval in writing prior to the execution, delivery and commencement thereof, all leases, tenancies and occupancies of the premises mortgaged hereby and any part thereof; any such leases, tenancies and occupancies, other than hotel rentals in the ordinary course of business, not so approved, shall not be valid; and Borrower at its cost and expense, upon request of Lender, shall cause any parties in possession of the Premises under any such leases, tenancies and occupancies, not so approved, to vacate the Premises immediately; and Borrower acknowledges that Lender may from time to time at its option enter upon the mortgaged premises and take any other action in court or otherwise to cause such parties to vacate the Premises; the costs and expenses of Lender in so doing shall be paid by Borrower to Lender on demand thereof and shall be part of the indebtedness secured by this mortgage as costs and expenses incurred to preserve and protect the security; such rights of Lender shall be in addition to all its other rights as Mortgagee, including the right of foreclosure, for breach of Borrower in the requirements of this paragraph.

21. **RESTRICTION ON TRANSFER OF TITLE**. It is an additional condition of the Mortgage herein for breach of which foreclosure may be claimed and for breach of which all indebtedness secured hereby may be declared due and payable at once, that Borrower shall not sell, lease (except leases in the ordinary course of the operation of the Premises), convey, assign, mortgage or otherwise transfer the Premises or any interest therein and that title to the within described mortgaged premises or any interest therein and that title to the within described mortgaged premises shall not pass from Borrower by deed, mortgage or operation of law, or from any subsequent title holder, either voluntarily or involuntarily, without prior written consent of Lender. This condition shall continue all indebtedness and obligations secured hereby are satisfied; and permission given or election not to foreclose or accelerate said indebtedness by Lender, its successors or assigns, as to any subsequent such transfer of title as to which this condition shall remain in full force and effect. The term title as used herein shall mean the estate of the Borrower subject to the lien of this Mortgage.

22. **CONTINUING INDEMNITY**. The representations, warranties, and indemnities made by the Borrower and the borrower's liability to the Lender therefore shall not be affected or limited by the provisions of any other document, and they shall survive the discharge or foreclosure of this mortgage and any transfers of title to the property. It is intended that the Lender may

always seek recourse against the Borrower for breach of same or liability arising thereunder resulting in actual harm or loss to Lender after any number of such transfers.

23. **BORROWER'S OTHER OBLIGATIONS**. Borrower shall well and truly perform or cause to be performed, in a punctual manner, all the terms, conditions and agreements that are the obligation of Borrower contained in any mortgage and security agreement which is prior to or subordinate to this Mortgage and Security Agreement, in any future or existing promissory notes secured thereby, in the loan commitment letter for this loan, and in all other loan documentation with respect to the loan secured hereby.

24. **ADJUSTABLE RATE MORTGAGE**. Under the terms and provisions of the promissory note which this Mortgage and Security Agreement secures and under the terms and provisions of any future and further advances secured hereby, the interest rate payable thereunder may be variable. THE PURPOSE OF THIS PARAGRAPH IS TO PROVIDE RECORD NOTICE OF THE RIGHT OF LENDER, ITS SUCCESSORS ANDASSIGNS TO INCREASE OR DECREASE THE INTEREST RATE ON ANY INDEBTEDNESS SECURED HEREBY WHERE THE TERMS AND PROVISIONS OF SUCH INDEBTEDNESS PROVIDE FOR A VARIABLE INTEREST RATE.

25. **ADDITIONAL SECURITY**. The lender may accept additional property as security for the indebtedness secured by this mortgage deed, and the provisions of this mortgage deed shall apply to such additional property as fully as though it had originally been included herein.

26. **RELEASES**. The Lender may at any time and from time to time release any portion of the property from the operation and effect of this mortgage deed. If the Borrower consists of more than one individual or entity, then the Lender may at any time and from time to time release any of such individuals or entities from any or all of the obligations of this mortgage deed or from all or any part of the indebtedness secured hereby, without the consent of the other or others, and the Lender may likewise release any guarantor of said obligations or indebtedness.

27. **PAYMENT DURING FORECLOSURE**. I agree that Lender may accept rents from the Property, hazard insurance proceeds, condemnation awards, and any other monies produced by the Property or paid by me, even though Lender had demanded immediate payment in full and begun foreclosure and sale proceedings. Lender may use such monies to pay off any part of the sums secured without affecting Lender's right to continue foreclosure and sale.

28. **HEIRS, ASSIGNS, ETC.** The covenants and agreements herein contained shall bind, and the benefits and advantages hereof shall inure to, the respective heirs, executors,

administrators, successors and assigns of the parties hereto and the singular shall include the plural, the plural the singular, and the use of any gender shall be applicable to all genders.

29. **ADDITIONAL COSTS TO BORROWER**. Borrower agrees to pay any and all costs or expenses, including reasonable attorney's fees and reasonable paralegal's fees, incurred by the Lender in the enforcement of any of its rights herein given to or on behalf of Lender, This obligation to pay reasonable attorney's fees and reasonable paralegal's fees includes without limitation said fees incurred by Lender in defense of unsuccessful Counterclaims arising from this mortgage transaction.

30. **SEPARABILITY OF MORTGAGE CLAUSES**. If any obligation or portion of this Mortgage and Security Agreement is determined to be invalid or unenforceable under law, it shall not affect the validity or enforcement of the remaining obligations or portions hereof.

31. **TIME IS OF THE ESSENCE**. Time is of the essence regarding all terms and conditions of this Mortgage and Security Agreement.

32. **STATUTORY POWER OF SALE**. Borrower agrees that if an event of default be made in any payment due hereunder, or upon any breach of the terms and conditions contained herein, Lender may sell the Mortgaged Premises, or such portion thereof as may remain subject to the Mortgage in case of any partial release thereof either as a whole or in parcels, together with all improvements that may be thereon, by a public sale on or near the Mortgaged Premises then subject to the Mortgage, or, if more than one parcel is then subject thereto, then on or near one of said parcels, or at Such place as may be designated for that purpose in the Mortgage, first complying with the terms of the Mortgage and the statutes relating to the foreclosure of mortgage by the exercise of a power of sale pursuant to 33 M.R.S.A. §501-A and 14 M.R.S.A. §§6203A-6203E, and Lender may convey the same by proper deed or deeds to the purchaser or purchasers absolutely and in fee simple. Such sale shall forever bar Borrower(s) and all persons claiming under Borrower(s) from all right and interest in the Mortgaged Premises, whether at law or in equity. Said POWER OF SALE is set forth in said statutes as follows:

POWER

But upon any default in the performance or the observance of the foregoing or other condition, the Lender or his executors, administrators, successors or assigns, his or their agent or attorney, may sell the mortgaged premises or such portion thereof as may remain subject to the mortgage in case of any partial release thereof, either as a whole or in parcels, together with all improvements that may be thereon, by a public sale on or near the premises then subject to the mortgage, or, if more than one parcel is then subject thereto, then on or near one of said parcels, or at such place as may be designated for the purpose in the mortgage, first complying with the terms of the mortgage and the statutes relating to the foreclosure of mortgage by the exercise of a power of sale, and he or they may convey the same by property deed or deeds to the purchaser or purchasers absolutely and in fee simple and such sale shall forever bar the Borrower and all persons claiming under it from all right and interest in the mortgaged premises, whether at law or in equity.

33. **MORTGAGE GIVEN FOR COMMERCIAL (BUSINESS) PURPOSES.** Borrower acknowledges and agrees that this said mortgage deed is given primarily for a business or commercial purposes.

IN WITNESS WHEREOF, **Ronald Cloutier**, Chief Financial Officer of **Associated Grocers of Maine, Inc.**, has executed this Mortgage and Security Agreement on behalf of Borrower this **13th** day of **September, 2005**.

Y-17657-1

WITNESS: **Associated Grocers of Maine, Inc.**

_________________________ BY:_________________________

Ronald Cloutier, CFO

STATE OF MAINE,
Kennebec,ss. September 13, 2005

Personally appeared the above named **Ronald Cloutier**, Chief Financial Officer in his/her/their said capacity and acknowledged the foregoing instrument to be his/her/their free act and deed and the free act and deed of said **Associated Grocers of Maine, Inc.**,

Before me, _________________________
Clayton E. Rollins – Notary Public
Commission Expires: 3/24/12

Exhibit A

PARCEL I:

A certain lot or parcel of land with the buildings thereon situated on the easterly side of the Brunswick Road in the City of Gardiner, County of Kennebec and State of Maine, bounded and described as follows, to wit:

Commencing at an iron bound on the east side of said Brunswick Road which iron bound is located at a point eight hundred sixteen feet (816) distant from the intersection of the middle of the Libby Hill Road, so-called, with the said Brunswick Road; thence running in a northerly direction along the easterly side of said Brunswick Road ten rods to an iron bound; thence running in an easterly direction sixteen (16) rods to an iron bound; thence running in a southerly direction and parallel to said Brunswick Road a distance of ten (10) rods; thence in a westerly direction a distance of sixteen (16) rods to the point of beginning.

PARCEL II:

A certain lot or parcel of land with the buildings thereon, situated in the City of Gardiner, County of Kennebec and State of Maine, and bounded and described as follows, viz:

Commencing at a point on the easterly side of the Brunswick Road, so-called, at the northwesterly corner of land of one Palmer; thence running in a northerly direction along the easterly side of said Brunswick Road a distance of one hundred forty eight and one half feet, more or less, to a stake; thence running in an easterly direction and parallel with said Palmer's northerly line a distance of two hundred ninety feet, more or less, to a stake; thence running in a southerly direction, and parallel to said Brunswick Road to the northerly line of land of said Palmer; thence running in a westerly direction along said Palmer's northerly line to the point of beginning.

PARCEL III:

A certain lot or parcel of land located on the southerly side of the Brunswick Road in Gardiner, County of Kennebec and State of Maine, being more particularly bounded and described as follows, to wit:

Commencing at an iron pin locate on the southerly side of the Brunswick Road, which iron pin marks the northeasterly corner of the parcel of land herein conveyed and the northwesterly corner of a parcel of land described in a deed to Benjamin U.C. Dill and Mary Ellen Dill recorded in the Kennebec County Registry of Deeds in Book 1580, Page 799; thence S 36° 33' 08" E two hundred (200) feet to an iron rebar; thence N 69° 16' 20" E two hundred and thirty (230) feet to an iron rebar set in a stone wall; and thence S 36° 33' 08" E four thousand five hundred and eighty five and one one-hundredth (4,585.01) feet along the remains of a stone wall and wire fence to an iron rebar; and thence S 27°

22' 04" two hundred twenty four and seventy eight hundredths (224.78) feet to an iron rebar; and thence N 58° 56' 30" W two thousand three hundred and six and seven tenths (2,306.07) feet to an iron pin at the end of a stone wall; and thence N 59° 32' 20" W one thousand two hundred and fifty and twenty six hundredths (1,250.26) feet to the intersection of the stone wall with another stone wall, which point of intersection is marked by an angle iron; and thence N 14° 57' 05" E three hundred twenty four and fifty hundredths (324.50) feet to a one inch iron pipe; thence N 46° 09' 52" W one thousand two hundred and three and forty nine hundredths (1,203.49) feet to an iron rebar; and thence N 34° 32' 08" W six hundred twenty nine and seventy eight hundredths (629.78) feet to an iron rebar located on the southerly side of the Brunswick Road; and thence N 69° 25' 35" E along the southerly line of the Brunswick Road to an iron rebar located at the northwesterly corner of a parcel of land described in a deed to Randall C. Palmer and Mary Ann Palmer recorded in the Kennebec County Registry of Deeds in Book 2058, Page 73; and thence S 26° 39' 16" E along Palmer's westerly line two hundred fifty seven (257) feet to Palmer's southwesterly corner; and thence N 69° 16' 20" E along Palmer's southerly line to an iron rebar; and thence S 26° 39' 16" E twenty six (26) feet to an iron rebar marking the southwesterly corner of a parcel of land described in a deed to Joel W. Palmer and Brenda J. Palmer recorded in the Kennebec County Registry of Deeds in Book 2723, Page 277; and thence N 69° 16' 20" E one hundred and forty eight and fifty hundredths (148.50) feet to an iron rebar marking the southeasterly corner of the said Joel W. and Brenda J. Palmer; and thence N 26° 39' 16" W along the said Joel W. Palmer's east line two hundred ninety (290) feet to an iron rear located on the southerly side of the Brunswick Road; and thence N 69° 15' 20" E along the southerly side of the Brunswick Road five hundred and thirty and forty four hundredths (530.44) feet to an iron rebar at the point of beginning.

There is excepted form the above those certain lots or parcel of land conveyed to N. William Brown and Donald G. Pauley by instrument dated January 8, 1989 and recorded in the Kennebec County Registry of Deeds in Book 3498, Page 154 and to the City of Gardiner by instrument dated August 30, 1990, recorded in the Kennebec County Registry of Deeds in Book 3794, Page 111.

Also excepting Lots 1, 2, 3, 4, 7 & 8 as shown on final subdivision plan for Associated Grocers of Maine, Inc., Industrial park, recorded in the Kennebec County Registry of Deeds in Plan File E-88194.

For grantors' source of title reference is made to a deed from Randall C. Palmer and Mary Ann Palmer dated December 26, 1984 and recorded in the Kennebec County Registry of Deeds in Book 2760, Page 45.

Ass~ciated Grocers of Maine, Inc.
1000 Brunswick Avenue
Gardiner, Maine 04345

GARDINER SAVINGS INSTITUTION, FSB
190 Water Street, P.O. Box 190
Gardiner, Maine 04345

Loan Number ______________
Date September 13, 2005
Maturity Date 5/13/2011
Loan Amount $5,900,000.00

BORROWER'S NAME AND ADDRESS
"I" includes each borrower above, joint and severally

PROMISSORY NOTE
Lender's name and Address
"You" means the lender, its successors and assigns

For value received, I promise to pay to you, or your order, at your address listed above the **PRINCIPAL** sum of **Five Million Nine Hundred Thousand Dollars and 00/100** Dollars **$5,900,000.00**.

☐**Single Advance:** I will receive all of this principal sum on ________________, 20____. No additional advances are contemplated under this note.

☒**Multiple Advance:** The principal sum shown above is the maximum amount of principal I can borrow under this note. On **September 13, 2005** I will receive the amount of **$ 45,563.80** and future principal advances are contemplated.

Conditions: The conditions for future advances are Upon receipt of acceptable draw requests ________.

☐**Open End Credit:** You and I agree that I may borrow up to the maximum amount of principal more than one time. This feature is subject to all other conditions and expires on ________________.

☒**Closed End Credit:** You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).

INTEREST: I agree to pay interest on the outstanding principal balance from **09/13/2005** at a Fixed Rate of **6.25%** per year.

☐**Variable Rate:** This rate may then change as stated below.

☐**Index Rate:** The future rate will be n/a the following index rate: The GSI Prime Rate - if GSI Prime ceases to be an operative index rate, the index rate shall automatically become New York Prime Rate as published in the Wall Street Journal.

☐**No Index:** The future rate will not be subject to any internal or external index. It will be entirely in your control.

☐**Frequency and Timing:** The rate on this note may change as often as DAILY ________.

A change in the interest rate will take effect on the same date ________.

☐**Limitations:** During the term of the loan, the applicable annual interest rate will not be more than _____% or less than ________________. The rate may not change more than ____________ % each ________________.

Effect of Variable Rate: A change in the interest rate will have the following effect on the payments:

☐The amount of each scheduled payment will change. ☐ The amount of the final payment will change.

☒ See Additional Terms Below ________________.

ACCRUAL METHOD: Interest will be calculated on a SIMPLE basis.

POST MATURITY RATE: I agree to pay interest on the unpaid balance of this note owing after maturity, and until paid in full, as stated below:

☒on the same fixed or variable rate basis in effect before maturity (as indicated above).

☐at a rate equal to ________________.

LATE CHARGE: If a payment is made more than 30 days after it is due, I agree to pay a late charge of 6.00% ____.

☐**ADDITIONAL CHARGES:** In addition to interest, I agree to pay the following charges which ☐ are ☐ are not included in the principal amount above.

PAYMENTS: I agree to pay this note as follows:

☒**Interest:** I agree to pay the accrued interest monthly during the 7 months construction period on the amount of credit oustanding . The first interest payment is due 10/13/2005. The entire unpaid balance of principal and interest will be due 5/13/2011.

☐**Principal:** I agree to pay the principal ________________.

☒**Installments:** I agree to pay this note in **60** payments. The first payment will be in the amount of **$50,587.95** and will be due **05/13/2006**. A payment of **$50,587.95** will be due on the **13th** day of each month thereafter subject to additional terms attached hereto. The final payment of the entire unpaid balance of principal and interest will be due **05/13/2011. This payment is based on a 15 year amortization.**

ADDITIONAL TERMS: This is a construction loan. Borrowers are required to pay interest only on the principal amount outstanding until **04/13/2006**. On **5/13/2011** the outstanding principal balance will be due.

PREPAYMENT PREMIUM: See Attached

Default Interest Rate: Bank shall have the right to charge interest, payable on demand, on the unpaid principal balance of the loan at an interest rate of three percent (3.00%) per annum in excess of the above described interest rate for any period during which the Borrower shall be in default under any document governing or securing the loan.

SECURITY: Real Estate Mortgage and Assignment of Leases and Rents on land and buildings located at 1000 Brunswick Avenue, Gardiner,Maine. A security interest in any and all accounts and accounts receivable and general intangibles of **Associated Grocers of Maine, Inc.**, including but not limited to trade names, trade marks, service marks, patents, copyrights, now owned or hereafter acquired and wherever located. Also a security interest in any and all tangible property and intangible property of **Associated Grocers of Maine, Inc.**, including but not limited to consumer goods, inventory, machinery and equipment, instruments, documents, chattel paper, and general intangible now owned or hereafter acquired and wherever located and the proceeds thereof and fixtures and accession thereto; whether any of the foregoing is owned now or acquired later; all accession, additions, replacements, and substitutions relating to any of the foregoing; all records of any kind relating to any of the foregoing; all proceeds relating to any of the foregoing (including insurance, general intangibles and accounts proceeds).

PURPOSE: The purpose of this loan is **for the construction of a 41,000 sf expansion, accomplish Freon Conversion of Compressors and payoff existing first mortgage.**

DEFINITONS: As used on page 1, ☐means the terms that apply to this loan. "I," "me" or "my" means each Borrower who signs this note and each other person or legal entity (including guarantors, endorsers, and sureties) who agrees to pay this note (together referred to as "us"). "You" or "your" means the Lender and its successors and assigns.

APPLICABLE LAW: The law of the state in which you are located will govern this note. Any term of this note which is contrary to applicable law will not be effective, unless the law permits you and me to agree to such a variation. If any provision of this agreement cannot be enforced according to its terms, this fact will not affect the enforceability of the remainder of this agreement. No modification of this agreement may be made without your express written consent. Time is of the essence in this agreement.

PAYMENTS: Each payment I made on this note will first reduce the amount I owe you for charges, which are neither interest nor principal. The remainder of each payment will then reduce accrued unpaid interest, and then unpaid principal. If you and I agree to a different application of payments, we will describe our agreement on this note. I may prepay a part of, or the entire balance of this loan without penalty, unless we specify to the contrary on this note. Any partial prepayment will not excuse or reduce any later scheduled payment until this note is paid in full (unless, when I made the prepayment, you and I agree in writing to the contrary).

INTEREST: Interest accrues on the principal remaining unpaid from time to time, until paid in full. If I receive the principal in more than one advance, each advance will start to earn interest only when I receive the advance. The interest rate in effect on this note at any given time will apply to the entire principal advance at that time. Notwithstanding anything to the contrary, I do not agree to pay and you do not intend to charge any rate of interest that is higher than the maximum rate of interest you could charge under applicable law for the extension of credit that is agreed to here (either before or after maturity). If any notice of interest accrual is sent and is in error, we mutually agree to correct it, and if you actually collect more interest than allowed by law and this agreement, you agree to refund it to me.

INDEX RATE: The index will serve only as a device for settling the rate on this note. You do not guarantee by selecting this index, or the margin, that the rate on this note will be the same rate you charge on any other loans or class of loans to me or other borrowers.

ACCRUAL METHOD: The amount of interest that I will pay on this loan will be calculated using the interest rate and accrual method stated on page 1 of this note. For the purpose of interest calculation, the accrual method will determine the number of days in a "year". If no accrual method is stated, then you may use any reasonable accrual method for calculating interest.

POST MATURITY RATE: For purposes of deciding when the "Post Maturity Rate" (shown on page 1) applies, the term maturity means the date of the last scheduled payment indicated on page 1 of this note or the date you accelerate payment on the note, whichever is earlier.

SINGLE ADVANCE LOANS: If this is a single advance loan, you and I expect that you will make only one advance of principal. However, you may add other amounts to the principal if you make any payments described in the "PAYMENTS BY LENDER" paragraph below.

MULTIPLE ADVANCE LOANS: If this is a multiple advance loan, you and I expect that you will make more than one advance of principal. If this is closed end credit, repaying a part of the principal will not entitle me to additional Credit.

PAYMENTS BY LENDER: If you are authorized to pay, on my behalf, charges I am obligated to pay (such as property insurance premiums), then you may treat those payments made by you as advances and add them to the unpaid principal under this note, or you may demand immediate payment of the Charges.

SET-OFF: I agree that if in the event of my default not cured within any applicable cure period, you may set off any amount due and payable under this note against any right I have to receive money from you.

"Right to receive money from you" means:

(1) any deposit account balance I have with you;

(2) any money owned to me on an item presented to you or in your possession for collection or exchange; and

(3) any repurchase agreement or other nondeposit obligation.

"Any amount due and payable under this note" means the total amount of which you are entitled to demand payment under the terms of this note at the time you set off. This total includes any balance the due date for which you properly accelerate under this note.

If my right to receive money from you is also owned by someone who has not agreed to pay this note, your right of set-off will apply to my interest in the obligation and to any other amounts I could withdraw on my sole

REAL ESTATE OR RESIDENCE SECURITY: If this note is secured by real estate or a residence that is personal property, the existence of a default and your remedies for such a default will be determined by applicable law, by the terms of any separate instrument creating the security interest and, to the extent not prohibited by law and not contrary to the terms of the separate security instrument, by the "Default" and "Remedies" paragraphs herein.

DEFAULT: I will be in default if any one or more of the following occur: (1) I fail to make a payment within 5 days of its due date or in the amount due; (2) I fail to keep the property insured, if required; (3) I fail to pay, or keep any promises on any debt or agreement I have with you which remains uncured for 30 days or such additional time as is reasonably required to cure; (4) any other creditor of mine attempts to collect any debt I owe him through court proceedings subject to cure periods set-out in the loan agreement and/or the mortgage deed securing this note; (5) I die, am declared incompetent, make an assignment for the benefit of creditors, or become insolvent (either because my liabilities exceed my assets or I am unable to pay my debts as they become due) subject to cure periods set out in the loan agreement and/or the mortgage deed securing this note: (6) I make any written statement or provide any financial information that is materially untrue or inaccurate at the time it was provided; (7) any material portion of the collateral securing this note is used in a manner or for a purpose which threatens confiscation by a legal authority; (8) I change my name or assume an additional name without first notifying you before making such a change; (9) any loan proceeds are used for a purpose that will contribute to excessive erosion of highly erodible and or to the conversion of wetlands to produce an agricultural commodity, as further explained in 7 C.F.R. Part 1940, Subpart G, Exhibit M.

REMEDIES: If I am in default on this note you have, and do not cure the same within any applicable cure period but are not limited to, the following remedies:

(1) You may demand immediate payment of all I owe you under this note (principal, accrued unpaid interest and other accrued charges).

(2) You may set off this debt against any right I have to the payment of money from you, subject to the terms of the "Set-Off" paragraph herein.

(3) You may demand security, additional security, or additional parties to be obligated to pay this note as a condition for not using any other remedy.

(4) You may refuse to make advances to me or allow purchases on credit by me.

(5) You may use any remedy you have under state or federal law.

By selecting any one or more of these remedies you do not give up your right to later use any other remedy. By waiving your right to declare an event to be a default, you do not waive your right to later consider the event as a default if it continues or happens again.

COLLECTION COSTS AND ATTORNEY'S FEES: I agree to pay all reasonable costs of collection, replevin or any other or similar type of cost if am in default. In addition, if you hire an attorney to collect this note, I also agree to pay any reasonable fee you incur with such attorney plus court costs (except where prohibited by law). To the extent permitted by the United States Bankruptcy Code, I also agree to pay the reasonable attorney's fees and costs you incur to collect this debt as awarded by any court exercising jurisdiction under the Bankruptcy Code.

WAIVER: I give up my rights to require you to do certain things. I will not require you to:

(1) demand payment of amounts due (presentment);

(2) obtain official certification of nonpayment (protest); or

(3) given notice that amounts due have not been paid (notice of dishonor). I waive any defenses I have based on suretyship or impairment of collateral.

OBLIGATIONS INDEPENDENT: I understand that I must pay this note even if someone else has also agreed to pay it (by, for example, signing this form or a separate guarantee or endorsement). You may sue me alone, or anyone else who is obligated on this note, or any number of us together, to collect this note. You may do so without any notice that it has not been paid (notice of dishonor). You may without notice release any party to this agreement without releasing any other party. If you give up any of your rights, with or without notice, it will not affect my duty to pay this note. Any extension of new credit to any of us, or renewal of this note by all or less than all of us will not release me from my duty to pay it. (Of course, you are entitled to only one payment in full.) I agree that you may at your option extend this note or the debt represented by this note, or any portion of the note or debt, from time to time without limit or notice and for any term without affecting my liability for payment of the note. I will not assign my obligation under this agreement without your prior written approval.

CREDIT INFORMATION: I agree and authorize you to obtain credit information about me from time to time (for example, by requesting a credit report) and to report to others your credit experience with me (such as a credit


Gardiner
MAINE Where history and progress meet
www.GardinerMaine.com

October 24, 2005

Ron Cloutier
Chief Financial Officer
Associated Grocers of Maine
1000 Brunswick Aveneue
Gardiner ME 04345

Dear Ron:

Please accept this letter as confirmation of City Council action regarding your UDAG loan with the City.

Responding to your request, on September 22, 2005 the City Council voted to refinance your remaining UDAG debt at 4% over 5 years, paid quarterly. Gardiner Savings will administer the loan within the framework of our existing revolving loan fund accounts.

The City of Gardiner is very excited to be a partner in your expansion. Please let us know how else we can support your very important efforts.

Sincerely,

Jeffrey D. Kobrock
City Manager

EMPLOYMENT AGREEMENT

Agreement dated as of the 7th day of September, 2005 by and between ASSOCIATED GROCERS OF MAINE, INC., a corporation organized and existing under the laws of the State of Maine, with a principal office in Gardiner, Maine, (the "Company"), and PATRICK FLANNERY, an individual residing in Waterville, Maine (the "Employee").

WHEREAS, the Company desires to continue the employment of the Employee to perform the duties of President and Chief Executive Officer of the Company upon the terms and conditions set forth herein; and

WHEREAS, the Employee desires to be retained by the Company as its President and Chief Executive Officer upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the above recitals and the mutual covenants and promises set forth below, and for other good and valuable consideration acknowledged to have been received, the parties agree as follows:

1. Employment and Term. (a) For and in consideration of the payments hereinafter set forth, the Employee hereby agrees (i) for a period of three (3) years of the Company's fiscal years (with the term "fiscal year" meaning the Company's fiscal year as currently defined) from the "Effective Date" as that term is defined below (the "Employment Term"), to develop full-time to his employment hereunder and to serve as President and Chief Executive Officer of the Company. The Company agrees to employ the Employee in such capacity, and for such term, and upon the additional terms and provisions of this Agreement. In such capacity, the Employee shall report to the Board of Directors of the Company and shall perform those functions assigned to him by the By-laws of the Company, by the Board of Directors of the Company, and those that are normally associated with the day-to-day responsibilities of a President and Chief Executive Officer of a wholesale grocery distributor. This will include but not be limited to, providing the leadership necessary to develop and effectively and efficiently execute the Company's sales and growth strategy, to develop and institutionalize necessary organizational structures to support the execution of the Company's strategy, and, create, implement and manage required management and financial information systems to support the enterprise and to attract, retain and motivate a quality workforce capable of successfully delivering on the Company's strategy.

   (b) The Effective Date shall be the first day of the Company's fiscal year 2007, or such other date to which the Company and the Employee may agree in writing. The Employment Agreement, dated December 29, 2004, currently in effect between the Company and the Employee, shall remain in full force and effect from the date of execution of this Agreement through the Effective Date, subject, however, to the following amendments: (i) the term of said Employment Agreement shall be extended from December 29, 2004 to and including the Effective Date; and (ii) for the period January 1, 2006 to and including the Effective Date, Employee's base salary shall be increased to $145,000 per year.

2. Payment of Consideration

   (a) Base Salary. In consideration of the performance of the Employee of the undertakings set forth above, the Company shall pay the Employee the gross sum of $145,000 per year commencing on the Effective Date and for the entire fiscal year ending in March, 2007, $160,000 per year commencing on the first day of the Company's fiscal year 2008, and for the entire fiscal year ending in March, 2008, $175,000 per year commencing on the first day of the Company's fiscal year 2009, and for the entire fiscal year ending in March, 2009, all such sums payable in accordance with payment practices then in force for other management employees

of the Company (the "Base Salary"), and subject to all usual and customary payroll tax, income tax, and similar withholdings.

(b) Annual Bonus. Upon completion by the Employee of each fiscal year of the Employment Term, Employee shall be paid a cash bonus, calculated as follows: five percent (5%) of the entire pre-tax net income of the Company for the Company's fiscal year then ending, commencing with the fiscal year ending in March of 2007, and continuing for each subsequent fiscal year ending during the term of this Agreement, such pre-tax net income to be determined in accordance with generally accepted accounting principles, consistently applied; provided, however that no bonus shall be payable hereunder with respect to any fiscal year for which such pre-tax net income of the Company, determined as set forth herein, is less than the following amounts: $150,000 for the fiscal year ending March 2007 and the same amount for each succeeding fiscal year during the term of this Agreement, adjusted each year by a percentage amount corresponding to any percentage increase in the consumer price index for the then fiscal year end, over the consumer price index for the end of the immediately preceding fiscal year; and provided further, that if such pre-tax net income equals or exceeds $350,000 in any fiscal year, the bonus percentage shall be 8% instead of 5%. Said amount of $350,000 applicable in the fiscal year ending in March of 2007 shall be adjusted for each subsequent fiscal year during the term of this Agreement by a percentage amount corresponding to any percentage increase in the consumer price index for the then fiscal year end, over the consumer price index for the end of the immediately preceding fiscal year. Any bonus payable hereunder shall be paid not later than ninety-days following the end of each fiscal year. The Company may deduct from such bonus payment all required and customary withholdings for income and payroll taxes[1].

(c) Employee Benefits. In addition to, and not in lieu of any other compensation due to the Employee hereunder, the Company will, during the Employment Term, provide to the Employee the same benefits that are currently provided to non-union employees of the Company, including without limitation: (i) the health and medical insurance benefits that are currently offered to other non-union employees of the Company; and participation in the Company's 401(k) retirement savings plan on the same basis as other, non-union employees; (ii) the Employee shall be entitled to five weeks of paid vacation on an annual basis; (iii) The Company will pay up to 100% per year for the premiums for the disability policy benefits that the Employee has in effect as of the Effective Date, or any policy that the Employee may obtain during the term hereof; provided, however, that any the premium cost of any such policy shall be treated as additional taxable compensation to Employee, and provided further that any such policy benefits shall be consistent with other policies maintained by the Company for its non-union salaried employees; and (iv) at the request and direction of the Employee, the Company will deduct from and pay a portion of Employee's Base Salary for payment of the Employee's contributions to a retirement account or plan established by the Employee.

(d) Expenses/Automobile. During the term herein, the Company shall, upon presentation of appropriate vouchers and in accordance with the policies of the Company, reimburse the Employee for all reasonable and necessary business expenses incurred by him on behalf of the Company in performance of his duties hereunder. In addition, during the term herein, the Company shall make available to Employee the use of a suitable passenger automobile for ordinary and necessary business purposes, and the Company shall pay all of the costs and expenses associated with the use of such automobile for Company business. Upon completion of the full term of this Employment Agreement, and provided that the term hereof has not been

[1] For the purpose of this Agreement, the Consumer Price Index, as published by the U.S. Bureau of Labor Statistics ("BLS"), Urban Index, All Products, for the Portland, Maine urban area, shall be the index utilized, and if the BLS shall cease to publish such index, then the index published by an agency of the U.S. Government that most closely approximates such index shall be utilized.

terminated prior to the expiration of the full three year term, the Company agrees to transfer title of said vehicle to Employee for his continued personal use.

3. Confidential Information/Non Competition. (a) The Employee hereby agrees that for the term of this Agreement, and thereafter, unless compelled by judicial process, the Employee will not communicate or divulge to, or use for the benefit of himself, or any other information or trade secrets concerning any customers, accounts, vendors, suppliers, research, data, users, subscribers, franchisees or purchasers of the products or services of the Company or other confidential matters possessed, owned, or used by the Company, the discovery, development or knowledge of which became known to or was acquired by the Employee at any time by reason of his participation in the business and affairs of or as a result of his former association as an officer, member or director of the Company or which may be hereafter revealed to him by the Company in a confidential manner for a business purpose or in a business relationship (collectively, "Confidential Information"). Notwithstanding the foregoing, if compelled by judicial process to disclose any Confidential Information, the Employee shall promptly advise the Company and at the Company's direction, and at the sole cost and expense of the Company, take all reasonable steps requested by the Company in order to obtain a protective order.

(a) During the period of time equal to the term of this Agreement and for one year thereafter (the "Non-Competition Period"), the Employee will not directly or indirectly

(i) Become an employee, officer or director of a corporation, partnership, limited liability company, limited liability partnership, joint venture, individual proprietorship or trust, or any type or form of business entity that is a "Competing Business", as that term is defined below:

(ii) Own, directly or indirectly, or suffer or, to the best of his ability, permit his spouse, or any of his children, while they are minor or under parental control, to own, directly or indirectly, any shares of any one class of stock or a corporation, or interest in a partnership or other business entity that is a "Competing Business," as that term is defined below; provided that Employee can own up to 5% of a publicly traded company that is a Competing Business

(iii) Provide advisory or consulting services, with or without compensation, to others who are in or propose to enter a "Competing Business," as that term is defined below.

(iv) A "Competing Business" is one that is in or proposes to intends to enter the business of selling or distributing at wholesale, within the states of Maine, New Hampshire, Massachusetts, and/or Vermont any product or products of a type(s) which is/are similar to any product or products which is or are at any time, distributed or sold by the Company, without regard to whether such business uses any name, tradename, trademark, servicemark, or style similar to those used by the Company.

(b) Anything contained in this Agreement to the contrary notwithstanding, the Noncompetition Period shall terminate, and Employee shall no longer be bound by the terms of Section 3 (b) upon the termination of employment of Employee pursuant to Section 4 (a) (iv)

4. Termination.

(a) The Company shall be entitled to terminate the employment of the Employee hereunder prior to the expiration of the term hereof, in the following circumstances:

(i) If the employee shall become disabled during the Employment Term, and such disability shall continue for a period of six consecutive months. The Employee shall be considered to be disabled in the event the Employee is unable to perform any of the normal and customary duties of his employment with the Company at any time during the Employment Term;

(ii) For "Due Cause", as defined herein. For purposes of this Agreement, the term "Due Cause" shall mean any of the following: (A) breach of any of the Employee's material obligations hereunder, including, without limitation, a material failure to perform his duties as set forth in Section 1 above, provided that the Company has given the Employee written notice specifically stating setting forth the nature of the alleged material breach and at least thirty (30) days to correct such failure; (B) intentional noncompliance with a legitimate, lawful, and material directive of the Company and/or its Board of Directors; (C) misappropriation by the Employee of funds of, or perpetration by the Employee of a fraud upon, the Company; (D) conviction of the Employee of a felony or misdemeanor punishable by imprisonment at any time during the Employment Term; (E) intentional damage to property of the Company; (F) intentional disclosure of Confidential Information of; or relating to, the Company; or (G) failure to comply with any applicable State, Local or Federal labor or employment law, regulation, or ordinance.

(iii) Death of Employee;

(iv) For any reason that the Company deems appropriate, without cause, provided that the provisions of section 4(b) below are met

(b) In the event that the Company terminates the employment of the Employee pursuant to section 4 (a) (i), (iii) and (iv), the Company shall continue to pay the Employee (or his estate) for a period of twelve (12) months the amount of Employee's Base Salary, as defined in Section 2 (a) above, in effect at the time of such termination of employment, subject to all usual and customary payroll tax, income tax, and similar withholdings. In the event that the Company terminated the employment of the Employee pursuant to section 4 (a) (ii), there shall be no payments made by the Company to the Employee following such termination.

5. Remedies for Breach. Any breach, violation or evasion of any term of this Agreement by the Employee may cause immediate and irreparable injury to the Company and, thus the Company is hereby authorized to seek recourse for such breach, violation or evasion by the Employee by application for injunction and/or specific performance, as well as all other remedies at law or in equity to which it otherwise may be entitled.

6. Indemnification by the Company. The Company agrees that it will indemnify Employee, to the full extent permitted by law, from and against all loss, costs damage, liability or expense, including Employee's attorney's fees and costs, arising from any and all claims, demands and expenses arising out of any action, suit or proceeding, whether civil, criminal, administrative or investigate, to which the Employee is or is threatened to be made a party by reason of his serving as the President and Chief Executive Officer of the Company; provided, however, that no indemnification will be provided as to any matter, action, proceeding, claim or loss which is excluded from coverage under the Company's Directors and Officers Liability Policy in effect from time to time during the term of this Agreement, and provided further, that no indemnification will be provided as to any matter as to which the Employee shall have been determined by the Company.

(a) Not to have acted honestly or in the reasonable belief that his action was in or not opposed to the best interests of the Company or its members;

(b) With respect to any criminal action or proceeding, to have had reasonable cause to believe that his conduct was unlawful;

(c) To have acted without authorization or in violation of the Company's governing documents or the direction of the Board of Directors of the Company.

7. Arbitration. The Company and Employee agree to make a good faith effort at informal negotiation to resolve any dispute that may arise under this Agreement. In the event of any controversy, dispute, or disagreement arising out of, or in connection with, this Agreement, which cannot be resolved through such informal means, the matter may be submitted by either party to final and binding arbitration by an arbitrator mutually agreed to by the parties or, failing such agreement, under the rules and procedures of the American Arbitration Association. The parties agree that such arbitration shall be the sole and exclusive means by which such disputes are to be finally resolved. In the event that arbitration is utilized, each party shall be responsible for an equal share of the cost of the arbitrator and for its own costs of counsel and witnesses, if any. The decision or award, in writing, of the arbitrator on the merits of any dispute properly adjudicated within its authority as specified in this Agreement shall be final and binding upon the parties.

8. Notices. Any notice, demand or request required or permitted to be given under the provisions of this Agreement shall be in writing and shall be deemed to have been duly delivered on the date of personal delivery or on the date of mailing if mailed by registered or certified mail, postage prepaid and return receipt requested, and shall be deemed to have been received on the date of personal delivery or on the date set forth on the return receipt, to the following addresses, or to such other address as any party may request by notifying in writing all of the other parties to this Agreement:

If to the Company: Associated Grocers of Maine, Inc.
P. O. Box 1000
Brunswick Avenue
Gardiner, Maine 04345-1000
Attention: Chairman of the Board of Directors

With a copy to: George J. Marcus, Esq.
Marcus, Clegg & Mistretta, P.A.
100 Middle Street, East Tower
Portland, Maine 04101

If to Employee: Patrick Flannery
6 Thomas Street
Waterville, Maine 04901

With a copy to:

Or to such other address as either party may hereafter give in accordance to this section.

9. Waiver, Modification or Cancellation. Any waiver, alteration or modification of any of the provisions of this Agreement or cancellation or replacement of this Agreement shall not be valid unless in writing and signed by all of the parties hereto.

10. Applicable Law. This Agreement shall be governed by the laws of the State of Maine.

11. Assignment. This Agreement shall not be assigned by either party absent the prior written consent of the other, except that the Company may assign this Agreement in connection with the sale of substantially all of the Company's assets.

12. Severability. In the event that any part of this Agreement shall be held to be unenforceable or invalid, the remaining parts hereof shall be nevertheless continue to be valid and enforceable as though the invalid portions were not a part hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

ASSOCIATED GROCERS OF MAINE, INC.

By: Thomas Barber Board Chairman
Its:

PATRICK FLANNERY

Patrick Flannery


MCGEE
CONSTRUCTION
"What don't we do!"

Commercial/Residential Site-work
Trucking Paving Carpentry
Gravel Sand Stone Loam
Tank Installation & Removals
Concrete Forestry Surveying
Land Development & Sales

537 High Street, W. Gardiner, Maine 04345 Phone:(207) 582-8810 Fax: (207) 582-8847
www.mcgeeconstruction.com

CONTRACT PERTAINING TO A. G. of MAINE INC. EXPANSION

August 10, 2005

McGee Construction LLC ("Contractor") hereby enters into a contract with Associated Grocers of Maine, Inc. of Gardiner, Maine ("Owner"), to furnish all labor and materials to complete the following work as further described:

"THE WORK": Site work and excavation per Earthwork Quote dated 8/10/05 which is attached.

Clarification: None

Breakdown: None

Payment and Performance bonds: None are required

Billing: Monthly requisitions will be made on the 1st of each month for work completed during the prior month, and will be made on the contractor's Application for Payment.

Retention: 5% of approved requisition unless a different retention amount is required by Owner's bank financing the job.

Payment: Progress as approved by owner and payment to be made ten (10) days from requisition date, unless a different payment schedule is provided by Owner's bank financing the job.

Final Payment: Within 30 days after completion of "THE WORK" if approved by the Owner, which shall not be unreasonably withheld. A Final Application for payment and Final Release of Liens will also be submitted.


MCGEE
CONSTRUCTION
"What don't we do!"

Commercial/Residential Site-work
Trucking Paving Carpentry
Gravel Sand Stone Loam
Tank Installation & Removals
Concrete Forestry Surveying
Land Development & Sales

537 High Street, W. Gardiner, Maine 04345 Phone:(207) 582-8810 Fax: (207) 582-8847
www.mcgeeconstruction.com

Associated Grocers of Maine Inc. Expansion Contract- page #2 **8/10/05**

Release of liens: Unconditional waiver of liens and indemnification of Contractor and owner for all materials and/or work performed during prior month will be presented upon receipt of each requisition payment.

Contract time: The work will commence on or before August 2005 and shall proceed in accordance with the schedule of work agreed to by the Owner and Contractor. The Work shall be substantially completed on or before August 2006. Time is of the essence of this agreement, and the Owner and Contractor acknowledge that Owner will suffer financial loss if the Work is not substantially completed on time.

"THE WORK" is to be performed to the complete satisfaction of the Owner and Contractor.

All materials are to be furnished and the work done in a manner and on a timetable so as not to interfere with progress of the job.

McGee Construction will carry insurance on all employees in accordance with the Worker's Compensation Laws of Maine and Comprehensive General Liability in accordance with Article II of the General Conditions of the contract for construction and to furnish certificates of each of these coverages. All such policies are to name the Owner as an additional insured.

McGee Construction also agrees and promises as a subcontractor to Associated Grocers of Maine, Inc., as evidenced by our signature hereto, for the consideration named in the Contract agreement, to pay the contributions measured by wages of our employees required by any existing law or statute which may be enabled in the State of Maine in connection with Unemployment Insurance, Old Age pension and other Social Security Taxes and any contributions; we further promise and agree to indemnify and hold harmless the Owner for or on account of any contributions measured by wages of our employees which may be assessed against the Owner and under the authority of the State of Maine. We also accept liability for Federal, State, Town or other taxes imposed by the law. We also agree to abide by all Federal and State enacted Safety Laws.


MCGEE CONSTRUCTION
"What don't we do!"

Commercial/Residential Site-work
Trucking Paving Carpentry
Gravel Sand Stone Loam
Tank Installation & Removals
Concrete Forestry Surveying
Land Development & Sales

537 High Street, W. Gardiner, Maine 04345 Phone:(207) 582-8810 Fax: (207) 582-8847
www.mcgeeconstruction.com

Associated Grocers of Maine Inc. Expansion Contract- page #3 **8/10/05**

We also agree to deduct the Withholding Tax from the wages of our employees and pay such taxes to the proper government agency.

We are sending this contract to you in duplicate. Please sign both copies, retain the original and return the other copy to us.

MCGEE CONSTRUCTION IS AN EQUAL OPPORTUNITY EMPLOYER.

Presented by:



09-01-05

Michael Chick Date
General Manager of McGee Construction

Accepted by:



9/1/05

Patrick Flannery, President/CEO

~~Richard Houdlette~~ ~~Date~~
~~Manager of Associated Grocers of Maine, Inc.~~

ACORD CERTIFICATE OF LIABILITY INSURANCE

DATE (MM/DD/YYYY) 08/11/2005

PRODUCER (207)873-5101 FAX (207)873-5784
GHM Agency
51 Main Street
P.O. Box 649
Waterville, ME 04903-0649

THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW.

INSURED Steven McGee Construction, LLC
537 Highland Ave.
West Gardiner, ME 04345

INSURERS AFFORDING COVERAGE	NAIC #
INSURER A: Acadia Insurance Co	31325
INSURER B:	
INSURER C:	
INSURER D:	
INSURER E:	

COVERAGES

THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. AGGREGATE LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS.

INSR LTR	ADD'L INSRD	TYPE OF INSURANCE	POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YY)	POLICY EXPIRATION DATE (MM/DD/YY)	LIMITS	
A		GENERAL LIABILITY X COMMERCIAL GENERAL LIABILITY CLAIMS MADE X OCCUR GEN'L AGGREGATE LIMIT APPLIES PER: X POLICY, PROJECT, LOC	CPA 84465-12	10/26/2004	10/26/2005	EACH OCCURRENCE	$ 1,000,000
						DAMAGE TO RENTED PREMISES (Ea occurence)	$ 250,000
						MED EXP (Any one person)	$ 5,000
						PERSONAL & ADV INJURY	$ 1,000,000
						GENERAL AGGREGATE	$ 2,000,000
						PRODUCTS - COMP/OP AGG	$ 2,000,000
A		AUTOMOBILE LIABILITY X ANY AUTO ALL OWNED AUTOS SCHEDULED AUTOS HIRED AUTOS NON-OWNED AUTOS	CAA0101803-011	10/26/2004	10/26/2005	COMBINED SINGLE LIMIT (Ea accident)	$ 1,000,000
						BODILY INJURY (Per person)	$
						BODILY INJURY (Per accident)	$
						PROPERTY DAMAGE (Per accident)	$
		GARAGE LIABILITY ANY AUTO				AUTO ONLY - EA ACCIDENT	$
						OTHER THAN AUTO ONLY: EA ACC	$
						AGG	$
A		EXCESS/UMBRELLA LIABILITY X OCCUR CLAIMS MADE DEDUCTIBLE RETENTION $	CUA 104416-11	10/26/2004	10/26/2005	EACH OCCURRENCE	$ 1,000,000
						AGGREGATE	$ 1,000,000
							$
							$
							$
A		WORKERS COMPENSATION AND EMPLOYERS' LIABILITY ANY PROPRIETOR/PARTNER/EXECUTIVE OFFICER/MEMBER EXCLUDED? If yes, describe under SPECIAL PROVISIONS below	WCA 0134726-10	10/29/2004	10/29/2005	X WC STATUTORY LIMITS / OTHER	
						E.L. EACH ACCIDENT	$ 500,000
						E.L. DISEASE - EA EMPLOYEE	$ 500,000
						E.L. DISEASE - POLICY LIMIT	$ 500,000
		OTHER					

DESCRIPTION OF OPERATIONS / LOCATIONS / VEHICLES / EXCLUSIONS ADDED BY ENDORSEMENT / SPECIAL PROVISIONS

CERTIFICATE HOLDER

Associated Grocers
PO Box 1000
Gardiner, ME 04345

CANCELLATION

SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, THE ISSUING INSURER WILL ENDEAVOR TO MAIL 10 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER NAMED TO THE LEFT, BUT FAILURE TO MAIL SUCH NOTICE SHALL IMPOSE NO OBLIGATION OR LIABILITY OF ANY KIND UPON THE INSURER, ITS AGENTS OR REPRESENTATIVES.

AUTHORIZED REPRESENTATIVE
Laura Rowe

7.8.2005 AG Draft
Marked to Show Changes
From 6.23.2005 Draft

STANDARD FORM OF DESIGN-BUILD AGREEMENT AND GENERAL CONDITIONS BETWEEN OWNER AND CONTRACTOR

(Where the Basis of Payment is the Cost of the Work Plus a Fee, with a Guaranteed Maximum Price Option)

ARTICLE 1

AGREEMENT

This Agreement is made this 27th day of July in the year 2005 , by and between the

OWNER

Associated Grocers of Maine, Inc.
P.O. Box 1000
1000 Brunswick Avenue
Gardiner, ME 04345

and the

CONTRACTOR

CMC Associates, Inc.
720 Washington Street
Hanover, MA 02339

for services in connection with the following

PROJECT

Design Engineering and construction of freezer, cooler and dock additions and renovations to the existing facility at 1000 Brunswick Avenue in Gardiner, ME.

Notice to the parties shall be given at the above addresses

ARTICLE 2

GENERAL PROVISIONS

2.1 Team Relationship The Owner and the Contractor agree to proceed with the Project on the basis of trust, good faith and fair dealing, and shall take all actions reasonably necessary to perform this Agreement in an economical and timely manner, including consideration of design modifications and alternative equivalent materials or equipment that will permit the Work to be constructed within the Guaranteed Maximum Price (GMP) and by the date of Substantial Completion. The Contractor agrees to procure the architectural and engineering services set forth below, and to furnish construction and administration of the Work.

2.2 Architect/Engineer Architectural and engineering services shall be procured by Contractor from licensed, independent design professionals retained by the Contractor or furnished by licensed employees of the Contractor, or as permitted by the law of the state where the Project is located. The person or entity providing architectural and engineering services shall be referred to as the Architect/Engineer. If the Architect/Engineer is an independent design professional, the architectural and engineering services shall be procured pursuant to a separate agreement between the Contractor and the Architect/Engineer. The Architect/Engineer for the Project is: CMC Associates, Inc.

2.3 Extent of Agreement This Agreement is solely for the benefit of the parties, represents, together with the Project Documents, the entire agreement between the parties, and supersedes all prior negotiations, representations or agreements, either written or oral. When the Drawings and Specifications are complete, they shall be identified by amendment to this Agreement. This Agreement may be amended only by written instrument signed by both Owner and Contractor.

2.4 Definitions

.1 The "Contract Documents" consist of:

a. Change Orders and written amendments to this Agreement signed by both the Owner and Contractor;

b. this Agreement except for the existing Contract Documents set forth in item d. below;

c. designs, drawings, plans and specifications for the Project;

d. the information provided by the Owner pursuant to Clause 4.1.2.1;

e. the Contract Documents in existence at the time of execution of this Agreement which are set forth in Article 15; and
f. the Contract Bid submitted by the Contractor to the Owner;

g. scope of the work;

h. project schedule with key dates and implications of schedule changes;

i. schedule of values by project discipline;

j. the Owner's Program provided pursuant to Subparagraph 4.1.1, as the same may be amended from time to time, and as the same may be finalized by the Owner.

In case of any inconsistency, conflict or ambiguity among the Contract Documents, the Documents shall govern in the order in which they are listed above.

.2 The "Work" is the entire completed construction required to be furnished to complete the Project, including Design Services procured in accordance with Paragraph 3.1, the GMP provided in accordance with Paragraph 3.2, the Construction Phase Services provided in accordance with Paragraph 3.3, and other services which are necessary to complete the Project in accordance with and reasonably inferable from the Contract Documents. The work includes, but is not limited to, the performance of services, furnishing labor and furnishing and incorporating materials and equipment into the construction.

.3 The term "day" shall mean a calendar day.

.4 "Substantial Completion" of the Work, or of a designated portion, occurs on the date when construction is sufficiently complete in accordance with the Contract Documents so that the Owner can receive a certificate of occupancy therefor from the City of Gardiner, and can occupy or utilize the Project, or a designated portion, for the use for which it is intended.

.5 The "Owner's Program" is an initial description of the Owner's objectives, including budgetary and time criteria, space requirements and relationships, flexibility and expandability requirements, special equipment and systems, and site requirements.

ARTICLE 3

CONTRACTOR'S RESPONSIBILITIES

The Contractor shall be responsible for procuring the design and for the construction of the Work consistent with the Owner's Program. The Contractor shall exercise reasonable skill and judgment in the performance of its services, but does not warrant or guarantee schedules and estimates other than those that are part of the GMP proposal.

3.1 Design Services

3.1.1 Preliminary Schedule The Contractor shall prepare a preliminary schedule of the Work for the Owner's written approval. The schedule shall show the activities of the Owner, Architect/Engineer and Contractor necessary to meet the Owner's completion requirements. The schedule shall be updated periodically with the level of detail for each schedule update reflecting the information then available. If an update indicates that a previously approved schedule will not be met, the Contractor shall recommend corrective action to the Owner in writing.

3.1.2 Schematic Design Documents The Contractor shall submit for the Owner's written approval Schematic Design Documents, based on the Owner's Program and other relevant information. Schematic Design Documents shall include drawings, outline specifications and other conceptual documents illustrating the Project's basic elements, scale, and their relationship to the site. One set of these documents shall be furnished to the Owner. The Contractor shall update the preliminary schedule and estimate based on the Schematic Design Documents.

3.1.3 Design Development Documents The Contractor shall submit for the Owner's written approval Design Development Documents based on the approved Schematic Design Documents. The Design Development Documents shall further define the Project including drawings and outline specifications fixing and describing the Project size and character, and other appropriate elements incorporating the structural, architectural, mechanical and electrical systems.

One set of these documents shall be furnished to the Owner. The Contractor shall update the schedule and estimate based on the Design Development Documents.

3.1.4 Construction Documents The Contractor shall submit for the Owners written approval Construction Documents based on the approved Design Development Documents. The Construction Documents shall set forth in detail the requirements for construction of the Work, and shall consist of Drawings and Specifications based upon codes, laws or regulations enacted at the time of their preparation. Construction shall be in accordance with these approved Construction Documents.

3.1.5 Ownership of Documents All Documents shall remain the property of the Owner, and none of the Contractor, any subcontractor, subsubcontractor, manufacturer, supplier or distributor shall have or acquire any title to or ownership rights in or to any of them. None of the Document shall be used by the Contractor or any other person for any purpose other than the Project without the written consent of the Owner.

3.2 Guaranteed Maximum Price

3.2.1 The Contractor guarantees that the maximum price to the Owner for the Cost of the Project as set forth in Article 8, and the Contractor's Fee as set forth in Article 7, will not exceed four million four hundred twenty eight thousand three hundred eighty seven dollars ($ 4,428,387.00)
which sum shall be called the "Guaranteed Maximum Price."

3.2.2 The Guaranteed Maximum Price is based upon laws, codes, and regulations in existence at the date of its establishment and upon criteria, Drawings, and Specifications as set forth below:

Exhibit A (Scope of Work)
Exhibit B (Schedule of Drawings)
Exhibit C (Schedule of Values)

3.2.3 The Guaranteed Maximum Price will be modified for delays outside of the Contractor's direct control and for Changes in the Project, all pursuant to Article 9.

3.2.4 Allowances included in the Guaranteed Maximum Price are as set forth below:

None

Whenever the cost is more than or less than the Allowance by reason of Owner's change or request, the GMP shall be adjusted by Change Order.

3.2.5 The estimated Cost of the Work may include the Contractor's contingency, a sum established by the Contractor for use at the Contractor's discretion to cover costs which are properly reimbursable as a Cost of the Work but are not the basis for a Change Order.

3.2.6 Basis of Guaranteed Maximum Price The Contractor shall include with the GMP proposal a written statement of its basis, which shall include:

.1 a list of the drawings and specifications, including all addenda, which were used in preparation of the GMP proposal;

.2 a list of allowances and a statement of their basis;

.3 a list of the assumptions and clarifications made by the Contractor in the preparation of the GMP proposal to supplement the information contained in the drawings and specifications;

.4 the date of Substantial Completion upon which the proposed GMP is based, and the Schedule of Work upon which the date of Substantial Completion is based;

.5 schedule of applicable alternate prices;

.6 schedule of applicable unit prices; and

.7 statement of Additional Services included, if any.

3.2.7 The GMP and the date of Substantial Completion shall be subject to modification by changes in the Work as provided in Articles 6 and 9.

3.2.8 The GMP shall include in the Cost of the Work those taxes which are applicable at the time the GMP is established. If in accordance with the Owner's direction an exemption is claimed for taxes, the Owner agrees to indemnify, defend and hold the Contractor harmless for any liability, penalty, interest, fine, tax assessment, attorneys fees or other expense or cost incurred by the Contractor in accordance with the Owner's direction.

3.3 Construction Services

3.3.1 The Construction will commence upon the issuance by the Owner of a written notice to proceed with construction. The Owner's written notice to proceed shall list the documents that are applicable to the part of the Work which the Owner has authorized.

3.3.2 In order to complete the Work, the Contractor shall provide all necessary construction supervision, inspection, construction equipment, labor, materials, tools, and subcontracted items.

3.3.3 The Contractor shall give all notices and comply with all laws and ordinances legally enacted at the date of execution of the Agreement, and as may be amended or enacted during the course of performance of the Work, which govern the proper performance of the Work. If any such laws or ordinances are enacted or amended during the course of performance of the Work, and such enactment or amendment increases the cost of the Work or alters the schedule of the Work, the Contractor shall be compensated appropriately for such increased cost, and the schedule of Work shall be amended to accommodate any necessary changes.

3.3.4 The Contractor will prepare and submit for the Owner's approval an estimated progress schedule for the Project. This schedule shall indicate the dates for the starting and completion of the various stages of the construction. It shall be revised as required by the condition of the Work and those conditions and events which are beyond the Contractor's control.

3.3.5 The Contractor shall secure all building permits and licenses from governmental bodies, public agencies and utilities necessary for the construction of the Project. The Owner shall assist the Contractor when necessary in obtaining such permits and licenses. The Owner shall pay all governmental charges and inspection fees necessary for the prosecution of the work, utility companies for connections to the work, and all charges of such companies for capital costs relating thereto.

3.3.6 The Contractor shall take necessary precautions for the safety of its employees on the Project, and shall comply with all applicable provisions of federal, state and municipal safety laws to prevent accidents or injury to persons on, about or adjacent to the Project site. The Contractor, directly or through its Subcontractors, shall erect and properly maintain at all times, as required by the conditions and progress of the Work, necessary safeguards for the protection of workers and the public. The Contractor, however, shall not be responsible for the elimination or abatement of safety hazards created or otherwise resulting from work at the Project site carried on by the Owner or its employees, agents, separate contractors or tenants. The Owner agrees to use reasonable good faith efforts to cause its employees, agents, separate contractors and tenants to abide by and comply with all applicable provisions of federal, state and municipal safety laws and regulations. The above provision shall not relieve Subcontractors of their responsibility for the safety of persons or property in the performance of their work, nor for compliance with all applicable provisions of relevant laws.

3.3.7 The Contractor shall keep such full and detailed accounts as may be necessary for proper financial management under this Agreement. The Contractor shall preserve all such records for a period of three years after the final payment or longer where required by law.

3.3.8 At all times the Contractor shall maintain the site of the Work reasonably free from debris and waste materials resulting from the Work. At the completion of the Work, the Contractor shall remove from the premises all construction equipment, tools, surplus materials, waste materials and debris for which the Contractor or its Subcontractors are responsible.

3.4 Hazardous Material

3.4.1 A "Hazardous Material" is any substance or material identified now or in the future as hazardous under any federal, state, or local law or regulation, or any other substance subject to statutory or regulatory requirements governing handling, disposal and/or clean-up. The Contractor shall not be obligated to commence or continue Work until any known or suspected Hazardous Material discovered at the Project site has been removed, rendered or determined to be harmless by the Owner as certified by an independent testing laboratory and approved by the appropriate government agency.

3.4.2 If after the commencement of the Work, known or suspected Hazardous Material is discovered at the Project site, the Contractor shall be entitled to immediately stop Work in the affected area, and the Contractor shall report the condition to the Owner.

3.4.3 The Contractor shall not be required to perform any Work relating to or in the area of known or suspected Hazardous Material without written mutual agreement.

3.4.4 The Owner shall be responsible for retaining an independent testing laboratory to determine the nature of the material encountered and whether it is a Hazardous Material requiring corrective measures and/or remedial action. Such measures shall be the sole responsibility of the Owner, and shall be performed in a manner minimizing any adverse effect upon the Work of the Contractor. The Contractor shall resume Work in the area affected by any Hazardous Material only upon written agreement between the parties after the Hazardous Material has been removed or rendered harmless.

3.4.5 If the Contractor incurs additional costs and/or is delayed due to the presence of know or suspected Hazardous Material, the Contractor shall be entitled to an equitable adjustment in the GMP and/or the date of Substantial Completion. The presence of any Hazardous Material will be considered an unknown condition as per Paragraph 9.5.

3.4.6 To the fullest extent permitted by law, the Owner shall defend, indemnify and hold harmless the Contractor, Architect/Engineer, Subcontractors and Subsubcontractors, and the agents, officers, directors and employees of each of them, from and against any and all claims, damages, losses, costs and expenses, whether direct, indirect or consequential, including but not limited to attorney's fees, costs and expenses incurred in connection with litigation or arbitration, arising out of or relating to the performance of the Work in any area affected by Hazardous Material. To the fullest extent permitted by law, such indemnification shall apply regardless of the fault, negligence, breach of warranty or contract, or strict liability of the indemnitee, except in the event the existence of any such Hazardous Material is caused by any negligent or intentionally tortious action of the Contractor or its employees, agents, or any person engaged by Contractor.

3.4.7 The terms of this Paragraph 3.4 shall survive the completion of the Work under this Agreement and/or any termination of this Agreement.

3.5 Royalties, Patents and Copyrights The Contractor shall pay all royalties and license fees which may be due on the inclusion of any patented or copyrighted materials, methods or systems selected by the Contractor and incorporated in the Work. The Contractor shall defend, indemnify and hold the Owner harmless from all suits or claims for infringement of any patent rights or copyrights arising out of such selection. The Owner agrees to defend, indemnify and hold the Contractor harmless from any suits or claims of infringement of any patented or copyrighted materials, methods or systems required by the Owner.

3.6 Tax Exemption If in accordance with the Owner's direction an exemption is claimed for taxes, the Owner agrees to defend, indemnify and hold the Contractor harmless from any liability, penalty, interest, fine, tax assessment, attorneys fees or other expense or cost incurred by the Contractor as a result of any action taken by the Contractor in accordance with the Owner's direction.

3.7 Warranties and Completion

3.7.1 The Contractor warrants to the Owner that all materials and equipment furnished under this Agreement will be new, unless otherwise specified. Contractor further warrants that all Work will be of good quality, free from improper workmanship and defective materials and in conformance with the Drawings and Specifications. The Contractor agrees to correct all Work performed by him under this Agreement which proves to be defective in material or workmanship within a period of two years from the Date of Substantial Completion of the Work or a designated portion thereof as defined in Paragraph 6.2, or for such longer periods of time as may be set forth with respect to specific warranties contained in the Specifications. This warranty is expressly in lieu of all other rights and remedies at law or in equity.

3.7.2 Those products, equipment, systems or materials incorporated in the Work at the direction of or upon the specific request of the Owner shall be covered exclusively by the warranty of the manufacturer. There are no warranties which extend beyond the description on the face thereof. All other warranties with respect to such products, equipment, systems or materials described in this Section 3.7.2, expressed or implied, including the warranty of merchantability and the warranty of fitness for a particular purpose, are expressly disclaimed.

3.7.3 The Contractor shall collect all written warranties and equipment manuals and deliver them to the Owner.

3.7.4 With the assistance of the Owner's maintenance personnel, the Contractor shall direct the checkout of utilities and operations of systems and equipment for readiness, and assist in their initial start-up and testing.

3.8 Bonds

3.8.1 If requested by the Owner, the Contractor shall furnish performance and payment Bonds, each in an amount at least equal to the Contract Price as security for the faithful performance and payment of all Contractor's obligations under the Contract Documents. These Bonds shall remain in effect at least until one year after the date of final payment, except as otherwise provided by law. Contractor shall also furnish such other Bonds as are reasonably requested by the Owner. All Bonds shall be in the forms acceptable to the Owner and be executed by such Sureties as (i) are licensed to conduct business in the state where the Project is located, and (ii) are named in the current list of "Companies Holding Certificates of Authority as Acceptable Sureties on Federal Bonds and as Acceptable Reinsuring Companies" as published in Circular 570 (amended) by the Audit Staff Bureau of Accounts, U.S. Treasury Department. All Bonds signed by an agent must be accompanied by a certified copy of the authority to act.

3.8.2 If the Surety on any Bond furnished by Contractor is declared a bankrupt or becomes insolvent or its right to do business is terminated in any state where any part of the Project is located or it ceases to meet the requirements of clauses (i) and (ii) of paragraph 3.8.1, Contractor shall within five days thereafter substitute another Bond and Surety, both of which shall be acceptable to Owner.

ARTICLE 4

OWNER'S RESPONSIBILITIES

4.1 Information and Services Provided by Owner

4.1.1 The Owner shall provide full information in a timely manner regarding requirements for the Project, including the Owner's Program and other relevant information.

4.1.2 The Owner shall provide:

.1 all information in the Owner's possession describing the physical characteristics of the site, including surveys, site evaluations, legal descriptions, existing conditions, subsurface and environmental studies, reports and investigations;

.2 inspection and testing services during construction as required by law or as mutually agreed provided, however, that at the Owner's requests, Contractor shall provide such services at the Owner's expense; and

.3 unless otherwise provided elsewhere in this Agreement or in the Contract Documents, necessary approvals, site plan review, rezoning, easements and assessments, necessary permits, fees and charges required for the construction, use, occupancy or renovation of permanent structures, including legal and other required services of Owner.

4.1.3 The Owner shall provide reasonable evidence satisfactory to the Contractor, prior to commencing the Work and during the progress of the Work, that sufficient funds are available and committed for the entire cost of the Project, including an allowance for changes in the Work as may be approved in the course of the Work. Unless such reasonable evidence is provided, the Contractor shall not be required to commence or continue the Work. The Contractor may stop Work after five (5) days' written notice to the Owner if such evidence is not presented within a reasonable time. The failure of the Contractor to insist upon the providing of this evidence at any one time shall not be a waiver of the Owner's obligation to make payments pursuant to this Agreement, nor shall it be a waiver of the Contractor's right to request or insist that such evidence be provided at a later date.

4.1.4 The services and information required by the above paragraphs shall be furnished with reasonable promptness at the Owner's expense and the Contractor shall be entitled to rely upon the accuracy and the completeness thereof.

4.2 Owner's Responsibilities During Design Phase The Owner shall provide the Owner's Program at the inception of the Design Phase and shall review and timely approve schedules, estimates, and Construction Documents and other information furnished by the Contractor.

4.3 Owner's Responsibilities During Construction Phase

4.3.1 The Owner shall review and timely approve the Schedule of the Work as set forth in Subparagraph 3.3.4.

4.3.2 If the Owner becomes aware of any error, omission or failure to meet the requirements of the Contract Documents or any fault or defect in the Work, the Owner shall give prompt written notice to the Contractor.

4.3.3 The Owner shall communicate with the Contractor's Subcontractors, suppliers and Architect/ Engineer only through the Contractor. The Owner shall have no contractual obligations to Subcontractors, suppliers, or the Architect/Engineer.

4.3.4 The Owner shall provide insurance for the Project a provided in Article 11.

4.3.5 The Owner shall bear the costs of any bonds that may be required, provided, however, that the Contractor shall obtain all of such bonds.

4.4 Owner's Representative The Owner shall designate a representative who shall be fully acquainted with the Project. Said representative shall have authority to bind the Owner in all matters requiring the Owner's approval, authorization or written notice, render decisions promptly, and furnish information expeditiously and in time to meet the dates set forth in regard to Subparagraph 3.3.4. If the Owner changes its representative or the representative's authority as listed above, the Owner shall notify the Contractor in advance in writing. The Contractor shall have the right to approve any successor representative, which approval shall not be unreasonably withheld, conditioned or delayed.

ARTICLE 5

SUBCONTRACTS

Work not performed by the Contractor with its own forces shall be performed by Subcontractors.

5.1 Subcontractors A "Subcontractor" is a person or entity who has an agreement with the Contractor to perform any portion of the Work. The term Subcontractor does not include the Architect/Engineer or any separate contractor employed by the Owner or any separate contractor's subcontractors. A "Subsubcontractor" is a person or entity who has an agreement with a Subcontractor to perform any portion of the Subcontractor's Work.

5.2 Management of Subcontractors Except as otherwise provided in this Agreement, no contractual relationship shall exist between the Owner and any Subcontractor, provided, however, that if the Owner shall have a reasonable objection to any subcontractor proposed to be engaged by the Contractor, then the Owner may direct the Contractor to engage another subcontractor reasonably acceptable to the Contractor, provided that unless the Owner's objection is based on the owner's knowledge of the subcontractor's inability to properly perform the work for which it is engaged, the GMP shall be adjusted in an amount equal to the difference in the rejected subcontractor's price and the chosen subcontractor's price. The Contractor shall be responsible for the management of the Subcontractors in the performance of their Work. If a contractual relationship is established between the Owner and one or more of Contractor's Subcontractors during the construction of the Project and in connection with work to be done at, in, on or

in regard to the premises of the Project, the Contractor shall receive an amount equal to the proportion of the Contractor's fee to the Cost of the Work multiplied by the amount of the contract between Owner and Subcontractor directly from the Owner, which amount will not be credited toward the GMP. It is the Owner's duty to notify the Contractor of any such contract(s) and failure to do so will be considered a material breach of this Agreement. Notwithstanding the foregoing, the Owner shall have the right to enter into the following contracts directly with subcontractors without incurring any liability to pay any additional fee to the Contractor: (a). Site work agreement with McGree Construction in the amount of approximately $750,000.

ARTICLE 6

CONTRACT TIME

6.1 Commencement, Substantial Completion of the Work; Liquidated Damages The Work shall commence on or about August 15, 2005 and shall proceed in general accordance with the Schedule of Work as such schedule may be amended from time to time, subject, however, to the provisions of Paragraph 4.3 and Subparagraph 4.1.3; and shall be Substantially Completed on or before April 15, 2006 Time is of the essence of this Agreement, and the Owner will suffer financial loss if the work is not substantially complete within the time specified. The Owner and the Contractor further acknowledge the delays, expense and difficulties involved in proving in a legal proceeding the actual loss suffered by the Owner if the work is not substantially complete on time. Therefore, instead of requiring any such proof, the Owner and Contractor agree that in the event that the Work is not Substantially Complete on or before April 15, 2006 the Contractor shall pay to the Owner, as liquidated damages and not as a penalty, the sum of $500for each and every day thereafter until Substantial Completion of the entire Project.

6.2 Substantial Completion The Date of Substantial Completion of the Project or a designated portion thereof is the date when construction is sufficiently complete in accordance with the Drawings and Specifications so the Owner can obtain a certificate of occupancy from the City of Gardiner, Maine, and occupy or utilize the Project or designated portion thereof for the use for which it is intended. Warranties called for by this Agreement or by the Drawings and Specifications shall commence on the Date of Substantial Completion of the Project or designated portion thereof. At that time the Owner shall generate a list of the items to be completed or corrected and, together with the Contractor, shall fix the time for their completion and correction. In any case, actual occupancy of all or part of the Project is to be considered Substantial Completion of the Project or the designated portion thereof.

6.3 Delays in the Work

6.3.1 If causes beyond the Contractor's control delay the progress of the Work, then the GMP, compensation for Design Services, the Contractor's Fee and/or the date of Substantial Completion shall be equitably adjusted by Change Order. Such causes shall include but not be limited to: changes ordered in the Work, acts or omissions of the Owner or separate contractors employed by the Owner, stoppage of the Work pending dispute resolution, stoppage of the Work due to late or non-payment by the Owner, Hazardous Materials, substantially differing site conditions, adverse weather conditions not reasonably anticipated, fire, unusual transportation delays, labor disputes, or unavoidable accidents or circumstances, and of the foregoing of which in fact prevents timely completion of the Work.

6.3.2 In the event delays to the Project are encountered for any reason, the parties agree to undertake reasonable steps to mitigate the effect of such delays.

ARTICLE 7

COMPENSATION

7.1 Initial Payment Upon execution of this Agreement an initial payment of **fifty thousand dollars ($50,000.00)** shall be made to the Contractor. The amount of the initial payment shall be credited to the Owner's account at Final Payment.

7.2 Design Phase Compensation

7.2.1 The cost of services performed directly by the Architect/Engineer is computed separately and is itemized independently from the Contractor's compensation for work or services directly performed by the Contractor; these costs shall be shown as separate items on applications for payment. If an Architect/Engineer is retained by the Contractor, the payments to the Architect/Engineer shall be as detailed in a separate agreement between the Contractor and Architect/Engineer. In all events, the cost of services performed by the Architect/Engineer shall be included in the GMP.

7.2.2 The Owner shall compensate the Contractor for services performed during the Design Phase as described in Paragraph 3.1 including preparation of a GMP as described in Paragraph 3.2.

7.2.3 Compensation for Design Services shall be equitably adjusted if such services extend beyond thirty (30) days from the date of this Agreement for reasons beyond the control of the Contractor or as provided in Paragraph 9.1. For changes in Design Services, compensation shall be adjusted on an actual cost basis.

7.2.4 Payments for Design Services shall be due and payable within ten (10) days following presentation of Contractor's monthly invoice to the Owner, provided that there is no dispute between the Owner and the Contractor regarding the amount of such fees. If the Owner fails to pay the Contractor as agreed the undisputed amount of such fees, then the Contractor shall have the right to stop the Work, and be entitled to payments due plus interest as provided in Subparagraphs 10.1.4 and 10.1.5.

7.3 Construction Phase Compensation

7.3.1 The Owner shall compensate the Contractor for Work performed following the commencement of the Construction Phase on the following basis:

.1 the Cost of the Work as allowed in Article 8; and

.2 the Contractor's Fee in the amount of three hundred sixty five thousand six hundred forty seven dollars ($ 365,647.00)
subject to adjustment as provided in Paragraph 7.5. The Contractor's Fee shall be paid monthly in an amount equal to the proportionate share of the fee in relation to the Cost of Work completed during that month.

7.3.2 Notwithstanding anything to the contrary contained in this Agreement, the total compensation to be paid under this Paragraph 7.3 shall be limited to the GMP as it may be adjusted under Article 9. In the event the Cost of the Work plus the Contractor's Fee shall be less than the GMP as adjusted by Change Orders, the resulting savings shall be shared by the Owner and the Contractor as follows: 75% to the Owner and 25% to the Contractor.

7.3.3 Payment for Construction Phase Services shall be as set forth in Article 10. If Design Phase Services continue to be provided after construction has commenced, the Contractor shall also continue to be compensated as provided in Paragraph 7.2, or as mutually agreed.

7.4 Contractor's Fee

7.4.1 In consideration of the performance of the Agreement, the Owner agrees to pay to the Contractor in current funds as compensation for his services a Fee as follows:

7.4.2 Included in the Contractor's Fee are the following: salaries or other compensation of the Contractor's employees at the principal office and branch offices; general operating expenses of the Contractor's principal and branch offices other than the field office; any part of the Contractor's capital expenses, including interest on the Contractor's capital employed for the Project; overhead or general expenses of any kind, except as may be expressly included in Article 8; and costs in excess of the Guaranteed Maximum Price.

7.5 Adjustment in the Contractor's Fee Adjustment in the Contractor's Fee shall be made as follows:

.1 for changes in the Work as provided in Article 9, the Contractor's Fee shall be adjusted by the amount equal to nine percent (9%) of the change in the cost of the work.

.2 for delays in the Work not the responsibility of the Contractor, there will be an equitable adjustment in the Contractor's Fee to compensate the Contractor for increased expenses.

.3 if the Contractor is placed in charge of managing the replacement of an insured or uninsured loss, the Contractor shall be paid an additional Fee in the same proportion that the Contractor's Fee bears to the estimated Cost of the Work.

ARTICLE 8

COST OF THE WORK

The Owner agrees to pay the Contractor for the Cost of the Work as defined in this Article. This payment shall be in addition to the Contractor's Fee stipulated in Article 7, and shall be included in the GMP.

8.1 The Cost items are as follows:

8.1.1 Cost of all materials, supplies and equipment incorporated in the Work, including costs of inspection, testing, transportation, storage and handling.

8.1.2 Payments made by the Contractor to Subcontractors for work performed under this Agreement.

8.1.3 Cost, including transportation and maintenance of all materials, supplies, equipment, temporary facilities and hand tools not owned by the workers that are used or consumed in the performance of the Work, less salvage value; and cost less salvage value on such items used, but not consumed that remain the property of the Contractor.

8.1.4 Rental charges of all necessary machinery and equipment, exclusive of hand tools owned by workers, used at the site of the Work, whether rented from the Contractór or others, including installation, repair and replacement, dismantling, removal, maintenance, transportation and delivery costs at rental charges consistent with those prevailing in the area.

8.1.5 Sales, use, gross, receipts or other taxes, tariffs or duties related to the Work for which the Contractor is liable.

8.1.6 Permits, fees, licenses, tests, royalties, damages for infringement of patents and/or copyrights, including costs of defending related suits for which the Contractor is not responsible as set forth in Paragraph 3.5, and deposits lost for causes other than the Contractor's negligence.

8.1.7 Losses, expenses or damages to the extent not compensated by insurance or otherwise, and the cost of corrective work during the Construction Phase and for a period of one year following the date of Substantial Completion.

8.1.8 Costs incurred due to an emergency affecting the safety of persons and/or property.

8.1.9 Legal and arbitration fees and costs, other than those arising from disputes between the Owner and Contractor, reasonably and properly resulting from the Contractor's performance of the Work.

8.1.10 Insurance premiums associated with performance of the Work or in connection with the Project.

8.1.11 All costs directly incurred in the performance of the Work or in connection with the Project, and not included in the Contractor's Fee as set forth in Article 7, which are reasonably inferable from the Contract Documents as necessary to produce the intended results.

8.1.12 General Conditions and Supervision as outlined in the Scope of Work (Exhibit A) and monetized under a lump sum General Conditions in the Schedule of Values (Exhibit C).

8.1.13 Architectural and engineering services.

8.2 Discounts All discounts for prompt payment shall accrue to the Owner to the extent such payments are made directly by the Owner. To the extent payments are made with funds of the Contractor, all cash discounts shall accrue to the Contractor. All trade discounts, rebates and refunds, and all returns from sale of surplus materials and equipment, shall be shared equally between the Owner and Contractor. The Contractor shall inform the Owner of any available discounts, and the Owner shall have the right to avail itself of the same prior to the Contractor making any such payment. If the Owner makes any such payments, the undiscounted price shall be applied to the GMP.

ARTICLE 9

CHANGES IN THE PROJECT

Changes in the Work which are within the general scope of this Agreement may be accomplished by Change Order without invalidating this Agreement.

9.1 Change Orders A "Change Order" is a written instrument, issued after execution of this Agreement, signed by the Owner and Contractor stating their agreement upon a change and the adjustment in the GMP, compensation for Design Services, the Contractor's Fee and/or the date of Substantial Completion.

9.2 Determination of Cost An increase or decrease in the GMP resulting from a change in the Work shall be determined by one or more of the following methods:

.1 a mutually accepted, itemized lump sum;

.2 unit prices set forth in this Agreement or as subsequently agreed;

.3 costs determined as defined in **Paragraph 7.2** and Article 8 and a mutually acceptable Contractor's Fee as determined in Subparagraph 7.5.1; or

.4 if an increase or decrease cannot be agreed to as set forth in Subparagraphs 9.2.1 through 9.2.3 and the Owner issues a written order for the Contractor to proceed with the change, the cost of the change in the Work shall be determined by the reasonable expense and savings of the performance of the Work resulting from the change. If there is a net increase in the GMP, the Contractor's Fee shall be adjusted as set forth in Subparagraph 7.5.1. In case of a net decrease in the GMP, the Contractor shall maintain a documented, itemized accounting evidencing the expenses and savings.

9.3 No Obligation to Perform The Contractor shall not be obligated to perform changed Work until a Change Order has been executed by the Owner and Contractor.

9.4 Adjustment of Unit Prices If unit prices are stated in this Agreement or subsequently agreed upon, and if the quantities originally contemplated are so changed in a proposed Change Order or as a result of several Change Orders that application of the agreed unit prices to the quantities of Work proposed will cause substantial inequity to the Owner or the Contractor, the applicable unit prices and the GMP shall be equitably adjusted.

9.5 Unknown Conditions Should concealed or unknown conditions encountered in the performance of the Work below the surface of the ground or should concealed or unknown conditions in an existing structure be at variance with the conditions indicated by the Drawings, Specifications, Owner-furnished information, or other information or should unknown physical conditions below the surface of the ground or should concealed or unknown conditions in an existing structure of an unusual nature, differing materially from those ordinarily encountered and generally recognized as inherent in work of the character provided for in this Agreement, be encountered, the GMP, compensation for Design Services, the Contractor's Fee, and/or the date of Substantial Completion shall be equitably adjusted by Change Order within a reasonable time after the conditions are first observed. Any such equitable adjustment will represent the effects on any and all parts of the Work under this Agreement, whether or not Changed as a result of such conditions.

9.6 Claims for Additional Cost or Time If the Contractor wishes to make a claim for an increase in the GMP, compensation for Design Services, the Contractor's Fee or an extension of the Date of Substantial Completion he shall give the Owner written notice thereof within a reasonable time after the occurrence of the event giving rise to such claim. This notice shall be given by the Contractor before proceeding to execute the Work, except in an emergency endangering life or property in which case the Contractor shall act, at his discretion, to prevent threatened damage, injury or loss. Claims arising from delay shall be made within a reasonable time after the delay. Increases based upon design and estimating costs with respect to possible changes requested by the Owner, shall be made within a reasonable time after the decision is made not to proceed with the Change. Any change in the GMP, compensation for Design Services, the Contractor's Fee and/or the date of Substantial Completion resulting from such claim shall be authorized by Change Order.

9.7 Emergencies In any emergency affecting the safety of persons and/or property, the Contractor shall act, at its discretion, to prevent threatened damage, injury or loss. Any change in the GMP, compensation for Design Services,

the Contractor's Fee and/or extension of the date of Substantial Completion on account of emergency work shall be determined as provided in this Article.

ARTICLE 10

PAYMENTS TO THE CONTRACTOR

10.1 Progress Payments

10.1.1 On or before the first day of each month after the Work has commenced, the Contractor shall submit to the Owner an Application for Payment consisting of the Cost of the Work performed up to the last day of the prior month, including the cost of material stored on the site or at other locations approved by the Owner, along with a proportionate share of the Contractor's Fee. Each such application shall include a lien waiver from the Contractor relating to the month to which the application for payment applies, and lien waivers from the Architect/Engineer and all subcontractors and subcontractors relating to the previous month. **The Application for Payment shall include five percent (5%) retainage [SUBJECT TO BANK REVIEW] to be held on all items included in the Application for Payment except Engineering, General Conditions and any payments to be made by the Contractor directly to material suppliers. The Application for Payment shall include a Schedule of Values and the value of all accepted Change Orders to date. The Application for Payment shall be based upon and include copies of all bills and invoices from all Subcontractors, Subsubcontractors material suppliers, and service suppliers having performed work during the period covered by said Application. Each Application for Payment shall be numbered in sequence beginning with first Application for Payment which shall be titled Application for Payment Number One. The Application for Payment form will be included as Attachment A to the Agreement and the Owner and Contractor agree that the specific information required by the form will be sufficient for the respective parties to review the Applications for Payment.**

10.1.2. **The Owner's representative, the Project Manager, the Contractor's design engineer, and, if required, a representative from the lending institution will tour the Project within a reasonable time after the receipt of each Application for Payment in order to review the Work being billed for and to approve the invoice. If there is a dispute as to the amount billed, that dispute will be settled and quantified promptly, on site or by an independent engineer selected by mutual agreement. The agreed upon and undisputed amount shall then be due as per the following Subparagraph 10.1.3**.

10.1.3 Within ten (10) days [SUBJECT TO BANK REVIEW] after its receipt of each monthly Application for Payment, the Owner shall pay directly to the Contractor the appropriate amount for which the Application for Payment is made, less amounts previously paid by the Owner. At the Owner's election, all payments made by the Owner for any items other than the Contractor's Fee, architectural and engineering fees and General Conditions shall be made in the form of checks made co-payable to the Contractor and the individual subcontractors, subsubcontractors, material suppliers and service suppliers to whom payment is due.

10.1.4 If the Owner fails to pay the Contractor at the time payment of any amount becomes due plus any interest due thereon then the Contractor may, at any time thereafter, upon serving written notice that the Work will be stopped within five (5) days after receipt of the notice by the Owner, and after such five (5) day period, stop the Work until payment of the undisputed amount owning has been received. If the Work is stopped for a period of thirty (30) days or longer, the Contractor may then exercise his right to terminate this Agreement as per Subsubparagraph 12.1.1.1.

10.1.5 Payments due but unpaid shall bear interest at the Massachusetts statutory rate of twelve (12) percent or at the rate the Owner is paying on its construction loan plus two (2) points, whichever is higher. Any accrued interest will be due upon the next Application for Payment or upon Final Payment, at the Contractor's election.

10.1.6 The Contractor warrants and guarantees that title to all Work, materials and equipment covered by an Application for Payment, whether incorporated in the Project or not, will pass to the Owner upon receipt of such payment by the Contractor free and clear of all liens, claims, security interests or encumbrances, hereinafter referred to as "liens".

10.1.7 The Owner's progress payment, occupancy or use of the Project, whether in whole or in part, shall not be deemed an acceptance of any Work not conforming to the requirements of the Contract Documents.

10.2 Final Payment

10.2.1 Final payment constituting the unpaid balance of the Project, including accumulated retainage, shall be due and payable when the Project is delivered to the Owner, ready for beneficial occupancy, or when the Owner occupies the Project, whichever event first occurs. If there should remain minor items to be completed, the Owner shall list such items and the Contractor shall deliver, in writing, his guarantee to complete said items or disapprove them within a reasonable time thereafter. The Owner may retain a sum equal to two hundred percent (200%) of the estimated cost of completing any unfinished items in an escrow account, with the escrow agent(s) to be agreed upon by Owner and Contractor, provided that said unfinished items are listed separately and the estimated cost of completing any unfinished items is likewise listed separately. Thereafter, the Owner shall direct the escrow agent(s) to pay *monthly* to the Contractor (and at the election of the Owner, jointly to the Contractor and any other party to whom such sums are owed, as set forth in Section 10.1.3), upon completion of all of the items on the list which were completed during the month in question, the funds being held in escrow and attributable to such completed items.

10.2.2 [RESERVED]

10.2.3 Before issuance of Final Payment, the Owner may request satisfactory evidence that all payrolls, materials bills and other indebtedness connected with the Project have been paid or otherwise satisfied. In addition, the Contractor shall supply to the Owner, prior to Final Payment, final lien waivers from the Contractor, the Architect/Engineer, and all subcontractors and subsubcontractors.

10.2.4 The making of Final Payment shall constitute a waiver of all claims by the Owner except those arising from: unsettled liens; improper workmanship or defective materials appearing within two years after the Date of Substantial Completion; unfinished portions of the Work; latent defects in the Work; and terms of any special guarantees required by the Drawings and Specifications.

10.2.5 In accepting final payment, the Contractor waives all claims except those previously made and which remain unsettled.

ARTICLE 11

INDEMNITY, INSURANCE AND WAIVER OF SUBROGATION

11.1 Indemnity

11.1.1 To the fullest extent permitted by law, the Contractor shall defend, indemnify and hold the Owner harmless from all claims for bodily injury and property damage (other than to the Work itself and other property insured under Paragraph 11.4), including resulting loss of use that may arise from the performance of the Work, to the extent of the

negligence attributed to such acts or omissions by the Contractor, Subcontractors or by anyone for whose acts any of them may be liable. The Contractor shall not be required to defend, indemnify or hold harmless the Owner for any acts, omissions or negligence of the Owner, Owner's employees, agents or separate contractors.

11.1.2 The Owner shall cause any other contractor who may have a contract with the Owner to perform work in the areas where Work will be performed under this Agreement, to agree to indemnify the Contractor, Subcontractors or anyone of whose acts any of them may be liable and hold them harmless from all claims for bodily injury and property damage, other than property insured under Paragraph 11.4, that may arise from that contractor's operations. Such provisions shall be in a form satisfactory to the Contractor.

11.2 Contractor's Liability Insurance

11.2.1 The Contractor shall purchase and maintain insurance coverage for the following claims which may arise out of the performance of this Agreement, whether resulting from the Contractor's operations or by the operations of any Subcontractor, anyone in the employ of any of them, or by an individual or entity for whose acts they may be liable. The Contractor, the A/E, and every subcontractor and subsubcontractor shall provide to the Owner copies of certificates of all such insurance policies, prior to the commencement of any work, all of which policies shall name the Owner as an additional insured.

.1 workers' compensation, disability and other employee benefit claims under acts applicable to the Work;

.2 under applicable employers liability law, bodily injury, occupational sickness, disease or death claims of the Contractor's employees;

.3 bodily injury, sickness, disease or death claims for damages to persons not employed by the Contractor;

.4 usual personal injury liability claims for damages directly or indirectly related to the person's employment by the Contractor or for damages to any other person;

.5 damage to or destruction of tangible property, including resulting loss of use, claims for property other than the Work itself and other property insured under Paragraph 11.5;

.6 bodily injury, death or property damage claims resulting from motor vehicle liability in the use, maintenance or ownership of any motor vehicle;

.7 contractual liability claims involving the Contractor's obligations under Subparagraph 11.1.1.

.8 professional liability, including architects' liability (provided, however, that the Owner need not be named as an additional insured on this coverage); and

.9 pollution liability (provided, however, that the Owner need not be named as an additional insured on this coverage).

11.2.2 the Contractor's Commercial General and Automobile Liability Insurance as required by Subparagraph 11.2.1 shall be written for not less than the following limits of liability:

.1 Commercial General Liability Insurance

a. General Aggregate $ 2,000,000.00
b. Products/Completed Operations $ 1,000,000.00

c. Personal and Advertising Injury $ 1,000,000.00

d. Each Occurrence $ 1,000,000.00

.2 Comprehensive Automobile Liability Insurance

a. Combined Single Limit Bodily Injury and Property Damage $ 1,000,000.00

.3 Umbrella Policy $ 10,000,000.00

11.2.3 Commercial General Liability Insurance may be arranged under a single policy for the full limits required or by a combination of underlying policies and an Excess or Umbrella Liability policy.

11.2.4 The policies shall contain a provision that coverage will not be canceled or not renewed until at least thirty (30) days' prior written notice has been given to the Owner. Certificates of insurance showing required coverage to be in force shall be filed with the Owner prior to commencement of the Work.

Upon the Owner's request, the Contractor shall provide the Owner with a copy of all policies before an exposure to loss may occur. Copies of any subsequent endorsements shall be furnished to the Owner. The Owner shall be given thirty (30) days' notice of cancellation, non-renewal, or any endorsements restricting or reducing coverage. The Contractor shall give written notice to the Owner before commencement of the Work if the Contractor will not be obtaining any of the above insurance. In that case, the Owner may obtain such insurance. The cost of this insurance shall be deducted from the next monthly payment(s) due under this Agreement. If the Owner is damaged by failure of the Contractor to purchase or maintain any of the above insurance or to so notify the Owner, the Owner shall bear all reasonable costs incurred by the Owner arising from the damage.

11.3 Owner's Liability Insurance The Owner shall be responsible for obtaining and maintaining its own liability insurance. Insurance for claims arising out of the performance of this Agreement may be purchased and maintained at the Owner's discretion.

11.4 Insurance to Protect Project

11.4.1 The Owner shall purchase and maintain property insurance in a form acceptable to the Contractor upon the entire Project for the full cost of replacement at the time of any loss. This insurance shall include as named insureds the Owner, Contractor, Architect/ Engineer, Subcontractors and Subsubcontractors identified in writing by the Contractor. This insurance shall insure against loss from the perils of fire and extended coverage, and shall include " special risk" insurance for physical loss or damage including without duplication of coverage at least: theft, vandalism, malicious mischief, transit, collapse, falsework, temporary buildings, debris removal. The Owner shall increase limits of coverage, if necessary, to reflect estimated replacement cost. The Owner shall be responsible for any co-insurance penalties or deductibles. If the Project covers an addition to or is adjacent to an existing building, the Contractor, A/E, Subcontractors and Subsubcontractors identified in writing by the Contractor shall be named as additional insureds under the Owner's Property insurance covering such building and its contents.

11.4.2 If the Owner occupies or uses a portion or portions of the Project prior to completion thereof, such occupancy or use shall not commence prior to a time to which the insurance company or companies providing the property insurance have consented by endorsing the policy or policies. This insurance shall not be canceled or lapsed on account of partial occupancy.

11.4.3 The Owner shall purchase and maintain boiler and machinery insurance as necessary. The interest of the Owner, Contractor, A/E, Subcontractors and Subsubcontractors shall be protected under this coverage.

11.4.4 The Owner shall purchase and maintain insurance to protect the Owner, Contractor, Architect/Engineer, Subcontractors and Subsubcontractors against loss of use of Owner's property due to those perils insured pursuant to Paragraph 11.4. Such policy will provide coverage for expediting expenses of materials, continuing overhead of the Owner and the Contractor, Architect/Engineer, Subcontractors and Subsubcontractors, necessary labor expense including overtime, loss of income by the Owner and other determined exposures. Exposures of the Owner, Contractor, Architect/Engineer, Subcontractors and Subsubcontractors, shall be determined by mutual agreement with separate limits of coverage fixed for each item.

11.4.5 Upon the Contractor's request, the Owner shall provide the Contractor with a copy of all policies before an exposure to loss may occur. Copies of any subsequent endorsements shall be furnished to the Contractor. The Contractor shall be given thirty (30) days' notice of cancellation, non-renewal, or any endorsements restricting or reducing coverage. The Owner shall give written notice to the Contractor before commencement of the Work if the Owner will not be obtaining property insurance. In that case, the Contractor may obtain insurance in order to protect its interest in the Work as well as the interest of Architect/Engineer, Subcontractors and Subsubcontractors in the Work. The cost of this insurance shall be a Cost of the Work pursuant to Article 8, and the GMP shall be increased by Change Order. If the Contractor is damaged by failure of the Owner to purchase or maintain property insurance or to so notify the Contractor, the Owner shall bear all reasonable costs incurred by the Contractor arising from the damage.

11.5 Property Insurance Loss Adjustment

11.5.1 Any insured loss shall be adjusted with the Owner and the Contractor and made payable to the Owner and Contractor as trustees for the insureds, as their interests may appear, subject to any applicable mortgagee clause.

11.5.2 Upon the occurrence of an insured loss, monies received will be deposited in a separate account and the trustees shall make distribution in accordance with the agreement of the parties in interest, or in the absence of such agreement, in accordance with the decree of a court of competent jurisdiction pursuant to Article 13. If the trustees are unable to agree between themselves on the settlement of the loss, such dispute shall also be submitted for resolution pursuant to Article 13.

11.6 Waiver of Subrogation

11.6.1 The Owner and Contractor waive all rights against each other, the Architect/Engineer, and any of their respective employees, agents, consultants, subcontractors and subsubcontractors for damages caused by risks covered by insurance provided in Paragraph 11.5 to the extent they are covered by that insurance, except such rights as they may have to the proceeds of such insurance held by the Owner and Contractor as trustees. The Contractor shall require similar waivers from all Subcontractors. Each of the Owner and the Contractor shall cause its policies of insurance to contain such a waiver of subrogation.

11.6.2 The Owner and Contractor waive all rights against each other and the Architect/Engineer, Subcontractors and Subsubcontractors for loss or damage to any equipment used in connection with the Project which loss is covered by any property insurance. The Contractor shall require similar waivers from all Subcontractors.

11.6.3 The Owner waives subrogation against the Contractor, Architect/Engineer, Subcontractors and Subsubcontractors on all property and consequential loss policies carried by the Owner on adjacent properties and under property and consequential loss policies purchased for the Project after its completion.

11.6.4 If the policies of insurance referred to in this Paragraph require an endorsement to provide for continued coverage where there is a waiver of subrogation, the owners of such policies will cause them to be so endorsed.

11.7 No Professional Liability Coverage

Notwithstanding anything to the contrary contained in this Agreement, the Contract Documents or elsewhere, under no circumstances shall the Owner be required to maintain any insurance covering loss or damage to any person or property resulting from or arising out of any professional negligence of the Contractor, the Architect/Engineer, or any Subcontractor or Subsubcontractor.

ARTICLE 12

TERMINATION OF THE AGREEMENT AND OWNER'S RIGHT TO PERFORM CONTRACTOR'S RESPONSIBILITIES

12.1 Termination by the Contractor

12.1.1 Upon five (5) days' written notice to the Owner, the Contractor may terminate this Agreement for any of the following reasons:

.1 If the Project is stopped for a period of thirty (30) days under an order of any court or other public authority having jurisdiction, or as a result of an act of government, such as a declaration of a national emergency making materials unavailable, through no act or fault of the Contractor or if the Project should be stopped for a period of thirty (30) days by the Contractor for the Owner's failure to make payment thereon or for delays caused by the presence of Hazardous Material as defined in Paragraph 3.4,

.2 if the Work is suspended by the Owner for any reason for a period of sixty (60) days, other than for a default by the Contractor under this Agreement;

.3 if the Owner materially delays the Contractor in the performance of the Work for reasons other than the Contractor's acts;

.4 if the Owner otherwise materially breaches this Agreement;

.5 if the Owner fails to furnish reasonable evidence that sufficient funds are available and committed for the entire cost of the Project in accordance with Subparagraph 4.1.3 of this Agreement; or

.6 if the Owner is adjudged bankrupt, or if he makes a general assignment for the benefit of his creditors, or if a receiver is appointed on account of his insolvency, or if he disregards material laws, ordinances, rules, regulations or orders of any public authority having jurisdiction relating to or affecting the Project.

12.1.2 Upon termination by the Contractor in accordance with Subparagraph 12.1.1, the Contractor shall be entitled to recover from the Owner payment for all Work executed and for any proven loss, cost or expense in connection with the Work, plus all demobilization costs and reasonable damages. In addition, the Contractor shall be paid an amount calculated as set forth either in Subparagraph 12.3.1 or 12.3.2, depending on when the termination occurs, and Subparagraphs 12.3.3 and 12.3.4.

12.2 Owner's Right to Perform Contractor's Obligations and Termination by the Owner for Cause

12.2.1 If the Contractor fails to perform any of its obligations under this Agreement, the Owner may, after five (5) days' written notice, during which period the Contractor fails to perform such obligation, undertake to perform such obligations with good faith and fair dealing. The GMP shall be reduced by the cost to the Owner of performing such obligations.

12.2.2 If the Contractor is adjudged bankrupt, or if he makes a general assignment for the benefit of his creditors, or if a receiver is appointed on account of his insolvency, or if he refuses or fails, except in cases for which extension of time is provided, to supply enough properly skilled workmen or proper materials, or if he fails to make proper payment to Subcontractors or for materials or labor, or disregards material laws, ordinances, rules, regulations or orders of any public authority having jurisdiction relating to or affecting the Project, or otherwise is guilty of a substantial violation of a provision of this Agreement, then the Owner may, without prejudice to any right or remedy and after giving the Contractor and his surety, if any, five (5) days' written notice, during which period the Contractor fails to cure the violation, terminate the employment of the Contractor and this Agreement and take possession of the site and of all materials and may finish the Work by whatever reasonable method he may deem expedient. In such case, the Contractor shall not be entitled to receive any further payment, and in addition shall be liable to the Owner for all damages caused by such termination.

12.2.3 [RESERVED]

12.3 Termination by Owner Without Cause If the Owner terminates this Agreement other than as set forth in Paragraph 12.2, the Owner shall pay the Contractor for all Work executed and for any proven loss, cost or expense in connection with the Work, plus all demobilization costs. In addition, the Contractor shall be paid an amount calculated as set forth below. Notwithstanding anything contained in this Agreement, in no event shall the aggregate compensation due to the Contractor exceed the GMP, as adjusted by Change Orders:

.1 If the Owner terminates this Agreement prior to commencement of Construction, the Contractor shall be paid the balance of the Contractor's Design Services compensation as set forth in the Schedule of Values, and 25% of the Contractor's Fee as set forth in Clause 7.3.1.2.

.2 If the Owner terminates this Agreement after commencement of the Construction Phase, the Contractor shall be paid the balance of the Contractor's Design Services compensation as set forth in the Schedule of Values and 100% of the Contractor's Fee as set forth in Clause 7.3.1.2.

.3 In either event, the initial payment as provided in Paragraph 7.1 shall be credited to the Owner's account at the time of termination, and shall act as an offset against any amounts owed under this Section 12.3.

.4 The Owner shall also pay to the Contractor fair compensation, either by purchase or rental at the election of the Contractor, for any equipment retained. The Owner shall assume and become liable for obligations, commitments and

unsettled claims that the Contractor has previously undertaken or incurred in good faith in connection with the Work or as a result of the termination of this Agreement.

ARTICLE 13

DISPUTE RESOLUTION

If a dispute arises out of or relates to this Agreement or its breach, the parties shall endeavor to settle the dispute first through direct discussions. If the parties are unable to settle any dispute through such direct discussions, such disputes shall be decided by a State or Federal court of competent jurisdiction sitting in Maine. The parties hereby consent to the exclusive jurisdiction of the State and Federal courts located in Maine, and waive any objection to the same based on inconvenient forum or otherwise.

ARTICLE 14

MISCELLANEOUS PROVISIONS

14.1 Assignment Neither the Owner nor the Contractor shall assign their interest in this Agreement without the written consent of the other except as to the assignment of proceeds.

14.2 Governing Law This Agreement shall be governed by the law in effect at the location of the Project.

14.3 Severability The partial or complete invalidity of any one or more provisions of this Agreement shall not affect the validity or continuing force and effect of any other provision.

14.4 No Waiver of Performance The failure of either party to insist in any one or more instances, on the performance of any of the terms, covenants or conditions of this Agreement, or to exercise any of its rights, shall not be construed as a waiver or relinquishment of such term, covenant, condition or right with respect to further performance.

14.5 Titles The titles given to the Articles and Paragraphs of this Agreement are for ease of reference only and shall not be relied upon or cited for any other purpose.

14.6 Other Provisions

.1 **Project Meetings** The Contractor shall schedule and administer pre-construction meetings, periodic progress meetings (at least once every two weeks), and specifically called meetings throughout the progress of the Work. Representatives of the Architect/Engineer, Contractor, subcontractors and suppliers attending the meetings shall be qualified and authorized to act on behalf of the entity each represents. To the extent possible, such meetings shall be held at the Project site. The agenda for such meetings shall include, at a minimum, the following:

-organizational arrangement of the Contractor's forces and personnel, and those of subcontractors, subsubcontractors, materials suppliers and the A/E;
- channels and procedures for communications;
-construction schedule, including sequence of critical work;
-contract documents, including distribution of required copies to A/E for review;
-processing of bulletins, field decisions, and change orders;
-rules and regulations governing performance of the Work; and
-procedures for safety and first aid, security, quality control, housekeeping, and related matters.

ARTICLE 15

EXISTING CONTRACT DOCUMENTS

The Contract Documents in existence at the time of execution of this Agreement are as follows:

OWNER: Associated Grocers of Maine, Inc.

BY: Patrick Flannery

PRINT NAME: Patrick Flannery

PRINT TITLE: President/CEO

DATE: 7-26-05

ATTEST: Cathy Callahan

CONTRACTOR: CMC Associates, Inc.

BY: Mark Moore

PRINT NAME: Mark Moore

PRINT TITLE: President

DATE: 7/27/05

ATTEST: Harmony Snedden

Associated Grocers of Maine - Summary or Perishable Warehouse Expansion Bids

11-May-05

COST SUMMARY		CMC	[illegible] SYSTEM		
Site work (includes detention pond)		$ 573,100			
Connection to city sewer (at road entrance)		$ 74,000			
Demolition		$ -			
Site work Sub-total:		***$ 647,100***			**Includes pond**
Revised site work: 29,000 esq.. of new parking					
Concrete (other)		$ -			
Foundations		$ 173,600			
Curbs (24"high)		$ 26,785			**With 8"x16" Curbs**
Slabs		$ 221,705			**With 110'x18' truck pad**
Added cost for reinforcement		$ -			
Masonry		$ 7,560			
Concrete Sub-total:		***$ 429,650***			
Metals		$ -			
Structural Steel (reduced expansion building height)		$ 449,405			
Misc.Irons		$ 70,020			**With bollards in lieu of door protection; no canopy**
Add for condensor steel if central ammonia			$ 15,000		
Metals Sub-total:		***$ 519,425***			
Low Temp		$ 715,000			**No Fast-fold doors; no demising wall at produce**
Thermal		$ -			
Roofing		$ 165,000			
Siding		$ 1,490			**No Canopy**
Thermal Sub-total:		***$ 881,490***			
Equipment		$ 74,400			
Dock Equipment (all bids include vertical levelers)		$ -			
Equipment Sub-total:		***$ 74,400***			
Doors and windows		$ 1,300			
Overhead Door		$ -			
D &W Sub-total:		***$ 1,300***			
Mechanical		$ -			
Fire Protection		$ 240,210			
Plumbing		$ 59,000			
Ventilation and Refrigeration (split Freon system in expansion)		$ 630,000			
Add for central ammonia in new & existing			$ 380,000		
Mechanical Sub-total:		***$ 929,210***			
Electrical		***$ 280,000***			
Finishes		$ 8,650			
Wood and plastics		$ -			
Carpentry		$ -			
Finishes Sub-total:		***$ 8,650***			
Square off Freezer		***$ (20,000)***			
Contingency		***$ 34,615***			

Construction Sub-Total (sum of above)		$ 3,785,840	$ 395,000		
Architectural and Engineering		$ 200,000			
General Conditions		$ 296,000			
Supervision & Out of Town Living		$ 21,000			
Travel for Eng. & Const. Services		$ 12,000			
Profit and Overhead (9%)		$ 388,336	$ 35,550		
Others Sub-Total		$ 917,336			
Project Total (no racking)		$ 4,703,176	$ 430,550		
Estimated cost of rack reset (Incl. use of extra inventory)		*$ 290,000*	*$ 240,000*	*$ 50,000*	Minus $50000.00 For Un-needed future rack
Project Total (with racking)		*$ 4,993,176*			
Project total (no racking) with:					
Rework Exist. Rack Freon Syst. / Split Freon Syst. In New		$ 4,703,176			
Central Ammonia in New & Existing		$ 5,133,726			
ESTIMATED COMPLETION DATE (not revised)		NO. 14, 2005			
Confirmed bids percentage		94.5%			
Added cost for Curtain wall in 35 deg. Produce		$ 44,000			

Associated Grocers of Maine - Summary or Perishable Warehouse Expansion Bids 11-May-05

COST SUMMARY		CMC	ADD FOR CENTRAL SYSTEM		
Site work (includes detention pond)		$ 573,100			
Connection to city sewer (at road entrance)		$ 74,000			
Demolition		$ -			
Site work Sub-total:		***$ 647,100***			Includes pond
Revised site work: 29,000 esq.. of new parking					
Concrete (other)		$ -			
Foundations		$ 173,600			
Curbs (24"high)		$ 26,785			With 8"x16" Curbs
Slabs		$ 221,705			With 110'x15' truck pad
Added cost for reinforcement		$ -			
Masonry		$ 7,560			
Concrete Sub-total:		***$ 429,650***			
Metals		$ -			
Structural Steel (reduced expansion building height)		$ 449,405			
Misc.Irons		$ 70,020			With bollards in lieu of door protection; no canopy
Add for condensor steel if central ammonia			$ 15,000		
Metals Sub-total:		***$ 519,425***			
Low Temp		$ 715,000			No Fast-fold doors; no demising wall at produce
Thermal		$ -			
Roofing		$ 165,000			
Siding		$ 1,490			No Canopy
Thermal Sub-total:		***$ 881,490***			
Equipment		$ 74,400			
Dock Equipment (all bids include vertical levelers)		$ -			
Equipment Sub-total:		***$ 74,400***			
Doors and windows		$ 1,300			
Overhead Door		$ -			
D &W Sub-total:		***$ 1,300***			
Mechanical		$ -			
Fire Protection		$ 240,210			
Plumbing		$ 59,000			
Ventilation and Refrigeration (split Freon system in expansion)		$ 630,000			
Add for central ammonia in new & existing			$ 380,000		
Mechanical Sub-total:		***$ 929,210***			
Electrical		***$ 280,000***			
Finishes		$ 8,650			
Wood and plastics		$ -			
Carpentry		$ -			
Finishes Sub-total:		***$ 8,650***			
Square off Freezer		***$ (20,000)***			
Contingency		***$ 34,615***			
Construction Sub-Total (sum of above) WITHOUT SITE COST		$ 3,138,740	$ 395,000		

Architectural and Engineering		$ 200,000			
General Conditions		$ 296,000			
Supervision & Out of Town Living		$ 21,000			
Travel for Eng. & Const. Services		$ 12,000			
Profit and Overhead (9%)		$ 330,097	$ 35,550		
Others Sub-Total		$ 859,097			
Project Total (no racking)		$ 3,997,837	$ 438,850		
Estimated cost of rack reset (Incl. use of extra inventory)		*$ 290,000*	*$ 240,000*	*$ 50,000*	Minus $50000.00 For Un-needed future rack
Project Total (with racking)		*$ 4,287,837*			
Project total (no racking) with:					
Rework Exist. Rack Freon Syst. / Split Freon Syst. In New		$ 3,997,837			
Central Ammonia in New & Existing WITHOUT SITE COST		$ 4,428,387	$ 647,100	$ 5,075,487	WITH SITE COST
ESTIMATED COMPLETION DATE (not revised)		NO. 14, 2005			
Confirmed bids percentage		*94.5%*			
Added cost for Curtain wall in 35 deg. Produce		$ 44,000			

EXHIBIT A

OUTLINE SCOPE OF WORK

OUTLINE SCOPE OF WORK

ENGINEERING

1. All engineering and drawings (site engineering is not included) are to be prepared by CMC Associates and appropriate trade contractors. Drawings to be furnished shall delineate all material and work included. Drawings to include all pertinent dimensions and together with these specifications shall be adequate for construction purposes. Process Engineering and Wastewater Engineering are not included as part of this proposal, but may be added at additional cost if so chosen by the Owner.

GENERAL CONDITIONS

1. Coordinate plans, specifications, shop drawings and material submittals.
2. Select subcontractors and material suppliers.
3. Obtain building permit (permit fees to be paid for by the Owner).
4. Coordinate all work between the Subcontractors and material suppliers.
5. Provide on-site supervision and inspections.
6. Provide project telephone and fax.
7. Provide transit, laser and equipment devices as required.
8. Provide temporary electric and temporary water.
9. Governmental approval filing and review fees are not included.
10. Utility company fees and backcharges are not included
11. Winter Conditions not included and are to be billed on a cost plus ten percent basis.
12. Builder's Risk Insurance to be provided by the Owner.
13. Borings and geotechnical engineering are not included.
14. Environmental testing is not included.
15. Compaction, concrete and steel testing are not included.
16. Handling of hazardous material is excluded from this scope of work.

SITE WORK

1. Site work is not included and is to be furnished and installed by Associated Grocers of Maine.

SITE UTILITIES

1. Site utilities are not included and are to be furnished and installed by Associated Grocers of Maine.

SITE IMPROVEMENTS

1. Site improvements are not included and are to be furnished and installed by Associated Grocers of Maine.

FOUNDATIONS

1. Furnish and install five hundred sixty five (565) linear feet of four (4) foot deep reinforced foundation wall with footing.
2. Furnish and install seventy five (75) linear feet of eight (8) foot deep reinforced foundation wall with footing.
3. Furnish and install thirty four (thirty four) interior footings with piers.
4. Foundation design is based upon four thousand (4000) pounds per square foot soil bearing capacity.
5. Furnish and install perimeter insulation.
6. Rub exposed concrete foundation walls to provide smooth finish.
7. Furnish and install five (5) concrete pads at egress doors.
8. Furnish and install forty (40) oak blocks to provide thermal break at freezer columns.
9. Furnish and install five hundred seventy five (575) linear feet of eight (8) inch thick, sixteen (16) inch high reinforced concrete curbs at the base of insulated metal panels that are exposed to fork truck traffic.
10. Furnish and install six (6) individual vertical dock leveler pits. It is assumed that there are no existing structural impediments to the installation of the dock pits.

CONCRETE SLABS

1. Furnish and install approximately forty one thousand six hundred eighty (41,680) square feet of seven (7) inch thick wearing slab, reinforced with welded wire mesh set on chairs.
2. Furnish and install approximately twenty four thousand eight hundred seventy five (24,875) square feet of four (4) inch thick mud slab at freezer and meat cooler.
3. Wearing slabs to receive two (2) coats of water based concrete sealer.
4. Fill approximately one hundred (100) linear feet of existing trench drains.

5. Fill control joints and construction joints with USDA approved compound.
6. Furnish and install approximately one thousand six hundred fifty (1,650) square feet of eight (8) inch thick 4000 psi concrete truck dolly pad, 15'-0" wide by 110'-0" long, with two (2) pounds of steel reinforcing per square foot.

STEEL

1. Furnish and install conventional structural steel system with columns, truss girders, bar joist, and 22 gauge metal roof deck.
2. Remove the first level of existing girts between new and existing coolers to allow a minimum clearance of 12'-0" for fork truck travel. It is assumed that there are no existing structural impediments to the removal of this girt.
3. Furnish and install structural steel support systems for hanging equipment included in this scope of work.
4. Furnish and install sixty two (62) bollards at new fork truck traffic doors and openings.
5. Furnish and install miscellaneous steel as necessary.

MASONRY

1. Furnish and install new opening into battery charging, 8'-0" x 10'-0".
2. Furnish and install approximately forty seven (47) linear feet of interior common face masonry wall to create a new engine room within the existing battery charging area

WALLS & ROOF

1. Furnish and install approximately forty one thousand six hundred eighty (41,680) square feet of 0.60 EPDM single ply membrane roofing system, complete with wood nailer, flashings, and gravel stop.
2. Furnish and install approximately six hundred (600) linear feet of flashing at high/low roof condition and new/existing roof condition.
3. Furnish and install scuppers and downspouts.

DOORS & WINDOWS

1. Furnish and install six (6) insulated overhead doors, 8'-0" x 9'-0".

SPECIALTIES

1. Racking is not included and is to be furnished and installed by Associated Grocers of Maine.

EQUIPMENT

1. Furnish and install six (6) vertical storing hydraulic dock levelers, 6'-0" x 6'-0" with 20" lip.
2. Furnish and install six (6) sets of dock bumpers.
3. Furnish and install six (6) compression type dock seals.
4. Furnish and install six (6) swivel arm dock lights.

LOW TEMPERATURE WALLS & DOORS

1. Furnish and install five (5) inch thick wall panel system with 26 gauge, white painted stucco embossed galvanized steel both faces and foamed-in-place polyurethane insulated core at freezer and meat cooler walls.
2. Furnish and install four (4) inch thick wall panel system with 26 gauge, white painted stucco embossed galvanized steel both faces and foamed-in-place polyurethane insulated core at 35 degree, 45 degree, 55 degree coolers.
3. Furnish and install two (2) layers of three (3) inch Dow Freezermate floor insulation, laid in a staggered pattern, over ten (10) mil polyethylene vapor barrier in freezer and meat cooler.
4. Furnish and install two (2) layers of three (3) inch thick Dow Deckmate roof insulation, laid in a staggered pattern over 3.25" of polyisocyanurate insulation at freezer and meat cooler.
5. Furnish and install two (2) layers of two (2) inch thick Dow Deckmate roof insulation, laid in a staggered pattern over 3.25" of polyisocyanurate insulation at 35 degree, 45 degree, 55 degree coolers.
6. Relocate eight (8) 8'-0" x 12'-0" existing power operated doors. It is assumed that the doors are in proper working order.
7. Install three (3) Owner supplied 8'-0" x 12'-0" existing power operated doors. It is assumed that the doors are in proper working order.
8. Furnish and install four (4) 3'-0" x 7'-0" hinged, insulated freezer egress door.
9. Furnish and install three (3) 3'-0" x 7'-0" hinged, insulated cooler egress door.

10. Cut openings in existing freezer panel and exterior metal panel at existing dock to provide access from existing freezer to new freezer. Trim openings to maintain integrity of vapor barrier.
11. Demolish approximately five hundred and fifty (550) linear feet of existing insulated wall panel. Trim openings to maintain integrity of vapor barrier.

PLUMBING

1. Furnish and install approximately two hundred eighty (280) linear feet of trench drain at 35 degree wet cooler.
2. Furnish and install glycol floor warming system in freezer and meat cooler.

HVAC

1. Furnish and install exhaust system at engine room.

REFRIGERATION

1. Furnish and install a complete two stage, central ammonia, liquid overfeed refrigeration system in all new and existing refrigerated areas, designed to support the high stage refrigeration load calculated to be approximately 300 tons and with all vessels and lines sized to support an additional twenty thousand (20,000) square feet of freezer. The system is as follows:

    - Furnish and install one (1) 134 HP screw compressor, operating at -20° F suction and 90° F condensing temperature.
    - Furnish and install two (2) 175 HP screw compressors, operating at +20° F suction and 90° F condensing temperature.
    - All compressors to be Frick, FES or equal.
    - All compressors to be equipped with thermosyphon oil cooling.
    - Furnish and install four (4) evaporators in the -10° F freezer to supply a total of 58 TR.
    - Furnish and install two (2) evaporators in the +28° F meat cooler to supply a total of 42.8 TR.
    - Furnish and install six (6) evaporators in the +35° F coolers to supply a total of 112.3 TR.
    - Furnish and install one (1) evaporator in the +45° F cooler to supply a total of 13.1 TR.
    - Furnish and install one (1) evaporator in the +55° F cooler to supply a total of 13.1 TR.

- Furnish and install three (3) evaporators in the +35° F dock to supply a total of 65.4 TR.
- All evaporators to be Frick/Imeco, Krack or equal.
- Furnish and install one (1) Frick/Imeco, BAC or equal evaporative condenser to supply 5598 MBH of condensing, 90° F condensing temperature and 75° F wet bulb.
- Furnish and install one (1) remote sump.
- Furnish and install one (1) high pressure receiver.
- Furnish and install one (1) low pressure receiver.
- Furnish and install underslab glycol floor warming system in the new freezer and meat cooler.
- Furnish and install initial ammonia charge.
- Furnish and install defrost control system.
- Furnish and install one motor control center for all motors associated with the operation of the refrigeration system.
- Furnish and install an ammonia detection system with monitoring in each storage room and the engine room.
- Furnish and install all necessary pipe and fittings, pipe hangers, metal jacketed pipe insulation on exterior lines, PVC jacketed pipe insulation on interior lines, valves, control valves, relief valves, heat tape for condensate lines, gauges and thermometers.
- Furnish and install structural steel at exterior of existing building to support new refrigeration lines.
- Disconnect and remove existing freon refrigeration system, fill existing condensers with a nitrogen charge and store on-site for Owner's resale.

FIRE PROTECTION

1. Furnish and install double interlock sprinkler system with heat detection in the freezer and new meat cooler.
2. Furnish and install a dry pipe system in the new perishable coolers.
3. Furnish and install double interlock in-rack sprinklers with heat detection in freezer and new meat cooler in accordance with NFPA 13.
4. Furnish and install dry pipe in-rack sprinklers in the new 35 degree coolers in accordance with NFPA 13.
5. Foam seal penetrations through insulated panels.
6. It is assumed that sufficient water pressure and flow are readily available at the site and that a fire pump and/or storage tank will not be required.

ELECTRIC

1. Relocate existing electrical equipment for new doors to be located on column lines EX-12 and EX-F.
2. Relocate existing electrical equipment for new dock to be located on column lines EX-4 and EX-A.
3. Furnish and install metal halide light fixtures to provide 25 FC in the new refrigerated warehouse areas and 30 FC in the refrigerated dock area. Fixtures to vapor proof, gasketed with cold weather ballast.
4. Furnish and install strip fluorescent light fixtures in the engine room.
5. Wire refrigeration system.
6. Wire power operated doors.
7. Provide new secondary feed from new transformer. Primary feed and transformer are to be provided by the utility company.
8. Furnish and install all necessary distribution panels.
9. Furnish and install exterior wall mounted lights.
10. Furnish and install exit signs and emergency lights per code.
11. Furnish and install fire alarm system that ties into existing fire alarm panel. It is assumed that the existing panel has sufficient capacity.
12. It is assumed that the existing service is large enough to accommodate the proposed expansion.
13. Except as specifically indicated herein, wiring of Owner's equipment, including emergency generators and the associated switching and gear configuration, security systems, voice and data wiring is excluded from this scope.

ALTERNATES

1. To remove one (1) truck dock position and associated equipment, DEDUCT from base price $13,500.00.
2. To furnish and install a structural thermal break and independent glycol loop to accommodate a future dock in the new freezer area, ADD to base price $22,900.00.
3. To furnish and install double interlock in-rack sprinklers with heat detection in the new 35 degree coolers, ADD to base price $14,800.00.

Except as specifically indicated herein, this proposal does not include any work associated with the procurement or installation of Owner's equipment.

Except as specifically indicated herein, this proposal does not include any correction, addition, removal or replacement of any items, materials, components or systems which may or may not be existing in the facility and which condition may be found unacceptable in any way to the Owner, state, local or federal governmental agencies, insurance underwriters or any other authority. If necessary, such items will be handled at an additional cost to the Owner.

Application and Certificate for Payment

ATTACHMENT A

OWNER: SAMPLE OWNER
SAMPLE STREET
SAMPLE P.O BOX
SAMPLE CITY, SAMPLE STATE, ZIP CODE

PROJECT: SAMPLE PROJECT
SAMPLE STREET,CITY, STATE,ZIP CODE

FROM (CONTRACTOR): CMC Associates Inc.
720 Washington Street
Oxford Building
Hanover Ma 02339

VIA (ARCHITECT):

APPLICATION NO: 1
APPLICATION DATE: 00/00/00
PERIOD TO: 7/19/2005
CONTRACT DATE: 00/00/00
CONTRACT FOR:
PROJECT NO. XXXXX

Distribution to:
OWNER ☐
ARCHITECT ☐
CONTRACTOR ☐
FIELD ☐
OTHER ☐

CONTRACTORS APPLICATION FOR PAYMENT

Application is made for Payment, as shown below, in connection with the Contract. Continuation Sheet, is attached.

1. ORIGINAL CONTRACT SUM . $ -
2. Net change by Change Orders ..$ -
3. CONTRACT SUM TO DATE (LINE 1+-2) . $ -
4. TOTAL COMPLETED & STORED TO DATE ..$ -
   (Column G on Continuation Sheet)
5. RETAINAGE:
   ______ % Total Completed and Stored to Date....$ -
   (Column G on Continuation Sheet)
6. TOTAL EARNED LESS RETAINAGE ... $ -
   (Line 4 less Line 5 Total)
7. LESS PREVIOUS CERTIFICATES FOR PAYMENT .. $ -
   (Line 6 from prior Certificate)
8. **CURRENT PAYMENT DUE** ... $ -
9. BALANCE TO FINISH, PLUS RETAINAGE ....$ -
   (line 3 less Line 6)

CHANGE ORDER SUMMARY		ADDITIONS	DEDUCTIONS
Total changes approved in previous months		$ -	$ -
Approved this Month			
Number	Date Approved		
		$ -	$ -
		$ -	$ -
		$ -	$ -
		$ -	$ -
		$ -	$ -
Total approved this Month		$ -	$ -
TOTALS		$ -	$ -
NET CHANGES by Change Order		$ -	

The undersigned Contractor certifies that to the best of the Contractors knowledge,information and belief the Work covered by this Application for Payment has been completed in accordance with the Contract Documents, that all amounts have been paid by the Contractor for Work for which previous Certificates for Payment were issued and payments received from the Owner and that current payment shown herein is now due.

CONTRACTOR: CMC Associates Inc.

BY: ______________________ DATE: ______________

State of: Massachusetts County of: Plymouth

Subscribed and sworn to before me this day of

Notary Public:

My Commission expires:

ARCHITECT'S CERTIFICATE FOR PAYMENT

In accordance with the Contract Documents based on on-site observations and the data comprising this application, the Architect certifies to the Owner that the best of the Architects knowledge, information and belief the Work has progressed as indicated, the quality of the Work is in accordance with Contract Documents, and the Contractor is entitled to payment of the AMOUNT CERTIFIED.

AMOUNT CERTIFIED .. ..$ ______________

(Attach explanation if amount certified differs from the amount applied. Initial all figures on this Application and on the Continuation Sheet that are changed to conform with the amount certified.)

ARCHITECT:

BY: ______________________ DATE: ______________

This Certificate is not negotiable. The AMOUNT CERTIFIED is payable only to the Contractor named herein. Issuance, payment and acceptance of payment are without prejudice to any rights of the Owner or Contractor under the Contract.

EXHIBIT B
SCHEDULE OF DRAWINGS

Drawing Number	Drawing Name	Issue Date	Revision Date
Architectural			
C1.1	Cover	PROGRESS	
T1.0	Index and Code Sheet	PROGRESS	
A1.1	Overall Plan	PROGRESS	
A1.2	Partial Plan	PROGRESS	
A1.3	Roof Plan	PROGRESS	
A2.1	Elevations	PROGRESS	
A3.1	Wall Sections	PROGRESS	
A3.2	Wall Sections	PROGRESS	
A3.3	Wall Sections	PROGRESS	
A4.1	Details	PROGRESS	
A4.2	Details	PROGRESS	
A5.1	Schedules		
Foundation			
F0.0	General Found. Notes	PROGRESS	
F1.0	Foundation Plan	PROGRESS	
F2.0	Base plate and anchor bolt details	PROGRESS	
F3.0	Concrete Sections	PROGRESS	
F4.0	Typical Concrete Details	PROGRESS	
Steel			
S0.0	Structural Steel Notes	7/15/2005	
S1.0	Partial Roof Framing Plan and Notes	7/15/2005	
S2.0	Bracing Elevations and Details	7/15/2005	
S3.0	Steel Framing Details and Sections	7/15/2005	
S3.1	Steel Framing Details and Sections	7/15/2005	
Electrical			
E0.1	Single Line Diagram	PROGRESS	
E0.2	Panel Schedules	PROGRESS	
E1.1	Power Plan	PROGRESS	
E2.1	Lighting Plan	PROGRESS	
E3.1	Fire Alarm Plan	PROGRESS	
Mechanical			
M1.1	HVAC Plan	PROGRESS	
Plumbing			
P1.1	Plumbing Plan	PROGRESS	
Fire Protection			
FP-1	General Notes and Details	PROGRESS	
FP-2	Ceiling Sprinkler Plan	PROGRESS	
FP-3	In-Rack Sprinkler Plan	PROGRESS	

EXHIBIT B
SCHEDULE OF DRAWINGS

Drawing Number	Drawing Name	Issue Date	Revision Date
Refrigeration			
R-1	General Notes	PROGRESS	
R-2	Flow Diagrams	PROGRESS	
R-3	Equipment Room Pad & Piping Plans	PROGRESS	
R-4	Condenser Steel Plan	PROGRESS	
R-5	Roof Piping Plan	PROGRESS	
R-6	Equipment Plan	PROGRESS	
R-7	Piping Elevation Details	PROGRESS	
R-8	Equipment Elevation Details	PROGRESS	
R-9	Air Unit Isometric Piping Plans	PROGRESS	
R-10	Valve Station Details	PROGRESS	
R-11	Equipment Schedule	PROGRESS	
R-12	Floor Warming Details	PROGRESS	
R-13	Wiring Diagrams	PROGRESS	
R-14	Control Diagrams	PROGRESS	
Civil			
BY OWNER	BY OWNER		

EXHIBIT C
SCHEDULE OF VALUES

Site Work		By Owner
Site Utilities		By Owner
Site Improvements		By Owner
Foundations	$	153,600
Curbs (24"high)		26,785
Slabs		221,705
Masonry		7,560
Structural Steel		449,405
Misc.Irons		85,020
Low Temp		715,000
Roofing		165,000
Siding		1,490
Dock Equipment		74,400
Rack		By Owner
Doors and Windows		1,300
Fire Protection		240,210
Plumbing		59,000
Refrigeration		1,010,000
Electrical		280,000
Finishes		8,650
Contingency		34,615
Architectural and Engineering		200,000
General Conditions		296,000
Supervision & Out of Town Living		21,000
Travel for Eng. & Const. Services		12,000
Cost of Work	$	4,062,740
Profit and Overhead (9%)	$	365,647
Guaranteed Maximum Price	$	4,428,387

INDEPENDENT AUDITOR'S CONSENT

We consent to the use in the Offering Circular for the issuance of $5,000,000 Variable Rate Subordinated Debt Securities (Excess) pursuant to Regulation A under the Securities Act of 1933, as amended, of Associated Grocers of Maine, Inc. of our report, dated May 13, 2005, on the consolidated financial statements of Associated Grocers of Maine, Inc. and subsidiaries as of and for the years ended March 25, 2005 and March 26, 2004 appearing in the Offering Circular.



Limited Liability Company

Portland, Maine
November 4, 2005